                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

From: May 25, 2005

                               IVANHOE MINES LTD.

--------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

        SUITE 654 - 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F- [ ]      Form 40-F- [X]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                        Yes: [ ]    No: [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.)

Enclosed:

      Technical Report

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          IVANHOE MINES LTD.

DATE: May 25, 2005                        By:  /s/ Beverly A. Bartlett
                                               ------------------------
                                               BEVERLY A. BARTLETT
                                               Corporate Secretary

                                                            [IVANHOE MINES LOGO]

TECHNICAL REPORT
Hugo Dummett and Southern Oyu Deposits
Oyu Tolgoi, Mongolia

EFFECTIVE DATE: 03 MAY 2005

PREPARED BY: DR. STEPHEN JURAS, P. GEO

131294

                                                                     [AMEC LOGO]

                                IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Technical Report, in accordance with Form 43-101F1, for Ivanhoe Mines Limited (Ivanhoe) by AMEC Americas Limited (AMEC). The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in AMEC's services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended to be used by Ivanhoe, subject to the terms and conditions of its contract with AMEC. That contract permits Ivanhoe to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report by any third party is at that party's sole risk.

                                                                     [AMEC LOGO]

                              CERTIFICATE OF AUTHOR

                            Stephen J. Juras, P.Geo.
                         111 Dunsmuir Street, Suite 400
                                  Vancouver, BC
                               Tel: (604) 664-4349
                               Fax: (604) 664-3057
                             stephen.juras@amec.com

I, Stephen J. Juras, P.Geo., am a Professional Geoscientist, employed as Chief Geologist of AMEC Americas Limited and residing at 9030 161 Street in the City of Surrey in the Province of British Columbia.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia. I graduated from the University of Manitoba with a Bachelor of Science (Honours) degree in geology in 1978 and subsequently obtained a Master of Science degree in geology from the University of New Brunswick in 1981 and a Doctor of Philosophy degree in geology from the University of British Columbia in 1987.

I have practiced my profession continuously since 1987 and have been involved in: mineral exploration for copper, zinc, gold and silver in Canada and United States and in underground mine geology, ore control and resource modelling for copper, zinc, gold, silver, tungsten, platinum/palladium and industrial mineral properties in Canada, United States, Brazil, Peru, Chile, Vietnam and Russia.

As a result of my experience and qualifications, I am a Qualified Person as defined in N.P. 43-101.

I am currently a Consulting Geologist and have been so since January 1998.

From 18 February 2005 until 24 February 2005 I visited the Oyu Tolgoi project in Mongolia. I also helped to direct the mineral estimation work for the Hugo Dummett and Southern Oyu deposits, Oyu Tolgoi project. This report was prepared under my direct supervision.

I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report and that the omission to disclose would make this report misleading.

I am independent of Ivanhoe Mines Limited in accordance with the application of
Section 1.5 of National Instrument 43-101.

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel +1 604 664 3471
Fax +1 604 664 3057
www.amec.com

I have read National Instrument 43-101 and Form 43-101Fl and this report, Technical Report -Hugo Dummett and Southern Oyu Deposits, Oyu Tolgoi, Mongolia (May 2005), has been prepared in compliance with same.

Dated at Vancouver, British Columbia, this 25th day of May 2005.

/s/ Stephen J. Juras [STAMP]
------------------------------
Stephen J. Juras, Ph.D., P Geo

                                                                     [AMEC LOGO]

                            Stephen J. Juras, P. Geo.
                              AMEC Americas Limited
                         111 Dunsmuir Street, Suite 400
                                  Vancouver, BC
                            Telephone: (604) 664-4349
                               Fax: (604) 664-3057
                          Email: stephen.juras@amec.com

                                CONSENT OF AUTHOR

TO:   British Columbia Securities Commission
      Alberta Securities Commission
      Saskatchewan Securities Commission
      Manitoba Securities Commission
      Ontario Securities Commission
      Commission des valeurs mobilieres du Quebec
      Nunavut Legal Registry
      Officer of the Administrator, New Brunswick
      Nova Scotia Securities Commission
      Registrar of Securities, Prince Edward Island
      Securities Commission of Newfoundland
      Registrar of Securities, Government of the Yukon Territories Securities Registry, Government of the Northwest Territories

AND TO: Ivanhoe Mines Limited

I, Stephen J. Juras, P.Geo., do hereby consent to the filing of the technical report prepared for Ivanhoe Mines Limited titled Technical Report - Hugo Dummett and Southern Oyu Deposits, Oyu Tolgoi, Mongolia (May 2005), (the "Technical Report") with the securities regulatory authorities referred to above.

I further consent (a) to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Ivanhoe Mines Limited on its company website or otherwise, and (c) to all other uses by Ivanhoe Mines Limited of the Technical Report or excerpts thereof in connection with its business.

Dated this 25th day of May 2005.

/s/ Stephen J. Juras [STAMP]
----------------------------
Stephen J. Juras, Ph. D., P. Geo

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604) 664-4315
Fax (604) 664-3057

[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

CONTENTS

SECTION 1  - SUMMARY............................................................................................    1-1
SECTION 2  - INTRODUCTION AND TERMS OF REFERENCE................................................................    2-1
2.1      Terms of Reference.....................................................................................    2-1
SECTION 3  - DISCLAIMER.........................................................................................    3-1
SECTION 4  - PROPERTY DESCRIPTION AND LOCATION..................................................................    4-1
4.1      Mineral Tenure.........................................................................................    4-1
4.2      Permits and Agreements.................................................................................    4-3
4.3      Environmental Impact Assessment........................................................................    4-4
SECTION 5  - ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY..........................    5-1
5.1      Location...............................................................................................    5-1
5.2      Regional Centres and Infrastructure....................................................................    5-1
5.3      Climate................................................................................................    5-1
5.4      Physiography...........................................................................................    5-2
5.5      Seismicity.............................................................................................    5-2
5.6      Transportation Infrastructure..........................................................................    5-2
5.7      Other Resources........................................................................................    5-3
SECTION 6  - HISTORY............................................................................................    6-1
SECTION 7  - GEOLOGICAL SETTING.................................................................................    7-1
7.1      Regional Geology.......................................................................................    7-1
7.2      Property Geological Units..............................................................................    7-2
         7.2.1    Stratified Rocks..............................................................................    7-2
         7.2.2    Intrusive Rocks...............................................................................    7-6
7.3      Property Structural Geology............................................................................    7-8
         7.3.1    Solongo Fault.................................................................................    7-8
         7.3.2    Northwest Shear Zone.........................................................................    7-10
         7.3.3    Central Fault................................................................................    7-10
         7.3.4    Axial Fault, West Bat, East Bat Faults.......................................................    7-10
         7.3.5    Boundary Fault System........................................................................    7-11
         7.3.6    Northeast-Striking Secondary Faults..........................................................    7-11
         7.3.7    Folds........................................................................................    7-11
7.4      Southern Oyu Deposits.................................................................................    7-12
         7.4.1    Southwest Oyu Deposit........................................................................    7-12
         7.4.2    South Oyu Deposit............................................................................    7-14
         7.4.3    Wedge Deposit................................................................................    7-15
         7.4.4    Central Oyu Deposit..........................................................................    7-15
7.5      Hugo Dummett Deposits.................................................................................    7-17
         7.5.1    Hugo South Deposit...........................................................................    7-17
         7.5.2    Hugo North Deposit...........................................................................    7-24
SECTION 8  - DEPOSIT TYPES......................................................................................    8-1
SECTION 9  - MINERALIZATION.....................................................................................    9-1

May 2005                                PAGE 1-2                     [AMEC LOGO]

[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

9.1      Southern Oyu Deposits..................................................................................    9-1
         9.1.1    Southwest Deposit.............................................................................    9-1
         9.1.2    South Deposit.................................................................................    9-2
         9.1.3    Wedge Deposit.................................................................................    9-2
         9.1.4    Central Deposit...............................................................................    9-3
9.2      Hugo Dummett Deposits..................................................................................    9-5
         9.2.1    Hugo South Deposit............................................................................    9-5
         9.2.2    Hugo North Deposit............................................................................    9-8
SECTION 10  - EXPLORATION......................................................................................    10-1
SECTION 11  - DRILLING.........................................................................................    11-1
SECTION 12  - SAMPLING METHOD AND APPROACH.....................................................................    12-1
SECTION 13  - SAMPLE PREPARATION, ANALYSES, AND SECURITY.......................................................    13-1
13.1     Sample Preparation and Shipment.......................................................................    13-1
13.2     Assay Method..........................................................................................    13-2
13.3     QA/QC Program.........................................................................................    13-2
         13.3.1   Standards Performance........................................................................    13-3
         13.3.2   Blank Sample Performance.....................................................................    13-3
         13.3.3   Duplicates Performance.......................................................................    13-3
         13.3.4   Specific Gravity Program.....................................................................    13-5
13.4     Concluding Statement..................................................................................    13-5
SECTION 14  - DATA VERIFICATION................................................................................    14-1
SECTION 15  - ADJACENT PROPERTIES..............................................................................    15-1
SECTION 16  - MINERAL PROCESSING AND METALLURGICAL TESTING.....................................................    16-1
SECTION 17  - MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES...................................................    17-1
17.1     Geologic Models.......................................................................................    17-1
17.2     Data Analysis.........................................................................................    17-3
         17.2.1   Histograms and Cumulative Frequency Plots....................................................    17-3
         17.2.2   Box-Plot and Contact Profile Analyses........................................................    17-7
         17.2.3   Grade Scatter plots..........................................................................    17-9
         17.2.4   Estimation Domains...........................................................................    17-9
17.3     Evaluation of Extreme Grades.........................................................................    17-12
17.4     Variography..........................................................................................    17-13
         17.4.1   Southern Oyu Deposits.......................................................................    17-13
         17.4.2   Hugo North Deposit..........................................................................    17-14
17.5     Model Setup..........................................................................................    17-19
17.6     Estimation...........................................................................................    17-19
         17.6.1   Validation..................................................................................    17-22
17.7     Mineral Resource Classification......................................................................    17-24
         17.7.1   Measured Mineral Resources..................................................................    17-24
         17.7.2   Indicated Mineral Resources.................................................................    17-25
         17.7.3   Inferred Mineral Resources..................................................................    17-25
17.8     Mineral Resource Summary.............................................................................    17-25
SECTION 18  - OTHER RELEVANT DATA AND INFORMATION.............................................................     18-1

May 2005                                PAGE 1-3                     [AMEC LOGO]

[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

SECTION 19  - REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION AND DEVELOPMENT PROPERTIES.....................     19-1
SECTION 20  - CONCLUSIONS AND RECOMMENDATIONS.................................................................     20-1
SECTION 21  - REFERENCES......................................................................................     21-1

TABLES

Table 1-1:        Oyu Tolgoi Project Mineral Resources based on a 0.6% Cu Eq. Cutoff, 3 May 2005..............      1-6
Table 13-1:       Percent Difference at the 90th Population Percentile........................................     13-4
Table 17-1:       Lithology and Structural Solids and Surfaces, Oyu Tolgoi Project............................     17-2
Table 17-2:       OTS Statistics for 5 m Composites - Cu % Data...............................................     17-4
Table 17-3:       OTS Statistics for 5 m Composites - Au g/t Data.............................................     17-4
Table 17-4:       Hugo North Statistics for 15 m Composites - Cu % Data.......................................     17-5
Table 17-5:       Hugo North Statistics for 15 m Composites - Au g/t Data.....................................     17-5
Table 17-6:       Cap Grades (Assays), Southern Oyu and Hugo North Deposits...................................    17-12
Table 17-7:       Cu and Au Variogram Parameters for Southern Oyu Deposits....................................    17-16
Table 17-8:       Azimuth and Dip Angles of Rotated Variogram Axes, Southern Oyu Deposits.....................    17-17
Table 17-9:       Cu and Au Variogram Parameters for Hugo North Deposit.......................................    17-18
Table 17-10:      Azimuth and Dip Angles of Rotated Variogram Axes, Hugo North Deposit........................    17-18
Table 17-11:      Global Model Mean Grade Values by Domain in each Zone.......................................    17-24
Table 17-12:      Oyu Tolgoi Project Mineral Resources based on a 0.6% Cu Eq. Cutoff, 3 May 2005..............    17-26
Table 17-13:      Southern Oyu Deposits Mineral Resources in Ultimate Pit based on 0.6% and 0.3% Cu Eq.
                  Cutoff Grades, 3 May 2005...................................................................    17-27

FIGURES

Figure 4-1:       Location Map..................................................................................        4-2
Figure 4-2:       Oyu Tolgoi Licence in Relation to Neighbouring Tenements......................................        4-3
Figure 5-1:       Transportation Infrastructure.................................................................        5-3
Figure 7-1:       Location of Oyu Tolgoi, Gurvansayhan Terrane, and Major Cenozoic Faults in Southern
                  Mongolia......................................................................................        7-1
Figure 7-2:       Stratigraphic Column of Paleozoic Bedrock Units in the  Oyu Tolgoi Project Area...............        7-3
Figure 7-3:       Simplified Geological Map of Oyu Tolgoi Concession............................................        7-9
Figure 7-4:       Simplified Interpretation of Section 6200 N, Hugo South Deposit..............................        7-19
Figure 7-5:       Simplified Interpretation of Section 7100N, Hugo North Deposit...............................        7-26
Figure 7-6:       Simplified Interpretation of Section 7400N, Hugo North Deposit...............................        7-27
Figure 9-1:       Sulphide Distribution in the Hugo South Deposit (Section 6200N)...............................        9-6
Figure 9-2:       Cross-Section 6200N in the Hugo South Deposit.................................................        9-7
Figure 9-3:       Section 4767500N (7500N) in Hugo North Deposit...............................................        9-10
Figure 13-1:      SRM Failure Chart............................................................................        13-3
Figure 17-1:      Southern Oyu Copper Estimation Domains......................................................        17-10
Figure 17-2:      Southern Oyu Gold Estimation Domains........................................................        17-10
Figure 17-3:      Hugo North Copper Estimation Domains........................................................        17-11
Figure 17-4:      Hugo North Gold Estimation Domains..........................................................        17-11

May 2005                                PAGE 1-4                     [AMEC LOGO]

[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

APPENDICES

Appendix A Drill Hole Lists and Trace Views
           A-1 Southern Oyu Deposits
           A-2 Hugo North Deposit

Appendix B Composite Data Lists
           B-1 Southern Oyu Deposits
           B-2 Hugo North Deposit

Appendix C QA/QC Charts
           C-1 Standard Reference Materials Charts
           C-2 Field Blanks Charts
           C-3 Duplicate Sample Charts

Appendix D EDA Charts
           D-1 Histograms and CDF Plots - Southern Oyu Deposits
           D-2 Histograms and CDF Plots - Hugo North Deposit
           D-3 Boxplots
           D-4 Contact Plots
           D-5 Grade Scatter Plots

Appendix E Model Validation Charts
           E-1 HERCO Plots
           E-2 Grade Swath Plots - Southern Oyu Deposits
           E-3 Grade Swath Plots - Hugo North Deposits

Appendix F Block Model Sections and Plans - Southern Oyu Deposits

Appendix G Block Model Sections and Plans - Hugo North Deposit

May 2005                                PAGE 1-5                     [AMEC LOGO]

[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

SECTION 1 - SUMMARY

Ivanhoe Mines Ltd. (Ivanhoe) has asked AMEC Americas Limited (AMEC) to provide an independent mineral resource estimate and Qualified Person's review and Technical Report for the Hugo Dummett (Hugo North deposit) and Southern Oyu deposits of the Oyu Tolgoi project in Mongolia. The work entailed estimating mineral resources in conformance with the CIM Mineral Resource and Mineral Reserve definitions referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects. It also involved the preparation of a Technical Report as defined in NI 43-101 and in compliance with Form 43-101F1 (the "Technical Reports"). The work represents a significant change in the size and level of confidence of the Hugo North mineral resources since the last disclosure on this deposit in a Technical Report dated June 2004, and a smaller change in the Southern Oyu deposits since the last disclosure in a Technical Report on these deposits dated September 2004. Dr. Harry Parker, Ch.P.Geol., and Dr. Stephen Juras, P.Geo., directed the mineral resource estimation work and review of the geological data. Dr. Juras most recently visited the project site from 18 to 24 February 2005. Dr. Parker visited the site from 1 to 6 April 2004. Dr. Stephen Juras, P.Geo., an employee of AMEC, who served as the Qualified Person responsible for preparing the earlier Technical Reports, served in the same capacity for this version.

The Oyu Tolgoi project consists of copper-gold-molybdenum mineralization in a mid Paleozoic copper-gold porphyry system. It is located in the Aimag (Province) of Omnogov, in the South Gobi region of Mongolia, about 530 km south of the capital city of Ulaanbaatar and 80 km north of the border with China. The Oyu Tolgoi project comprises Mining License 6709A, which covers an area of 8,496 ha. Ivanhoe has been granted the exclusive right to explore within the bounds of its exploration licence.

Oyu Tolgoi occurs in an early to mid Paleozoic island arc environment that is part of the Gurvansayhan terrane. The arc terrane is dominated by basaltic volcanics and intercalated volcanogenic sediments, intruded by plutonic-size, hornblende-bearing granitoids of mainly quartz monzodiorite to possibly granitic composition. Carboniferous sedimentary rocks overlie this assemblage. Property geology consists of two major stratigraphic sequences: 1) tuffs, basaltic rocks, and sedimentary strata of probable island arc affinity, assigned to the Upper Devonian Alagbayan Formation; and 2) an overlying succession containing conglomerates, fossiliferous marine siltstones, sandstones, waterlain tuffs, and basaltic to andesitic flows and volcaniclastic rocks, assigned to the Carboniferous Sainshandhudag Formation. The two sequences are separated by a regional unconformity that in the Oyu Tolgoi area is associated with a time gap of 10 Ma to 15 Ma. The southern edge of a large body of hornblende granodiorite outcrops along the northern margin of the exploration block. A wide variety of felsic to mafic dykes are found throughout the exploration block and in drill holes. These include porphyritic quartz monzodiorite dykes that may be genetically related to the copper-gold porphyry systems. Based on satellite imagery and geophysical interpretations, major structures trend N35E and N70E.

May 2005                                PAGE 1-1                     [AMEC LOGO]

[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

The Southern Oyu deposits include the Southwest, Central, South, and Wedge deposits. These form contiguous zones of mineralization representing multiple mineralizing centres, each with distinct styles of mineralization, alteration, and host rock lithology. The boundaries between the individual deposits coincide with major fault zones. Strong high-sulphidation mineralization and associated advanced argillic alteration, hosted by dacite tuff and quartz monzodiorite, are characteristic of the Central and Wedge deposits, and grade downward into chalcopyrite-gold mineralization with associated biotite-chlorite alteration hosted within basalt. At Southwest the dacite tuff and overlying strata have been removed by erosion, exposing deeper-level chalcopyrite-gold mineralization with associated biotite-chlorite alteration, hosted within basalt. This gold-rich porphyry system is characterized by a southwest-plunging, pipe-like geometry with over 700 m vertical extent. Mineralization at the South deposit is chalcopyrite-bornite dominant with associated biotite-chlorite alteration and is hosted within quartz monzodiorite, basalt, and dacite tuff.

The Hugo Dummett deposit contains porphyry-style mineralization associated with quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower carboniferous sedimentary and volcanic rocks. The deposit is highly elongate to the north-northeast and extends over 3.0 km. Although mineralization is continuous over this entire length, it thins marked and decreases in grade where the host strata are displaced by an east-west-striking, north-dipping fault, termed the 110 Fault. This fault defines the boundary between the Hugo South and the Hugo North deposits. The depth to the top of the high-grade zone (3% to 5% Cu) varies from 300 m at Hugo South to about 900 m at Hugo North.

The high-grade zone at Hugo North comprises relatively coarse bornite impregnating quartz and disseminated in wall rocks, usually intergrown with subordinate chalcopyrite. Pyrite is rare or absent, except in local areas where the host rocks are advanced argillically altered. In addition, high-grade bornite is associated with minor amounts of tennantite, sphalerite, hessite, clausthalite, and gold. These minerals occur as inclusions or at grain boundaries. Elevated gold grades in the Hugo North deposit occur within the up-dip (western) portion of the intensely-veined high-grade core and within a steeply-dipping lower zone cutting through the western part of the quartz monzodiorite. Quartz monzodiorite in the lower zone exhibits a characteristic pink to buff colour, with a moderate intensity of quartz veining (25% by volume). This zone is characterized by finely disseminated bornite and chalcopyrite, although in hand specimen the chalcopyrite is usually not visible. The sulphides are disseminated throughout the rock in the matrix as well as in quartz veins.

The Hugo Dummett deposit has several features unusual to porphyry copper systems, including 1) the anomalously high copper and gold grades, particularly in the northern part of the deposit; 2) an unusually weakly altered pre-mineral sedimentary cover sequence that lies just above the porphyry system; 3) quartz + sulphide vein contents always exceeding 15%, and commonly over 90%, in the high-grade portion of the deposit; and 4) a highly-elongate gently-plunging tabular shape to the high-grade stockwork system.

The database used to estimate the mineral resources for the Southern Oyu and Hugo North deposits consists of samples and geological information from 583 drill holes for the Southern Oyu deposits

May 2005                                PAGE 1-2                     [AMEC LOGO]

[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

and 156 drill holes, including daughter holes, for Hugo North. Samples from the drill programs were prepared for analysis at an on-site facility operated by SGS Mongolia LLC (SGS Mongolia). The samples were then shipped under the custody of Ivanhoe to Ulaanbaatar, where they were assayed at a facility operated by SGS Mongolia. Data transfer to the resource database was validated from original certificates through a 5% check of the database.

Ivanhoe employs a comprehensive QA/QC program. All sampling and QA/QC work is overseen on behalf of Ivanhoe by Dale A. Sketchley, M.Sc., P.Geo. Each sample batch of 20 samples contains four or five quality control samples consisting of one duplicate split core sample and one uncrushed field blank, which are inserted prior to sample preparation; a reject or pulp preparation duplicate, which is inserted during sample preparation; and one or two standard reference material (SRM) samples (one <2% Cu and one >2% Cu if higher-grade mineralization is present based on visual estimates), which are inserted after sample preparation. A total of 33 different reference materials have been developed for the Oyu Tolgoi deposits and are used to monitor the assaying of six different ore types made up of varying combinations of chalcopyrite, bornite, primary and supergene chalcocite, enargite, covellite, and molybdenite.

Ivanhoe strictly monitors the performance of the SRM samples as the assay results arrive at site. If a batch fails based on standard reference material and blank sample tolerance limits from round-robin programs, it is re-assayed until it passes, unless the batch is deemed to represent barren intervals. AMEC reviewed Ivanhoe's QA/QC procedures at site and found them to be strictly adhered to. Results of field blanks show low incidence of contamination and confirm negligible contamination in the assay process. AMEC also evaluated duplicate performance of core, coarse reject, and pulp duplicates was found to be well within the respective accepted ranges. The current Ivanhoe QA/QC program exceeds industry standards and demonstrates that the assay process for the Southern deposits samples is in control and the result suitable for use in mineral resource estimation.

Ivanhoe used significant new data from infill drilling at Hugo North and revised structural and intrusive rock interpretations based on ongoing geologic studies at Oyu Tolgoi as a whole to create new 3D shapes of key geologic surfaces, faults, and intrusive units. For Hugo (mainly Hugo North) the changes were major since the last disclosed resource and affected both geologic and structural features. In OTS, the changes were limited to a more consistent interpretation of post-mineral dykes in all deposits and a better definition of geologic contacts in the Wedge zone. AMEC checked the shapes for interpretational consistency in section and plan, and found them to have been properly constructed. The shapes honoured the drill data and appear well constructed.

To constrain grade interpolation in each of the zones, AMEC and Ivanhoe created 3D mineralized envelopes or shells. Most were based on initial outlines derived by a method of Probability Assisted Constrained Kriging (PACK). Threshold values were determined by inspection of histograms and probability curves, as well as indicator variography. The shells were based on a copper or gold grade except for the high-grade copper zone in Hugo North, which was defined based on the amount of quartz veining. The OTS gold shells were developed on threshold gold values of 0.7 g/t

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for Southwest and 0.5 g/t for Central and South. OTS copper shells (Southwest -
Bridge area, Central, South, and Wedge) were based on threshold values of 0.3% Cu. The higher-grade copper zone at Hugo North was defined by a quartz vein percentage threshold (15%). Shell outline selection was done by inspecting contoured probability values. These shapes were then edited on plan and section views to be consistent with the structural and lithologic models and the drill assay data so that the boundaries did not violate data and current geologic understanding of mineralization controls. Traditional grade shells were drawn manually for the lower-grade copper mineralization at Hugo North, as well as Hugo North gold mineralization. The copper shell was made at a grade threshold at 0.6% Cu, whereas the gold shells (Main and West) were drawn at a grade threshold of 0.3 g/t Au. AMEC checked the grade and mineralized shapes for interpretational consistency on section and plan, and found them to have been properly constructed. The shapes honoured the drill data and interpreted geology, and appear well constructed.

The estimates were made from 3D block models utilizing commercial mine planning software (MineSight(R)). Industry-accepted methods were used to create interpolation domains based on mineralized geology and grade estimation based on ordinary kriging. The assays were composited into 5 m down-hole composites in the Southern Oyu deposits and 15 m down-hole in Hugo North. The different lengths mirror the proposed mining method in each area (open-pit versus underground block-caving). The compositing honoured the lithology domain zone by breaking the composites on the domain code values. The composites included any post-mineral dyke material intervals that were deemed too small to be part of a post mineral dyke geology model. Any capping limits were applied to the assay data prior to compositing. The Oyu Tolgoi estimation plans, or sets of parameters used for estimating blocks, were designed using a philosophy of restricting the number of samples for local estimation. AMEC has found this to be an effective method of reducing smoothing and of producing estimates that match the Discrete Gaussian change-of-support model and ultimately the actual recovered grade-tonnage distributions. Reasonableness of grade interpolation was reviewed by visual inspection of sections and plans displaying block model grades, drill hole composites, and geology. Good agreement was observed. Global and local bias checks in block models, using nearest-neighbour estimated values versus the ordinary kriged values, found no evidence of bias. Final resource grade values were adjusted to reflect likely occurrences of internal dilution or no-separable dilution from the unmineralized post-mineral dykes. Final resource grade values were adjusted to reflect likely occurrences of internal dilution from the unmineralized post-mineral dykes. The estimated mined resources for Hugo North and Southern Oyu deposits were tabulated and reported using these adjusted or diluted grade values.

The mineral resources of the Oyu Tolgoi project were classified using logic consistent with the CIM definitions referred to in National Instrument 43-101. Inspection of the model and drill hole data on plans and sections in the Southwest gold zone area, combined with spatial statistical work and investigation of confidence limits in predicting planned quarterly production, showed good geologic and grade continuity in areas where sample spacing was about 50 m. When taken together with all observed factors, AMEC decided that blocks covered by this data spacing in the Southwest gold zone area may be classified as Measured Mineral Resource. A three-hole rule was used where

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blocks containing an estimate resulting from three or more samples from different holes (all within 55 m and at least one within 30 m) were classified as Measured Mineral Resource.

The Indicated Mineral Resource category is supported by the present drilling grid over most of the remaining part of the Oyu Tolgoi Southern deposits. The drill spacing is at a nominal 70 m on and between sections. Geologic and grade continuity is demonstrated by inspection of the model and drill hole data in plans and sections over the various zones, combined with spatial statistical work and investigation of confidence limits in predicting planned annual production. Considering these factors, AMEC decided that blocks covered by this data spacing may be classified as Indicated Mineral Resource. A two-hole rule was used where blocks contained an estimate resulting from two or more samples from different holes. For the Southwest deposit the two holes needed to be within 75 m, with at least one hole within 55 m. For the remaining deposits, both holes needed to be within 65 m, with at least one hole within 45 m to be classified as Indicated Mineral Resource.

The Indicated Mineral Resource category is supported at Hugo North where the drill spacing is approximately 125 m by 75 m centres. Geologic and grade continuity is demonstrated by inspection of the model and drill hole data in plans and sections over the various zones, combined with spatial statistical work and investigation of confidence limits in predicting planned annual production. Considering these factors, AMEC decided that blocks covered by this data spacing may be classified as Indicated Mineral Resource. To help define the area outlined by this drill spacing, AMEC utilized an indicator variogram method (based on the Quartz Vein domain) where a suitable threshold value was selected by inspection relative to the observed drill hole locations.

All interpolated blocks that did not meet the criteria for either Measured or Indicated Mineral Resource were assigned as Inferred Mineral Resource if within they fell within 150 m of a drill hole composite.

The mineralization of the Oyu Tolgoi Project as of 3 May 2005 is classified as Measured, Indicated and Inferred mineral resources. The total project mineral resources are shown in Table 1-1, and are reported at copper equivalent cutoff grade of above 0.6%. Hugo South mineral resources are included in the Hugo Dummett total for completeness. Though not re-estimated as part of this work, a revised definition of the separation of Hugo South and Hugo North along the north-dipping 110 fault necessitated a re-tabulation of the existing Hugo South model. The result showed slight variations since the last disclosure in November 2003.

The equivalent grade was calculated using assumed metal prices of US$0.80/lb for copper and US$350/oz for gold. For convenience the formula is:

            CuEq = %Cu + (g/t Au*11.25)/17.64

The contained gold and copper estimates in Table 1-1 have not been adjusted for metallurgical recoveries.

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TABLE 1-1: OYU TOLGOI PROJECT MINERAL RESOURCES BASED ON A 0.6% CU EQ. CUTOFF, 3
MAY 2005

                                                                   GRADES                      CONTAINED METAL
                                                           ---------------------          --------------------------
                                                            CU     AU      CU EQ.            CU              AU
MINERAL RESOURCE CATEGORY                   TONNES           %     G/T        %             000 LB            OZ
-------------------------               -------------      ----   ----     -----          ----------      ----------
Southern Oyu Deposits
Measured                                  101,590,000      0.64   1.10      1.34           1,440,000       3,580,000
Indicated                                 465,640,000      0.62   0.43      0.89           6,360,000       6,400,000
Measured+Indicated                        567,230,000      0.62   0.55      0.97           7,810,000       9,980,000
Inferred                                   88,500,000      0.47   0.41      0.73             920,000       1,170,000
                                        -------------      ----   ----      ----          ----------      ----------
Hugo Dummett Deposits
Indicated                                 581,930,000      1.89   0.41      2.15          24,250,000       7,600,000
Inferred                                1,071,620,000      1.07   0.21      1.20          25,220,000       7,310,000
                                        -------------      ----   ----      ----          ----------      ----------
Total Oyu Tolgoi Project
Measured                                  101,590,000      0.64   1.10      1.34           1,440,000       3,580,000
Indicated                               1,047,570,000      1.33   0.42      1.59          30,610,000      14,070,000
Measured+Indicated                      1,149,160,000      1.30   0.47      1.54          32,850,000      17,340,000
Inferred                                1,160,120,000      1.02   0.23      1.16          26,200,000       8,400,000
                                        -------------      ----   ----      ----          ----------      ----------

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SECTION 2 - INTRODUCTION AND TERMS OF REFERENCE

Ivanhoe Mines Ltd. (Ivanhoe) has asked AMEC Americas Limited (AMEC) to provide an independent mineral resource estimate and Qualified Person's review and Technical Report for the Hugo Dummett (Hugo North deposit) and Southern Oyu deposits of the Oyu Tolgoi project in Mongolia. The work entailed estimating mineral resources in conformance with the CIM Mineral Resource and Mineral Reserve definitions referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects. It also involved the preparation of a Technical Report as defined in NI 43-101 and in compliance with Form 43-101F1 (the "Technical Reports"). The work represents a significant change in the size and level of confidence of the Hugo North mineral resources since the last disclosure on this deposit in a Technical Report dated June 2004, and a smaller change in the Southern Oyu deposits since the last disclosure in a Technical Report on these deposits dated September 2004. Dr. Stephen Juras, P.Geo., an employee of AMEC, who served as the Qualified Person responsible for preparing the earlier Technical Reports, served in the same capacity for this version.

Information and data for the independent resource estimate were obtained from Ivanhoe personnel in Vancouver and from the project site in Mongolia.

Pertinent geological data were reviewed in sufficient detail to prepare this document. Dr. Harry Parker, Ch.P.Geol., and Dr. Stephen Juras, P.Geo., directed the mineral resource estimation work and review of the geological data. Dr. Juras most recently visited the project site from 18 to 24 February 2005. Dr. Parker visited the site from 1 to 6 April 2004.

2.1 TERMS OF REFERENCE

The Oyu Tolgoi project consists of a series of copper-gold mineralized deposits grouped into the Southern Oyu and Hugo Dummett deposits. The Southern Oyu deposits comprise Southwest, Central, South, and Wedge. Throughout this report, these may be termed SW, CO, SO, and WZ, respectively. Also, Southwest, South, and Central deposits may be called Southwest Oyu, South Oyu, and Central Oyu deposits, respectively. The Hugo Dummett deposits consist of Hugo South and Hugo North. Only Hugo North was part of this review and mineral resource estimate.

All units of measure used in this report are in the metric system except contained metal quantities shown in the mineral resource summary tables, which are also expressed in troy ounces and pounds.

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SECTION 3 - DISCLAIMER

AMEC's review and resource work relied on work and reports done by Dr. Peter Lewis, P.Geo., of Lewis Geoscience Services Inc. on matters pertaining to structural geology of the Oyu Tolgoi project. AMEC used information from this work under the assumption that it was prepared by a Qualified Person.

AMEC's resource work also relied on an ultimate open-pit design shape developed by Minproc Limited of Australia. This work, part of a nearly completed integrated development study on the Oyu Tolgoi project, was used under the assumption that it was prepared by a Qualified Person.

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SECTION 4 - PROPERTY DESCRIPTION AND LOCATION

The Oyu Tolgoi property hosts a series of copper-gold mineralized deposits in a Paleozoic porphyry system. It is located in the Aimag (Province) of Omnogovi in the South Gobi region of Mongolia, about 570 km south of the capital city of Ulaanbaatar and 80 km north of the border with China (Figure 4-1). The Oyu Tolgoi property comprises Mining License 6709A (Figure 4-2), which covers an area of 8,496 ha and is centred at latitude 43(degree)00'45"N, longitude 106(degree)51'15"E.

4.1 MINERAL TENURE

Ivanhoe was granted Mining Licenses for the Oyu Tolgoi property and three satellite properties on 23 December 2003, in accordance with the Minerals Law of Mongolia. These licenses give Ivanhoe the right to mine within the bounds of the license area. The licenses are valid for 60 years, with an option for Ivanhoe to extend its license for a further 40 years. These licenses were converted exploration licenses that were originally issued to BHP on 17 February 1997.

The exploration license fees were US$1.50/ha in 2002 and 2003 (6th and 7th years of tenure). Thus, Ivanhoe has paid US$12,744 to the Mongolian government each year since acquiring the property.

The mining license fees are:

  -  Years 1 to 3.................................$5.00/ha
  -  Years 4 and 5................................$7.50/ha
  -  Years 6 on.................................$10.00/ha.

The Oyu Tolgoi property was legally surveyed in August 2002 by Surtech International Ltd. using the internationally recognized survey datum WGS-84. In September 2004, Geomaster Co. Ltd, a licensed Mongolian land survey company, re-surveyed the mining concession's corner points based on the official Mongolian survey datum CS-42 (Krasskovsky) and marked the corners with concrete and steel pylons. Between the northwest and northeast corner points of Oyu Tolgoi mining lease, 6709A, and the adjoining exploration concession 3148X belonging to Entree Gold Inc., Geomaster Co. surveyed the boundary line and marked it with wooden posts on 250 m to 500 m intervals in November 2004.

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FIGURE 4-1: LOCATION MAP

[LOCATION MAP]

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FIGURE 4-2: OYU TOLGOI LICENCE IN RELATION TO NEIGHBOURING TENEMENTS

[OYU TOLGOI LICENCE IN RELATION TO NEIGHBOURING TENEMENTS CHART]

4.2 PERMITS AND AGREEMENTS

Upon transfer of the exploration license, Ivanhoe agreed to a 2% NSR royalty with BHP Billiton. However, the 2% NSR has now been acquired by Ivanhoe. Terms of this transaction required Ivanhoe to pay BHP Billiton a total of US$37 million in two payments, with the final payment of US$20 million made on 2 February 2004.

Royalties potentially payable to the Mongolian government are governed by
Article 38 of the Minerals Law of Mongolia, which states: "Royalties shall be equal to 2.5 per cent of the sales value of all products extracted from the mining claim that are sold, shipped for sale, or used. Royalties shall be equal to 7.5 per cent of the sales value of gold extracted from the placer that are sold, shipped for sale, or used."

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When the areas were covered by exploration licenses, an environmental plan accompanied the annual work plans submitted to the relevant soum, or district (Khanbogd Soum). The original environmental performance bond was posted in 1998 by BHP and is still retained by the soum for the ongoing work. Further requirements for environmental impact assessment are discussed below.

The soum must also be paid for water and road usage. Payments are computed at the end of each calendar year based on the extent of use.

Archaeological surveys and excavations have been completed for the project area by the Institute of Archaeology at the Mongolian Academy of Science. Archaeological approvals have been granted for disturbance at the site.

4.3 ENVIRONMENTAL IMPACT ASSESSMENT

Project development for Oyu Tolgoi is currently subject to environmental impact assessment (EIA) in accordance with Mongolian environmental laws. The process was initiated with the completion of the "Oyu Tolgoi project Environmental Baseline Study" in October 2002. Ivanhoe submitted this document, along with preliminary project descriptions, to the Ministry for Nature and Environment
(MNE) for screening. MNE has reviewed the documentation and prepared guidelines for the completion of a detailed EIA.

Sustainability, an Australian consulting firm, is assisting Ivanhoe with the EIA negotiations with the Mongolian Government and is coordinating the preparation of the appropriate documentation. Mongolian law requires a licensed Mongolian consulting firm to prepare the EIA. Accordingly, Ivanhoe engaged Eco Trade Co. Ltd. to complete this work. The final EIA report is expected to be completed and submitted to the government by July 2005.

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                                                            OYU TOLGOI, MONGOLIA

SECTION 5 - ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1 LOCATION

The Oyu Tolgoi project is in the Aimag (Province) of Omnogovi, located in the south Gobi Region of Mongolia. The property is approximately 570 km south of the capital city Ulaanbaatar.

The elevation of the Oyu Tolgoi property ranges from 1,140 m to 1,215 m above sea level. The topography largely consists of gravel-covered plains with low hills along the northern and western lease borders. Scattered, small rock outcrops and colluvial talus are widespread within the northern, western, and southern parts of the property.

5.2 REGIONAL CENTRES AND INFRASTRUCTURE

There are a number of communities in the South Gobi region. The most prominent is Dalanzadgad, population 14,000, which is the centre of the Omnogovi aimag and 220 km northwest of the Oyu Tolgoi property. Facilities at Dalanzadgad include a regional hospital, tertiary technical colleges, domestic airport, and 6 MW capacity coal-fired power station. Ivanhoe envisions that Dalanzadgad may be suitable as a regional centre for recruiting and training. The closest community to the property is Khanbogd, the centre of the Khanbogd soum. Khanbogd has a population of approximately 2,000 and is 45 km to the east. Other communities relatively near to the project include Mandalgovi (population 13,500), which is capital of the Dundgovi aimag and located 310 km north of the project on the road to Ulaanbaatar, Bayan Ovoo (population 1,600), 55 km to the west, and Manlai (population 2,400), 150 km to the north.

5.3 CLIMATE

The south Gobi region has a continental, semi-desert climate with cool springs and autumns, hot summers, and cold winters.

The average annual precipitation is approximately 80 mm, 90% of which falls in the form of rain with the remainder as snow. Snowfall accumulations rarely exceed 50 mm. Maximum rainfall events of up to 43 mm have been recorded for short-term storm events. In an average year, rain falls on only 25 to 28 days and snow falls on 10 to 15 days. Local records indicate that thunderstorms are likely to occur between 2 and 8 days a year at the project area, with an average total of 29 hours of electrical activity annually. An average storm will have up to 83 lightning flashes a minute.

Temperatures range from an extreme maximum of about 36 degrees C to an extreme minimum of about -31 degrees C. The air temperature in wintertime fluctuates between -5 degrees C and -31 degrees C. In the coldest month, January, the average temperature is -12 degrees C.

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Wind is usually present at the site. Very high winds are accompanied by sand storms that often severely reduce visibility for several hours at a time. The records obtained from nine months of monitoring at the Oyu Tolgoi project weather station show that the average wind speed in April is 5.5 m/s. However, windstorms with gusts of up to 40 m/s occur for short periods. Winter snowstorms and blizzards with winds up to 40 m/s occur in the Gobi region between 5 and 8 days a year. Spring dust storms are far more frequent, and these can continue through June and July.

5.4 PHYSIOGRAPHY

The region is covered by sparse semi-desert vegetation and is used by nomadic herders who tend camels, goats, and sheep. Several ephemeral streams cross the lease area and flow for short periods immediately after rainfall. Water is widely available from shallow wells.

The Oyu Tolgoi property is relatively flat with occasional exposed bedrock. This topography will be amenable to the construction of the necessary infrastructure, including tailings storage sites, heap leach pads, waste disposal, and processing plant sites.

5.5 SEISMICITY

Knight Piesold completed a full seismic hazard assessment in 2004 and 2005. This assessment incorporates the findings of the seismic assessment completed by the Mongolian Research Centre for Astronomy and Geophysics, Mongolian Academy of Sciences, in March 2005.

The seismicity of eastern Mongolia is generally low. The nearest known active sesimotectonic zone to the project site is the Mongolian Altai, approximately 50 km to 100 km to the west. Probabilistic and deterministic methods of analysis of available data concluded that the seismic risk to the Oyu Tolgoi project is low.

5.6 TRANSPORTATION INFRASTRUCTURE

Ivanhoe currently accesses the property from Ulaanbaatar either by an unpaved road, via Mandalgovi (a 12-hour drive under good conditions), or by air. Ivanhoe has constructed a 1,600 m long gravel airstrip at the site. The Trans-Mongolian Railway, which crosses the Mongolia-China border approximately 420 km east of the property, traverses the country from southeast to northwest through Ulaanbaatar between Russia and China. The Chinese government has upgraded 226 km highway from Gushaan Suhait to Wuyuan, providing a direct link between the Mongolian border crossing, 80 km south of Oyu Tolgoi, and the Trans-China Railway system (Figure 5-1). Ivanhoe has entered into negotiations with Mongolian and Chinese government authorities to extend the highway the final 80 km to the Oyu Tolgoi project site.

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                                                            OYU TOLGOI, MONGOLIA

FIGURE 5-1:    TRANSPORTATION INFRASTRUCTURE

[TRANSPORTATION INFRASTRUCTURE MAP]

5.7 OTHER RESOURCES

The Mongolia government has previously conducted extensive exploration for water resources in the south Gobi region, and a number of such resources were discovered. Several possible sources of water lie within 20 km to 60 km of the project site.

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SECTION 6 - HISTORY

A minor amount of copper was recovered from malachite and chrysocolla at the South Oyu deposit during the Bronze Age, as indicated by small circular pits and minor copper smelting slag (Tseveendorj and Garamjav, 1999).

The Oyu Tolgoi district was explored by a joint Mongolian and Russian regional geochemical survey during the 1980s, when the Central Oyu area was identified as a molybdenum anomaly. Dondog Garamjav (now senior geologist with Ivanhoe Mines Mongolia) first visited Oyu Tolgoi in 1983 and found evidence of alteration and copper mineralization at South Oyu. In September 1996 he brought a team of Magma Copper geologists to the area, who identified a porphyry copper leached cap nearby. Exploration tenements were secured in late 1996.

During the 1997 field season, BHP, which had acquired Magma Copper, carried out geological, geochemical, and geophysical surveys and completed a six-hole diamond-drilling program of 1,102 m (Perello, 2001). This program was designed to test the potential for secondary chalcocite mineralization at Central Oyu and for hypogene copper-gold mineralization at South Oyu. Drill hole OTD3 at Central Oyu intersected 10 m of 1.89% Cu from 20 m below surface, and drill hole 4 at South Oyu encountered 70 m of 1.65% Cu and 0.15 g/t Au at a depth of 56 m. A second drilling program of 17 widely spaced, relatively shallow holes (2,800 m total) was completed in 1998. Based on the results of this drilling, BHP in 1999 estimated a preliminary resource of 438 Mt averaging 0.52% Cu and 0.25 ppm Au (Perello, 2001).

BHP shut down its exploration in Mongolia in mid-1999 and offered its properties for joint venture. Ivanhoe visited Oyu Tolgoi in May 1999 and made an agreement to acquire 100% interest in the property, subject to a 2% Net Smelter Royalty
(NSR). Ivanhoe completed all of its earn-in requirements by June 2002 and became the owner of the property. In November 2003 Ivanhoe acquired the 2% NSR royalty retained by BHP Minerals International Exploration, a subsidiary of BHP.

Ivanhoe carried out 8,000 m of reverse circulation (RC) drilling in 2000, mainly at Central Oyu, to explore the chalcocite blanket discovered earlier by BHP. Based on this drilling, Ivanhoe estimated an indicated resource of 31.7 Mt at 0.80% Cu and an additional inferred resource of 11.2 Mt grading 0.78% Cu (Cargill, 2002). In 2001, Ivanhoe continued RC drilling, mostly in the South Oyu area, to test possible oxide resources, and then completed three diamond drill holes to test the deep hypogene copper-gold potential. Hole 150 intersected 508 m of chalcopyrite-rich mineralization grading 0.81% Cu and 1.17 g/t Au. Hole 159 intersected a 49 m thick chalcocite blanket grading 1.17% Cu and 0.21 g/t Au, followed by 252 m of hypogene covellite mineralization grading 0.61% Cu and 0.11 g/t Au.

These three holes were sufficiently encouraging for Ivanhoe to mount a major follow-up drill program. In late 2002, drilling in the far northern section of the property intersected 638 m of bornite-chalcopyrite-rich mineralization in hole 270, starting at a depth of 222 m. This hole marked the discovery of the Hugo Dummett deposit.

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                                                            OYU TOLGOI, MONGOLIA

SECTION 7 - GEOLOGICAL SETTING

7.1 REGIONAL GEOLOGY

The Oyu Tolgoi camp in southern Mongolia lies within the Paleozoic Gurvansayhan Terrane, which consists of highly-deformed accretionary complexes and oceanic island arc assemblages (Badarch et al., 2002). The Gurvansayhan Terrane is itself a component of the Altaid orogenic collage a continental-scale belt dominated by collisional tectonics related to Late Paleozoic convergence and rotation of Neoproterozoic and pre-0.6 Ga cratonic blocks. In the region surrounding Oyu Tolgoi, the Altaid orogenic collage forms a broad corridor of major strike-slip faults, contractional fault and fold belts, and fault-controlled Mesozoic sedimentary basins. Major structures in this area include the Gobi-Tien Shan sinistral strike-slip fault system, which splits eastward into a number of splays in the Oyu Tolgoi area, and the Gobi Altai Fault system, which forms a complex zone of sedimentary basins overthrust by basement blocks to the north and northwest of Oyu Tolgoi (Figure 7-1). To the east of Oyu Tolgoi, regional structures are dominated by the northeast-striking East Mongolian Fault Zone, which forms the southeastern boundary of the Gurvansayhan Terrane. This regional fault may have formed as a major suture during Late Paleozoic terrane assembly, with Mesozoic reactivation leading to the formation of northeasterly-elongate sedimentary basins along the fault trace.

FIGURE 7-1: LOCATION OF OYU TOLGOI, GURVANSAYHAN TERRANE, AND MAJOR CENOZOIC FAULTS IN SOUTHERN MONGOLIA

[GEOLOGICAL SETTING MAP]

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[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

The present morphology and structure of southern Mongolia largely reflect the influences of Mesozoic to Cenozoic intra-plate deformation events. The principal recognized deformation episodes include: 1) Late Jurassic to Cretaceous north-south extension, accompanied by the intrusion of granitoid bodies, unroofing of metamorphic core complexes, and formation of extensional and transpressional sedimentary basins; and 2) superimposed northeast-southwest shortening associated with major strike-slip faulting and folding within the Mesozoic basins.

7.2 PROPERTY GEOLOGICAL UNITS

7.2.1 STRATIFIED ROCKS

The Oyu Tolgoi area lies within an east-west-trending belt of Devonian-Carboniferous volcanic and sedimentary rocks of continental margin and island arc affinities, constituting the South Mongolia Volcanic Belt. Two major stratigraphic sequences are recognized in the project area (Figure 7-2): 1) tuffs, basaltic rocks, and sedimentary strata of probable island arc affinity, assigned to the Upper Devonian Alagbayan Formation; and 2) an overlying succession containing conglomerates, fossiliferous marine siltstones, sandstones, waterlain tuffs, and basaltic to andesitic flows and volcaniclastic rocks, assigned to the carboniferous Sainshandhudag Formation. The two sequences are separated by a regional unconformity that, in the Oyu Tolgoi area, is associated with a time gap of 10 Ma to 15 Ma.

A thin covering of gently-dipping to horizontal Cretaceous stratified clays and clay-rich gravels overlies the Paleozoic sequence, infilling paleochannels, and small fault-controlled basins.

DEVONIAN ALAGBAYAN FORMATION

The oldest rocks identified at Oyu Tolgoi are correlated with the Upper Devonian Alagbayan Formation. They subcrop in the area around and to the west of the South and Southwest Oyu deposits, and are intersected in drill holes in all of the deposit areas. Four major lithologic divisions are present within the Alagbayan Formation, and each of these divisions comprises two or more mappable subunits. The two lower units are commonly strongly altered and form important ore hosts, while the upper two units, although pre- to syn-mineral in age, lack significant alteration and mineralization.

Unit DA1: Basaltic Flows and Volcaniclastic Rocks

The stratigraphically lowest rocks identified to date at Oyu Tolgoi consist of mafic volcanic flows and volcanogenic sedimentary rocks, forming a sequence at least several hundred metres in thickness. These rocks are commonly strongly altered and host much of the contained copper in the Southern Oyu and Hugo Dummett deposits.

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                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

FIGURE 7-2: STRATIGRAPHIC COLUMN OF PALEOZOIC BEDROCK UNITS IN THE OYU TOLGOI
            PROJECT AREA

                                 [PROJECT AREA]

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                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

Three main lithotypes are present in the lower sequence. Lowest is a subunit consisting of grey to green finely-laminated volcanogenic siltstone and interbedded fine sandstone. These rocks are overlain by and partially interbedded with dark green, massive porphyritic (augite) basalt, characterized by up to 35% phenocrysts in a fine-grained pilotaxitic matrix of plagioclase and augite. The third principal rock type is monolithologic to slightly polylithic basaltic lapilli tuff to volcaniclastic conglomerate/breccia, occurring above or partially interbedded with the massive augite basalt.

Unit DA2: Dacite Tuff / Volcaniclastic Rocks

Volcanic fragmental rocks of dacitic composition overlie the basaltic rocks of unit DA1 and form an important ore host in parts of the Hugo South deposit. The dacite sequence can be up to 200 m thick and consists of two major divisions. Volumetrically dominant is buff to dark green, dacite lapilli tuff with common eutaxitic texture and ovoid to globular fragments. This subunit occurs in the lower part of the sequence and is usually overprinted by intense sericite and advanced argillic alteration. It is overlain by or partially interstratified with a thinner unit of typically unsorted, polymictic block tuff to breccia. This coarser subunit is usually less altered than the lapilli tuff and does not contain significant copper mineralization.

A zircon U/Pb date of 365+/-4 Ma from the Hugo Dummett deposit constrains the age of the dacite sequence to Upper Devonian (Wainwright et al., 2005).

Unit DA3: Clastic Sedimentary Sequence

A clastic sedimentary sequence that overlies the dacite marks an important change in stratigraphic style that is recognizable throughout the Oyu Tolgoi project area. This clastic sequence is only weakly altered and measures up to approximately 100 m in thickness. Two main rock types are present. A finer subunit consisting of rhythmically interbedded carbonaceous siltstone and fine brown sandstone forms a lithologically distinctive unit overlying the top of the dacite. This unit is ubiquitous in drill holes in Hugo North and is also discontinuously distributed in the more southerly deposits. A second subunit characterized by polylithic conglomerate, sandstone, and siltstone is abundant in the South Oyu deposits and parts of the Hugo South deposit. The conglomerate typically has a muddy matrix, and is transitional downward to boulder conglomerate and volcanic breccia at the top of the underlying dacite sequence.

Cross-cutting relationships with radiometrically-dated units constrain the age of these clastic strata to Upper Devonian.

Unit DA4 Basaltic Flows / Fragmental Rocks, Siltstone

The uppermost strata of the Alagbayan Formation at Oyu Tolgoi comprise a sequence of basaltic flows and volcaniclastic rocks, overlain by and partly interstratified with thinly-bedded siltstone and massive sandstone. Together with unit DA3, these strata form a weakly-altered to unaltered, pre- to syn-mineralization cover sequence to the Oyu Tolgoi deposits averaging around 600 m thick.

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[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

Basaltic composition, dark green volcanic breccia with vesicular, fine-grained to coarsely porphyritic basaltic clasts is the dominant lithotype in the upper Alagbayan Formation. These breccias are commonly interstratified with volcanogenic sandstones and conglomerates that appear to be directly derived from the basalts. Middle parts of unit DA4 are dominated by thinly-interbedded red and green siltstone, which contain subordinate basalt layers in their lower levels. Uppermost strata of the unit are massive green to grey sandstone with rare siltstone interbeds.

LOWER CARBONIFEROUS SAINSHANDHUDAG FORMATION

The Lower Carboniferous Sainshandhudag Formation forms the upper of the two major stratigraphic packages at Oyu Tolgoi. The unit post-dates porphyry mineralization and is separated from the underlying Devonian rocks by a regional unconformity. Radiometric dates and biostratigraphic correlations suggest the unconformity spans a time gap of 10 Ma to 15 Ma, omitting most of the Famennian (Upper Devonian) and Tournaisian (Lower carboniferous) stages.

The Sainshandhudag Formation is divided into three major units at Oyu Tolgoi: a lowermost tuffaceous sequence, an intermediate clastic package, and an uppermost volcanic/volcaniclastic sequence.

Unit CS1: Andesitic Lapilli Tuff and Volcaniclastic Rocks

Lowest strata within the Sainshandhudag Formation in the Oyu Tolgoi area consist of andesitic lapilli tuff with abundant fiamme, and subordinate block tuff to breccia. These rocks are characterized by a crowded feldspar phenocryst-rich matrix and angular lithic clasts, which are invariably fine-grained and non-porphyritic.

The andesitic tuff is widely distributed in the Oyu Tolgoi area and measures up to 200 m in thickness. It is absent from the base of the Sainshandhudag Formation in several drill holes along the east side of the Hugo Dummett deposit, where higher units in the Sainshandhudag Formation disconformably overlie Devonian strata.

A U/Pb zircon date obtained from the Hugo Dummett deposit area suggests an age of 351 +/- 2 Ma for the andesitic tuff/volcaniclastic unit (Wainwright et al., 2005).

Unit CS2: Conglomerate, Sandstone, Tuff, and Coal

A clastic sedimentary sequence overlies the lower andesitic package and measures up to 200 m in thickness. The sequence typically shows a progression from a lower conglomerate-sandstone-siltstone dominant unit to an overlying siltstone-waterlain tuff unit. Carbonaceous siltstone and coal beds occur in the lower part of the sequence.

Abundant marine and plant fossils constrain an Upper Tournaisian-Lower Visean (Lower Carboniferous) age for the unit.

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                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

Unit CS3: Basaltic and Andesite Lava and Volcaniclastic Rocks

The uppermost division of the Sainshandhudag Formation consists of a thick sequence of andesitic to basaltic flows and volcaniclastic rocks comprising several subunits. These subunits include, in order of superposition, a basal thin volcanic sandstone, a discontinuous porphyritic basaltic andesitic lava sequence, a thick basaltic breccia-to-block tuff unit, and an interstratified- to overlying-porphyritic basalt flow sequence. Together, these units can measure over 800 m in thickness.

7.2.2 INTRUSIVE ROCKS

Intrusive rocks are widely distributed through the Oyu Tolgoi area and range from large batholithic intrusions to narrow discontinuous dykes and sills. At least seven classes of intrusive rocks can be defined on the basis of compositional and textural characteristics. Copper-gold porphyry mineralization is related to the oldest recognized intrusive suite, comprising large Devonian quartz monzodiorite intrusions that occur in all of the deposit areas. Many of the older intrusive units found on the property are strongly to intensely altered (e.g., quartz monzodiorite suite), and the compositional classifications used for these units should therefore be considered only as field terms.

BASALT / DOLERITE

Mafic dykes are the youngest intrusive rocks recognized on the Oyu Tolgoi property and intrude all stratified units. They are typically aphanitic to fine-grained, locally vesicular, and contain variable amounts of plagioclase phenocrysts. In the deposit area, they are limited to dykes from metres to at most a few tens of metres wide, but in the southwest part of the property they may also occur as large, sill-like intrusive masses. This class of intrusions includes a strongly magnetic, north-striking subvertical dolerite dyke that cuts across the Hugo Dummett deposit.

RHYOLITE

Rhyolite dykes and sills are abundant throughout the property and measure up to a few metres to tens of metres wide, with strike extents of hundreds of metres. Except where emplaced as sills, they typically have steep dips, and strike orientations are variable. Texturally they are aphanitic and aphyric. Intrusive breccias are common along dyke contacts, commonly incorporating both rhyolitic and wall rock fragments within a flow-banded groundmass. U/Pb zircon dates obtained from the rhyolite dykes are 335 +/- 3.1 Ma (Wainwright et al., 2005).

HORNBLENDE BIOTITE ANDESITE, DACITE

Hornblende biotite andesite and dacite dykes occur in all of the deposit areas, but usually are less volumetrically significant than other intrusive units. Both units are part of a trachyte suite, which may be genetically related to flows and pyroclastic units of the Sainshandhudag Formation. They are typically strongly porphyritic with feldspar, hornblende, and biotite. Quartz phenocrysts are common within the dacite dykes.

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                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

BIOTITE GRANODIORITE

Late- to post-mineral biotite granodiorite intrusions form a voluminous dyke system along the western side of the Hugo Dummett deposit and the more-restricted dykes and sills elsewhere. The intrusions are compositionally and texturally varied and likely include several intrusive phases. Typically, they contain large plagioclase phenocrysts with lesser small biotite phenocrysts, within a fine-grained to aphanitic brown groundmass. In the Hugo Dummett deposit, the age of the biotite granodiorite is constrained by U/Pb dating of zircon to 362 +/- 4 Ma (Wainwright et al., 2005).

QUARTZ MONZODIORITE

Porphyry-style mineralization at Oyu Tolgoi is genetically linked to Late Devonian quartz monzodiorite to monzodiorite intrusions, which form the most voluminous intrusions in the deposit area. These intrusions are texturally and compositionally varied, and several distinct phases can be distinguished within the deposits. They are typically phenocryst-crowded, with >40% plagioclase phenocrysts up to 5 mm long, and 10% to 15% biotite and hornblende. Preliminary U/Pb zircon ages of 370.6 Ma and 378 Ma have been obtained from unaltered and altered phases of the quartz monzodiorite in the Southwest Oyu deposit. These dates are at odds with the younger ages obtained from the dacite tuff country rocks and require further analysis. The form and characteristics of the quartz monzodiorite subunits are described in more detail in the following individual deposit descriptions.

NORTHWEST GRANITIC COMPLEX

The Oyu Tolgoi deposit area is bounded on the northwest by a large, polyphase granitic complex. Intrusive phases recognized in this complex include syenite, granite, quartz monzonite, quartz diorite, and quartz syenite. The temporal relationships between these different compositional phases have not been documented, and the only radiometric date obtained to date is a U/Pb zircon age of 348 Ma (Wainwright et al., 2005), implying that the complex post-dates mineralization at Oyu Tolgoi. The Northwest Granitic Complex is separated from older rocks of the deposit area by the northeast-striking, steeply northwest-dipping North Boundary Fault. The movement history of this fault is uncertain, and it may largely be the result of movement focused along the intrusive contact during post-intrusion deformation.

HANBOGD COMPLEX

The Early Permian Hanbogd alkaline granite complex is a large, circular intrusion exposed just east of the Oyu Tolgoi property. The complex has a concentric structure defined by abundant pegmatite dykes enriched in rare earth elements and Zr. The Hanbogd Complex has a flat roof, as indicated by numerous basaltic wall rock roof pendants, and may therefore have a "pancake" or lopolithic intrusive form.

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[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

7.3 PROPERTY STRUCTURAL GEOLOGY

The Oyu Tolgoi project area is underlain by complex networks of faults, folds, and shear zones (Figure 7-3). Most of these structures are poorly exposed on surface and can only be defined through integration of detailed exploration data (primarily drill hole data), property-scale geological mapping, and geophysical data. Ivanhoe has made extensive use of oriented core drilling at Oyu Tolgoi, and the structural data collected has been invaluable in helping determine the subsurface morphology and structural history of the project area. Major structures in the project area strongly influence the distribution of mineralization by both controlling the original position and form of mineralized bodies, and modifying them during post-mineral deformation events.

7.3.1 SOLONGO FAULT

The Solongo Fault is an east- to east-northeast-striking, subvertical structure that cuts across the Oyu Tolgoi property just south of the Southwest Oyu and South Oyu deposits. All of the significant mineralization discovered to date on the Oyu Tolgoi property is on the northern block of this fault.

The Solongo Fault typically occurs as a strongly tectonized, foliated zone up to several tens of metres wide. Rhyolite dykes commonly intrude the fault zone, and themselves have tectonically brecciated margins. On ground magnetic data, the fault forms a major linear anomaly that can be traced across the entire width of the Oyu Tolgoi property.

The Solongo Fault forms a major structural break, and there is a minimum of approximately 1,600 m of south-side-down stratigraphic offset where it juxtaposes mineralized basalt (unit DA1b) in the South Oyu deposit against sediments correlated with the upper Alagbayan Formation (unit DA4) to the south. Depending on movement direction, net slip may be considerably greater. The displacement history of the Solongo Fault is poorly constrained. The fault clearly existed prior to emplacement of rhyolite dykes, which are part of a suite dated at 335 +/- 3 Ma. Rhyolite dykes locally cross the fault with little or no apparent displacement, implying that movement since their emplacement was negligible.

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[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

FIGURE 7-3: SIMPLIFIED GEOLOGICAL MAP OF OYU TOLGOI CONCESSION

                                [GEOLOGICAL MAP]

Note: Shows distribution of stratigraphic and intrusive units and major structural features of the western two-thirds of the concession

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[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

7.3.2 NORTHWEST SHEAR ZONE

The Northwest Shear Zone is a wide, ductile shear zone that cuts across the far northwest corner of the Oyu Tolgoi project area (Figure 7-3). This shear zone consists of mylonitic to ultramylonitic rocks in the centre, grading outward over about 200 m to rocks lacking visible ductile strain. Together with the Boundary Fault, the shear zone marks the break between the volcanic and sedimentary strata hosting and surrounding the Oyu Tolgoi deposits (Alagbayan and Sainshandhudag formations), and the carboniferous granitic complex exposed on the northwestern corner of the property. Ubiquitous subhorizontal stretching lineation, asymmetric mesoscopic fabrics (shear bands, asymmetric porphyroclasts), and map-scale deflections of dykes indicate that the Northwest Shear Zone accommodated dominantly dextral strike-slip movement. The magnitude of displacement is not closely constrained, but the geometry of deformed dykes in the shear zone indicates that at least several kilometres of displacement have occurred.

Deformed quartz-feldspar porphyry dykes in the shear zone are geochemically identical to the rhyolite intrusions in the deposit area, and have produced an identical U/Pb age of 335 +/- 3 Ma, placing a maximum age on shear zone deformation; no minimum age is constrained.

7.3.3 CENTRAL FAULT

The Central Fault is a west-northwest-striking, moderately north-dipping structure that lies between the Hugo South and Central Oyu deposits. It occurs in numerous drill hole intersections in Hugo South, and its surface trace coincides with a strong linear magnetic anomaly.

Stratigraphic distribution across the Central Fault shows conflicting stratigraphic relationships at different levels. The fault consists of several splays and may have experienced multiple periods of displacement. The simplest interpretation of geological relationships is that early fault displacement resulted in north-side-down apparent offset, followed by a later apparent reverse displacement of lesser magnitude. Stratigraphic evidence suggests the Central Fault may have been active as a Late Devonian growth fault. However, the fault is clearly visible as a linear magnetic feature cutting the overlying Sainshandhudag Formation, implying that movement continued into the carboniferous or later.

7.3.4 AXIAL FAULT, WEST BAT, EAST BAT FAULTS

The alignment of the Southwest Oyu, Central Oyu, and Hugo Dummett deposits, along with the elongate form of the Hugo Dummett deposit itself, strongly implies that an underlying north-northeast-striking fault or fault zone (referred to as the Axial Fault) controlled emplacement of porphyry intrusions and related hydrothermal activity. For example, the tabular, north-northeast-elongate form of the biotite granodiorite dyke complex that follows the west side of the deposit may reflect fault-controlled intrusion.

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[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

The Hugo Dummett deposit lies within a north-northeast-trending structural high bounded by the West Bat and East Bat faults. Although the latest movement on these bounding faults displaces post-mineral strata, they may represent the shallow expression of a longer-lived, deposit-controlling fault zone. Offsets of post-mineral stratigraphic contacts measure at least a kilometre (east-side up) for the West Bat Fault, and 200 m to 300 m (west-side-up) for the East Bat Fault. For both of these structures, the true slip direction is uncertain, and if there is a large strike-slip component of movement, total displacement may be significantly greater than stratigraphic offset.

7.3.5 BOUNDARY FAULT SYSTEM

Roughly coincident with the northern boundary of the Oyu Tolgoi concession, an east-northeast-striking fault zone juxtaposes the Devonian sequence hosting and overlying the Oyu Tolgoi deposits against the carboniferous granitic complex to the north. Faults within this system include the North Boundary Fault, a splay of the North Boundary Fault, and the Boundary Fault. These faults dip steeply to the north or northwest, and occur as strongly-developed, foliated gouge and breccia zones ranging from decimetres to several tens of metres wide. They juxtapose younger rocks (north block) over older (south block), but true displacement direction and magnitude are poorly constrained.

7.3.6 NORTHEAST-STRIKING SECONDARY FAULTS

Magnetic and satellite images show a strong northeast to east-northeast linear structural fabric cutting across parts of the Oyu Tolgoi property. Many of these lineaments can be correlated with faults identified in drill holes (e.g., East Bounding and West Bounding faults at the Southwest Oyu deposit), but others occur in areas where few or no drill holes have been completed, and may mark the positions of undocumented faults. Northeast-striking faults in the Southwest Oyu deposit form a primary control on the distribution of copper and gold mineralization, and the presence of mineralized clasts within the fault zones implies that they were also active following mineralization. Other northeast-striking faults displace stratigraphic contacts in the Lower carboniferous Sainshandhudag Formation near the South Oyu deposit.

7.3.7 FOLDS

Variations in bedding attitude recorded in both oriented drill core and surface outcrops define two orientations of folds on the Oyu Tolgoi property: a dominant set of northeast-trending folds, and a less developed set of northwest-trending folds. These folds are well defined in bedded strata of both the Sainshandhudag and Alagbayan formations. They are likely present in stratified rocks throughout the property, but outcrop and drill hole data are insufficient to define them in many areas.

Together, the two orientations of folds form a dome-and-basin interference pattern, but it is not possible to determine their relative ages. Both of the dominant fold orientations occur in Lower carboniferous strata, indicating that both folding events post-date mineralization.

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[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

Sedimentary facing direction indicators in drill holes along the east flank of the Hugo Dummett deposit indicate that parts of the upper Alagbayan Formation are overturned. The overturning is interpreted to be associated with tight to isoclinal folds. These folds are cut by biotite granodiorite dykes, and therefore most were formed within the Late Devonian.

7.4 SOUTHERN OYU DEPOSITS

The Southern Oyu deposits include the Southwest Oyu or Southwest, South Oyu or South, Wedge Zone of Wedge, and Central Oyu or Central deposits. These deposits form contiguous zones of mineralization representing multiple mineralizing centres, each with distinct styles of mineralization, alteration, and host rock lithology. The boundaries between the individual deposits coincide with major fault zones (Figure 7-3). Strong, high-sulphidation mineralization and associated advanced argillic alteration, hosted by dacite tuff and quartz monzodiorite, are characteristic of the Central and Wedge deposits. The mineralization grades downward into chalcopyrite-gold mineralization with associated biotite-chlorite alteration hosted within basalt. At Southwest the dacite tuff and overlying strata have been removed by erosion, exposing deeper-level chalcopyrite-gold mineralization with associated biotite-chlorite alteration, hosted within basalt. Mineralization at the South deposit is chalcopyrite-bornite dominant with associated biotite-chlorite alteration, and is hosted within quartz monzodiorite, basalt, and dacite tuff.

7.4.1    SOUTHWEST OYU DEPOSIT

HOST ROCKS

The Southwest Oyu or Southwest deposit is a Au-rich porphyry system characterized by a southwest-plunging, pipe-like geometry with over a 700 m vertical extent. Over 80% of the deposit is hosted by massive to fragmental porphyritic basalt of the Upper Devonian Alagbayan Formation, with the remainder hosted by intra-mineral, Late Devonian quartz monzodiorite intrusions. The quartz monzodiorite intrusions form irregular plugs and dykes related to several distinct phases. These include 1) early-strongly-altered quartz-veined dykes mainly limited to the high-grade central deposit core (informally referred to as OT-Qmd); 2) superimposed younger fragmental dykes entraining early quartz vein clasts but lacking strong sulphide mineralization (informally referred to as xQmd); and 3) voluminous massive quartz monzodiorite containing weaker mineralization, flanking and underlying the high-grade deposit core.

Several phases of post-mineral dykes cut the Southwest deposit. Most of the dykes belong to the rhyolite, hornblende biotite andesite, or biotite granodiorite intrusive phases. They commonly have steep dips, and many are localized along faults. The rhyolite dykes tend to have west to west-northwest strikes in the deposit core and northeast strikes when emplaced along major faults. Hornblende biotite andesite dykes strike east-northeast except where they intrude along the major northeast faults.

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[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

STRUCTURAL GEOLOGY

Most of the Southwest deposit, and the entire high-grade, gold-rich core of the deposit, lies between two northeast-striking faults, the West Bounding Fault and the East Bounding Fault. Both faults are clearly defined on ground magnetic images, and their positions and orientations are well constrained by numerous drill hole intersections.

The bounding faults consist of foliated cataclasite, gouge/breccia, and mylonitic bands in zones ranging from a few metres to a few tens of metres wide. Both faults have subparallel splays locally. Correlation of drill hole intersections constrains an average fault dip of 80(Degree) to 310(Degree) for both faults. The East Bounding Fault juxtaposes younger rocks to the southeast against the Alagbayan Formation rocks (augite basalt) hosting the deposit, while the West Bounding Fault is mainly intraformational within the augite basalt. The West Bounding Fault is commonly intruded by hornblende-biotite andesite dykes, whereas rhyolite dykes are more common along the East Bounding Fault.

The cataclasite within the fault zones contains abundant quartz, quartz sulphide, and sulphide (py, cpy, sph, gal) clasts in a comminuted matrix that is locally overprinted by fine-grained pyrite and chalcopyrite. These relationships imply that at least some of the fault movement was contemporaneous with mineralization. Kinematic indicators within the fault zones imply dominantly sub-horizontal, sinistral movement on the bounding faults.

Quartz-dominant veins with variable amounts of sulphide (py, cpy, bn), K-feldspar, chlorite, and carbonate are ubiquitous in the Southwest deposit, and there is a general correlation between vein density and copper and gold grade. Most veins have widths of several millimetres to several centimetres, although within the core of the deposit veins up to a metre or more thick occur. Vein contacts can be either planar or variably deformed, and folded and/or faulted veins are common. Veins within the high-grade deposit core display subparallel to sheeted forms with a preferred southwest-dipping orientation. These pass into more irregularly oriented stockwork veins in peripheral mineralized zones, where subvertical north- to northwest-striking orientations are most common.

Fault geometry and kinematics, vein orientations, and deposit geometry at Southwest support a structural model invoking deposit formation in a dilational fault transfer zone. This zone is delineated by the West Bounding Fault on the northwest and the East Bounding Fault on the southeast. The preferred vein orientation within the core of the deposit reflects the local stress geometry within this zone of dilation. The Southwest deposit probably formed as a subvertical cylindrical body and attained its present west-southwest plunge during post-mineral regional deformation. This post-mineral rotation is consistent with the easterly stratigraphic dips of both pre- and post-mineral rocks in the deposit area.

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7.4.2 SOUTH OYU DEPOSIT

HOST ROCKS

The South Oyu or South deposit occurs within an east- to northeast-dipping sequence of Alagbayan Formation strata (basalt and dacite tuff units), intruded on the southwest by an irregular quartz monzodiorite body. Much of the basalt sequence contains fragmental textures with juvenile pyroclasts and is texturally similar to the overlying dacite tuff sequence. To the northeast, the altered and mineralized rocks are overlain by mudstones and conglomerates of the upper Alagbayan Formation, which pass up-section into the overlying basalt and sediment sequence and ultimately into rocks of the Sainshandhudag Formation.

The deposit area is cut by numerous barren dykes, most of which belong to the post-mineral rhyolite and basalt intrusive suites. These dykes typically have widths of only a few metres, with the exception of a major, east-west rhyolite dyke that cuts through the middle of the South deposit and attains widths of up to a few tens of metres. This wide dyke commonly balloons into larger intrusive masses where it intersects the South and Solongo faults. Although irregular in form, the rhyolite dykes have roughly west to west-northwest strikes and steep dips. In contrast, the basalt dykes have moderate north-easterly dips, subparallel to contacts within the stratified host rocks.

STRUCTURAL GEOLOGY

The South deposit lies on a fault block bounded on the northwest by the northeast-striking South Fault, and on the south by the east-northeast-striking Solongo Fault (Figure 7-3). The South Fault forms a zone with several strands over a width of up to 90 m, which juxtapose progressively younger strata on the northwest against older strata to the southeast. Drill hole intersections of these faults typically consist of gouge and breccia zones up to several metres wide. To the west, the faults strike into a large quartz monzodiorite intrusion. The faults are difficult to trace through the intrusion and offset of the intrusive contact is minimal, implying that most movement pre-dated emplacement of the quartz monzodiorite.

The Solongo Fault truncates the southern edge of the South deposit. It forms a wide, strongly tectonized zone. Stratigraphic offset on the Solongo Fault is at least 1,600 m. No significant mineralization has been identified on the south side of the fault.

Copper mineralization in the South deposit is associated with stockworks of thin (usually < 10 cm) quartz+sulphide veins. In surface exploration pits and trenches, veins occur as steep, northwest-striking, strongly sheeted sets. However, veins intersected in drill holes have a stockwork style and lack the strong preferred orientation visible in surface exposures.

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                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

7.4.3    WEDGE DEPOSIT

HOST ROCKS

The Wedge deposit occurs within a northeast-dipping sequence of Upper Devonian Alagbayan Formation strata similar to that hosting the adjacent South deposit. However, in the Wedge deposit, the dacite tuff unit is significantly thicker (up to 180 m) than at South and forms the dominant host to copper mineralization. On the northeast, conformably overlying non-mineralized rocks of the upper Alagbayan Formation and lower Sainshandhudag Formation form the upper limit of mineralization.

Mineralized rocks in the Wedge deposit are cut by numerous barren dykes, including biotite granodiorite, hornblende biotite andesite, and rhyolite compositions. Biotite granodiorite and hornblende biotite andesite are more common along the northwest margin of the deposit and typically have northeast strikes, parallel to the East Bounding Fault. These intrusions are also common as sills, typically intruding along the stratigraphic contact between the dacite tuff and the overlying sedimentary strata. Rhyolite dykes are common throughout the deposit. They typically have steeply-dipping contacts but varied strike orientations.

STRUCTURAL GEOLOGY

The Wedge deposit occupies a rectangular fault block bounded on the west by the northeast-striking East Bounding Fault and on the south by the east-northeast-striking South Fault (Figure 7-3). Within this block, stratigraphic contacts are continuous and relatively planar, showing little evidence of structural disruption.

Movement on the East Bounding and South faults has juxtaposed younger strata within the fault block hosting the Wedge deposit against older strata on the adjacent blocks containing the Southwest and South deposits. Stratigraphic contacts are relatively continuous between the Wedge deposit and the Central deposit, implying that displacement on the East Bounding Fault is largely transferred to the Rhyolite Fault (between Southwest and Central), leaving the Wedge and Central as a structurally intact block that has been displaced downward relative to the Southwest and South deposits.

Fault disruption is common along the contact between the Alagbayan Formation dacite tuff and the overlying sedimentary strata. However, there is no evidence of significant stratigraphic omission or repetition associated with this faulting, and the movement may be relatively minor.

7.4.4    CENTRAL OYU DEPOSIT

HOST ROCKS

The Central Oyu or Central deposit is hosted within a swarm of feldspar-phyric quartz monzodiorite intrusions, emplaced into porphyritic augite basalt and overlying dacite tuff of the Alagbayan

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                                                            OYU TOLGOI, MONGOLIA

Formation. The dacite tuff is in turn overlain by unmineralized sedimentary and mafic volcanic rocks of the upper Alagbayan Formation, which currently dip moderately to the east.

Several phases of intra-mineral and late-mineral quartz monzodiorite intrusions have been distinguished in the Central deposit based on textural variations and intensity of mineralization and alteration. Most have dyke forms, emanating from a larger intrusive mass to the north and west of the deposit area. The quartz monzodiorite dykes terminate within the base of the sedimentary units of the upper Alagbayan Formation.

Basalt flows and dacite tuffs of the Alagbayan Formation are preserved as a series of isolated, irregular, moderately north- to northeast-dipping bodies within the quartz monzodiorite dyke swarm. These volcanic windows are up to 200 m thick and extend several hundred metres down dip to the limit of drilling. The contact between the dacite and the overlying sedimentary sequence is commonly faulted and forms the upper limit to mineralization, as elsewhere in the Oyu Tolgoi district.

Post-mineral dykes are common in the Central deposit and comprise rhyolite, biotite granodiorite, hornblende biotite andesite, and dacite dykes. The rhyolite dykes are most abundant, with the majority occurring as west- and west-northwest-striking bodies in the southern half and on the periphery of the deposit. Biotite-granodiorite dykes occur along the deposit's eastern margin and tend to strike north to north-northeast. East-northeast striking hornblende biotite andesite dykes occur mainly along the north-eastern margin of the deposit.

STRUCTURAL GEOLOGY

Drill holes through the Central deposit show little evidence of significant post-mineral faulting, and the mineralogical zoning, grade distribution, and continuity of contacts are consistent with the deposit being contained in a structurally intact block. Most contacts in the deposit are intrusive or stratigraphic, although minor faulting occurs locally. Post-mineral faults form minor zones of breccia and cataclasite in some drill holes, but it is not possible to correlate these intersections between drill holes to define continuous fault surfaces. Pre- or syn-mineral faults, if present, are largely obscured by intrusive and hydrothermal overprinting.

The Central deposit area is overlain to the east by non-mineralized conglomerate, mudstone, and siltstone of the upper Alagbayan Formation. Wide zones of breccia and foliated breccia occur either along the basal contact of or within the lower portion of these sedimentary strata. The displacement history of these zones is uncertain, and they may be related to minor post-mineralization movement between the two rheologically contrasting rock packages.

Along its southern margin, the Central deposit is juxtaposed against the Southwest deposit area by an east-west-striking fault that is now occupied by a rhyolite dyke (the Rhyolite Fault). The ignimbrite and overlying sedimentary units have been uplifted and eroded from the block south of this fault.

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Mineralized veins within the Central deposit show a range in orientations, the most common including southwest-, west-, and northwest-dipping attitudes. Vein orientations are similar to those documented in the Southwest deposit, although the degree of preferred orientation in the deposit core is weaker at Central. Similar preferred vein orientations at Central and Southwest suggest that the two deposits were formed in a similar structural regime. However, the Central deposit lacks the strong bounding fault control that is fundamental to the form and geometry of the Southwest deposit. This lack of bounding fault control may account for the more-irregular form of the mineralized body at Central.

Post-mineral tilting of the Central deposit is implied by bedding dips in the enclosing and overlying stratigraphic sequence. Rotating the structural data for the Central deposit sufficiently to restore bedding to horizontal indicates a strong preference for subvertical veins within the deposit at the time of formation.

7.5 HUGO DUMMETT DEPOSITS

The Hugo Dummett Deposits contain porphyry-style mineralization associated with quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower carboniferous sedimentary and volcanic rocks. The deposits are highly elongate to the north-northeast and extend over 3 km (Figure 7-3). Although mineralization is continuous over this entire length, it thins markedly and decreases in grade where the host strata are displaced by an east-west striking, north-dipping fault, termed the 110 Fault. This fault defines the boundary between the Hugo South and the Hugo North deposits. The depth to the top of the high-grade (>2.5% Cu) zone varies from 300 m at Hugo South to about 900 m at Hugo North.

7.5.1 HUGO SOUTH DEPOSIT

HOST ROCKS

The Hugo South deposit is hosted by an easterly-dipping sequence of volcanic strata correlated with the lower part of the Devonian Alagbayan Formation and quartz monzodiorite intrusive rocks. Stratigraphically lowest rocks in the sequence consist of porphyritic basalt flows and minor volcaniclastic strata. These rocks are overlain by dacite tuffs and breccias forming a sequence approximately 100 m to 200 m thick. Weakly-altered to unaltered sedimentary and volcanic rocks of the upper Alagbayan Formation and Sainshandhudag Formation overlie the mineralized sequence along the eastern flank of the Hugo South deposit. The thickness of the non-mineralized Alagbayan Formation sequence commonly exceeds 600 m, although structural thickening may occur within the sequence. The Sainshandhudag Formation strata unconformably overlie, and are locally faulted against, the Alagbayan Formation.

Several phases of intrusive rocks occur in the Hugo South deposit. The oldest recognized intrusions are quartz monzodiorite bodies, which underlie the entire deposit area and contain low copper

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                                                            OYU TOLGOI, MONGOLIA

grades. Quartz monzodiorite contacts are irregular, but overall show a preferred easterly dip, subparallel to contacts in the enclosing stratified rocks. The quartz monzodiorite is broadly contemporaneous with alteration and mineralization, and two varieties are distinguished on the basis of alteration characteristics and position within the deposit: 1) an intensely quartz veined phase that occurs along the upper margin of the main intrusive body or as a separate east-dipping tabular body in the overlying strata; and 2) a lower-grade, more weakly veined variety, which makes up the large intrusive body forming the lower part of and underlying the entire deposit.

Late- to post-mineral biotite granodiorite intrusions form a north-northeast-striking dyke complex cutting across the western edge of the deposit. Based on correlations between drill hole intersections and measurements of individual contacts using oriented drill core, dyke contacts appear to have a moderate to steeply west-dipping preferred orientation.

Younger intrusions include rhyolitic, hornblende biotite andesite, dacite, and basalt/dolerite compositional varieties. These intrusions usually occur as dykes with subvertical orientations, or less commonly as easterly-dipping sills emplaced along stratigraphic contacts. They are non-mineralized and not volumetrically significant except locally in the deposit.

STRUCTURAL GEOLOGY

The Hugo South deposit occurs within a north-northeasterly elongate block bounded on the north and south by moderately north-dipping faults, and on the east and west by steep, north-northeast-striking faults. Strata within the block form a homoclinal sequence dipping moderately to the east-southeast.

Deformation of the Hugo South deposit is dominated by brittle faulting (Figure 7-4). Major faults cutting the deposit can be grouped on the basis of orientation into four sets: 1) east-west striking, moderately north-dipping faults (110, Central faults); 2) steep north-northeast-striking faults (East and West Bat, East Hugo, and Axial faults); 3) north-northeast-striking faults that dip moderately east, subparallel to lithologic contacts (Contact, Lower faults); and 4) east-west-striking, subvertical faults (East-West Fault).

110 Fault

The 110 Fault defines the division between the Hugo North and Hugo South deposits, although mineralization is continuous across the fault. The fault strikes east-west and dips northerly at approximately 45 degrees to 55 degrees. In drill hole intersections, the 110 Fault consists of zones of non-cohesive gouge and breccia up to several metres thick. Tectonic fragments within the fault zone are derived from adjacent wall rocks and include mineralized quartz veins within strongly foliated clay gouge.

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FIGURE 7-4: SIMPLIFIED INTERPRETATION OF SECTION 6200 N, HUGO SOUTH DEPOSIT

                                    [GRAPH]

Note: Shows distribution of major lithologic units, principal faults, and Cu mineralization

The 110 Fault juxtaposes younger strata on the hangingwall block (north) against older strata on the footwall block (south). The stratigraphic offset of the base of the upper member of the Alagbayan Formation varies between approximately 100 m and 200 m. Depending on the net slip direction, the true offset may be greater. The fault is truncated up-dip by the East-West Fault, and the intersection between the two fault surfaces is subhorizontal. Because it is truncated by the East-West Fault, the 110 Fault does not have a surface trace in the Hugo Dummett deposit area.

Stratigraphic evidence suggests that earliest movement on the 110 Fault had a large north-side-down component and may have been syn-depositional with respect to the strata immediately overlying the ignimbrite unit. In particular, in several areas coarse volcanic breccias (block and ash tuff unit) are thicker in drill holes immediately north of the fault than on the southern fault block. In addition, the upper basalt + sediment portion of the Alagbayan Formation is up to 200 m thicker on the northern fault block than to the south. However, the variation in thickness could be associated with varying depths of erosion at the disconformity marking the top of the unit. Additional evidence for early movement on the 110 Fault is the lack of offset of the biotite granodiorite dyke contact

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                                                            OYU TOLGOI, MONGOLIA

where the two intersect, implying that most of the stratigraphic displacement pre-dates dyke emplacement.

Kinematic indicators in the foliated gouge indicate oblique sinistral + reverse movement on the 110 Fault, contrary to the apparent stratigraphic displacement. These fabrics likely record a late period of movement that is of lesser apparent magnitude than earlier displacements. Cataclasite developed during this stage of movement contains tectonic fragments of veins with copper sulphides, indicating post-mineral timing. However, the late fault movement does not significantly displace mineralization.

Central Fault

The Central Fault is a shallowly to moderately north-dipping structure that lies beneath the southern portion of the Hugo Dummett deposit. It projects to surface between the Hugo South and Central deposits. Drill hole intersections indicate a strike of approximately 90 degrees to 100 degrees, and its surface trace coincides with a strong linear magnetic anomaly.

At shallow levels, stratigraphic contacts are offset across the Central Fault with apparent normal displacement. At deeper levels (OTD401 series drill holes), the opposite stratigraphic relationships occur: dacite tuff of the Alagbayan Formation is faulted over sedimentary strata correlated with the upper Alagbayan Formation. In drill core, the Central Fault consists of a zone of fault breccia and gouge that can be up to several metres thick.

Contradictory stratigraphic relationships (stratigraphic repetition at deeper levels, stratigraphic omission at shallow levels) imply that the Central Fault may have experienced multiple periods of displacement, similar to the history proposed for the 110 Fault. The simplest interpretation is that early displacement resulted in north-side-down apparent offset, followed by a later period of reverse displacement during a period of roughly north-south contractional deformation. The magnitude of reverse displacement was insufficient to restore the entire apparent normal offset. At depth, the reverse sense reactivation may have been localized along a splay in the hangingwall of the principal fault surface, resulting in local stratigraphic repetition.

East-West Fault

The East-West Fault cuts across and displaces the northern end of the Hugo South deposit. Drill hole intersections constrain the fault orientation to subvertical with a strike of approximately 080 degrees to 090 degrees. It forms an abrupt boundary to alteration and mineralization in several sections. Biotite granodiorite dyke contacts -- the Contact Fault, East Hugo Fault, 110 Fault, and East Bat Fault -- are all cut by the East-West. In drill hole intersections, the East-West Fault occurs as a zone of clay-rich breccia and locally foliated gouge up to several metres in width, similar in character to the Central and 110 faults. Narrow basaltic dykes commonly occur within the fault zone.

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                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

Offsets of a late basaltic dyke, stratigraphic contacts, and the axis of the Hugo South deposit constrain an oblique dextral + north-side-down net slip of roughly 150 m to 200 m on the fault, along a gently eastward-plunging slip vector.

Deposit-Parallel Faults

Moderately east-dipping (deposit-parallel) faults that occur within and immediately adjacent to the Hugo Dummett deposit include the Contact Fault and the Lower Fault. The Contact Fault is a bedding-parallel detachment zone that normally occurs at the transition between the dacite tuff unit (middle Alagbayan Formation) and the overlying sediment/basalt sequence. The intensity of fabric development along this fault is highly variable: in some drill holes it occurs as a wide zone of anastamosing foliation and brecciation in carbonaceous mudstones within the base of the upper sequence; elsewhere there is little tectonic disruption along the contact. The Contact Fault is often intruded by dykes or sills of basaltic, andesitic, or rhyolitic composition. The Contact Fault marks the upper limit of strong alteration in most of the Hugo Dummett deposit. Bedding above and below the faulted contact is concordant. Other than the variable thickness of lithologic marker unit near the contact (e.g., uppermost block and ash tuff in the middle Alagbayan Formation), there is no indication that significant structural omission or repetition has occurred at the Contact Fault.

In the western part of the Hugo Dummett deposit, the biotite granodiorite dyke crosses the Contact Fault at a high angle. The fault continues as a narrow zone of breccia and clay gouge in the biotite granodiorite, but is difficult to identify in many drill holes. Although there is likely some displacement of the intrusive contact, the magnitude is too small to be mappable with the present drill hole spacing.

The Lower Fault occurs as an intensely brecciated, clay gouge-rich zone within the middle or lower portion of the mineralized body, typically 200 m to 400 m below the Contact Fault. Similar to the Contact Fault, the Lower Fault can be traced westward through at least part of the biotite granodiorite dyke as a narrow zone of breccia and gouge.

Latest movement on the deposit-parallel faults post-dates both mineralization in the Hugo Dummett deposit and intrusion of the biotite granodiorite dykes. It is difficult to clearly demonstrate geological offsets on the deposit-parallel faults. The lack of apparent offset may in part reflect the absence of clear stratigraphic markers at the levels at which the faults occur, as well as the fault orientation being close to that of both stratigraphic and alteration contacts. However, in the Hugo North deposit, the Lower Fault appears to displace the Hugo North gold zone and biotite granodiorite dykes by up to 400 m.

The contact-parallel nature of the Contact and Lower faults suggests that they may have formed as gently-dipping thrusts during regional contractional deformation. These faults were localized along contacts between units with differing competencies, or along relatively weak layers within the stratigraphic sequence.

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                                                            OYU TOLGOI, MONGOLIA

Axial Fault

The linear mineralized trend defined by the Central, Southwest, and Hugo Dummett deposits, which now measures over 6.5 km, likely reflects the presence of a deep, north-northeast-striking crustal fault or fault zone controlling magma emplacement and mineralization. This inferred structure probably also controlled emplacement of the north-northeast-striking late-mineral biotite granodiorite dyke. Although the controlling structure is largely conceptual and direct evidence for it would have been overprinted in many areas by the biotite granodiorite dyke, it is referred to for convenience as the Axial Fault.

Apparent offsets of stratigraphic contacts across the main biotite granodiorite dyke provide supporting evidence for the existence of the Axial Fault (Figure 7-4). Depending on how contacts are projected through areas with low drill hole density, the basal contact of the upper member of the Alagbayan Formation shows an apparent stratigraphic displacement of approximately 200 m to 300 m across the biotite granodiorite dyke. Because the slip direction is unknown, this represents the minimum amount of movement on the fault. There is no clear evidence for post-dyke movement on the Axial Fault. This restricts the timing of movement to the narrow time interval between deposition of upper Alagbayan Formation and intrusion of the biotite granodiorite.

West Bat Fault

The West Bat Fault is a north-northeast-striking, subvertical structure that extends along the west side of the Hugo Dummett deposit. It cuts the northwestern edge of the Hugo North deposit, but is well west of the main part of the Hugo South deposit. The structural character of the fault in drill hole intersections varies with both depth and stratigraphic level. In deeper intersections, where the fault juxtaposes massive volcanic conglomerates (upper Sainshandhudag Formation) against quartz monzodiorite, biotite granodiorite, or lower Alagbayan Formation, it occurs as a weakly to moderately foliated gouge and breccia zone up to a few metres wide. At shallower levels, the fault forms a much broader tectonized zone and commonly splits into several subparallel splays.

The West Bat Fault juxtaposes significantly lower stratigraphic levels to the east against higher stratigraphic levels to the west. If the base of the upper Sainshandhudag Formation is used as a marker, stratigraphic offset, and therefore the minimum net slip, is over 1,500 m. Determination of true net slip amount and direction on the West Bat Fault is complicated by the probable multiple periods of movement on the fault, and available data do not uniquely constrain the fault movement history.

East Bat Fault

The East Bat Fault is a north-northeast-striking, subvertical structure occurring along the east side of the Hugo Dummett deposit. Although contact positions adjacent to the fault imply a minimum of a few hundred metres' displacement, the fault expression in drill core can be subtle, often amounting

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to only decimetres of foliated gouge or cataclasite. The East Bat Fault occurs well east of the mineralization defined within the Hugo South deposit.

Stratigraphic contacts within the Sainshandhudag Formation show around 200 m to 300 m of east-side-down stratigraphic offset across the East Bat Fault. There is no kinematic information available for the fault, so the true slip direction and amount are uncertain. Much, if not all, movement would have been post-mineral: the fault cuts carboniferous strata of the Sainshandhudag Formation, but is itself cut by the East-West Fault.

East Hugo Fault

The East Hugo Fault occurs as a north- to north-northwest-striking, steeply east-dipping zone of strong to intense brecciation and clay gouge occurring along the east limb of the Hugo South and Hugo North deposits. At Hugo South it cuts across stratigraphic contacts at moderate angles and forms a sharp break in alteration intensity and copper grade. It displaces mineralization, and there is no evidence in grade distribution or alteration to suggest that the fault was present at the time of mineralization. Drill hole data suggest that the East Hugo Fault cuts the 110 Fault but is displaced dextrally by the East-West Fault. Sections where fault and contact geometry are best constrained show apparent east-side-down displacement of the Alagbayan Formation contacts ranging from about 200 m to as much as 400 m. The true slip direction, and thus the amount of net slip, is not constrained.

Folding History

Bedding measurements obtained from oriented drill core, mainly from bedded intervals within the upper Alagbayan Formation, define two orientations of folds in the Hugo South deposit area: a dominant set of north-northeast-trending folds, and a subordinate set of northwest-trending folds. Both of the dominant fold orientations also occur in carboniferous post-mineral strata, indicating that both events post-date mineralization and may have modified the form of the deposit.

Within the upper Alagbayan Formation, north-northeast-trending folds have wavelengths and amplitudes on the scale of metres to tens of metres. The far greater abundance of east-dipping bedding measurements implies that the fold geometry is strongly asymmetric, characterized by west-verging folds. In contrast, northwest-trending folds have wavelengths of hundreds of metres and open, symmetric forms. Together, the two fold sets define an elongate dome and basin interference pattern. Because the axial surfaces and fold axes of the two sets are at a high angle to one another, and no penetrative cleavage fabrics formed during either event, it is not possible to determine their relative ages in the deposit area.

Reversals in sedimentary facing direction occur locally in the upper part of the Alagbayan Formation along the east flank of the Hugo South deposit. These reversals suggest the presence of tight to isoclinal folds affecting at least the Alagbayan Formation. These same overturned folds occur in the Hugo North deposit, where they are cut by the Late Devonian biotite granodiorite dyke. These

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cross-cutting relationships effectively bracket the timing of folding to Late
Devonian, roughly contemporaneous or close in age to mineralization.

7.5.2 HUGO NORTH DEPOSIT

HOST ROCKS

The Hugo North deposit occurs within a geological setting similar to that at Hugo South. Host rocks are an easterly-dipping sequence of volcanic strata correlated with the lower part of the Devonian Alagbayan Formation and quartz monzodiorite intrusive rocks. Stratigraphically lowest rocks in the sequence consist of basalt flows and minor volcaniclastic strata overlain by a dacite tuff and breccia sequence. The dacite sequence includes a lower lapilli tuff unit, with overlying coarser tuffs and breccias. Weakly-altered to unaltered sedimentary and volcanic rocks of the upper Alagbayan Formation and Sainshandhudag Formation overlie the mineralized sequence along the eastern flank of the deposit. Farther to the east and up-section, Sainshandhudag Formation rocks unconformably overlie and are locally faulted against the Alagbayan Formation.

Intrusive rocks at Hugo North are dominated by quartz monzodiorite bodies that underlie the entire deposit area and host a significant portion of the copper and gold mineralization. Quartz monzodiorite contacts are irregular, but overall show a preferred easterly dip, subparallel to stratification in the enclosing rocks. The quartz monzodiorite is contemporaneous with alteration and mineralization, and several varieties are distinguished on the basis of alteration characteristics and position within the deposit: 1) an intensely quartz-veined phase that occurs along the upper margin of the main intrusive body or as a separate east-dipping tabular body in the overlying strata; 2) a gold-rich phase, restricted to the western part of the main intrusion in the northern part of the Hugo North deposit; and 3) the main intrusive body, which typically has lower vein density and lower copper and gold grades. Cross-cutting relationships between the different phases are ambiguous, and it is uncertain whether they represent a temporally distinct intrusive events or simply variations in alteration intensity related to position within the deposit.

Late- to post-mineral biotite granodiorite intrusions form a voluminous, northerly-striking dyke complex cutting across the western edge of the deposit. Although these intrusions locally contain elevated copper grades adjacent to intrusive contacts or associated with xenolithic zones, they are essentially non-mineralized. The positions and orientations of dyke contacts are now well established in the Hugo North deposit area on the basis of correlations between drill hole intersections and measurements of individual contacts using oriented drill core. Dominant dyke orientation varies with depth. At levels above approximately 250 m, where it cuts through the non-mineralized hangingwall strata, the biotite granodiorite occurs as a single intrusive mass with contacts dipping moderately to steeply to the west. Below this level, the biotite granodiorite is more complex, occurring as multiple, subparallel to anastamosing dykes that cut through the quartz monzodiorite intrusion and mineralized Alagbayan Formation strata. Drill hole correlation suggests

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that this lower portion contains a wide, steeply-dipping central dyke, from which emanate numerous moderately- to steeply-dipping apophyses.

Younger intrusions include rhyolitic, hornblende biotite andesite, dacite, and basalt/dolerite compositional varieties. These intrusions usually occur as dykes with subvertical orientations or less commonly as easterly-dipping sills emplaced along stratigraphic contacts. They are non-mineralized and not volumetrically significant in most of the deposit.

STRUCTURAL GEOLOGY

The Hugo North deposit occurs within easterly-dipping homoclinal strata contained in a north-northeasterly elongate fault-bounded block. The northern end of this block is cut by several northeast-striking faults near the northern boundary of the Oyu Tolgoi property, but the deposit remains open along trend north of these faults. Other than these northeasterly faults, the structural geometry and deformation history of the Hugo North deposit are similar to those of the Hugo South deposit.

Deformation of the Hugo North deposit is dominated by brittle faulting (Figures 7-5 and 7-6). Major faults cutting the deposit can be grouped on the basis of orientation into four sets: 1) east-west-striking, moderately north-dipping faults (110 Fault); 2) steep north-northeast-striking faults (East and West Bat, East Hugo, and Axial faults); 3) north-northeast-striking, moderately east-dipping faults subparallel to lithologic contacts (Contact, Lower faults); and 4) the east-northeast-striking faults cutting across the northern end of the deposit (Boundary Fault System).

110 Fault

The 110 Fault defines the division between the Hugo North and Hugo South deposits. The Hugo North deposit diminishes in size and grade southward approaching the fault. The characteristics and interpretation of the 110 Fault are summarized above in the description of the Hugo South deposit.

Deposit-Parallel Faults

Moderately east-dipping faults at the Hugo North deposit include the Contact Fault and the Lower Fault. The Contact Fault is a bedding-parallel detachment zone that normally occurs at the transition between the dacite tuff (middle Alagbayan Formation) and the overlying basalt/sediment cover sequence. The structural character of the Contact Fault at Hugo North is similar to that described above for the Hugo South area. The Contact Fault does not significantly displace the biotite granodiorite dyke contact, implying that movement following emplacement of this intrusion was minor.

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FIGURE 7.5: SIMPLIFIED INTERPRETATION OF SECTION 7100N, HUGO NORTH DEPOSIT

                            [HUGO NORTH DEPOSIT PLAN]

Notes: Shows distribution of major lithologic units, principal faults, and Cu mineralization

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FIGURE 7-6: SIMPLIFIED INTERPRETATION OF SECTION 7400N, HUGO NORTH DEPOSIT

                            [HUGO NORTH DEPOSIT PLAN]

Note: Shows distribution of major lithologic units, principal faults, and Cu mineralization
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The Lower Fault at Hugo North occurs as an intensely brecciated to foliated, clay-rich gouge zone within the middle or lower portion of the high-grade mineralized body, typically at a level 200 m to 400 m below the Contact Fault. It often coincides with the upper contact of the easterly-dipping portion of the biotite granodiorite dyke and extends updip within the dyke as well. In many drill holes, the Lower Fault occurs at an abrupt downhole discontinuity in copper and/or gold grades, indicating that latest movement displaced mineralized zones. Cross-sections through the Hugo North gold zone show apparent thrust offsets of around 300 m to 400 m, based on displaced high gold grades.

West Bat Fault

The subvertical, north-northeast-striking West Bat Fault occurs along the west side of the Hugo North deposit and cuts the western edge of the northern part of the deposit. Its orientation and structural character are similar to those at Hugo South, except that it splays upwards and northwards into several subparallel strands. Drill hole intersections in the northern part of Hugo North indicate an irregular fault surface, although this irregularity may be in part due to inaccurate surveys, compounded by the great depths of the fault-piercing points. The West Bat Fault is truncated at its northern end by the northeast-striking Boundary Fault System.

The stratigraphic offset of the base of the upper Sainshandhudag Formation across the West Bat Fault is over 1,500 m. The fault movement direction is unknown, and the total offset may be significantly greater than the stratigraphic offset.

East Bat Fault

The north-northeast-striking East Bat Fault follows the east flank of the Hugo Dummett deposit, well east of the known deposit extents. It is intersected in only three drill holes at Hugo North, all of which are in the southernmost part of the deposit. The fault is assumed to continue northward along the edge of the deposit, but its existence is unproven. Based on constraints in the Hugo South area, the East Bat Fault has several hundred metres of apparent east-side-down displacement.

East Hugo Fault

The East Hugo Fault can be traced northward from the Hugo South deposit up to approximately Section 4767500N. In the southern and central part of Hugo North, it cuts across stratigraphic contacts at moderate angles and forms a sharp break in alteration intensity and copper grade. The fault gradually loses expression northward, suggesting a gradual decrease in displacement.

The East Hugo Fault strikes north to north-northwest (subparallel to the deposit trend) and dips steeply to the east. The northernmost segment has a slightly more northerly strike than the fault to the south. The fault cuts and displaces mineralization, and there is no evidence that the fault was present at the time of mineralization.

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Northeast-Striking Faults (Boundary Fault, Others)

Several northeast-striking faults cut across the northern end of the Hugo North deposit near where it crosses the Oyu Tolgoi property boundary. These include the North Boundary Fault, which juxtaposes carboniferous granitic rocks against carboniferous strata to the south, an unnamed, more gently-dipping splay of the North Boundary Fault, and the Boundary Fault, which occurs slightly to the south.

The North Boundary Fault has been intersected in several drill holes and usually occurs as a zone of intensely developed, foliated clay gouge up to several tens of metres wide. Its strike varies from east-northeast to nearly north-south, but dips are consistently around 70(degree) to the northwest. The Boundary Fault follows the intrusive contact of the granitic complex in the northwest part of the Oyu Tolgoi Property and likely represents reactivation of that surface during regional deformation.

A moderately northwest-dipping splay of the North Boundary Fault juxtaposes carboniferous strata over the deposit sequence in several drill holes in the northern part of the property. This splay diverges upward from the North Boundary Fault well above the level of mineralization and thus does not cut the deposit.

The steep, northeast-striking Boundary Fault juxtaposes strongly-mineralized rocks against post-mineral carboniferous strata near the northern property boundary. This fault truncates the West Bat Fault and likely displaces it and the northern end of the Hugo North deposit to the northeast. At higher levels, the Boundary Fault is cut by the splay of the North Boundary Fault.

Folding History

Bedding measurements indicate that fold style and orientation in the Hugo North deposit are similar to those at Hugo South, with most folding restricted to the upper part of the Alagbayan and overlying Sainshandhudag Formation.

The inverted sedimentary facing directions found in the upper part of the Alagbayan Formation at Hugo South occur at similar stratigraphic levels at Hugo North. However, at Hugo North, they define tight folds that are clearly truncated by the biotite granodiorite dyke. This narrowly restricts the age of folding to Late Devonian, in roughly the same time period as mineralization.

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SECTION 8 - DEPOSIT TYPES

The Oyu Tolgoi deposits display copper-gold porphyry and related high-sulphidation copper-gold deposit styles. Copper-gold porphyry deposits are low-grade bulk tonnage deposits, where copper sulphides are finely disseminated or deposited in anastamosing veins and fractures in a large volume of rock. These deposits are amenable to large-scale open-pit or underground bulk mining methods.

The Oyu Tolgoi deposits are older than typical porphyry copper systems and as a result have been subjected to post-mineral deformation associated with terrane accretion and intracontinental deformation events. Recognition of how this deformation has affected the form and distribution within the deposits has been an important factor in both exploration and resource modelling. One aspect of the deformational history that is unusual in porphyry systems involves large-scale rotation of the deposits from their original positions. Several lines of evidence suggest that the deposits have undergone moderate amounts (30(degree) to 60(degree)) of easterly tilting since their formation:

- Post-mineral carboniferous strata flanking the deposits are folded but show consistent easterly to northeasterly dip directions, subparallel to those in the underlying Devonian strata. This implies that despite the time gap between the sequences, there is little angular discordance at the unconformity, and therefore the porphyry deposits formed within gently-dipping Devonian strata.

- The distribution of alteration, copper and gold grades, and sulphides in the Hugo Dummett deposit are most consistent with a source below and to the west of the deposit axis.

- In the Central and Southwest deposits, mineralized veins and high-grade core zones are more vertical than their present orientations if the enclosing Devonian strata are considered to have been subhorizontal during deposit formation.

The Oyu Tolgoi porphyry copper deposits display a range in mineralization styles, alteration characteristics, and deposit morphologies despite having formed in close spatial and temporal association. These distinctions likely reflect differences in structural controls, host rock lithology, and depth of formation. Structural influences account for the most part for the differences in shape and distribution of mineralization within the deposits. In general, high-sulphidation mineralization and associated advanced argillic alteration are most common within the dacite tuff, the upper parts of the quartz monzodiorite, where it intrudes to levels high in the stratigraphic succession, and in narrow structurally controlled zones. In contrast the more typical copper-gold porphyry style alteration and mineralization tend to occur at deeper levels, predominantly within basalt and quartz monzodiorite.

The Southwest deposit, particularly the gold-rich core zone, occurs as a steep cylindrical body typical of many porphyry copper deposits. Southwest is localized within a dilational transfer zone linking movement between the northeast-striking West Bounding and East Bounding faults. The strong structural control exerted by these faults is reflected in the abundant sheeted veins showing a

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high degree of preferred orientation, the pipe-like form of the gold-rich core to the deposit, and the spreading of low-grade copper and gold values along the bounding fault zones.

The Central deposit occupies a structurally intact block within which no significant internal fault disruption has been identified. It forms an irregular to slightly funnel-shaped zone of mineralization characterized by high-sulphidation (pyrite-covellite-chalcocite-enargite) and copper-gold (chalcopyrite-gold) porphyry styles, as well as a chalcocite enrichment blanket. Although the preferred orientation of quartz veins implies strong structural control within the deposit, the geometry of intrusive phases is irregular. Weathering of the Central deposit has produced an oxide zone 40 m to 60 m thick, usually devoid of mineralization, overlying a chalcocite enrichment zone up to 80 m thick.

The South and Wedge deposits are located on the eastern flank of the north-northeast-trending mineralized corridor at Oyu Tolgoi, within several structural blocks cut and bounded by minor northeast-striking subvertical faults. Despite the numerous faults cutting these deposits, the lesser degree of preferred vein orientation relative to other deposits implies that structural control was weaker during mineralization.

The Hugo Dummett deposits have several features unusual to porphyry copper systems, including: 1) the anomalously high copper and gold grades, particularly in the northern part; 2) an unusually weakly altered pre-mineral sedimentary cover sequence that lies just above the porphyry system; 3) quartz + sulphide vein contents always exceeding 15%, and commonly over 90%, in the high-grade portion of the deposit; and 4) a highly-elongate gently-plunging tabular shape to the high-grade stockwork system.

The formation of the high-grade portion of the Hugo Dummett deposits as a tabular, intensely veined, subhorizontal body contrasts markedly with most porphyry copper deposits, which tend to have steep, roughly cylindrical or elongate forms. This unusual form likely results from at least two geological influences: 1) the presence of low-permeability overlying sedimentary rocks; and
2) emplacement within a passive to slightly compressional horizontal stress regime, synchronous with thrust faulting. Both of these factors would serve to inhibit the upward migration of hydrothermal fluids, leading to the formation of a broad subhorizontal zone of fluid overpressuring and attendant hydraulic fracturing and vein formation. This fluid trapping likely also contributed to the unusually high copper grades in these deposits.

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SECTION 9 - MINERALIZATION

9.1 SOUTHERN OYU DEPOSITS

9.1.1 SOUTHWEST DEPOSIT

Copper-gold porphyry style mineralization at the Southwest deposit consists of a cylindrical high-grade core roughly 250 m in diameter enclosed within a broad zone of lower-grade mineralization. The high-grade core is centred on a 10 m to 30 m wide, vein-rich quartz monzodiorite dyke and extends for over 100 m into the adjacent massive porphyritic augite basalt. The high-grade core is characterized by 1 cm to 50 cm wide contorted milky white quartz veins in sericite, albite, minor tourmaline altered quartz monzodiorite and biotite-magnetite altered augite basalt, overprinted by chlorite + sericite. Chalcopyrite with subordinate pyrite, bornite, and molybdenite occur as late veinlets filling fractures in quartz veins and disseminated through wall rocks.

Low-grade copper mineralization peripheral to the high-grade core is characterized by lower vein densities, hosted in chlorite+epidote altered basalt and lesser sericite+albite altered quartz monzodiorite. Magnetite veinlets post-date the quartz veins but predate the main sulphide event. Chalcopyrite, bornite, and pyrite are mainly disseminated, with fracture or vein controlled sulphides being less prominent. These peripheral zones include the informally defined Far South zone, which encompasses mineralized basalt with 1:1 gold copper ratios on the southwest margin of the deposit area, and the Bridge zone, consisting of copper mineralized basalt and quartz monzodiorite between the Southwest and Central deposits. Although these two subzones are used in resource modeling, there is no clear geological boundary distinguishing them from the adjacent peripheral zone mineralization.

Gold in the Southwest deposit is closely associated with chalcopyrite, and occurs intergrown with chalcopyrite, as inclusions and fracture infills within pyrite, or on grain boundaries of pyrite. Lesser gold occurs on grain boundaries with bornite or as inclusions in bornite, quartz or carbonate. The gold to copper ratios range from 2:1 to 3:1 within the high-grade core, decreasing to 1:1 in the low-grade margins of the deposit.

The Southwest deposit is capped by an oxidized zone that varies from 50 m to 60 m thick, and consists of black copper oxide (neotocite or tenorite) as fractures coatings and speckled throughout the oxidized limonite stained basalt.

Alteration styles at the Southwest deposit are typical of copper-gold porphyry systems. Augite basalt in the high-grade core of the deposit contains biotite + magnetite alteration, overprinted by chlorite + sericite. Biotite alteration occurs pervasively in the core of the deposit and grades outwards to selvage controlled within pervasive chlorite + epidote alteration. Minor albite alteration occurs as selvages along veins or fractures. Locally brown carbonate alteration is present in the basalt.

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Vein-rich quartz monzodiorite (OT-Qmd and xQmd phases) in the high-grade core contains sericite + biotite + albite alteration with minor tourmaline and montmorillonite. Pink albite alteration commonly occurs as selvages on veins or fractures, and sericite overprints biotite and albite.

In the low-grade peripheral portions of the deposit, augite basalt is pervasively chlorite + magnetite altered, with epidote occurring in patches and sericite and pink albite on vein or fracture selvages. Pink albite may form reaction rims around irregularly shaped epidote patches. Biotite alteration occurs locally. Late calcite or ankerite veins cross-cut the assemblage. Quartz monzodiorite within the low-grade margin contains pervasive sericite alteration, with albite occurring along quartz vein or fracture margins. Spotty biotite alteration occurs locally.

9.1.2 SOUTH DEPOSIT

Mineralization in the South deposit is hosted dominantly in quartz monzodiorite in the southwestern portion of the deposit, in basalt throughout the central portion of the deposit, and in a minor zone of dacite tuff on the northern margin. Contorted quartz veins are present at South, but there is no clearly defined zone of high quartz vein density such as at the Southwest deposit. Consequently, fracture-controlled sulphide veins are minor, and sulphides occur dominantly as disseminated chalcopyrite, bornite, and molybdenite. Chalcopyrite is the principal copper sulphide, but in higher-grade areas bornite locally exceeds chalcopyrite in abundance. Magnetite occurs disseminated and as veins. Small zones with elevated gold values occur locally.

A small zone of high sulphidation mineralization occurs within a quartz monzodiorite breccia in the western part of the deposit, adjacent to the South Fault. Mineralization here consists of pyrite, chalcopyrite, bornite, covellite, and primary chalcocite in quartz sericite kaolinite alteration, with late dickite veins.

An oxide zone approximately 60 m thick overlies the South deposit and consists of malachite, azurite, cuprite, chrysocolla, neotocite, or tenorite hosted within basalt and quartz monzodiorite.

Alteration within the basaltic rocks at South consists of moderate chlorite, biotite hematite/magnetite, weak sericite, and pink albite fracture and vein selvages. Hematite overprints magnetite. Quartz monzodiorite is typically pervasively altered with quartz, sericite, and pyrite, as well as albite within vein selvages, small radiating clusters of tourmaline, and fluorite in quartz veins. Advanced argillic alteration consisting of quartz, sericite, and kaolinite with late dickite veins is associated with the high-sulphidation mineralization in the quartz monzodiorite breccia.

9.1.3 WEDGE DEPOSIT

The Wedge deposit contains a zone of high-sulphidation mineralization hosted principally in dacite tuff, grading downward and southward into chalcopyrite mineralization in basalt and quartz monzodiorite host rocks.

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High-sulphidation mineralization consists of pyrite, chalcopyrite, bornite, enargite, covellite, and primary chalcocite in advanced argillically altered host rocks. Higher grades of copper (>0.8% Cu) occur in a shallowly east-dipping zone in the upper hundred metres of dacite tuff. Gold is absent, except locally in drill holes adjacent to the South Fault. Mineralization is open down dip and to the north.

High-sulphidation mineralization grades downward into chalcopyrite, with lesser bornite within basalt host rocks, and pyrite + chalcopyrite mineralization in quartz monzodiorite.

Dacite tuff within the Wedge deposit is characterized by advanced argillic alteration consisting of kaolinite, zunyite, pyrophyllite, muscovite, illite, topaz, diaspore, alunite, montmorillonite, late dickite, and fluorite. A barren, specular, hematite-rich zone occurs marginal to advanced argillic alteration and is progressively overprinted by advanced argillic alteration assemblages with increasing copper grades towards the centre of the deposit. The advanced argillic alteration grades downward into biotite + chlorite alteration with hematite overprinting magnetite, mainly within basalt host rocks underlying the dacite tuff. In the southern part of the Wedge deposit, sericite + pyrite alteration occurs within the quartz monzodiorite.

9.1.4 CENTRAL DEPOSIT

Mineralization in the Central deposit is characterized by an upward-flaring, high-sulphidation zone that overprints and overlies porphyry-style chalcopyrite-gold mineralization. A secondary-enriched supergene chalcocite blanket tens of metres in thickness overlies the high-sulphidation covellite-pyrite zone.

Chalcopyrite-gold mineralization is dominant on the south and western margins of Central within either basalt or quartz monzodiorite adjacent to intrusive contacts with basalt. Higher grades are associated with zones of intensely contorted quartz stockwork veins, where the gold (ppm) to copper (%) ratios reach 2:1. Peripheral, lower-grade mineralization has gold:copper ratios of less than 1:1. Hematite, pyrite, chalcopyrite, bornite, magnetite, and gold occur disseminated in the zone and as fracture fillings. Hematite is pervasive and overprints magnetite.

The high-sulphidation part of the Central deposit lacks significant gold and contains a mineral assemblage of pyrite, covellite, chalcocite/digenite, enargite, tennantite, cubanite, chalcopyrite, and molybdenite. Dominant host rocks are dacite tuff and quartz monzodiorite. Higher-grade mineralization is associated with disseminated and coarse-grained fracture-filling sulphides in zones of intense contorted quartz stockwork veins and anastamosing zones of hydrothermal breccias. Hydrothermal breccia consists of quartz vein and quartz monzodiorite fragments within an intensely sericitized matrix. The sulphide-filled fractures cut both the quartz veins and enclosing wall rock. High-grade mineralization grades outward to a broad, weakly veined, low-grade halo of dominantly disseminated sulphides. Pyrite, chalcopyrite, bornite, and enargite occur here as relic grains replaced by chalcocite, and covellite, and pyrite also hosts small inclusions of covellite. Covellite,

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chalcocite and enargite occur as intimate intergrowths or as free disseminations. Cubanite and tennantite occur intergrown with or replacing enargite, and molybdenite occurs locally in quartz.

A supergene enrichment zone overlies the high sulphidation assemblage and underlies a 20 m to 60 m thick, hematitic limonite, goethite-rich leached cap. The supergene zone consists of pyrite, hematite, and chalcocite/digenite, with lesser amounts of colusite, enargite, tenorite, covellite, bornite, chalcopyrite, cuprite, and molybdenite. Pyrite is the dominant sulphide and occurs as disseminated crystals. Sooty chalcocite occurs as rims or microveinlets in pyrite and covellite, and as independent disseminations. Colusite occurs as single grains or intergrown with chalcocite/digenite and/or pyrite. Tenorite occurs interstitial to silicate-iron oxide grain boundaries. Micrograins of chalcopyrite replaced by bornite and covellite occur as small inclusions within pyrite.

Minor exotic copper oxide mineralization occupies a bedrock depression on the northeastern flank of Central. Chrysocolla, malachite, and neotocite mineralization occur over a 400 m x 300 m area as a thin 2 m to 4 m thick layer at the base of the gravels. The leached cap is generally devoid of mineralization except off the eastern and southern flanks of the deposit, where patchy malachite and neotocite occur.

Alteration in the Central deposit shows a close spatial relationship to mineralization and original host lithology. Biotite-chlorite and intermediate argillic alteration coincide with chalcopyrite-gold mineralization within basalt. Advanced argillic and sericite alteration coincides with the high-sulphidation mineralization within quartz monzodiorite and ignimbrite.

The biotite-chlorite zone consists of an assemblage of biotite, chlorite, epidote, sericite, albite, carbonate, and anhydrite. Hematite and minor magnetite occurs in veins and disseminated. Biotite has been overprinted by chlorite and sericite, and magnetite has been altered to hematite. Anhydrite and carbonates occur as late veins. K-feldspar alteration increases at depth beneath Central, occurring as vein selvages within biotite-altered basalt.

Intermediate argillic alteration forms a narrow zone separating the advanced argillic and sericite alteration from the biotite chlorite alteration. Intermediate argillic alteration is characterized by a creamy yellow to pale green coloured assemblage of kaolinite, chlorite, pyrophyllite, and illite.

Advanced argillic and sericite alteration are associated with high-sulphidation mineralization, hosted primarily within dacite and quartz monzodiorite. The advanced argillic assemblage consists of topaz, quartz, zunyite, diaspore, alunite, illite, andalusite, late kaolinite, and dickite. There is a zonation from an advanced argillic assemblage of zunyite, andalusite, and alunite associated with higher-grade hydrothermal breccia-hosted mineralization, to a muscovite, sericite-dominant peripheral zone associated with lower-grade disseminated mineralization.

Alteration within the supergene zone is characterized by illite, muscovite, kaolinite, alunite and pyrophyllite. Montmorillonite, smectite, kaosmectite, illite and kaolinite are the dominant clay minerals in the leached cap.

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                                                            OYU TOLGOI, MONGOLIA

9.2 HUGO DUMMETT DEPOSITS

9.2.1 HUGO SOUTH DEPOSIT

Copper mineralization at the Hugo South deposit is centred on a high-grade (typically > 2% Cu) zone of intense quartz stockwork veining, which in much of the deposit is localized within narrow quartz monzodiorite intrusions and extends into the enclosing basalt and dacite tuff. The intense stockwork zone has an elongate tabular form, with a long axis plunging shallowly to the north-northwest, and an intermediate axis plunging moderately to the east. Copper grades gradually decrease upwards from the stockwork zone through the upper part of the basalt and the dacite tuff, and a broader zone of lower grades occurs below and to the west in basalt and quartz monzodiorite.

Dominant sulphide minerals at Hugo South are chalcopyrite, bornite, chalcocite, and pyrite, with minor molybdenite, enargite, tennantite, and covellite. Rarely, sphalerite and galena occur. Sulphides are zoned (Figure 9-1) with bornite +/- chalcopyrite, chalcocite, and tennantite comprising highest grades (>2.5% Cu), grading outwards to chalcopyrite (1% to 2% Cu). Pyrite-chalcopyrite +/- enargite, tennantite, bornite, chalcocite, and rarely covellite occur with low-grades (<1% Cu), mainly in advanced argillically altered dacite tuff.

Drill hole assays (Cu, Au, Ag, As) and selected ICP-MS multi-element data (Pb, Zn, Se, Te, Tl, Bi) show distinct geochemical zoning coincident with sulphide zoning. copper shows a strong correlation with Au, Ag (up to 9 ppm), Se (up to 33 ppm), Bi, and, to a lesser extent, Tl. High As values (up to 2,850 ppm) occur mainly with high pyrite and enargite in the dacite tuff, and Zn (up to 3,530 ppm) occurs with chalcopyrite at the top of the mineralized zone.

Alteration in the Hugo South deposit is typical of copper porphyry systems, including K-silicate (minor), advanced argillic, muscovite/sericite, and intermediate argillic styles. The mineral groupings used to define individual zones are not necessarily true assemblages that formed contemporaneously, but are associations that may represent several paragenetic stages.

The following alteration zones have been defined at Hugo South (Figure 9-2):

- Chlorite-illite alteration occurs in the uppermost part of the dacite tuff. This alteration is not texturally destructive, and primary volcanic textures are clearly visible. No mineralization is associated with this weak outermost alteration zone.

- Advanced argillic alteration is dominant in the dacite tuff and is characterized by the minerals quartz, pyrophyllite, kaolinite, topaz, diaspore, zunyite, alunite, and dickite. Because the advanced argillic alteration is widespread and consists of a complex mineral assemblage, it is divided into subzones:

      - Pyrophyllite-kaolinite: This is the most widespread subgroup of the advanced argillic alteration. It occurs dominantly in the dacite tuff, but also in the upper parts of the basalt and quartz monzodiorite. Late white to pink dickite on fractures is ubiquitous.

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FIGURE 9-1: SULPHIDE DISTRIBUTION IN THE HUGO SOUTH DEPOSIT (SECTION 6200N)

                [SULPHIDE DISTRIBUTION IN THE HUGO SOUTH DEPOSIT]

Note: Shows bornite+chalcocite core zone, grading outward through bornite, chalcopyrite+bornite, chalcopyrite, and pyrite zones

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                                                            OYU TOLGOI, MONGOLIA

FIGURE 9-2: CROSS-SECTION 6200N IN THE HUGO SOUTH DEPOSIT

                            [HUGO SOUTH DEPOSIT PLAN]

Note: Shows distribution of alteration zones

      - Quartz-alunite: The quartz-alunite zone typically occurs in the dacite tuff in bedding-parallel lenses. The lenses are parallel to, and occur just above and east of, the high-grade, vein-rich deposit core. It is whitish-pink to brown in colour.

      - Topaz alteration occurs as an intense, completely texturally destructive zone and is typically of limited extent. Topaz-altered zones are vuggy and whitish-brown in colour. They are most common in the dacite tuff, but occur locally in the basalt.

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-     Pyrophyllite-kaolinite-dickite-muscovite/illite (intermediate argillic)
      alteration occurs in the upper parts of the basalt at the contact with the dacite tuff and is the dominant alteration type in the high-grade deposit core. It is brownish-yellow in colour but turns pinkish where pyrophyllite is the dominant mineral. It is not texturally destructive. Hematite is common as fine specularite.

- Chlorite-muscovite/illite-hematite alteration is the dominant alteration in the basalt. It is characterized by its green colour, and the original texture of the basalt is still visible (e.g., relict pseudo-hexagonal augite crystals). Locally, particularly at depth, biotite occurs in the zone. Relict magnetite occurs either disseminated or in veins.

- Muscovite/illite alteration occurs mainly in quartz monzodiorite intrusions. It is pale green to gray in colour and in most cases texturally destructive, although in places original feldspar crystals can still be observed. Locally, topaz occurs with muscovite, and a subgroup of muscovite-topaz alteration was recognized.

The distribution of the alteration is strongly lithologically controlled: dacite tuff typically shows strong advanced argillic alteration, whereas basalt tends to be chlorite-muscovite-hematite altered with pyrophyllitic advanced argillic alteration in its uppermost parts. Pockets of advanced argillic alteration occur locally in the high-grade zone in the quartz monzodiorites.

9.2.2 HUGO NORTH DEPOSIT

The highest-grade copper mineralization in the Hugo North deposit is related to a zone of intense stockwork to sheeted quartz veins. The high-grade zone is centred on thin, east-dipping quartz monzodiorite intrusions or within the upper part of the large quartz monzodiorite body, and extends into the adjacent basalt. In addition, moderate to high-grade copper and gold values occur within quartz monzodiorite below and to the west of the intense vein zone, in the Hugo North gold zone. This zone is distinct in its high Au (ppm) to Cu (%) ratios (0.5:1). In other respects the Hugo North and Hugo South deposits have similar mineralogy and zonation patterns.

Bornite is dominant in highest-grade parts of the deposit (3% to 5% Cu) and is zoned outward to chalcopyrite (2%). At grades of <1% Cu, pyrite-chalcopyrite +/- enargite, tennantite, bornite, chalcocite, and rarely covellite occur, hosted mainly by advanced argillically altered dacite tuff.

The high-grade bornite zone comprises relatively coarse bornite impregnating quartz and disseminated in wall rocks, usually intergrown with subordinate chalcopyrite. Pyrite is rare or absent, except in local areas where the host rocks are advanced argillically altered. Whereas chalcocite is commonly found with bornite at Hugo South, it is less common at Hugo North. In addition, high-grade bornite is associated with minor amounts of tennantite, sphalerite, hessite, clausthalite, and gold. These minerals occur as inclusions or at grain boundaries.

Elevated gold grades in the Hugo North deposit occur within the up-dip (western) portion of the intensely veined, high-grade core, and within a steeply-dipping lower zone cutting through the western part of the quartz monzodiorite. Quartz monzodiorite in the lower zone exhibits a

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                                                            OYU TOLGOI, MONGOLIA

characteristic pink to buff colour, with a moderate intensity of quartz veining (25% by volume). This zone is characterized by finely disseminated bornite and chalcopyrite, although in hand specimen the chalcopyrite is usually not visible. The sulphides are disseminated throughout the rock in the matrix as well as in quartz veins. The fine-grained sulphide gives the rocks a black "sooty" appearance. The red colouration is attributed to fine hematite dusting, mainly associated with albite.

Similar to Hugo South, copper in the Hugo North deposit correlates with elevated abundances of Ag, Se, and Te. Arsenic occurs at low levels in the high-grade zone and is related to tennantite. Zinc (about 300 ppm) occurs mainly as sphalerite. Se and Te are attributed to hessite and clausthalite inclusions in bornite. Pb occurs at levels of up to several hundred ppm peripheral to the high-grade zone in dacite tuff. Low levels of Hg (0.2 ppm) occur in the upper part of the ore body.

The Hugo North deposit is characterized by copper-gold porphyry and related styles of alteration similar to those at Hugo South (Figure 9-3). This includes biotite-K-feldspar (K-silicate), magnetite, chlorite-muscovite-illite, albite, chlorite-illite-hematite-kaolinite (intermediate argillic), quartz-alunite-pyrophyllite-kaolinite-diaspore-zunyite-topaz-dickite (advanced argillic), and sericite/muscovite zones.

The distribution of alteration zones is similar to that in the Hugo South deposit, except that the advanced and intermediate argillic zones are more restricted and occur mainly along the northern margin of the intrusive system (Figure 9-3).

- Chlorite-illite marks the outer boundary of the advanced argillic zone. It occurs mainly in the coarse, upper part of the dacite tuff.

- Quartz-pyrophyllite-kaolinite-dickite (advanced argillic) is hosted mainly in the lower part of the dacite tuff, although on some sections at Hugo North it extends into strongly veined quartz monzodiorite. The advanced argillic zone is typically buff or grey, and late dickite on fractures is ubiquitous. Within the advanced argillic zone, a massive quartz-alunite zone forms a pink-brown bedding-parallel lens.

- Topaz is widespread as late alteration controlled by structures cutting both the advanced and intermediate argillic zone. As illustrated by the type section, topaz appears to replace parts of the quartz-alunite zone. In addition topaz may also occur disseminated with quartz-pyrophyllite-kaolinite. Strong topaz zones are mottled buff or light brown and sometimes vuggy.

- Hematite-siderite-illite-pyrophyllite-kaolinite-dickite (intermediate argillic) is an inward zonation from the advanced argillic zone, and is commonly hosted by augite basalt but may also occur in dacite ash flow tuff. Hematite usually comprises fine specularite and may be derived from early magnetite or Fe-rich minerals such as biotite or chlorite.

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                                                            OYU TOLGOI, MONGOLIA

FIGURE 9-3: SECTION 4767500N (7500N) IN HUGO NORTH DEPOSIT

                              [HUGO NORTH DEPOSIT]

Note: Shows typical distribution of alteration zones for the Hugo North deposit

- Hematite-chlorite-illite-(biotite-magnetite) (chlorite) is transitional to the intermediate argillic zone and is commonly hosted by augite basalt. It is characterized by a green colour, and relict hydrothermal magnetite, either disseminated or in veins.

- Muscovite-illite (sericite) generally occurs in the quartz monzodiorite intrusions and is a feature of the strongly mineralized zone. Alteration decreases with depth in the quartz monzodiorite.

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                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

SECTION 10 - EXPLORATION

Exploration at Oyu Tolgoi has been mainly by remote sensing and geophysical methods, including satellite image interpretation, detailed ground magnetics, Bouguer gravity and gradient array induced polarization (IP), as well as extensive drilling. Gradient array IP has been conducted on north-south and subsequently east-west lines at 200 m line spacing, with electrode spacing up to 11 km. Drill holes have been targeted to test IP chargeability targets or structural zones. Outcropping prospects (Southwest, South, and Central) have been mapped at 1:1,000 scale. The central part of the exploration block was mapped at 1:5,000 scale in 2001, and the entire block was mapped at 1:10,000 scale in 2002. As described below, geophysical methods have been the most important exploration tool.

Geophysical surveying at Oyu Tolgoi was first initiated by BHP in 1996. An airborne magnetometer survey was flown at a height of approximately 100 m on 300 m spaced, east-west oriented lines over approximately 1,120 km(2) of BHP's mineral concession. The survey provided good resolution of the magnetic features to facilitate geological and structural interpretation across the concession areas. BHP also undertook an induced polarization (IP) survey utilizing a single gradient array with a 2,000 m AB and a ground magnetometer survey. Both surveys were conducted on east-west-oriented lines surveyed by a local Mongolian surveying team at 250 m spacing. The surveys covered Southern, Southwest, Central, and North Oyu exploration targets but did not extend into the Far North region that ultimately became the Hugo Dummett deposit.

Ivanhoe initiated geophysical exploration after the discovery of the high-grade, gold-rich portion of the Southwest Oyu zone in June 2001. The gold-rich, chalcopyrite-dominate mineralization discovered in drill hole OTRCD150 was clearly responsible for the IP chargeability anomalies previously delineated by the BHP survey. The presence of hydrothermal magnetite with the copper-gold mineralization was the probable source of the intense magnetic anomalies defined over SW Oyu and possibly South Oyu. Delta Geoscience of B.C., Canada, was mobilized to the property in the fall of 2001 to undertake detailed IP surveying utilizing gradient arrays with multiple electrode spacings to delineate the vertical extent of the sulphide mineralization being defined by drilling in SW Oyu. The detailed IP surveys initially covered a 3 km east-west x 4 km north-south block encompassing the Southwest, South, Central, and Far North target areas. At the same time Ivanhoe acquired two magnetometers and initiated very detailed ground magnetometer surveying using 5 m spaced readings along 25 m spaced, north-south oriented lines over the Southern Oyu target areas. An Ulaanbaatar-based geophysical team ultimately expanded this magnetic survey to cover the entire 8 km x 10 km concession. This group covered the northern half of the concession with east-west oriented lines on 50 m intervals with 25 m spaced readings.

In 2002 the geophysical program was further expanded to include a gravity survey over the Oyu Tolgoi concession block. The survey was controlled by GPS with readings taken on 50 m centres over the core of the concession and 100 m centres over the extremities. The Bouger map was

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reduced to residual gravity for contouring. Unfortunately no additional processing or modelling of the data has been carried out. With the density measurements that have been taken on drill core through out the deposits, detailed computer modelling of the gravity data should be possible.

Telluric Electromagnetic (TEM) surveying was also conducted over the eastern half of the concession in conjunction with extensive TEM surveying used to define the Cretaceous-aged, semi-consolidated sedimentary basins along the Galbyn Gobi and Gunii Holloi valleys, southeast and northeast, respectively, from Oyu Tolgoi. These basins developed along the East Mongolian Fault system and a splay off of the fault, and form the reservoirs for extensive water resources required to operate the Oyu Tolgoi mine. On the Oyu Tolgoi concession, the TEM work was designed to delineate smaller drainage basins that could have channelled copper-rich surficial waters from the exposed copper deposits during the Cretaceous period. These "pregnant waters" could potentially have precipitated copper into river gravels down stream to form secondary "exotic" copper deposits.

Diamond drilling ultimately has been the primary tool of exploration at Oyu Tolgoi. To the beginning of May 2005, more than 1,000 drill holes have been completed, many of which in the Hugo North deposit were multiple daughter holes navi-drilled from a single parent. Approximately 546,000 m of core has been collected and stored on the property. The amount of drilling in the individual deposit areas is tabulated below.

Total Diamond Core Drilling.......................................      546,000
Hugo Dummett Deposit..............................................      249,000
Central & Bridge..................................................       95,000
Southwest.........................................................      139,000
South & Wedge.....................................................       62,000
Other.............................................................       22,000
Entree - Ivanhoe JV ..............................................        9,000

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                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

SECTION 11 - DRILLING

Diamond drill holes are the principal source of geological and grade data for the Oyu Tolgoi project. Ivanhoe conducted diamond drilling over the Southern Oyu deposits throughout 2003 (Central and Southwest) and 2004 (Southwest, South, and Wedge). Drilling on the Hugo Dummett deposit concentrated on the Hugo North deposit in 2004 and 2005. As of the mineral resource cutoff date of 15 April 2005, drilling totals just under 273,000 m in 583 drill holes for the Southern Oyu deposits and 200,000 m in 156 drill holes, including daughter holes, for Hugo North. The Southern Oyu holes generally range in length from 60 m to 1,200 m, averaging 470 m. The Hugo North holes range from 400 m to 2,200 m and average 1,280 m in length. A list of the project drill holes, together with their coordinates and lengths, is provided in Appendix A, along with location plans.

Drilling was done by wireline method with H-size (HQ, 63.5 mm nominal core diameter) and N-size (NQ, 47.6 mm nominal core diameter) equipment using up to 20 drill rigs. Upon completion, the collar and anchor rods were removed and a PVC pipe was inserted into the hole. The hole collar was marked by a cement block inscribed with the hole number. Hugo North drilling almost always include multiple daughter holes drilled from the parent drill hole. A bend was placed in the parent hole at the location where the planned daughter holes were to branch off. The bend was achieved by means of a Navi-Drill(R) (navi) bit, which was lowered down the hole to the desired depth and aligned in the azimuth of the desired bend. As the navi bit advanced, a bend was achieved at the rate of 1(degree) every 3 m. No core was recovered fROm the navi-drilled interval.

Drill hole collars were located respective to a property grid. Proposed hole collars and completed collars were surveyed by a Nikon Theodolite instrument relative to 18 survey control stations established during a legal survey of the property in 2002. The drill holes were drilled at an inclination of between 45(degree) and 90(deGRee), with the majority between 60(degree) and 70(degree). Holes weRE drilled along 035(degree) and 125(degree) azimuths in Southwest aND South, 0(degree) and 180(degree) azimuths in Central. Down-hole surveys wERe taken approximately every 50 m by the drill contractor using a multi-shot measurement system (RANGER survey instrument).

Standard logging and sampling conventions were used to capture information from the drill core. The core was logged in detail onto paper logging sheets, and the data were then entered into the project database. The core was photographed before being sampled.

AMEC reviewed the core logging procedures at site, and the drill core was found to be well handled and maintained. Material was stored as stacked pallets in an organized "core farm." Data collection was competently done. Ivanhoe maintained consistency of observations from hole to hole and between different loggers by conducting regular internal checks. Core recovery in the mineralized units was excellent, usually between 95% and 100%. Very good to excellent recovery was observed in the mineralized intrusive sections checked by AMEC. Overall, the Ivanhoe drill program and data capture were performed in a competent manner.

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                                                            OYU TOLGOI, MONGOLIA

SECTION 12 - SAMPLING METHOD AND APPROACH

Rock sampling for resource estimation has been conducted on diamond drill core obtained from holes drilled between May 2001 and April 2005. Samples are taken at 2 m intervals down the drill holes, excluding dykes that extend more than 10 m along the core length. NQ and HQ core sizes are drilled routinely, with one-half of the core collected for analysis.

The core is split with a rock saw, flushed regularly with fresh water. Core recovery is good, with relatively few broken zones. To minimize sampling bias, the core is marked with a continuous linear cutting line before being split. Samples are placed in cloth bags and sent to the on-site preparation facility for processing.

Reject samples are stored in plastic bags inside the original cloth sample bags and are placed in bins on pallets and stored at site. Duplicate pulp samples are stored at site in the same manner as reject samples. Pulp samples used for assaying are kept at the assaying facility for several months and then transferred to a warehouse in Ulaanbaatar.

Significant composited assays for the Southern Oyu and Hugo North deposits are shown in Appendix B. Only values equal to or above 1.0% copper equivalent grade were tabulated.

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                                                            OYU TOLGOI, MONGOLIA

SECTION 13 - SAMPLE PREPARATION, ANALYSES, AND SECURITY

13.1 SAMPLE PREPARATION AND SHIPMENT

Split core samples are prepared for analysis at an on-site facility operated by SGS Mongolia LLC (SGS Mongolia). The samples are then shipped under the custody of Ivanhoe to Ulaanbaatar, where they are assayed at a lab facility operated by SGS Mongolia. All sampling and QA/QC work is overseen on behalf of Ivanhoe by Dale A. Sketchley, M.Sc., P.Geo.

The samples are initially assembled into groups of 15 or 16, and then 4 or 5 quality control samples are interspersed to make up a batch of 20 samples. The quality control samples comprise one duplicate split core sample, one uncrushed field blank, a reject or pulp preparation duplicate, and one or two standard reference material (SRM) samples (one < 2% Cu and one >2% Cu if higher-grade mineralization is present based on visual estimates). The two copper SRMs are necessary because SGS Mongolia uses a different analytical protocol to assay all samples >2% Cu. The split core, reject, and pulp duplicates are used to monitor precision at the various stages of sample preparation. The field blank can indicate sample contamination or sample mix-ups, and the SRM is used to monitor accuracy of the assay results.

The SRMs are prepared from material of varying matrices and grades to formulate bulk homogenous material. Ten samples of this material are then sent to each of at least seven international testing laboratories. The resulting assay data are analyzed statistically to determine a representative mean value and standard deviation necessary for setting acceptance/rejection tolerance limits. Blank samples are also subjected to a round-robin program to ensure the material is barren of any of the grade elements before they are used for monitoring contamination.

A total of 38 different reference materials have been developed and combined with two commercially purchased ones, used to monitor the assaying of six different ore types made up of varying combinations of chalcopyrite, bornite, primary and supergene chalcocite, enargite, covellite, and molybdenite.

Split core samples are prepared according to the following protocol:

-     The entire sample is crushed to 90% minus 3 mm.

- A 1 kg subsample is riffle split from the crushed minus 3 mm sample and pulverized to 90% minus 75 um (200 mesh).

- A 150 g subsample is split off by taking multiple scoops from the pulverized 75 um sample.

- The 150 g subsample is placed in a kraft envelope, sealed with a folded wire or glued top, and prepared for shipping.

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All equipment is flushed with barren material and blasted with compressed air between each sampling procedure. Screen tests are done on crushed and pulverized material from one sample taken from each batch of 15 or 16 samples to ensure that sample preparation specifications are being met.

Prepared samples are placed in wooden shipping boxes, locked, sealed with tamper-proof tags, and shipped to Ulaanbaatar for assaying. Sample shipment details are provided to the assaying facility both electronically and as paper hard copy accompanying each shipment. The assaying facility then electronically confirms sample receipt, the state of the tamper-proof tags, and assigned laboratory report numbers back to site.

13.2   ASSAY METHOD

All samples are routinely assayed for gold, copper, and molybdenum. Gold is determined using a 30 g fire assay fusion, cupelled to obtain a bead, and digested with Aqua Regia, followed by an AAS finish. Copper and molybdenum are determined by acid digestion of a 5 g subsample, followed by an AAS finish. Samples are digested with nitric, hydrochloric, hydrofluoric, and perchloric acids to dryness before being leached with hydrochloric acid to dissolve soluble salts and made to volume with distilled water.

13.3   QA/QC PROGRAM

Assay results are provided to Ivanhoe in electronic format and as paper certificates. Upon receipt of assay results, values for SRMs and field blanks are tabulated and compared to the established SRM pass-fail criteria:

- automatic batch failure if the SRM result is greater than the round-robin limit of three standard deviations

- automatic batch failure if two consecutive SRM results are greater than two standard deviations on the same side of the mean.

- automatic batch failure if the field blank result is over 0.06 g/t Au or 0.06% Cu.

If a batch fails, it is re-assayed until it passes. Override allowances are made for barren batches. Batch pass/failure data are tabulated on an ongoing basis, and charts of individual reference material values with respect to round-robin tolerance limits are maintained.

Laboratory check assays are conducted at the rate of one per batch of 20 samples, using the same QA/QC criteria as routine assays.

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                                                            OYU TOLGOI, MONGOLIA

13.3.1 STANDARDS PERFORMANCE

Ivanhoe strictly monitors the performance of the SRM samples as the assay results arrive at site. The ability of the laboratories to return assay values in the prescribed SRM ranges has steadily improved to greater than 99% (Figure 13-1). Charts of the individual SRMs are included in Appendix C. All samples are given a "fail" flag as a default entry in the project database. Each sample is re-assigned a date-based "pass" flag when assays have passed acceptance criteria. At the data cutoff date of 15 April 2005, only a very small number of assayed samples still had the "fail" flag. The relative uncertainty introduced to the mineral resource estimate by using this very small number of temporarily failed samples is considered negligible.

FIGURE 13-1: SRM FAILURE CHART

[LINE GRAPH]

13.3.2 BLANK SAMPLE PERFORMANCE

Assay performance of field blanks is presented in Appendix C for gold and copper. In these figures, the lower blue horizontal line represents the analytical detection limit (ADL) of the respective metal, and the upper yellow horizontal line represents the analytical rejection threshold (ART). The gold ADL is 0.01 g/t with an ART of 0.06 g/t; copper ADL was initially 0.01% and is now 0.001% with an ART of 0.06%. The results show a low incidence of contamination and a few cases of sample mix-ups, which were investigated at site and corrected.

13.3.3 DUPLICATES PERFORMANCE

The QA/QC program currently uses four different types of duplicate samples: core, coarse reject, pulp, and laboratory check pulps (samples sent to an umpire lab).

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                                                            OYU TOLGOI, MONGOLIA

CORE, COARSE REJECT, AND PULP DUPLICATES

AMEC has reviewed the core, coarse reject, and pulp duplicate samples for the Southern Oyu and Hugo Dummett deposits. The pulp and coarse reject duplicates reproduce well for copper and are reasonable for gold values greater than 0.2 g/t. The duplicate data are shown as relative difference charts in Appendix C. Pulp and reject duplicate types for each metal, though more so for gold, show similar high variability to good reproducibility trends from near detection values towards higher-grade value. Patterns for all metals are symmetric about zero, suggesting no bias in the assay process.

The absolute relative percent difference for duplicate pairs against the percentile ranking of the grade in the sample population were also evaluated. For the 90th percentile of the population, a maximum difference of 10% is recommended for the pulp duplicates and 20% for the coarse reject duplicates because these duplicate types can be controlled by the subsampling protocol. The same criteria do not apply to core duplicates because these differences cannot be controlled by the subsampling protocol; however, the heterogeneity of the mineralization ideally would allow the difference to be less than 30%.

Table 13-1 summarizes the results of these analyses for each type of sample, and the charts are shown in Appendix C. The core duplicates are above the ideal value of 30% for gold samples, whereas the coarse reject duplicates reproduce well for all elements.

TABLE 13-1: PERCENT DIFFERENCE AT THE 90TH POPULATION PERCENTILE

                                                  CU                          AU
                                            -----------------         -----------------
DUPLICATE TYPE          % DIFF. LIMIT        NO.      % DIFF.          NO.      % DIFF.
--------------------    -------------       -----     -------         -----     -------
Southwest, South
  and Wedge Deposits
Core                          30            2,898        38           2,771        60
Coarse Reject                 20            1,371        14           1,095        25
Pulp                          10            1,368         5           1,092        18
Central Deposit
Core                          30            2,898        38           2,771        60
Coarse Reject                 20            1,371        14           1,095        25
Pulp                          10            1,368         5           1,092        18
Hugo North Deposit
Core                          30            1,416        27           1,416        45
Coarse Reject                 20              719         6             719        26
Pulp                          10              696         4             696        21

Gold pulp duplicates mimic the reject duplicate results and likely point to some liberation of gold during sample preparation However, since most of the gold values lie near the detection limit, and the samples that are above 0.5 g/t show much better reproducibility than the overall rank analysis, AMEC recommends no changes to the current sampling protocol.

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                                                            OYU TOLGOI, MONGOLIA

13.3.4 SPECIFIC GRAVITY PROGRAM

Samples for specific gravity determination are taken at approximately 10 m intervals per drill hole and tabulated by rock type. The specific gravity for non-porous samples (the most common type) is calculated using the weights of representative samples in water (W2) and in air (W1). The bulk density is calculated by W1/(W1-W2). AMEC believes this method to be appropriate for the non-porous mineralized units and barren dykes.

Less-common porous samples are dried and then coated with paraffin before weighing. Allowance is made for the weight and volume of the paraffin when calculating the specific gravity.

As a check on its method for specific gravity determinations, Ivanhoe submitted 120 samples to a commercial laboratory for independent testing. The results, reviewed by AMEC, show near-identical values to the original Ivanhoe numbers, and support the procedures and results of Ivanhoe's specific gravity program.

13.4   CONCLUDING STATEMENT

In AMEC's opinion, the QA/QC results demonstrate that the Oyu Tolgoi project assay database for 2005 is sufficiently accurate and precise for resource estimation.

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                                                            OYU TOLGOI, MONGOLIA

SECTION 14 - DATA VERIFICATION

As a test of assay data integrity, the data used to estimate the 2005 Southern Oyu and Hugo North mineral resources were verified with a random comparison of 5% of the database records against the original electronic assay certificates. No discrepancies were found. Collar coordinates were checked against the database entries. No discrepancies were observed. AMEC also checked the down-hole survey data. Camera shots and RANGER output were read for the checked drill holes and compared to those stored in the resource database. Rare minor discrepancies were observed that are probably due to arbitrary corrections made to the data because of the suspected or measured presence of magnetite. These would have neglible impact on any resource estimate. AMEC concludes that the assay and survey database transferred to AMEC is sufficiently free of error to be adequate for resource estimation.

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                                                            OYU TOLGOI, MONGOLIA

SECTION 15 - ADJACENT PROPERTIES

Adjacent properties are not relevant for the review of the Oyu Tolgoi project.
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                                                            OYU TOLGOI, MONGOLIA

SECTION 16 - MINERAL PROCESSING AND METALLURGICAL TESTING

Material relevant to this section is contained in a previous Technical Report on the Oyu Tolgoi project (Hodgson, 2004). A major update to that study is near completion and should be disclosed later in 2005.

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                                                            OYU TOLGOI, MONGOLIA

SECTION 17 - MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The mineral resource estimates for the Oyu Tolgoi project were calculated under the direction of Dr. Harry Parker, Ch.P.Geol., and Dr. Stephen Juras, P.Geo. The estimates were made from 3D block models utilizing commercial mine planning software (MineSight(R)). The project consists of two groups of deposits: Hugo Dummett (Hugo) and Southern Oyu (OTS), each represented by its own resource model. Hugo comprises Hugo South (HS) and Hugo North (HN), and OTS contains four deposits: Southwest (SW), South (SO), Wedge (WZ), and Central (CO). Projects limits are in truncated UTM coordinates. Project limits are 650500 to 652500 East, 4765000 to 4768200 North, and -660 to +1170 m elevation for Hugo and 649500 to 652000 East, 4762000 to 4765000 North, and -225 m to +1,170 m
elevation for OTS. Cell size for the project was 20 m east x 20 m north x 15 m high. The mineral resource for the Hugo South deposit was not re-estimated in this work.

17.1   GEOLOGIC MODELS

Ivanhoe used significant new data from infill drilling at Hugo North and revised structural and intrusive rock interpretations based on ongoing geologic studies at Oyu Tolgoi as a whole to create new 3D shapes of key geologic surfaces, faults, and intrusive units. For Hugo (mainly Hugo North) the changes were major since the last disclosed resource and affected both geologic and structural features. In OTS, the changes were limited to a more consistent interpretation of post-mineral dykes in all deposits and a better definition of geologic contacts in the Wedge deposit. A list of key units and a brief comment on their relevancy to the resource models are provided in Table 17-1.

AMEC checked the lithologic and structural shapes for interpretational consistency on section and plan, and found them to have been properly constructed. The shapes honoured the drill data and appear well constructed.

Mineralized or grade shapes were also made. To constrain grade interpolation in each of the zones, AMEC and Ivanhoe created 3D mineralized envelopes, or shells. Most were based on initial outlines derived by a method of Probability Assisted Constrained Kriging (PACK). Threshold values were determined by inspection of histograms and probability curves as well as indicator variography. The shells were based on a copper or gold grade except for the high-grade copper zone in Hugo North, which was defined based on amount of quartz veining. The OTS gold shells were developed on threshold gold values of 0.7 g/t for Southwest and 0.3 g/t for Central and South. OTS copper shells (Southwest - Bridge area, Central, South, and Wedge) were based upon threshold values of 0.3% Cu. The higher-grade copper zone at Hugo North was defined by a quartz vein percentage threshold (15%). Shell outline selection was done by inspecting contoured probability values. These shapes were then edited on plan and section views to be consistent with the structural and lithologic models and the drill assay data so that the boundaries did not violate data and current geologic understanding of mineralization controls.

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                                                            OYU TOLGOI, MONGOLIA

TABLE 17-1: LITHOLOGY AND STRUCTURAL SOLIDS AND SURFACES, OYU TOLGOI PROJECT

SURFACES - GENERAL                                                                COMMENT
------------------                                         ----------------------------------------------------
Topography                                                 Project-wide
Base of Oxide                                              Project-wide, but relevant only for OTS

SOLIDS/SURFACES - LITHOLOGY
Top of quartz monzodiorite (Qmd)                           Hugo North only
quartz monzodiorite (Qmd) solid                            OTS only
Base of ash flow tuff (DA2a - ign)                         Project-wide
Base of unmineralized volcanic and sedimentary units       Project-wide - used as a hanging wall limit to grade
(DA2b or DA3 or DA4)                                       interpolation
Quartz-veined and mineralized Qmd - OT-Qmd                 Southwest deposit in OTS only
Xenolithic Qmd (xQmd) containing quartz-veined and         Southwest deposit in OTS only
mineralized fragments
Xenolithic biotite granodiorite (xBiGd) containing         Hugo North deposit only
quartz-veined and mineralized fragments
Biotite granodiorite (BiGd) dikes                          Project wide, most important in Hugo deposits.
                                                              Unmineralized unit
Rhyolite (Rhy) dikes                                       Project wide, most important in OTS. Unmineralized unit
Hornblende biotite andesite and dacite dikes (HbBi)        OTS only, most important in Southwest deposit.
                                                              Unmineralized unit
Basalt dikes (Bas)                                         Project wide;  Unmineralized unit.

SURFACES - FAULTS
East Bat Fault                                             Hugo area: used to define Hugo North eastern limit
West Bat Fault                                             Hugo area: used to define Hugo North western limit
110 Fault                                                  Hugo area:  forms boundary between Hugo South and Hugo
                                                              North deposits
East Bounding Fault                                        OTS area: forms eastern boundary to the Southwest
                                                           deposit and western boundary to the Wedge deposit
West Bounding Fault                                        OTS area: forms informal western boundary to the
                                                           Southwest deposit (generally marks contact between
                                                           unmineralized Qmd and mineralized Va)
"Rhyolite" Fault                                           OTS area:  marks boundary between Southwest and Central
                                                              deposits
South fault                                                OTS area:  marks boundary between Wedge and South
                                                              deposits
Solongo fault                                              OTS area:  defines the southern edge of the South deposit

Traditional grade shells were drawn manually for the lower-grade copper mineralization at Hugo North, as well as Hugo North gold mineralization. The copper shell was made at a grade threshold at 0.6% Cu, whereas the gold shells (Main and West) were drawn at a grade threshold of 0.3 g/t Au.

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                                                            OYU TOLGOI, MONGOLIA

AMEC checked the grade and mineralized shapes for interpretational consistency on section and plan, and found them to have been properly constructed. The shapes honoured the drill data and interpreted geology, and appear well constructed.

The solids and surfaces were used to code the drill hole data. A set of cross-sections and plans with drill holes colour-coded by domain similarly coloured were plotted and inspected to determine the proper assignment of domain.

17.2   DATA ANALYSIS

The lithologic, structural, and mineralized domains were reviewed in Hugo North and OTS to determine appropriate estimation or grade interpolation parameters. Several different procedures were applied to the data to discover whether statistically distinct domains could be defined using the available geological objects. For each zone, key lithologic categories were investigated within and outside grade shells. The mineralized volcanic and volcaniclastic units (basalt
- DA1 or Va, and dacite ash flow tuff - DA2 or Ign) were separated in Hugo North but combined in the OTS deposits. The Qmd was treated as a distinct unit in the analysis, as was the quartz-veined and variable mineralized phases of the Qmd (OT-Qmd and the xenolithic Qmd) in the Southwest deposit. The mineralized xenolithic BiGd was also investigated in Hugo North.

Descriptive statistics, histograms and cumulative probability plots, box plots and contact plots, and X-Y scatter plots have been completed for copper and gold in each area. Results obtained were used to guide the construction of the block model and the development of estimation plans. The data analyses were conducted on composited assay data: 5 m down-hole composites for OTS deposits and 15 m down-hole composites for Hugo North.

17.2.1 HISTOGRAMS AND CUMULATIVE FREQUENCY PLOTS

Histograms and cumulative probability plots display the frequency distribution of a given variable and demonstrate graphically how that frequency changes with increasing grade. With histograms, the grades are grouped into bins, and a vertical bar on the graph shows the relative frequency of each bin. Cumulative frequency or cumulative distribution function (CDF) diagrams demonstrate the relationship between the cumulative frequency (expressed as a percentile or probability) and grade on a logarithmic scale. They are useful for characterizing grade distributions and identifying multiple populations within a data set.

Appendix D contains a complete set of histograms and CDFs for copper and gold for the project area drawn by grade or mineralized shell and main rock type. The statistical properties of the copper and gold data are summarized in Tables 17-2 and 17-3 for OTS and Tables 17-4 and 17-5 for Hugo North.

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                                                            OYU TOLGOI, MONGOLIA

TABLE 17-2: OTS STATISTICS FOR 5 M COMPOSITES - CU % DATA

  LITHOLOGY / ZONE           SHELL        MEAN      CV      Q25       Q50        Q75       MAX       NO. OF COMPS
---------------------        -----        ----     ----     ----      ----       ----      ----      ------------
SOUTHWEST - FAR SOUTH
Va                               -        0.29     0.68     0.16      0.25       0.38      1.99           2,828
SOUTHWEST
Va                               -        0.49     0.69     0.27      0.42       1.64      3.80           9,143
Qmd                              -        0.10     1.60     0.02      0.04       0.10      1.58           1,904
xQmd                             -        0.31     0.97     0.13      0.20       0.40      1.78             131
OT-Qmd                           -        0.75     0.60     0.36      0.74       1.06      2.50             540
SOUTHWEST - BRIDGE
Va + Qmd                      Cu          0.46     0.69     0.26      0.39       0.56      2.87           1,373
Va                            Bkgd        0.30     0.70     0.17      0.27       0.39      2.78             740
Qmd                           Bkgd        0.12     1.21     0.03      0.06       0.17      1.28             611
CENTRAL
Va + Ign                      Cu          0.67     0.56     0.42      0.60       0.83      2.83           2,235
Qmd                           Cu          0.64     0.65     0.38      0.56       0.80      4.97           4,526
Va + Ign                      Bkgd        0.21     1.15     0.04      0.12       0.28      2.29             590
Qmd                           Bkgd        0.12     1.45     0.03      0.06       0.14      2.44           3,431
SOUTH
Va + Ign                      Cu          0.52     0.71     0.29      0.44       0.64      2.59           1,961
Qmd                           Cu          0.49     0.59     0.30      0.44       0.61      2.41             804
Va + Ign                      Bkgd        0.22     0.56     0.14      0.21       0.29      0.78             816
Qmd                           Bkgd        0.18     0.78     0.09      0.14       0.23      1.05             645
WEDGE
Ign + Va                      Cu          0.55     0.66     0.33      0.46       0.68      2.55           1,366
Qmd                           Cu          0.46     0.45     0.32      0.43       0.56      1.45             716
Ign + Va                      Bkgd        0.24     0.93     0.05      0.20       0.35      1.52             478
Qmd                           Bkgd        0.16     0.96     0.06      0.12       0.21      1.33           1,250

TABLE 17-3: OTS STATISTICS FOR 5 M COMPOSITES - AU G/T DATA

  LITHOLOGY / ZONE           SHELL        MEAN      CV      Q25       Q50        Q75       MAX       NO. OF COMPS
---------------------        -----        ----     ----     ----      ----       ----      ----      ------------
SOUTHWEST - FAR SOUTH
Va                               -        0.33     0.92     0.16      0.27       0.42       8.97          2,828
SOUTHWEST
Va                            Au          1.51     0.81     0.77      1.22       1.95       32.0          3,564
xQmd                          Au          0.55     0.77     0.24      0.38       0.82       2.00            130
OT-Qmd                        Au          1.20     0.79     0.57      0.95       1.60       6.83            509
Va                            Bkgd        0.34     0.74     0.19      0.29       0.44       3.63          5,579
Qmd                           Bkgd        0.12     2.48     0.01      0.03       0.09       4.15          1,855
SOUTHWEST - BRIDGE
Va                               -        0.12     1.46     0.05      0.08       0.13       3.38          1,573
Qmd                              -        0.06     1.58     0.02      0.04       0.07       1.83          1,151
CENTRAL
Va + Ign                      Au          0.69     0.76     0.38      0.56       0.81       7.70            722
Qmd                           Au          0.53     0.97     0.19      0.38       0.71       4.13            651
Va + Ign                      Bkgd        0.12     1.31     0.04      0.07       0.13       1.86          2,103
Qmd                           Bkgd        0.08     1.31     0.02      0.05       0.09       1.87          7,306
SOUTH
Va + Ign                      Au          0.55     4.79     0.09      0.23       0.43       51.1            438
Qmd                           Au          0.42     1.82     0.16      0.27       0.42       7.88            372
Va + Ign                      Bkgd        0.09     2.29     0.02      0.04       0.09       5.36          2,339
Qmd                           Bkgd        0.11     1.37     0.03      0.07       0.13       1.93          1,077
WEDGE
Ign + Va                         -        0.07     2.40     0.02      0.03       0.06       2.95          1,844
Qmd                              -        0.06     1.83     0.02      0.03       0.06       2.24          1,966

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TABLE 17-4: HUGO NORTH STATISTICS FOR 15 M COMPOSITES - CU % DATA

LITHOLOGY                      CU SHELL     MEAN     CV      Q25        Q50       Q75       MAX       NO. OF COMPS
---------                    -----------    ----    ----     ----      ----       ----      ----      ------------
Va                           Quartz Vein    3.28    0.59     2.37      3.22       4.04      8.16            496
Ign                          Quartz Vein    2.89    0.66     0.84      3.00       4.05      6.61             24
Qmd                          Quartz Vein    3.05    0.42     2.13      2.86       3.90      7.74            519
xBiGd                        Quartz Vein    0.99    0.70     0.50      0.86       1.42      3.62             21
Va                               0.6        1.35    0.34     1.07      1.29       1.56      3.25            294
Ign                              0.6        1.02    0.48     0.69      0.95       1.28      3.82            398
Qmd                              0.6        1.13    0.43     0.77      1.07       1.40      3.66            993
xBiGd                            0.6        0.88    0.44     0.58      0.87       1.09      2.93             68
Va                              Bkgd        0.24    1.38     0.08      0.11       0.23      1.54             24
Ign                             Bkgd        0.22    0.80     0.10      0.19       0.32      1.02            296
Qmd                             Bkgd        0.36    0.48     0.25      0.35       0.45      2.06            153

TABLE 17-5: HUGO NORTH STATISTICS FOR 15 M COMPOSITES - AU G/T DATA

LITHOLOGY                      AU SHELL     MEAN     CV      Q25        Q50       Q75       MAX       NO. OF COMPS
---------                    -----------    ----    ----     ----      ----       ----      ----      ------------
Va                              Main       0.66     0.91     0.32      0.48       0.76      4.86           333
Ign                             Main       0.49     0.76     0.32      0.40       0.54      1.63            16
Qmd                             Main       0.96     0.89     0.39      0.73       1.31      9.30           603
xBiGd                           Main       0.47     0.87     0.23      0.32       0.52      2.16            51
Qmd                             West       0.83     1.09     0.35      0.57       0.96      7.00           283
Va                              Bkgd       0.09     0.78     0.04      0.07       0.12      0.65           481
Ign                             Bkgd       0.03     1.07     0.02      0.02       0.04      0.44           702
Qmd                             Bkgd       0.16     0.80     0.09      0.14       0.20      2.21           779
xBiGd                           Bkgd       0.14     0.60     0.08      0.13       0.19      0.41            34

SOUTHERN OYU DEPOSITS

Copper grades in the mineralized volcanic units (dominantly basalt or Va) show essentially single lognormal distributions. CDF patterns show no distinct break for Southwest units except in the Bridge area. There and in the remaining OTS zones a noticeable bend in the distribution pattern occurs around 0.2% Cu. This is supportive of the choice of the 0.3% Cu threshold grade for these areas. Consistent copper mean values and coefficients of variation (CV) numbers occur in the Southwest Va and in Va inside the copper grade shell domains. Mean values range from 0.3 to 0.6, whereas CVs are low at 0.55 to 0.70. The mineralized copper domains all show about 7% to 15% included lower-grade material.

Copper values in quartz monzodiorite units (Qmd) show variable differences in mean grade values with adjacent mineralized volcanic units. The differences depend on which intrusive phase was predominant in an area, e.g., early, altered and mineralized Central, South, and Wedge deposit Qmd units versus late, poorly altered and essentially unmineralized Southwest Qmd. Exception to the latter are the unique quartz-veined and mineralized phases (OT-Qmd and xQmd) in the Southwest gold zone. Coefficient of variation (CV) values range from low inside copper grade shells (0.45 to

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0.65) to over 1 in the Southwest and Central background areas. South and Wedge background Qmd show the lowest CV values (0.8 to 1.0). CDF plots commonly show double to triple lognormal distributions (in analyses ignoring grade shell boundaries). Usually one of the grade distributions is at very low values, accounting for 5% to 15% of the data. Another group represents about 30% to 70% of the remaining data. Threshold grades range from 0.15% to 0.30% Cu. These populations likely correspond to the three recognized intrusive Qmd phases in the Southern deposits. Occurrence of grade breaks in the grade trends support the use of grade shells in areas where mineralized Qmd units are present (Southwest - Bridge, Central, South, and Wedge).

Gold grades are highest in the Southwest gold shell domain, where every lithology has been enriched. The mineralized basalt (Va) units contain the highest gold values here, averaging 1.5 g/t Au, followed by the OT-Qmd at 1.2 g/t Au. Background Va units in Southwest are still considered to be enriched, averaging 0.33 g/t Au. CV values are relatively low, ranging from 0.7 to 0.9. Elsewhere gold only occurs at elevated values in Central and South where defined by a gold grade shell. Va and Qmd units are similarly mineralized in these shells, averaging 0.4 to 0.7 g/t Au. CVs are low in Central (0.7 to 0.9) but high in South because of the occurrence of ubiquitous extreme values. Background Qmd in Southwest and Qmd and Va in Central and South contain quite low gold values (around 0.1 g/t) and corresponding high CVs. The Wedge deposit represents a gold-depleted area and contains the lowest average values (0.06 to 0.07 g/t) in the OTS.

CDF diagrams for gold show typical positively skewed trends. For Southwest, the plots display single lognormal distribution populations in the high-gold shell and background Va. In the rest of the zones, double lognormal populations are shown with a variable but high included low-grade component. In plots ignoring grade shell boundaries, the Southwest Va units CDF patterns show a double lognormal population, with the threshold between the two populations at around
0.7 g/t Au (representing the 60th percentile). Similar trends are seen at Central and South but with a lower threshold grade between the two populations of between 0.3 and 0.5 g/t Au. Unlike the Southwest case, the threshold at Central and South occurs at a high percentile (95th). These observations lend support to the use of Gold grade shells at Southwest, Central, and South.

HUGO NORTH DEPOSIT

Copper grades in the mineralized units (Va, Ign, and Qmd) show single lognormal to near normal distributions inside each domain (Quartz Vein and 0.6%). CV values are quite low at 0.4. There is little variation due to lithological differences inside each domain, especially the quartz vein domain. Within the 0.6% shell, the mineralized Va contains slightly higher grades than associated ignimbrite and Qmd. The CDF pattern of copper data of all domains shows evidence for three populations: a higher-grade population (at a copper threshold value of 2.5%), a lower-grade zone (threshold value of 0.4% to 0.5% Cu), and a background lowest-grade domain. The pattern supports the construction of the Quartz Vein domain and 0.6% Cu shell.

Gold grade distributions at Hugo North show typical positively skewed trends. The distributions are slightly more skewed than those for copper, but the level of skewness can still be described as only

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mild to moderate. Single lognormal populations are observed in each domain.
Also, as in copper, little variation occurs between the lithological units inside the Main and West domains. CV values are low to moderate, varying from
0.7 to 1.0. Background populations are stable too, with CV values for Va and Qmd units averaging 0.8. The CDF pattern of all data between the background and Main domains shows evidence of two populations. The threshold value here is around
0.2 g/t Au and supports the drawing of the separate gold grade shells at Hugo North.

17.2.2 BOX-PLOT AND CONTACT PROFILE ANALYSES

Two types of graphs, contact profiles and box-plots, help to visualize grade relationships at geological boundaries and the frequency distributions of the grades in the different geological units. Results guided the construction of the resource block model.

Box-plots show the frequency distribution of the assay values by way of a graphical summary. The vertical axis of the plot gives the range of values for the particular assay (total copper). The box shows that portion of the sample data that falls between the 25th and 75th percentiles. In other words, the box captures the half of the data that fall in the middle of the distribution. The horizontal line that appears in the box represents the median of the data, or that value where half of the assays are greater and the remaining half are less than this median value. The mean or average of the data is shown with a dot. The vertical lines that extend away from the box reach to the minimum value toward the bottom of the plot and to the maximum value toward the top. Values for the statistics displayed by the box-plot are listed below each plot. Usually several boxes are plotted side by side so that the distributions can be compared. Box-plots were made for copper and gold to compare the grade distributions by domain in the OTS deposits and Hugo North. The side-by-side box-plots for these areas are shown in Appendix D.

Contact profiles or plots were generated to explore the relationship between: 1) grade and lithology, and 2) grade and grade shell domains. The plots are constructed with software that searches for data with a given code, and then searches for data with another specified code and bins the grades according to the distance between the two points. This allows for a graphical representation of the grade trends away from a "contact." If average grades are reasonably similar near a boundary and then diverge as the distance from the contact increases, the particular boundary should probably not be used as a grade constraint. In fact, if a hard boundary is imposed where grades tend to change gradually, grades may be overestimated on one side of the boundary and underestimated on the opposite side. If there is a distinct difference in the averages across a boundary, there is evidence that the boundary may be important in constraining the grade estimation. Generated plots are also displayed in Appendix D.

SOUTHERN OYU DEPOSITS

Southwest deposit box-plots show similar to overlapping relationships for copper values in mineralized volcanic units (Va) from the south (Southwest - Far South) to the north (Southwest - Bridge). The mineralized Qmd units (OT - Qmd and the Qmd inside the Bridge Cu shell) also fall in

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the same range of values. The weakly to unmineralized Qmd shows markedly different lower-grade distributions. Gold distribution here reflects the presence of the Gold grade shell: highest value distributions lie in Va and OT-Qmd units within this shell. Anomalously high values are still present in most of the Va units outside the grade shell. Values are noticeable diminished towards the North (Southwest - Bridge) in both Va and Qmd units. Gold values in the main body of Qmd in this deposit mirror the quite low values in copper concentrations.

Central deposit box-plots for copper and gold values show similar grade relationships among lithologic units inside and outside the respective grade shells. The same relationships are observed in South and Wedge deposits. The chalcocite blanket unit in Central contains similar copper distributions to the copper shell plots but is gold depleted, matching the outside gold shell distributions.

Contact profiles for both metals in Southwest show distinct differences in grade in the vicinity of the boundary between Va and Qmd units. Distinct differences also occur across the gold shell. Central and South deposit plots show distinct differences in copper and gold values across the respective copper and gold grade shell boundaries. Little to no differences are observed in either gold or copper between the Va and Qmd units within each domain. Finally, in the Wedge deposit no differences were observed in copper grades between Qmd and mineralized volcanic units inside and outside the copper grade shell. Similarly, gold showed no distinct breaks across the copper grade shell boundary or between any lithology.

HUGO NORTH DEPOSIT

Copper box-plots for lithologies in the Quartz Vein domain show very similar distributions between the mineralized volcanic (mainly Va) and Qmd units. Comparisons between the 0.6% domain lithologies show somewhat more variability, but the box-plots still maintain an overlapping relationship between one another. Copper background results show a distinct difference in the copper grade distribution between the mineralized volcanics (mainly Ign) and Qmd.

Gold results show similar to overlapping relationships among the lithologic domains in the Main gold zone. The West gold zone only contains Qmd and displays closeness to the same lithology in the Main gold zone. The gold background distributions show overlapping distributions between Va and Qmd. Both are quite distinct from background ign units, which display the lowest gold value distributions in Hugo North.

Contact profiles for both metals show expected differences in grade across the grade and mineralized shells boundaries. The copper trend between the Quartz Vein and 0.6% domains is somewhat transitional within 30 m of the contact, becoming clearly distinct further away. Comparisons between lithology units within each domain show no grade differences between Va and Qmd units. Qmd and Ign units are rarely in contact with each other. Va and Ign copper relationships show small differences in the 0.6% domain.

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17.2.3 GRADE SCATTER PLOTS

Copper versus gold scatter plots were used to determine what degree of correlation exists between the two grades and if trends are evident. Various gold versus copper composite data scatter plots are shown in Appendix D.

For OTS deposits, mineralization in Va units in and around the Southwest gold zone appear to define a Au-to-Cu ratio of 3:1. Further south, in the Southwest - Far South area, the Va units define a main 1:1 Au-to-Cu ratio and a subordinate 3:1 ratio. Elsewhere, the mineralized volcanic units of the South deposit show the marked depletion in gold relative to the Southwest area by defining an Au-to-Cu ratio of 1:10. A second set of gold mineralization is indicated on this scatter plot that appears to be related to a range of Cu grades (0.3% to 0.5%
Cu) but not in any definable ratio. These data may represent the ubiquitous, narrow, high-grade vein population observed in the South deposit. At Central, the mineralization associated with Qmd phases generally outlines two Au-to-Cu ratio trends: a 1:10 ratio and a general 1.5 to 2:1 trend.

At Hugo North the gold-to-copper relationships are poorer. Generally two trends may be present. The more common is a low gold trend that outlines an Au-to-Cu ratio of about 1:10 in the mineralized volcanic units. The Qmd unit also displays the 1:10 trend but also shows a more gold enriched one at about 1:2.

17.2.4 ESTIMATION DOMAINS

SOUTHERN OYU DEPOSITS

The data analyses demonstrated that all of the copper and gold grade shells in the Southern deposits should be treated as separate domains with respect to copper and gold. Additionally, the mineralized volcanic (Va) and Qmd units will be treated as separate sub-domains in Southwest for both copper and gold. Grades for blocks within the respective domains in each deposit or zone will be estimated with a hard boundary between them; only composites within the domain will be used to estimate blocks within the domain. Soft boundaries will be used between Qmd units and mineralized volcanic units in Central, South, and Wedge deposits. The various copper and gold grade shells for OTS deposits are shown in relation to each other and key structural features in Figures 17-1 and 17-2.

HUGO NORTH DEPOSIT

The data analysis showed that the mineralized and grade shells for copper and gold should be treated as separate domains with respect to grade interpolation. No distinctions were deemed necessary between inter-domain lithologic units. Some grade softening along the Quartz Vein domain and 0.6% Cu shell was implemented to reflect the transitional nature across that contact over 15 to 30
m. The various copper and gold grade shells for Hugo North deposits are shown in relation to each other and key structural features in Figures 17-3 and 17-4.

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FIGURE 17-1: SOUTHERN OYU COPPER ESTIMATION DOMAINS

[SOUTHERN OYU COPPER MAP]

FIGURE 17-2: SOUTHERN OYU GOLD ESTIMATION DOMAINS

[SOUTHERN OYU GOLD MAP]

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FIGURE 17-3: HUGO NORTH COPPER ESTIMATION DOMAINS

[HUGO NORTH COPPER MAP]

FIGURE 17-4: HUGO NORTH GOLD ESTIMATION DOMAINS

[HUGO NORTH GOLD MAP]

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17.3  EVALUATION OF EXTREME GRADES

Extreme grades were examined for copper and gold, mainly by histograms and CDF plots. Generally, the distributions do not indicate a problem with extreme grades for copper. OTS coppers values did not receive a cap, whereas HN copper grades were given a high level one (99.5% level of the respective domain's grade distribution). For gold, capped grades were selected in domains with high CVs and/or where trends defined in the cumulative probability plots began to become discontinuous. In the latter case, this generally occurred between the 98% to 99.5% level. Cap grade values for the OTS deposits and Hugo North are shown in Table 18-1. The capped grades were applied to the assay data prior to compositing.

TABLE 17-6: CAP GRADES (ASSAYS), SOUTHERN OYU AND HUGO NORTH DEPOSITS

                          CAP   UNCAPPED  UNCAPPED  CAPPED  CAPPED  ASSAYS
ZONE AND DOMAIN          GRADE    MEAN       CV      MEAN     CV    CAPPED
-----------------------  -----  --------  --------  ------  ------  ------
Southern Oyu - Au (g/t)
SW - Au shell:  Va,       10      1.48      1.01     1.47    0.85     18
OT-Qmd
SW - Au shell:             2      0.53      1.29     0.50    1.04     16
xQmd, Qmd
SW - background: Va        3      0.34      0.91     0.34    0.86     28
SW - background: Qmd       2      0.11      3.30     0.10    2.48     35
CO - Au shell              3      0.62      1.04     0.61    0.88     22
CO - background          0.7      0.09      1.59     0.08    1.29    224
SO - Au shell:  Va         4      0.55      7.32     0.38    1.66     12
SO - Au shell:  Qmd        2      0.42      2.63     0.34    1.13     24
SO - background            1      0.10      2.91     0.09    1.56     78
Wedge                      1      0.07      2.49     0.06    1.81     51

Hugo North - Au (g/t)
Main gold zone             4      0.84      1.64     0.80    0.96     58
West gold zone             5      0.83      1.89     0.79    1.09     16
Gold background            1      0.10      1.59     0.10    1.22     45

Hugo North - Cu (%)
Quartz Vein domain        10      3.12      0.57     3.12    0.56     30
0.6% Cu domain             5      1.14      0.60     1.13    0.60     19
Copper background          2      0.27      1.08     0.26    1.01     10

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17.4  VARIOGRAPHY

Variography, a continuation of data analysis, is the study of the spatial variability of an attribute. AMEC prefers to use a correlogram, rather than the traditional variogram, because it is less sensitive to outliers and is normalized to the variance of data used for a given lag. The correlogram ranges from -1 to +1, although models are usually made over the interval [0,1], where 0 represents no correlation (statistical independence) and 1 represents perfect correlation.

Correlograms were calculated for copper and gold in the main mineralized domains in each zone. The approach to correlogram model development is to calculate a relatively large number of sample correlograms in several directions using composite values. Directional sample correlograms are calculated along horizontal azimuths of 0(degree), 30(degree), 60(degree), 90(degree), 120(degree), 150(degree), 180(degree), 210(degree), 240(degree), 270(degree), 300(degree), and 330(degree). For each azimuth, sample correlograms are also calculated at a dip of -30(degree) and -60(degree) in addition to horizontally. Finally, a correlogram is calculated in the vertical direction. Using the 37 sample correlograms, an algorithm determines the best-fit model. This model consists of a nugget effect; single or two-nested structure variance contributions; ranges for the variance contributions; and the model type (spherical or exponential type). After fitting the variance parameters, the algorithm then fits an ellipsoid to the ranges from the directional models for each structure. The anisotropy in grade variation is given by the two ellipsoids. Variogram model parameters and orientation data of rotated variogram axes are shown in Tables 17-7 and 17-8, respectively, for OTS and Tables 17-9 and 17-10, respectively, for Hugo North.

The deposits of the Oyu Tolgoi project exhibit mineralization controls related to the intrusive history and structural geology (faults). The patterns of anisotropy demonstrated by the various correlograms tend to be consistent with geological interpretations -- particularly to any bounding structural features (faults and lithologic contacts) and quartz + sulphide vein orientation data. Key observations are described below.

17.4.1 SOUTHERN OYU DEPOSITS

SOUTHWEST DEPOSIT

Copper displays dominantly N-S trending, steeply E dipping, and S plunging long-ranged structures within the mineralized volcanics. Gold in the same lithology outside the gold shell displays shorter ranged structures that trend NNE-SSW, dipping moderately to the SE, and NE-SW, with moderate to steep SW dips. Gold within the gold shell contains similar ranges to the background data and shows NE-SW trending structures having moderate NW dips and steeply E dipping, SE-NW trending structures. In general, these observations match the structural data and gold shell shape. The latter has a near-vertical upper portion and a moderately south plunging lower half. Mineralizing fluids are thought to have used the steeply west dipping East Bounding Fault as a conduit. Fluid flow would likely have been upwards and "away" from the fault plane, that is, in a northwesterly direction. This

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would account for the southeast dip directions. The north to northeast trends match attitudes of the bounding faults and observed vein data.

SOUTH DEPOSIT

Copper is influenced by the geometry of the deposit defined in part by the flanking faults (South and Solongo). Two strong structures are defined: a near cylindrical, moderately NE plunging structure and a NNW-SSE trending, moderately SW dipping structure. Gold displays similar NNW-SSE trending structures that have more gentle westerly dips.

WEDGE DEPOSIT

Copper structures show pronounced NE-SW trends with dips varying from moderately to steeply SE. Overall attitude is consistent with the contact orientation between the ignimbrite and overlying unmineralized sedimentary+volcanic sequence.

CENTRAL DEPOSIT

Copper structures show a main short-ranged steeply S dipping E-W trending orientation and a lesser longer ranged, NE-SW trending shallow dipping attitude. The latter structure outlines a tabular shape, mimicking the copper grade shell shape. Gold outlines two sets of short-ranged structures: a NW-SE trending, steeply NE dipping structure, and a NE-SW trending, shallow dipping tabular structure.

The nugget effects, or random variation components of spatial variation, tend to be moderate in all OTS deposits. Copper variograms generally have nugget effects of 25% to 35% of the total variation, whereas gold variograms have somewhat more variable nugget effects of 20% to 50% of the total variation.

17.4.2 HUGO NORTH DEPOSIT

Copper displays moderate to long ranges in the Quartz Vein and 0.6% domains. The former displays NNE-SSW trending, moderate to steep ESE dipping structures, effectively mimicking the mineralized shell and the surrounding structures (West Bat and East Hugo faults). The 0.6% domain shows two sets of structures: a NE-SW trending, gently E dipping set and a NNW-SSE trending, moderately NE dipping set. Again, the structures mirror the shape of the grade shell. Background data for copper were too sparse to obtain any meaningful correlograms. The 0.6% model was used instead.

Gold structures are rather simple in the Main gold zone: N-S trending, steeply E dipping. The West gold zone had too few data; the Main gold variogram model was used instead. Gold in the background gave an single structure, long-ranged set that was similar to the Main gold zone: N-S

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trending and steep E dips. These structures for gold are distinct from those of copper, and imply a different mineralizing fluid path for gold

The nugget effects are low to moderate at Hugo North. Copper variograms have nugget effects of 25% to 30% of the total variation, whereas gold variograms have variable nugget effects that range from 20% to 35% of the total variation.

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TABLE 17-7: CU AND AU VARIOGRAM PARAMETERS FOR SOUTHERN OYU DEPOSITS

                                                            SILLS            ROTATION ANGLES                   RANGES
                                                NUGGET  ------------  ----------------------------  ----------------------------
                                         MODEL    CO     C1      C2    Z1  X1'  Y1"  Z2   X2'  Y2"  Z1   X1'  Y1"  Z2   X2'  Y2"
                                         -----  ------  -----  -----  ---  ---  ---  ---  ---  ---  ---  ---  ---  ---  ---  ---
Cu - Southwest
             Mineralized volcanics (Va)   SPH   0.297   0.162  0.541   -3   87   34   85    5  -70   36   68   76  400  525  300
                       Qmd (Background)   SPH   0.179   0.518  0.303  -34    0  -60   31   13   85   52  175   21  225  350  125

                           Cu - Central
                   Cu Shell - all units   SPH   0.229   0.552  0.218   15   -2    7   50   13    2   51   80   31  130  216  447
                 Background - all units   SPH   0.195   0.567  0.238   12  -37    2   21   13   11   17   88   26   67  237  182

                             Cu - South
                   Cu Shell - all units   SPH   0.306   0.485  0.208   38   41  -68  -14   17  -38   61  308   47  373   66  413
                 Background - all units   SPH   0.421   0.300  0.279    8   20   98   32  -36   -7   79  142   12  384   33  221

                             Cu - Wedge
                   Cu Shell - all units   SPH   0.342   0.318  0.340  -43   -9  -74   62  -39   47   19   60   23  344   82  230
                 Background - all units   SPH   0.163   0.408  0.429   40   51    4   21   -7  -42    9   46   25   75  125  200

                         Au - Southwest
               Au Shell - Va and OT-Qmd   SPH   0.295   0.340  0.366   53  -74   15   33    3   35   50   78  135  123   29  350
                       Background -  Va   SPH   0.418   0.246  0.335   54   30  -66   28   -6   60   17   58  101  325  400  275
                       Background - Qmd   SPH   0.273   0.271  0.456   43  -56  -18   28   -6    9   20  100  135  275  400  150

                           Au - Central
                   Au Shell - all units   SPH   0.209   0.414  0.377   62   21  -78  -25  -49    8  111   36   12   75  150  100
                 Background - all units   SPH   0.335   0.398  0.267  -22    5   25   53   58  -72   31   72   40  200  300  225

                             Au - South
    Au Shell and Background - all units   SPH   0.406   0.440  0.154  253   58  -70  253   58  -70   90   85  140  140  155  280

                             Au - Wedge
                              all units   SPH   0.351   0.348  0.302  -37   29   88   51   -4  -10   38  110    9  225  125   75

Notes: Models are spherical (SPH) or exponential (EXP). The first rotation is about Z, left hand rule is positive; The second rotation is about X', right hand rule is positive; The third rotation is about Y", left hand rule is positive.

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TABLE 17-8: AZIMUTH AND DIP ANGLES OF ROTATED VARIOGRAM AXES, SOUTHERN OYU
            DEPOSITS

                                              AXIS AZIMUTH                   AXIS DIP
                                     ----------------------------  ----------------------------
                                      Z1   X1   Y1   Z2   X2   Y2   Z1   X1   Y1   Z2   X2   Y2
                                     ---  ---  ---  ---  ---  ---  ---  ---  ---  ---  ---  ---
Cu - Southwest
Mineralized volcanics (Va)           211  120  357  177  162   85    3    2   87   20  -69    5
Qmd (Background)                      56   57  326  300  188   31   30  -60    0    5   76   13

Cu - Central
Cu Shell - all units                 299  105   16  237  140   50   83    7   -2   77    2   13
Background - all units                 9  100   12  243  114   21   53    1  -37   73   11   13

Cu - South
Cu Shell - all units                 143   70   38   96   64  346   17  -44   41   49  -36   17
Background - all units               281  210    8   44  126   32   -7   69   20   54   -6  -35

Cu - Wedge
Cu Shell - all units                  45   75  317    2  117   62   16  -71   -9   32   34  -39
Background - all units               225  133   40  104  117   21   39    3   51   47  -42   -7

Au - Southwest
Au Shell - Va and OT-Qmd              37  128   53  299  125   33   15    4  -74   55   35    3
Background -  Va                     156   96   54  301  108   28   21  -52   30   30   59   -6
Background - Qmd                      64  148   43  330  117   28   33  -10  -56   80    9   -6

Au - Central
Au Shell - all units                 157   93   62  324   59  335   11  -66   21   41    6  -49
Background - all units               236   71  338  159   75   53   65   24    5   10  -31   58

Au - South
Au Shell and Background - all units  180  276  253  180  276  253  -10  -29   59  -10  -29   59

Au - Wedge
all units                            232  139  323  117  142   51    1   61   29   79  -10   -4

Notes: Azimuths are in degrees. Dips are positive up and negative down.

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[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

TABLE 17-9: CU AND AU VARIOGRAM PARAMETERS FOR HUGO NORTH DEPOSIT

                                       SILLS           ROTATION ANGLES                    RANGES
                           NUGGET  ------------  ----------------------------  ----------------------------
                    MODEL    CO      C1     C2   Z1   X1'  Y1"   Z2  X2'  Y2"   Z1  Z1'  Y1"  Z2   X2'  Y2"
                    -----  ------  -----  -----  ---  ---  ---  ---  ---  ---  ---  ---  ---  ---  ---  ---
Cu
Quartz Vein Domain   SPH    0.301  0.346  0.353  -29  40   -17    5    3   15   40   84  126  238   91  513
0.6% Cu Domain       SPH    0.241  0.324  0.435  -35  58   -13    8  -29  -41   60  137   50  148  274  600

Au
Main gold zone       SPH    0.200  0.371  0.429   10  -4    -8  -22   34   26   55   55  102  400  146  300
Background           SPH    0.347  0.653      -  -11  21    26    -    -    -  450  256  400    -    -    -

Notes: Models are spherical (SPH) or exponential (EXP). The first rotation is about Z, left hand rule is positive; The second rotation is about X', right hand rule is positive; The third rotation is about Y", left hand rule is positive.

TABLE 18-5: AZIMUTH AND DIP ANGLES OF ROTATED VARIOGRAM AXES, HUGO NORTH DEPOSIT

                              AXIS AZIMUTH                   AXIS DIP
                    ----------------------------  -----------------------------
                     Z1   X1   Y1   Z2   X2   Y2  Z1    X1   Y1   Z2    X2   Y2
                    ---  ---  ---  ---  ---  ---  --   ---   --   --   ---  ---
Cu
Quartz Vein Domain  125   50  331  265   95    5  47   -13   40   75    15    3
0.6% Cu Domain      129   44  325   69  122    8  31    -7   58   41   -35  -29

Au
Main gold zone       73  101   10  199   83  338  81    -8   -4   49    21   34
Background          224   89  349    -    -    -  57    25   21    -     -    -

Notes: Azimuths are in degrees. Dips are positive up and negative down.

September 2004                           PAGE 17-18                  [AMEC LOGO]

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[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

17.5  MODEL SETUP

The block size for the OTS model was selected based on mining selectivity considerations (open pit mining). It was assumed the smallest block size that could be selectively mined as ore or waste, referred to the selective mining unit (SMU), was approximately 20 m x 20 m x 15 m. In this case the SMU grade-tonnage curves predicted by the restricted estimation process adequately represented the likely actual grade-tonnage distribution. For Hugo North, mining selectivity was less of an issue because the mining method envisioned, block cave mining, does not easily yield to any selectivity. The same block was used for ease of integrating the block models for mine planning considerations.

The assays were composited into 5 m down-hole composites in the OTS and 15 m down-hole in HN. The different lengths mirror the proposed mining method in each area. The compositing honoured the lithology domain zone by breaking the composites on the domain code values. The composites included any post-mineral dyke material intervals that were deemed too small to be part of a post-mineral dyke geology model. The capping limits were applied to the assay data prior to compositing. Also, assay data in older drill holes (pre-OTD231) were adjusted for bias (Juras 2003, Hodgson 2004). The composite data were back-tagged by the grade and mineralized shells (on a majority code basis). AMEC reviewed the compositing process and subsequent back-tagging, and found all performed as expected.

Bulk density data were assigned to a unique MineSight(R) assay database file. These data were composited into 15 m fixed-length down-hole values in both areas.

Various coding was done on the block models in preparation for grade interpolation. The block model was coded according to zone, lithologic domain, and grade shell. Percent below topography was also calculated into the model blocks. Post-mineral dykes were assumed to represent zero grade waste cutting the mineralized rock. The shapes were used to calculate an ore-remaining percent for each block by subtracting the volume percent dyke that intersects a block from 100. This percentage was used in the resource tabulation procedure to properly account for mineralized material and to account for internal or non-separable dilution.

Only the hypogene mineralization was estimated (with the Central chalcocite blanket being the only exception). The base of sulphide oxidation surface defined the top of the hypogene mineralization in the OTS deposits.

17.6  ESTIMATION

The Oyu Tolgoi estimation plans, or sets of parameters used for estimating blocks, were designed using a philosophy of restricting the number of samples for local estimation. AMEC has found this to be an effective method of reducing smoothing and producing estimates that match the Discrete Gaussian change-of-support model and ultimately the actual recovered

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[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

grade-tonnage distributions. While local predictions based on the small number of samples are uncertain(1), this method can produce reliable estimates of the recovered tonnage and grade over the entire deposit, i.e., the global grade-tonnage curves from the estimations are accurate predictors of the actual grade-tonnage curves.

Modelling consisted of grade interpolation by ordinary kriging (KG). The chalcocite blanket in Central was interpolated by grade averaging because of the small data population in this domain. Only capped grades were interpolated. Nearest-neighbour (NN) grades were also interpolated for validation purposes. Blocks and composites were matched on estimation domain. To reduce the impact of locally inaccurate block grades due to conditional bias at the grade shell boundaries, all blocks straddling those contacts were estimated twice with each of the composite sets on either side of the contact. The final block grade was calculated with a volume-weighted average of the two domain grades in that block. The effect is to slightly smooth the grades at the hard grade shell boundary so that the distribution of block grades more closely approximates the shape of the composite distribution.

The search ellipsoids were oriented preferentially to the orientation of the respective zone as defined by bounding structures or to the attitude of the relevant copper or gold grade shell. Search ranges for OTS deposits were 175 m to 250 m along the respective long axis, 125 m to 175 m down the dip direction, and 150 m to 200 m vertically. For Hugo North the ranges for the Quartz Vein Domain (Cu) and all gold domains consisted of 300 m along the long axis, 125 m down the dip direction, and 200 m vertically. The remaining copper domains were 300 m to 400 m along the long axis, 225 m to 270 m down the dip direction, and 125 m to 150 m vertically. Block discretization was 4 x 4 x 3.

A two-pass approach was instituted for interpolation. The first pass allowed a single hole to place a grade estimate in a block, and the second pass required a minimum of two holes from the same estimation domain. This approach was used to enable most blocks to receive a grade estimate within the domains, including the background domains. Blocks received a minimum of 5 and maximum of 4 composites from a single drill hole (for the two-hole minimum pass) in the OTS model. Maximum composite limit was 20. For Hugo North, a minimum of 4 and maximum of 10 composites were used, with a limit of 3 composites from a single drill (smaller-numbered composites reflect the larger composite size at HN).

These parameters were based on the geological interpretation, data analyses, and variogram analyses. The number of composites used in estimating grade into a model block followed a strategy that matched composite values and model blocks sharing the same ore code or domain. The minimum and maximum number of composites were adjusted to incorporate an appropriate

---------
(1) Local grade estimates at the block-scale can be conditionally biased. Blocks estimated to be low-grade will actually be higher grade and vice versa. Division of the deposits into domains prior to estimation reduces the impact of conditional bias.

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[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

amount of grade smoothing. This was done by change-of-support analysis (Discrete Gaussian or Hermitian polynomial change-of-support method), as described below.

For both metals, an outlier restriction was used to control the effects of high-grade composites within each of the domains in OTS and HN, particularly in background domains and poorly mineralized units (e. g, Southwest Qmd). The threshold grades were generally set as the grade of the relevant grade shell, or the distinct break in the CDF curves in the case of poorly mineralized units. In Southwest (OTS), an outlier of 1.0 g/t Au was used in background domains for Va and Qmd. Other OTS gold outlier cases were 1.5 g/t implemented within the South gold shell (to minimize grade "blow-outs" from extreme grade composites at depth) and 0.5 g/t within the Wedge. OTS zones that contained copper grade shells had a 0.5% Cu outlier value implemented in the background domains, except for the South deposit, where it was set to 0.8%. Hugo North outlier values were 3% Cu within the 0.6% domain and 1% Cu in the copper background domain. Gold values were restricted to 3 g/t in the West gold zone and to 0.3 g/t in the gold background domain. The restricted distances were 40 m in OTS and 50 m in HN.

Bulk density values were estimated into the resource model by an averaging of composites. A maximum of six and minimum of two 15 m composites were used for the averaging. A rectangular search was used, measuring 200 m north x 200 m east x 50 m elevation. The assignment was constrained by matching composite values and model blocks that shared the same lithology domain in both the OTS and HN models. In the event a block was not estimated, default density values were assigned based on lithology code.

Final resource grade values were adjusted to reflect likely occurrences of internal dilution from the unmineralized post-mineral dykes. The estimated mined resources for Hugo North and Southern Oyu deposits were tabulated and reported using these adjusted or diluted grade values. The planned mining method for Hugo North, underground block caving, allows for virtually no segregation of diluting material. Therefore at Hugo North, model blocks that contained less than 85% and greater than 15% mineralized material or ore by volume had final block grades recalculated with volume-weighted averaging of the interpolated grade and dyke grade (taken as zero) to 100% ore. Blocks containing more than 85% ore were allowed to use the existing interpolated grades. For block with less than 15% ore by volume, the blocks were reset to 100% but at zero grade values.

The Southern Oyu deposits will be mined by open-pit methods. This allows for potential segregation of unmineralized dyke material. However, contact dilution and ore loss will be inevitable during mining. For this reason, contact block grades and ore percent values were also adjusted. Model-blocks containing greater than 85% mineralized material or ore by volume, were reset to 100% ore, but the interpolated grades were adjusted by a volume-weighted averaging of the interpolated grade and dyke grade (taken as zero). Model blocks containing less than 15% ore by volume were reset to 0% ore and zero grade values. Blocks containing less than 85% and greater than 15% ore by volume retained the interpolated grade value. However, in this case, the ore percent values were adjusted downward by 15%.

May 2005                         PAGE 17-21                          [AMEC LOGO]

[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

17.6.1 VALIDATION

VISUAL INSPECTION

AMEC completed a detailed visual validation of the OTS and HN resource models. Models were checked for proper coding of drill hole intervals and block model cells, in both section and plan. Coding was found to be properly done. Grade interpolation was examined relative to drill hole composite values by inspecting sections and plans. The checks showed good agreement between drill hole composite values and model cell values. The hard boundaries between grade shells appear to have constrained grades to their respective estimation domains. The addition of the outlier restriction values succeeded in minimizing grade smearing in regions of sparse data and, in general, all background domains. Examples of representative sections and plans containing block model grades, drill hole composite values, and domain outlines are included in Appendix F for the OTS deposits and Appendix G for the Hugo North deposit.

MODEL CHECK FOR CHANGE-OF-SUPPORT

An independent check on the smoothing in the estimates was made using the Discrete Gaussian or Hermitian polynominal change-of-support method described by Journel and Huijbregts (Mining Geostatistics, Academic Press, 1978). The distribution of hypothetical block grades derived by this method is compared to the estimated model grade distribution by means of grade-tonnage curves. The grade-tonnage curves allow comparison of the histograms of the two grade distributions in a format familiar to mining. If the estimation procedure has adequately predicted grades for the selected block size, then the grade-tonnage curves should match fairly closely. If the curves diverge significantly, then there is a problem with the estimated resource.

This method uses the "declustered" distribution of composite grades from a nearest-neighbour or polygonal model to predict the distribution of grades in blocks. In this case the blocks used in the model are 20 m x 20 m x 15 m. The unadjusted polygonal model assumes much more selectivity for ore and waste than is actually possible in mining practice, since many sample-sized volumes are averaged together within a block. This means that part of the sample-sized volumes in the block may be ore (above the mining cutoff) and part may be waste. Hence, the distribution of the grade of the blocks is not likely to resemble the distribution of grades from composite samples derived from the polygonal estimate. The method assumes that the distribution of the blocks will become more symmetric as the variance of the block distribution is reduced, i.e., as the mining blocks become bigger.

The histogram for the blocks is derived from two calculations:

- the block-to-block variance (sometimes referred to in statistics as the between-block variance), which is calculated by subtracting the average value of the variogram within a block from the variance for composite samples (the sill of the variogram)

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[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

- the frequency distribution for the composite grades transformed by means of hermite polynomials (Herco: hermite correction) into a less skewed distribution with the same mean as the declustered grade distribution and with the block-to-block variance of the grades.

The distribution of hypothetical block grades derived by the Herco method is then compared to the estimated grade distribution to be validated by means of grade-tonnage curves.

The distribution of calculated 20 m x 20 m x 15 m block grades for copper in the main OTS domains of Southwest, Central (Cu Shell), South (Cu Shell), and Wedge (Cu Shell), and the HN Quartz Vein and 0.6% domains are shown with dashed lines on the grade-tonnage curves in Appendix E. This is the distribution of grades based on 20 m blocks obtained from the change-of-support models. The continuous lines in the figures show the grade-tonnage distribution obtained from the block estimates. The grade-tonnage predictions produced for the model show that grade and tonnage estimates are validated by the change-of-support calculations over the likely range of mining grade cutoff values (equivalent to about 0.4% to 0.6%
Cu).

MODEL CHECKS FOR BIAS

AMEC checked the block model estimates for global bias by comparing the average metal grades (with no cutoff) from the model (KG) with means from nearest-neighbour estimates. (The nearest-neighbour estimator declusters the data and produces a theoretically unbiased estimate of the average value when no cutoff grade is imposed and is a good basis for checking the performance of different estimation methods.) Results, summarized in Table 17-11, show no problems with global bias in the estimates.

AMEC also checked for local trends in the grade estimates (grade slice or swath checks). This was done by plotting the mean values from the nearest-neighbour estimate versus the kriged results for benches (in 30 m swaths) and for northings and eastings (both in 40 m swaths). The kriged estimate should be smoother than the nearest-neighbour estimate, thus the nearest-neighbour estimate should fluctuate around the kriged estimate on the plots. Results for copper and gold for OTS and HN domains are shown in Appendix E. The two trends behave as predicted and show no significant trends of copper or gold in the estimates in both OTS and HN models.

HISTOGRAMS AND PROBABILITY PLOTS

Histograms were constructed to show the frequency of sample grades within the mineralized domains. Both kriged and nearest-neighbour plots were made for copper and gold. The nearest-neighbour plots mimic the respective composite value distribution. The kriged results show the formation of a more symmetric distribution because of the smoothing effect caused by using multiple values from multiple drill holes to interpolate a model block value.

May 2005                         PAGE 17-23                          [AMEC LOGO]

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[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

TABLE 17-11: GLOBAL MODEL MEAN GRADE VALUES BY DOMAIN IN EACH ZONE

DOMAIN / ZONE                      NN ESTIMATE   KRIGED ESTIMATE   % DIFFERENCE
--------------------------------   -----------   ---------------   ------------
Cu (%) - Southern Oyu Deposits
Southwest - Far South Va              0.217           0.220            +1.4
Southwest - Va                        0.386           0.395            +2.3
Southwest - Qmd                       0.040           0.042            +5.0
Southwest - Bridge Cu Shell           0.414           0.426            +2.9
Central Cu shell                      0.611           0.613            +0.3
Central background                    0.107           0.105            -1.9
South Cu Shell                        0.474           0.470            -0.8
South Background                      0.172           0.172               -
Wedge Cu Shell                        0.501           0.485            -3.2
Wedge Background                      0.113           0.116            +2.6

Au (g/t) - Southern Oyu Deposits
Southwest Au Shell                    1.350           1.358            +0.6
Southwest background (Va)             0.323           0.321            -0.6
Southwest background (Qmd)            0.044           0.046            +4.5
Central Au Shell                      0.603           0.579            -4.0
Central background                    0.074           0.073            -1.4
South Au Shell                        0.345           0.344            -0.3
South background                      0.077           0.077               -
Wedge                                 0.054           0.052            -3.8

Cu (%) - Hugo North Deposit
Quartz Vein Domain                    2.962           2.956            -0.2
0.6%Cu Domain                         1.057           1.079            +2.1
Copper background                     0.298           0.291            -2.4

Au (g/t) - Hugo North Deposit
Main Gold Zone                        0.777           0.783            +0.8
West Gold Zone                        0.690           0.714            +3.5
Gold Background                       0.112           0.109            -2.8

17.7  MINERAL RESOURCE CLASSIFICATION

The mineral resources of the Oyu Tolgoi project were classified using logic consistent with the CIM definitions referred to in NI 43-101. The mineralization of the project satisfies sufficient criteria to be classified into Measured, Indicated, and Inferred mineral resource categories.

17.7.1 MEASURED MINERAL RESOURCES

Inspection of the model and drill hole data on plans and sections in the Southwest deposit (Southern Oyu area) centred around the gold shell, combined with spatial statistical work and investigation of confidence limits in predicting planned quarterly production, showed good geologic and grade continuity in areas where sample spacing was about 50 m. When taken

May 2005                         PAGE 17-24                          [AMEC LOGO]

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[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

together with all observed factors, AMEC decided that blocks covered by this data spacing in the Southwest deposit may be classified as Measured Mineral Resource. A three-hole rule was used, where blocks containing an estimate resulting from three or more samples from different holes (all within 55 m and at least one within 30 m) were classified as Measured Mineral Resource.

17.7.2 INDICATED MINERAL RESOURCES

The Indicated Mineral Resource category is supported by the present drilling grid over most of the remaining part of the Southern Oyu deposits. The drill spacing is at a nominal 70 m on and between sections. Geologic and grade continuity is demonstrated by inspection of the model and drill hole data in plans and sections over the various zones, combined with spatial statistical work and investigation of confidence limits in predicting planned annual production. Considering these factors, AMEC decided that blocks covered by this data spacing may be classified as Indicated Mineral Resource. A two-hole rule was used, where blocks contained an estimate resulting from two or more samples from different holes. For the Southwest deposit the two holes needed to be within 75 m, with at least one hole within 55 m. For the remaining deposits, both holes needed to be within 65 m, with at least one hole within 45 m, to be classified as Indicated Mineral Resource.

The Indicated Mineral Resource category is supported at Hugo North where the drill spacing is approximately 125 m x 75 m centres. Geologic and grade continuity is demonstrated by inspection of the model and drill hole data in plans and sections over the various zones, combined with spatial statistical work and investigation of confidence limits in predicting planned annual production. Considering these factors, AMEC decided that blocks covered by this data spacing may be classified as Indicated Mineral Resource. To help define the area outlined by this drill spacing, AMEC utilized an indicator variogram method (based on the Quartz Vein domain) where a suitable threshold value was selected by inspection relative to the observed drill hole locations.

17.7.3 INFERRED MINERAL RESOURCES

All interpolated blocks that did not meet the criteria for either Measured or Indicated Mineral Resource at OTS or HN were assigned as Inferred Mineral Resource if they fell within 150 m of a drill hole composite.

17.8  MINERAL RESOURCE SUMMARY

The mineralization of the Oyu Tolgoi Project as of 3 May 2005 is classified as Measured, Indicated, and Inferred mineral resources. The total project mineral resources are shown in Table 17-12 and are reported at a copper equivalent cutoff grade of above 0.6%. The mineral resource summary for the Southern Oyu deposits are reported in two ways in this report. The

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[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

first, in Table 17-12, quotes the Southern Oyu resources as global resources above cutoff grades, without the constraint of an open pit or underground mining shape, and is consistent with previous disclosed resource estimates. The second tabulation, in Table 17-13, is done as a guide to the reasonableness of future open pit mining operations. Here the Measured and Indicated mineral resources have been recast using an ultimate life-of-mine open pit shell (at 0.3% Cu Eq. and using US$1.00 for copper and US$400/oz for gold) designed by Minproc Limited of Australia. Hugo North mineral resources are shown in Table 17-14 and are reported at above various copper equivalent cutoff grades. Hugo South mineral resources are included here for completeness. Though not re-estimated as part of this work, a revised definition of the separation of Hugo South and Hugo North along the north-dipping 110 fault necessitated a re-tabulation of the existing Hugo South model. The result, in Table 17-14, shows slight variations since the last disclosure in November 2003.

The equivalent grade was calculated using assumed metal prices of US$0.80/lb for copper and US$350/oz for gold. For convenience the formula is:

CuEq = %Cu + (g/t Au*11.25)/17.64

The contained gold and copper estimates in the tables below have not been adjusted for metallurgical recoveries.

TABLE 18-7: OYU TOLGOI PROJECT MINERAL RESOURCES BASED ON A 0.6% CU EQ. CUTOFF,
      3 MAY 2005

                                                   GRADES              CONTAINED METAL
                                            --------------------   -----------------------
                                             CU     AU    CU EQ.      CU            AU
MINERAL RESOURCE CATEGORY       TONNES       %     G/T      %        000 LB         OZ
-------------------------   -------------   ----   ----   ------   ----------   ----------
Southern Oyu Deposits
Measured                      101,590,000   0.64   1.10    1.34     1,440,000    3,580,000
Indicated                     465,640,000   0.62   0.43    0.89     6,360,000    6,400,000
Measured+Indicated            567,230,000   0.62   0.55    0.97     7,810,000    9,980,000
Inferred                       88,500,000   0.47   0.41    0.73       920,000    1,170,000
Hugo Dummett Deposits
Indicated                     581,930,000   1.89   0.41    2.15    24,250,000    7,600,000
Inferred                    1,071,620,000   1.07   0.21    1.20    25,220,000    7,310,000
Total Oyu Tolgoi Project
Measured                      101,590,000   0.64   1.10    1.34     1,440,000    3,580,000
Indicated                   1,047,570,000   1.33   0.42    1.59    30,610,000   14,070,000
Measured+Indicated          1,149,160,000   1.30   0.47    1.54    32,850,000   17,340,000
Inferred                    1,160,120,000   1.02   0.23    1.16    26,200,000    8,400,000

May 2005                         PAGE 17-26                          [AMEC LOGO]

[IVANHOE MINES NEW HORIZONS LOGO]         HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

TABLE 17-13: SOUTHERN OYU DEPOSITS MINERAL RESOURCES IN ULTIMATE PIT BASED ON
             0.6% AND 0.3% CU EQ. CUTOFF GRADES, 3 MAY 2005

                                                                              GRADES                   CONTAINED METAL
                                 CU EQ.                           ----------------------------      -----------------------
    MINERAL RESOURCE          CUTOFF GRADE                         CU          AU       CU EQ.          CU          AU
       CATEGORY                    %                TONNES          %          G/T        %           000 LB        OZ
----------------------------  ------------       -----------      ----        -----     ------      ----------   ----------
Southwest, South and
  Wedge Deposits
Measured                          0.6             101,530,000     0.65         1.09      1.34        1,450,000    3,560,000
                                  0.3             126,560,000     0.58         0.93      1.18        1,620,000    3,780,000
Indicated                         0.6             210,960,000     0.56         0.53      0.90        2,610,000    3,560,000
                                  0.3             558,060,000     0.42         0.31      0.61        5,110,000    5,640,000
Measured+Indicated                0.6             312,490,000     0.59         0.71      1.04        4,070,000    7,120,000
                                  0.3             684,620,000     0.45         0.43      0.72        6,730,000    9,430,000
Inferred                          0.6               9,040,000     0.55         0.22      0.69          110,000       70,000
                                  0.3              72,000,000     0.35         0.18      0.46          560,000      410,000

Central Deposit
Indicated                         0.6             160,190,000     0.78         0.20      0.91        2,750,000    1,030,000
                                  0.3             232,530,000     0.67         0.17      0.78        3,430,000    1,270,000
Inferred                          0.6               3,910,000     0.70         0.24      0.86           60,000       30,000
                                  0.3               6,240,000     0.56         0.22      0.70           80,000       40,000

Total  Southern Oyu Deposits
Measured                          0.6             101,530,000     0.65         1.09      1.34        1,450,000    3,560,000
                                  0.3             126,560,000     0.58         0.93      1.18        1,620,000    3,780,000
Indicated                         0.6             371,150,000     0.66         0.38      0.90        5,370,000    4,590,000
                                  0.3             790,590,000     0.49         0.27      0.66        8,540,000    6,910,000
Measured+Indicated                0.6             472,680,000     0.65         0.54      1.00        6,820,000    8,150,000
                                  0.3             917,150,000     0.50         0.36      0.73       10,160,000   10,700,000
Inferred                          0.6              12,950,000     0.59         0.23      0.74          170,000      100,000
                                  0.3              78,240,000     0.37         0.18      0.48          630,000      450,000

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                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

TABLE 17-14: HUGO DUMMETT DEPOSITS MINERAL RESOURCES AT VARIOUS CU EQ. CUTOFF
             GRADES, 3 MAY 2005

                                                                            GRADES                    CONTAINED METAL
                                 CU EQ.                             -----------------------      --------------------------
                              CUTOFF GRADE                           CU       AU     CU EQ.          CU              AU
MINERAL RESOURCE CATEGORY          %                TONNES            %      G/T       %          '000 LB            OZ
---------------------------   ------------       -------------      ----     ----    ------      ----------       ---------
Hugo North Deposit
Indicated                          3.5             113,370,000      3.74     0.92     4.33        9,350,000       3,360,000
                                   3.0             153,770,000      3.50     0.85     4.05       11,880,000       4,210,000
                                   2.5             194,010,000      3.27     0.79     3.78       14,000,000       4,930,000
                                   2.0             239,450,000      3.02     0.72     3.48       15,960,000       5,560,000
                                   1.5             321,120,000      2.64     0.62     3.03       18,680,000       6,390,000
                                  1.25             391,910,000      2.39     0.54     2.73       20,620,000       6,830,000
                                   1.0             476,300,000      2.15     0.47     2.45       22,540,000       7,210,000
                                   0.9             507,410,000      2.07     0.45     2.36       23,130,000       7,340,000
                                   0.8             535,180,000      2.00     0.43     2.28       23,600,000       7,450,000
                                   0.7             559,220,000      1.94     0.42     2.21       23,960,000       7,530,000
                                   0.6             581,930,000      1.89     0.41     2.15       24,250,000       7,600,000

Inferred                           3.5               6,230,000      3.33     1.11     4.04          460,000         220,000
                                   3.0              13,060,000      3.01     0.93     3.61          870,000         390,000
                                   2.5              29,720,000      2.61     0.78     3.11        1,710,000         750,000
                                   2.0              57,020,000      2.22     0.73     2.69        2,800,000       1,340,000
                                   1.5             126,870,000      1.73     0.62     2.13        4,840,000       2,540,000
                                  1.25             231,370,000      1.47     0.49     1.78        7,490,000       3,670,000
                                   1.0             392,150,000      1.27     0.38     1.51       10,950,000       4,790,000
                                   0.9             448,590,000      1.21     0.36     1.44       11,980,000       5,150,000
                                   0.8             500,770,000      1.16     0.34     1.38       12,820,000       5,440,000
                                   0.7             540,680,000      1.12     0.33     1.33       13,380,000       5,670,000
                                   0.6             581,290,000      1.08     0.32     1.28       13,840,000       5,920,000

Hugo South Deposit
Inferred                           3.5               5,440,000      3.71     0.25     3.87          450,000          40,000
                                   3.0              11,950,000      3.38     0.21     3.51          890,000          80,000
                                   2.5              22,760,000      3.02     0.18     3.14        1,520,000         130,000
                                   2.0              38,900,000      2.67     0.15     2.77        2,290,000         190,000
                                   1.5              69,620,000      2.21     0.12     2.29        3,390,000         280,000
                                  1.25             128,100,000      1.80     0.10     1.86        5,080,000         400,000
                                   1.0             203,590,000      1.53     0.09     1.59        6,860,000         590,000
                                   0.9             243,160,000      1.42     0.09     1.48        7,620,000         730,000
                                   0.8             317,940,000      1.27     0.09     1.33        8,900,000         960,000
                                   0.7             413,620,000      1.14     0.09     1.20       10,370,000       1,210,000
                                   0.6             490,330,000      1.05     0.09     1.11       11,380,000       1,390,000

Total Hugo  Dummett Deposit
Indicated                          3.5             113,370,000      3.74     0.92     4.33        9,350,000       3,360,000
                                   3.0             153,770,000      3.50     0.85     4.05       11,880,000       4,210,000
                                   2.5             194,010,000      3.27     0.79     3.78       14,000,000       4,930,000
                                   2.0             239,450,000      3.02     0.72     3.48       15,960,000       5,560,000
                                   1.5             321,120,000      2.64     0.62     3.03       18,680,000       6,390,000
                                  1.25             391,910,000      2.39     0.54     2.73       20,620,000       6,830,000
                                   1.0             476,300,000      2.15     0.47     2.45       22,540,000       7,210,000
                                   0.9             507,410,000      2.07     0.45     2.36       23,130,000       7,340,000
                                   0.8             535,180,000      2.00     0.43     2.28       23,600,000       7,450,000
                                   0.7             559,220,000      1.94     0.42     2.21       23,960,000       7,530,000
                                   0.6             581,930,000      1.89     0.41     2.15       24,250,000       7,600,000

Inferred                           3.5              11,670,000      3.51     0.71     3.96          910,000         260,000
                                   3.0              25,010,000      3.19     0.59     3.56        1,760,000         470,000
                                   2.5              52,480,000      2.79     0.52     3.12        3,230,000         880,000
                                   2.0              95,920,000      2.40     0.49     2.72        5,090,000       1,530,000
                                   1.5             196,490,000      1.90     0.44     2.19        8,230,000       2,820,000
                                  1.25             359,470,000      1.59     0.35     1.81       12,570,000       4,070,000
                                   1.0             595,740,000      1.36     0.28     1.54       17,810,000       5,380,000
                                   0.9             691,750,000      1.28     0.27     1.45       19,600,000       5,880,000
                                   0.8             818,710,000      1.20     0.24     1.36       21,720,000       6,400,000
                                   0.7             954,300,000      1.13     0.23     1.27       23,750,000       6,880,000
                                   0.6           1,071,620,000      1.07     0.21     1.20       25,220,000       7,310,000

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                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

SECTION 18 - OTHER RELEVANT DATA AND INFORMATION

No other data or information are relevant for the review of the Oyu Tolgoi project.

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                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

SECTION 19 - REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION AND DEVELOPMENT
             PROPERTIES

This section is not relevant for this review.

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[IVANHOE MINES NEW HORIZONS LOGO]         HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

SECTION 20 - CONCLUSIONS AND RECOMMENDATIONS

AMEC reviewed pertinent data from the Oyu Tolgoi project to obtain a sufficient level of understanding to assess the Mineral Resource estimate for the Southern Oyu deposits (Southwest, South, Central, Wedge) and the Hugo North deposit. AMEC's general conclusions from this review are as follows:

The geology of the Oyu Tolgoi project is well understood. The deposits are considered to be examples of a copper-gold porphyry system and related high-sulphidation types of deposits. The deposits are grouped into two areas:
Southern Oyu and Hugo Dummett. The exploration program relies strongly on geophysical survey data (IP and magnetics), and other target anomalies still remain within the project land holdings.

SOUTHERN OYU

Four deposits are known in the Southern Oyu system:

- The Southwest deposit consists primarily of pyrite-chalcopyrite mineralization related to biotite-magnetite alteration, overprinted by chlorite-sericite alteration. Mineralization is characterized by high gold contents with Au:Cu ratios of about 1:1 in the main part of the deposit, rising to 3:1 in the core of the system and at depth. Gold in the Southwest Oyu deposit is closely associated with chalcopyrite and occurs intergrown with chalcopyrite, as inclusions and fracture infills within pyrite, or on grain boundaries of pyrite. The deposit is essentially hosted in augite basalts.

- South deposit mineralization is hosted in quartz monzodiorite in the southwest and basalt throughout the central portion of the deposits. Chalcopyrite is the principal copper sulphide, but in higher-grade areas bornite locally exceeds chalcopyrite. Alteration in basaltic rocks consists of chlorite, biotite, hematite / magnetite, and weak sericite. Quartz monzodiorite contains advance argillic alteration. Small zones with elevated gold values occur locally.

- Mineralization in the Central deposit is characterized by an upward-flaring high-sulphidation zone that overprints and overlies porphyry-style chalcopyrite-gold mineralization. A secondary enriched supergene chalcocite blanket tens of metres in thickness overlies the high-sulphidation covellite-pyrite zone. The high-sulphidation portion of the Central Oyu deposit contains a mineral assemblage of pyrite, covellite, chalcocite/digenite, enargite, tennantite, cubanite, chalcopyrite, and molybdenite. Dominant host rocks are dacite tuff and quartz monzodiorite. Higher-grade mineralization is associated with disseminated and coarse-grained fracture-filling sulphides in zones of intensely contorted quartz stockwork veins and anastamosing zones of hydrothermal breccias. Chalcopyrite-gold mineralization is dominant on the south and western margins of Central within either basalt or quartz monzodiorite adjacent to intrusive contacts with basalt. The high-sulphidation part of the Central deposit lacks significant gold. Alteration in the Central deposit shows a close spatial

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                                                            OYU TOLGOI, MONGOLIA

      relationship to mineralization and original host lithology.
      Biotite-chlorite and intermediate argillic alteration coincide with chalcopyrite-gold mineralization within basalt. Advanced argillic and sericite alteration coincide with the high-sulphidation mineralization within quartz monzodiorite and ignimbrite.

- The Wedge deposit contains a zone of high sulphidation mineralization hosted principally in dacite tuff, grading downward and southward into chalcopyrite mineralization in basalt and quartz monzodiorite host rocks. High-sulphidation mineralization consists of pyrite, chalcopyrite, bornite, enargite, covellite, and primary chalcocite in advanced argillically altered host rocks. The high-sulphidation mineralization grades downward into chalcopyrite, with lesser bornite within basalt host rocks, and pyrite + chalcopyrite mineralization in quartz monzodiorite. Gold is absent, except locally in drill holes adjacent to the South Fault.

HUGO NORTH

- The highest-grade copper mineralization in the Hugo North deposit is related to a zone of intense stockwork to sheeted quartz veins. The high-grade zone is centred on thin, east-dipping quartz monzodiorite intrusions or within the upper part of the large quartz monzodiorite body and extends into the adjacent basalt. In addition, moderate- to high-grade copper and gold values occur within quartz monzodiorite below and to the west of the intense vein zone, in the Hugo North gold zone. This zone is distinct in its high gold (ppm) to Cu (%) ratios (0.5:1). Bornite is dominant in the highest-grade parts of the deposit (3% to 5% Cu), and is zoned outward to chalcopyrite (2%). At grades of <1% Cu, pyrite-chalcopyrite +/- enargite, tennantite, bornite, chalcocite, and rarely covellite occur, hosted mainly by advanced argillically altered dacite tuff.

- Elevated gold grades in the Hugo North deposit occur within the up-dip (western) portion of the intensely veined high-grade core, and within a steeply dipping lower zone cutting through the western part of the quartz monzodiorite. Quartz monzodiorite in the lower zone exhibits a characteristic pink to buff colour, with a moderate intensity of quartz veining (25% by volume). This zone is characterized by finely disseminated bornite and chalcopyrite, although in hand specimen the chalcopyrite is usually not visible. The sulphides are disseminated throughout the rock in the matrix as well as in quartz veins. The fine-grained sulphide gives the rocks a black "sooty" appearance. The red colouration is attributed to fine hematite dusting, mainly associated with albite.

- The Hugo North deposit is characterized by copper-gold porphyry and related styles of alteration similar to those at Hugo South. This includes biotite-K-feldspar (K-silicate), magnetite, chlorite-muscovite-illite, albite, chlorite-illite-hematite-kaolinite (intermediate argillic), quartz-alunite-pyrophyllite-kaolinite-diaspore-zunyite-topaz-dickite
      (advanced argillic), and sericite/muscovite zones.

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                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

RESOURCE ESTIMATION

- The database used to estimate the mineral resources for the Oyu Tolgoi project consists of samples and geological information from 583 core drill holes in the Southern Oyu deposits and 156 drill holes, including daughter holes, in Hugo North. The holes were drilled by Ivanhoe between 2002 and April 2005. Data transfer to the resource database was validated from original assay certificates through a 5% check of the database.

- Ivanhoe employs a comprehensive QA/QC program. Each sample batch of 20 samples contains four or five quality control samples. The quality control samples consist of one duplicate split core sample and one uncrushed field blank, which are inserted prior to sample preparation; a reject or pulp preparation duplicate, which is inserted during sample preparation; and one or two reference material samples (one <2% Cu and one >2% Cu if higher-grade mineralization is present based on visually estimates), which are inserted after sample preparation. AMEC reviewed Ivanhoe's QA/QC procedures at site and found them to be strictly adhered to. Duplicate performance of core, coarse reject, and pulp duplicates was evaluated by AMEC and found to be well within the respective accepted ranges. The current Ivanhoe QA/QC program exceeds industry standards and demonstrates that the assay process for the Southern deposits samples is in control.

- The Oyu Tolgoi resource models were developed using industry-accepted methods. AMEC validated the model estimates and found them to reasonably estimate grade and tonnage for the Southern deposits.

The mineral resources of the Oyu Tolgoi project were classified using logic consistent with the CIM definitions referred to in National Instrument 43-101. The mineralization of the project satisfies sufficient criteria to be classified into Measured, Indicated and Inferred mineral resource categories.

This independent mineral resource estimate and review by AMEC supports the May 2005 Oyu Tolgoi project mineral resource statement.

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                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

SECTION 21 - References

Badarch, G. et al., 2002. A new terrane subdivision for Mongolia: implications for the Phanerozoic crustal growth of Central Asia. Journal of Asian Earth Sciences, v.21, p.87-110.

Cargill, G., 2002. Report on the Oyu Tolgoi Exploration Project South Gobi
  Region, Mongolia. National Instrument 43-101 Technical Report, 11 January
  2002.

Hodgson, S., 2004. Technical Report, Preliminary Assessment, Oyu Tolgoi Project,
  Mongolia. National Instrument 43-101 Technical Report, January 2004.

Journel, A.G. and Huijbregts, Ch. J. 1978. Mining Geostatistics, Academic Press,
  London.

Juras, S., 2003. Technical Report, Oyu Tolgoi Project, Mongolia. National
  Instrument 43-101 Technical Report, February 2003.

Juras, S., 2004. Technical Report, Hugo Dummett - Oyu Tolgoi, Mongolia. National
  Instrument 43-101 Technical Report, June 2004.

Juras, S., 2004. Technical Report, Southern Oyu Tolgoi Deposits - Oyu Tolgoi,
  Mongolia. National Instrument 43-101 Technical Report, September 2004.

Perello, J. et al., 2001. Oyu Tolgoi, Mongolia: Siluro-Devonian porphyry copper-gold-Moand high-sulphidation copper mineralization with a Cretaceous chalcocite blanket. Econ.Geol. v.96, p.1407-1428.

Tseveendorj, D. and Garamjav, D., 1999. About ancient copper mining and processing in Mongolia; Ulaanbaatar, Mongolia, Academy of Science Institute Proceedings Series 19, p.17-21 (in Mongolian).

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                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

                                     APPENDIX A DRILL HOLE LISTS AND TRACE VIEWS

                                                       A-1 SOUTHERN OYU DEPOSITS

                                                          A-2 HUGO NORTH DEPOSIT

May 2005                             APPENDICES                      [AMEC LOGO]

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[IVANHOE MINES NEW HORIZONS LOGO]         HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

                                                       A-1 SOUTHERN OYU DEPOSITS

May 2005                             APPENDICES                      [AMEC LOGO]

 DHID     EAST      NORTH    ELEVATION  AZIMUTH   DIP   LENGTH  ZONE
------  --------  ---------  ---------  -------  -----  ------  ----
OTD001  651027.6  4763885.4   1166.9     350.0   -75.0   136.0   CO
OTD003  651028.8  4764043.9   1169.6     180.0   -90.0   186.3   CO
OTD004  651258.1  4762853.5   1170.7      40.0   -75.0   250.7   SO
OTD005  650308.4  4762667.4   1169.1     226.0   -75.0   207.9   SWO
OTD007  651044.4  4762636.3   1167.0      40.0   -75.0   280.0   SO
OTD008  651642.4  4763034.1   1162.2     220.0   -75.0   100.0   SO
OTD009  650526.3  4762992.9   1173.0     360.0   -75.0   242.9   SWO
OTD010  650825.5  4763299.5   1165.6     180.0   -75.0   151.8   SWO
OTD011  650380.5  4763196.7   1174.0     180.0   -75.0   100.0   SWO
OTD012  651079.6  4763411.2   1162.3     180.0   -75.0   142.4   SWO
OTD013  651274.7  4764294.4   1161.9     180.0   -70.0   200.9   CO
OTD014  651274.7  4764695.1   1161.8     360.0   -60.0   145.0   CO
OTD015  651774.2  4764295.4   1155.7     180.0   -70.0   100.9   CO
OTD016  650629.9  4763994.8   1169.4     180.0   -70.0    76.2   CO
OTD017  650632.7  4764391.4   1169.3     180.0   -70.0   120.7   CO
OTD018  651271.5  4763738.7   1159.6     360.0   -60.0   200.3   CO
OTD019  650829.9  4762696.5   1169.0     360.0   -60.0   157.3   SO
OTD020  651026.2  4763092.2   1164.1     180.0   -60.0   250.3   WZ
OTD021  651626.3  4762540.3   1161.1     360.0   -60.0   133.6   FS
OTD022  651628.6  4762300.7   1160.2     180.0   -60.0   159.8   FS
OTD023  651324.5  4762494.8   1162.9     360.0   -60.0   251.0   SO
OTD159  651131.9  4764192.3   1162.1     180.0   -90.0   450.1   CO
OTD160  650693.4  4763140.1   1169.5      35.0   -55.0   460.7   SWO
OTD161  650773.7  4763081.8   1168.3      35.0   -55.0   472.0   SWO
OTD162  650629.1  4763187.0   1170.5      35.0   -55.0   362.5   SWO
OTD163  650554.3  4762941.8   1172.6      35.0   -55.0   488.9   SWO
OTD164  651378.8  4762985.1   1164.4     225.0   -55.0   516.9   SO
OTD165  650386.5  4762706.6   1171.6      35.0   -55.0   530.7   SWO
OTD166  650702.6  4762981.0   1169.7      35.0   -55.0   601.6   SWO
OTD167  650086.9  4762516.5   1163.8      45.0   -55.0   415.5   SWO
OTD168  650183.1  4762850.2   1168.1      35.0   -55.0   550.3   SWO
OTD170  650889.3  4762678.8   1168.2      45.0   -55.0   534.6   SO
OTD171  650556.3  4763083.3   1171.4      35.0   -55.0   614.3   SWO
OTD172  650483.9  4762987.1   1173.3      35.0   -55.0   772.0   SWO
OTD173  650633.5  4762884.4   1172.0      35.0   -55.0   692.4   SWO
OTD174  650841.1  4763181.7   1166.2      35.0   -55.0   554.4   SWO
OTD175  650738.8  4763193.2   1170.1     125.0   -45.0   461.3   SWO
OTD176  650625.8  4763267.7   1168.6     125.0   -55.0   674.9   SWO
OTD177  650520.8  4763210.0   1170.9     125.0   -55.0   591.6   SWO
OTD178  650738.8  4763193.4   1169.9     305.0   -45.0   448.8   SWO
OTD179  650761.3  4763238.8   1167.5      35.0   -55.0   490.4   SWO
OTD180  650337.3  4762775.0   1170.6      35.0   -55.0   897.0   SWO
OTD181  650908.7  4763281.2   1164.7      35.0   -55.0   236.5   SWO
OTD182  649925.5  4763008.6   1168.6     358.0   -50.0   342.2   SWO
OTD183  650873.5  4763102.7   1166.6     305.0   -71.5   853.1   WZ
OTD184  650544.4  4763103.9   1171.3     125.0   -74.0   705.4   SWO
OTD185  650399.2  4763298.5   1173.6     123.0   -70.0  1012.0   SWO
OTD186  651525.3  4762987.0   1163.3     185.0   -60.0   617.7   SO
OTD187  650829.2  4764167.3   1165.6     180.0   -60.0   532.6   CO
OTD188  650601.9  4764530.2   1170.1       5.0   -60.0   554.0   CO
OTD189  650718.2  4763089.4   1168.8     180.0   -90.0   332.0   SWO
OTD190  650449.5  4763168.5   1172.7     125.0   -75.0   913.3   CO
OTD191  650125.8  4764292.5   1179.0     180.0   -65.0   402.8   CO

 DHID      EAST      NORTH    ELEVATION  AZIMUTH   DIP   LENGTH  ZONE
------   --------  ---------  ---------  -------  -----  ------  ----
OTD192   651010.2  4763992.8   1173.0     120.0   -70.0   554.4   CO
OTD193   651325.5  4764340.0   1162.6     180.0   -60.0   576.0   CO
OTD194   650727.4  4764166.4   1167.5     180.0   -65.0   481.0   CO
OTD195   650126.0  4762592.0   1163.8       0.0   -90.0   786.4   SWO
OTD196   650926.9  4764191.0   1164.4     180.0   -60.0   569.4   CO
OTD197   650335.9  4762775.1   1170.6       0.0   -90.0   823.9   SWO
OTD198   651427.5  4764339.7   1160.2     180.0   -60.0   122.9   CO
OTD200   650196.2  4763208.0   1174.0     125.0   -70.0  1045.7   SWO
OTD201A  650837.8  4763690.6   1164.8     125.0   -60.0   565.4   SWO
OTD202   650925.5  4764091.1   1166.4     180.0   -60.0   656.2   CO
OTD203   650570.8  4763434.3   1168.4     125.0   -60.0   754.5   SWO
OTD204   650069.0  4762741.2   1164.2     125.0   -60.0   647.8   SWO
OTD205   650827.9  4763593.1   1164.0     360.0   -60.0   460.5   SWO
OTD206   650925.6  4763990.6   1173.2     180.0   -60.0   626.6   CO
OTD207   650826.1  4764068.0   1166.9     180.0   -60.0   599.5   CO
OTD208   650706.8  4762978.9   1169.6     125.0   -45.0   604.0   SWO
OTD209   650525.7  4764175.1   1171.1     180.0   -60.0   359.0   CO
OTD210   650824.6  4764261.3   1166.8     180.0   -60.0   686.9   CO
OTD211   650925.5  4764299.9   1166.3     180.0   -60.0   552.5   CO
OTD212   651166.0  4763627.4   1160.9     125.0   -60.0   559.8   SWO
OTD213   650706.1  4762979.4   1169.5     125.0   -60.0   808.2   SWO
OTD215   651084.2  4763684.6   1161.7     125.0   -60.0   522.1   CO
OTD216   651025.6  4764298.7   1165.7     180.0   -60.0   574.2   CO
OTD217   651024.9  4764201.2   1163.3     180.0   -60.0   520.9   CO
OTD219   651055.5  4763468.7   1162.2     125.0   -60.0   600.2   SWO
OTD224   651126.2  4764290.6   1165.0     180.0   -60.0   576.3   CO
OTD225   651425.7  4764337.6   1160.2     180.0   -60.0   444.1   CO
OTD226   650925.6  4764491.3   1166.2     180.0   -60.0   857.0   CO
OTD227   651177.4  4763383.2   1161.3     125.0   -60.0   319.8   WZ
OTD228   651298.6  4762906.9   1169.2     180.0   -90.0    56.4   SO
OTD229   651292.7  4762925.0   1167.3     180.0   -90.0    55.9   SO
OTD230   651323.3  4762891.9   1168.1     180.0   -90.0    65.9   SO
OTD231   650487.7  4763365.7   1172.0     125.0   -70.0   846.0   SWO
OTD232   650926.0  4763301.7   1164.2     125.0   -60.0   556.0   SWO
OTD233   651233.2  4762824.4   1168.7     305.0   -70.0   638.9   SO
OTD234   651121.1  4764104.1   1163.3     180.0   -90.0    66.0   CO
OTD235   651025.8  4764093.4   1165.5     180.0   -90.0    75.0   CO
OTD236   651025.3  4764491.8   1165.0     180.0   -90.0   108.7   CO
OTD237   651224.2  4764097.7   1160.8     180.0   -90.0    66.7   CO
OTD238   651325.2  4764091.8   1159.7     180.0   -90.0    88.4   CO
OTD239   650929.8  4764391.3   1166.3     180.0   -90.0   102.8   CO
OTD240   651353.9  4763236.0   1160.7     305.0   -60.0   539.5   WZ
OTD241   650925.4  4764556.4   1167.1     180.0   -90.0   166.2   CO
OTD242   651326.7  4764429.2   1162.1     180.0   -60.0   422.1   CO
OTD243   650924.7  4764689.5   1166.0     180.0   -60.0   735.8   CO
OTD245   650496.6  4763359.2   1171.9     121.0   -60.0   770.8   SWO
OTD247   651227.5  4764390.0   1163.4     180.0   -60.0   575.1   CO
OTD249   650926.7  4764063.1   1168.1     270.0   -50.0   476.0   CO
OTD251   650372.9  4763441.5   1172.8     125.0   -70.0   991.1   SWO
OTD252   650485.2  4763237.4   1170.6     125.0   -70.0   780.8   SWO
OTD256   650825.8  4763952.1   1170.2     180.0   -60.0   386.3   CO
OTD258   651026.0  4764413.8   1166.2     180.0   -60.0   671.9   CO
OTD261   651378.7  4762888.7   1166.9     215.0   -60.0   245.3   SO

 DHID     EAST      NORTH    ELEVATION  AZIMUTH   DIP   LENGTH  ZONE
------  --------  ---------  ---------  -------  -----  ------  ----
OTD262  650929.7  4764389.6   1166.2     180.0   -60.0   699.8   CO
OTD263  650301.8  4763367.1   1175.0     125.0   -85.0   473.5   SWO
OTD264  650373.2  4763441.3   1172.7     125.0   -80.0  1129.1   SWO
OTD265  651248.0  4762985.7   1164.8     215.0   -60.0   310.3   SO
OTD266  651299.7  4762773.3   1168.3     225.0   -60.0   245.3   SO
OTD268  650302.0  4763366.9   1174.9     125.0   -75.0  1152.8   SWO
OTD269  651371.3  4762718.1   1165.2     215.0   -60.0   429.2   SO
OTD271  651126.1  4764391.2   1164.0     180.0   -65.0   680.0   CO
OTD274  650350.4  4763241.9   1174.3     125.0   -75.0   953.5   SWO
OTD275  651126.2  4764190.4   1162.2     180.0   -65.0   623.2   CO
OTD276  650371.7  4763101.6   1173.7     125.0   -70.0   831.6   SWO
OTD277  650442.0  4763273.0   1171.7     125.0   -69.0   813.8   SWO
OTD279  651239.2  4762697.6   1165.5     215.0   -60.0   353.2   SO
OTD280  650824.9  4764353.2   1167.1     180.0   -60.0   536.0   CO
OTD281  651478.7  4763017.0   1163.0     215.0   -60.0   526.3   SO
OTD283  650675.8  4763114.1   1169.6     125.0   -55.0   489.5   SWO
OTD284  651028.1  4764511.0   1165.5     180.0   -60.0   579.3   CO
OTD285  651026.5  4764098.9   1165.6     180.0   -60.0   527.0   CO
OTD288  650552.3  4763323.8   1169.8     125.0   -60.0   627.6   SWO
OTD290  651126.1  4764492.5   1163.5     180.0   -65.0   647.0   CO
OTD291  650606.6  4763159.8   1170.6     125.0   -55.0   452.5   SWO
OTD292  650686.5  4763230.7   1169.5     125.0   -50.0   347.2   SWO
OTD294  650931.6  4763985.1   1172.9       0.0   -90.0   459.0   CO
OTD295  651601.9  4763997.9   1156.7       0.0   -90.0   573.1   CO
OTD296  650091.7  4763275.3   1173.7     125.0   -70.0  1058.5   SWO
OTD297  650502.7  4763232.8   1170.6     125.0   -64.0   728.5   SWO
OTD299  651227.8  4764490.1   1162.8     180.0   -60.0   466.4   CO
OTD300  651328.3  4764544.1   1161.5     180.0   -60.0   126.0   CO
OTD301  650117.4  4763088.0   1170.4     125.0   -70.0  1197.6   SWO
OTD302  651126.1  4764091.1   1164.4     180.0   -65.0   302.4   CO
OTD306  651325.0  4764545.0   1160.0     180.0   -60.0   470.0   CO
OTD307  650667.1  4763367.1   1169.4     125.0   -60.0   518.5   SWO
OTD308  651090.2  4762810.0   1168.2     305.0   -60.0   448.0   SO
OTD309  651182.4  4763923.9   1160.9     126.0   -60.0   701.7   CO
OTD311  650599.9  4763064.4   1171.8     125.0   -60.0   484.5   SWO
OTD312  651116.0  4763989.0   1165.2     305.0   -50.0   678.5   CO
OTD314  650453.5  4763042.2   1173.4     127.8   -69.6   625.3   SWO
OTD315  650635.0  4763515.6   1166.8     125.0   -60.0   623.9   SWO
OTD316  650545.9  4763103.7   1171.9     125.0   -67.0   605.5   SWO
OTD317  650765.7  4763298.3   1167.8     125.0   -60.0   626.3   SWO
OTD320  650554.0  4762975.0   1172.0     125.0   -70.0   340.5   SWO
OTD321  650791.7  4764135.9   1166.6     125.0   -60.0   676.0   CO
OTD323  651323.2  4764228.4   1160.5     180.0   -60.0   293.3   CO
OTD325  650870.1  4763224.9   1165.2     125.0   -62.2   636.3   SWO
OTD326  650826.5  4763381.4   1165.2     125.0   -60.0   608.0   SWO
OTD328  650518.8  4762997.8   1173.2     125.0   -65.0   436.0   SWO
OTD330  650288.0  4763160.7   1174.1     123.4   -70.5   927.7   SWO
OTD331  650525.2  4762799.9   1171.9     125.0   -70.0   330.6   SWO
OTD332  651225.7  4764278.3   1162.7     179.6   -62.5   611.3   CO
OTD335  651159.9  4764091.9   1162.1     303.9   -64.7   754.0   CO
OTD336  650443.2  4762857.0   1172.7     127.7   -69.8   438.0   SWO
OTD337  650276.2  4762972.9   1171.0     119.7   -69.8   869.0   SWO
OTD341  651450.4  4764373.7   1160.8     305.0   -70.0   486.4   CO

 DHID      EAST      NORTH    ELEVATION  AZIMUTH   DIP   LENGTH  ZONE
------   --------  ---------  ---------  -------  -----  ------  ----
OTD349   649801.9  4763892.5   1178.2      90.0   -60.0   509.0   CO
OTD357   649692.7  4764767.5   1182.5     124.2   -59.8   555.7   WO
OTD360   649800.2  4763999.9   1178.5      92.3   -59.5   478.5   CO
OTD368   651004.4  4762890.1   1165.9     305.0   -60.0   443.8   SO
OTD371   651513.5  4763112.3   1161.5     304.8   -59.7   930.5   WZ
OTD375   651142.3  4762916.3   1166.7     304.1   -59.3   459.0   SO
OTD379   650723.3  4763987.6   1168.6     180.0   -90.0   276.7   CO
OTD380   651168.6  4762776.1   1167.8     305.0   -60.0   589.9   SO
OTD384   650723.0  4763941.3   1169.8       0.0   -90.0    55.0   CO
OTD391   650674.3  4764000.9   1168.6       0.0   -90.0   336.5   CO
OTD393   650580.5  4762730.1   1171.2     125.0   -70.0   397.0   SO
OTD397   650773.2  4763953.1   1168.5     180.0   -90.0   384.0   CO
OTD403   650669.8  4763993.2   1168.7     180.0   -60.0   207.0   CO
OTD406   650727.6  4763986.8   1168.7     180.0   -60.0   379.9   CO
OTD408   650871.6  4764217.2   1165.3     150.0   -77.0  1157.7   CO
OTD416   650871.4  4764217.5   1165.0     155.0   -85.0  1185.9   CO
OTD454   650100.6  4762957.0   1168.1     180.9   -60.1   724.9   SWO
OTD456A  650817.8  4763473.2   1164.2      92.6   -61.2   724.7   SWO
OTD466   651049.4  4762962.0   1165.4     133.7   -59.4   699.8   WZ
OTD468   650470.3  4763329.7   1171.2     310.3   -61.6   699.8   SWO
OTD480   650514.8  4762719.9   1170.4     219.1   -60.0   664.0   SWO
OTD482A  650999.2  4763154.8   1164.3      60.0   -60.0   715.0   WZ
OTD483   650587.0  4762988.1   1172.4      36.8   -58.2   802.0   SWO
OTD484   651377.5  4764148.2   1159.3       0.0   -90.0   131.9   CO
OTD485   651326.0  4764348.2   1162.3       0.0   -90.0   199.0   CO
OTD486   651326.3  4764040.9   1159.3     180.0   -90.0   121.1   CO
OTD487   651374.8  4764197.1   1159.2     180.0   -90.0   226.9   CO
OTD489   651327.4  4764139.8   1159.9     180.0   -60.0   245.3   CO
OTD490   651322.8  4764194.5   1160.0     180.0   -90.0   266.6   CO
OTD492   651375.0  4764298.7   1161.4     180.0   -90.0   174.6   CO
OTD493   651326.0  4764254.0   1160.5     180.0   -90.0   258.0   CO
OTD496   651275.2  4764169.5   1160.6       0.0   -90.0   370.2   CO
OTD497   651375.4  4764348.6   1161.8     180.0   -90.0   190.1   CO
OTD498   651276.4  4764119.0   1160.2     180.0   -90.0   276.1   CO
OTD500   651275.1  4764319.5   1162.6       0.0   -90.0   254.7   CO
OTD501   651229.9  4763893.8   1160.5       0.0   -90.0   141.0   CO
OTD502   651230.8  4763848.5   1160.2     180.0   -90.0   153.2   CO
OTD503   651274.9  4764220.0   1160.7     180.0   -90.0   221.3   CO
OTD504   651275.5  4764370.4   1162.6     180.0   -90.0   179.2   CO
OTD506   651230.0  4763801.0   1160.1       0.0   -90.0   192.4   CO
OTD507   651229.7  4764194.7   1161.2       0.0   -90.0   148.2   CO
OTD508   651230.0  4764297.2   1162.6       0.0   -90.0   135.2   CO
OTD509   651230.6  4763943.6   1160.1       0.0   -90.0   381.0   CO
OTD510   651230.2  4764146.0   1160.7       0.0   -90.0   169.5   CO
OTD511   651229.4  4764401.1   1163.1       0.0   -90.0   133.3   CO
OTD515   651230.2  4763993.5   1160.1       0.0   -90.0   199.5   CO
OTD516   651131.0  4764401.4   1163.7       0.0   -90.0   123.6   CO
OTD517   651130.7  4764302.2   1164.6     180.0   -90.0   138.5   CO
OTD518   651129.5  4763724.5   1161.5     180.0   -90.0   207.6   CO
OTD520   651029.4  4764229.5   1163.0     180.0   -90.0   123.2   CO
OTD521   651130.4  4763775.3   1161.1     180.0   -90.0   175.3   CO
OTD523   650929.8  4764241.4   1164.7     180.0   -90.0   139.2   CO
OTD524   651130.1  4763823.9   1161.9     180.0   -90.0   163.4   CO

 DHID      EAST      NORTH    ELEVATION  AZIMUTH   DIP   LENGTH  ZONE
------   --------  ---------  ---------  -------  -----  ------  ----
OTD525   650930.9  4764297.8   1166.0     180.0   -90.0   142.5   CO
OTD526   651130.5  4763874.3   1162.7     180.0   -90.0   164.7   CO
OTD527   650831.3  4764279.0   1166.3     180.0   -90.0   145.8   CO
OTD528   650930.1  4764126.9   1165.4     180.0   -90.0   105.0   CO
OTD529   651130.6  4763929.2   1163.6     180.0   -90.0   152.1   CO
OTD530   650934.7  4763909.7   1167.8       0.0   -90.0    93.0   CO
OTD531   650830.1  4764175.9   1165.3       0.0   -90.0   120.0   CO
OTD532   651121.2  4763986.9   1165.2       0.0   -90.0   106.7   CO
OTD533   650919.6  4764021.3   1170.5       0.0   -90.0    92.7   CO
OTD534   651130.8  4764035.1   1165.3       0.0   -90.0   100.9   CO
OTD535   651035.8  4763927.6   1166.8       0.0   -90.0    77.6   CO
OTD536   650829.9  4764097.9   1165.9       0.0   -90.0    98.7   CO
OTD537   650729.3  4764031.5   1167.3       0.0   -90.0   222.3   CO
OTD538   651031.0  4763838.4   1164.3       0.0   -90.0    89.5   CO
OTD539   651029.6  4763801.0   1164.4       0.0   -90.0    99.5   CO
OTD540   650830.2  4763994.2   1170.1       0.0   -90.0   123.8   CO
OTD541   651028.4  4763751.2   1163.3       0.0   -90.0    98.7   SWO
OTD542   650997.3  4763494.8   1162.0     330.0   -60.0   700.2   SWO
OTD543   650929.5  4762746.5   1167.2     130.0   -60.0   600.0   SO
OTD544   650729.1  4764075.3   1167.2       0.0   -90.0    90.2   CO
OTD545   650828.4  4763942.8   1170.0       0.0   -90.0   172.6   CO
OTD546   650873.5  4764020.1   1170.4     180.0   -60.0   387.0   CO
OTD547   650978.1  4763929.2   1169.0     180.0   -60.0   351.5   CO
OTD548   651073.8  4763928.5   1164.2     180.0   -60.0   286.2   CO
OTD550   651223.7  4763746.8   1160.1       0.0   -90.0   206.0   CO
OTD551   651071.7  4764044.1   1165.4     180.0   -60.0   468.2   CO
OTD552   650973.2  4764046.5   1170.8     180.0   -60.0   396.7   CO
OTD553   650875.4  4764126.3   1165.5     180.0   -60.0   493.0   CO
OTD555A  651265.9  4764126.1   1160.6     130.0   -60.0   551.0   CO
OTD556   651072.5  4764137.2   1163.5     180.0   -60.0   513.4   CO
OTD557   650972.3  4764138.1   1164.6     180.0   -60.0   469.2   CO
OTD558   651176.3  4763930.7   1161.1     180.0   -60.0   368.0   CO
OTD559   650765.9  4764021.4   1167.2     180.0   -60.0   337.0   CO
OTD561   650822.2  4763952.3   1170.1     190.0   -60.0   545.3   CO
OTD562   651076.6  4764237.6   1163.3     180.0   -60.0   618.5   CO
OTD563   650774.9  4764120.4   1166.6     180.0   -60.0   440.2   CO
OTD564   650871.2  4764228.7   1165.5     180.0   -60.0   443.3   CO
OTD565   651174.7  4764040.1   1161.3     180.0   -60.0   311.3   CO
OTD566   650974.5  4764237.5   1163.9     180.0   -60.0   523.1   CO
OTD567   651334.9  4763813.6   1158.7     270.0   -60.0   568.0   CO
OTD568   651173.2  4764126.1   1161.6     180.0   -60.0   413.1   CO
OTD569   650769.9  4764211.7   1167.1     180.0   -60.0   490.0   CO
OTD571   651374.8  4764247.0   1160.9     180.0   -90.0   111.5   CO
OTD573   651074.4  4764337.0   1164.9     180.0   -60.0   646.9   CO
OTD574   650872.8  4764314.5   1167.1     175.0   -60.0   550.0   CO
OTD575   651174.6  4764236.4   1163.1     180.0   -60.0   342.4   CO
OTD578   650974.9  4764342.1   1165.8     180.0   -60.0   596.7   CO
OTD579   651325.3  4764352.1   1162.3     180.0   -90.0   165.0   CO
OTD580   650928.6  4764382.0   1165.9     340.0   -60.0   555.3   CO
OTD581   650573.1  4764154.6   1170.2     250.0   -60.0   559.0   CO
OTD583   651175.1  4764341.0   1163.7     180.0   -60.0   456.2   CO
OTD584   650775.2  4764310.9   1167.8     180.0   -60.0   550.0   CO
OTD585   650927.0  4764187.6   1164.3     180.0   -90.0   102.2   CO

 DHID     EAST      NORTH    ELEVATION  AZIMUTH   DIP   LENGTH  ZONE
------  --------  ---------  ---------  -------  -----  ------  ----
OTD586  651174.9  4764444.8   1163.5     180.0   -60.0   453.1   CO
OTD587  651215.8  4764469.1   1162.5      40.0   -60.0   556.0   CO
OTD588  651121.2  4764090.6   1163.8     180.0   -65.0   130.5   CO
OTD589  650875.2  4764418.8   1166.5     180.0   -60.0   687.9   CO
OTD590  650830.8  4764099.7   1165.7     180.0   -90.0    65.4   CO
OTD591  650775.0  4764397.0   1166.0     180.0   -60.0   556.0   CO
OTD592  651075.3  4764020.1   1167.1     360.0   -70.0   780.0   CO
OTD594  650975.0  4764448.0   1164.0     180.0   -60.0   778.6   CO
OTD595  651175.3  4764200.9   1161.6       0.0   -70.0   400.1   CO
OTD597  650923.4  4764091.4   1166.3     180.0   -60.0   109.4   CO
OTD598  650922.1  4764490.7   1166.3     180.0   -60.0   111.0   CO
OTD599  651174.9  4764301.2   1163.9       0.0   -70.0   395.5   CO
OTD600  650875.4  4764170.3   1164.8       0.0   -70.0   535.0   CO
OTD601  650975.8  4764563.2   1167.6     180.0   -60.0   449.8   CO
OTD602  650921.4  4764688.4   1166.1     180.0   -60.0   111.0   CO
OTD604  650875.9  4764085.7   1166.3       0.0   -70.0   556.0   CO
OTD605  650929.5  4763986.9   1172.8     180.0   -60.0    90.3   CO
OTD606  651075.5  4764122.0   1163.3       0.0   -70.0   511.5   CO
OTD607  650830.9  4764138.1   1165.5       0.0   -70.0   489.4   CO
OTD608  650925.2  4764065.1   1168.0     276.6   -50.0   130.4   CO
OTD609  650974.5  4764251.1   1164.3       0.0   -70.0   453.2   CO
OTD610  650973.8  4764154.2   1164.7       0.0   -70.0   622.5   CO
OTD611  651074.9  4764317.6   1165.0       0.0   -70.0   364.0   CO
OTD613  651074.5  4764223.5   1162.6       0.0   -70.0   443.8   CO
OTD615  650925.5  4763888.2   1166.6     180.0   -60.0   360.7   CO
OTD616  651224.8  4764178.1   1161.1     180.0   -60.0   556.0   CO
OTD617  651025.9  4764021.7   1169.5     180.0   -58.0   455.1   CO
OTD618  650923.2  4764096.9   1166.0       0.0   -70.0   684.0   CO
OTD619  651126.9  4763984.3   1165.3     180.0   -65.0   480.9   CO
OTD620  650830.1  4764047.5   1167.7       0.0   -70.0   495.0   CO
OTD621  651026.5  4764138.4   1164.0       0.0   -70.0   436.0   CO
OTD622  651124.9  4764220.1   1162.4       0.0   -70.0   475.3   CO
OTD624  650725.9  4764258.9   1168.4     180.0   -60.0   227.3   CO
OTD626  651126.0  4764324.3   1164.6       0.0   -70.0   395.5   CO
OTD627  651274.7  4764150.0   1160.5     180.0   -60.0   368.1   CO
OTD628  651023.0  4764207.0   1163.4       0.0   -60.0   484.0   CO
OTD629  650926.6  4764193.3   1164.4       0.0   -70.0   553.0   CO
OTD630  651274.3  4764339.0   1162.6     180.0   -70.0   573.1   CO
OTD631  651274.0  4764420.8   1162.8       0.0   -90.0   301.0   CO
OTD632  650775.1  4763933.0   1168.4     180.0   -60.0   304.2   CO
OTD633  650725.4  4764254.1   1168.2     180.0   -60.0   376.2   CO
OTD636  650832.1  4763854.4   1167.7     180.0   -60.0   288.6   CO
OTD637  650832.5  4764025.2   1168.7     180.0   -60.0   392.2   CO
OTD638  650828.8  4764243.2   1166.3       0.0   -70.0   514.0   CO
OTD639  650925.4  4764247.0   1165.0     180.0   -60.0   477.0   CO
OTD640  650853.7  4763812.0   1166.6       0.0   -65.0   620.6   CO
OTD641  650924.0  4764419.4   1165.9     180.0   -60.0   577.0   CO
OTD644  650878.2  4763921.9   1169.9     180.0   -60.0   344.8   CO
OTD645  650976.0  4763832.7   1164.8       0.0   -70.0   295.0   CO
OTD647  651082.7  4764421.4   1164.3       0.0   -70.0   292.0   CO
OTD648  651176.6  4763831.5   1161.0     180.0   -60.0   393.5   CO
OTD649  651225.8  4764114.8   1160.8     180.0   -63.0   304.7   CO
OTD650  650973.5  4764038.9   1171.3       0.0   -70.0   736.0   CO

 DHID       EAST       NORTH     ELEVATION    AZIMUTH    DIP     LENGTH   ZONE
-------   --------   ---------   ---------    -------   -----    ------   ----
OTD651    651175.0   4764403.7     1163.2       0.0     -70.0     295.0    CO
OTD652    651125.4   4764197.2     1162.1       0.0     -85.0     672.3    CO
OTD654    651176.5   4763879.6     1161.3     180.0     -60.0     208.9    CO
OTD655    651074.2   4763832.5     1163.9     180.0     -60.0     284.1    CO
OTD656    650976.0   4764661.4     1165.4     180.0     -60.0     158.9    CO
OTD657    651226.8   4763928.3     1160.5     180.0     -78.0     453.2    CO
OTD658    651173.2   4763983.2     1162.4     180.0     -60.0     307.0    CO
OTD659    651175.1   4764183.8     1161.3     180.0     -60.0     147.0    CO
OTD660    651126.2   4763890.5     1162.6     180.0     -65.0     358.7    CO
OTD661    651131.5   4764590.7     1164.1     180.0     -65.0     519.2    CO
OTD662    650009.2   4762579.8     1163.9     125.0     -65.0     275.7    SWO
OTD664    651225.3   4764591.2     1162.4     180.0     -60.0     522.6    CO
OTD665    651025.6   4763939.8     1167.3     180.0     -60.0     383.5    CO
OTD666    649984.6   4762804.7     1164.7     125.0     -60.0     405.2    SWO
OTD667    650086.3   4762836.1     1166.2     122.5     -64.9     540.7    SWO
OTD668    650349.3   4762923.0     1172.3     128.7     -71.1     749.3    SWO
OTD669    650128.4   4762487.8     1163.3     125.0     -65.0     200.9    SWO
OTD670    650544.8   4763104.0     1171.9     122.2     -70.7     636.0    SWO
OTD671    650202.7   4762528.5     1163.4     180.0     -90.0     528.1    SWO
OTD672    650162.7   4762770.7     1166.6     126.2     -65.9     623.5    SWO
OTD673    650208.2   4762764.3     1168.4      36.8     -64.6    1114.0    SWO
OTD674    650186.4   4762649.9     1165.7     122.3     -60.5     405.0    SWO
OTD675    650976.2   4763819.3     1164.6     180.0     -60.0     270.8    CO
OTD676    650512.2   4763220.4     1170.0     126.2     -60.5     617.5    SWO
OTD677    650658.0   4763089.3     1170.4      29.6     -57.1     613.1    SWO
OTD679    651326.6   4764289.0     1161.4       0.0     -90.0     201.4    CO
OTD680    650320.7   4762655.8     1168.5     124.8     -76.4     451.8    SWO
OTD681    650396.9   4762754.8     1172.0     122.5     -59.9     430.5    SWO
OTD682    650350.4   4762658.4     1170.7      28.4     -54.5     980.2    SWO
OTD682A   650350.4   4762658.4     1170.7      28.4     -54.5     982.0    SWO
OTD682B   650350.4   4762658.4     1170.7      28.4     -54.5     878.5    SWO
OTD683    650048.8   4762654.7     1164.3       0.0     -90.0     406.1    SWO
OTD684    651275.5   4764050.7     1159.8     180.0     -70.0     341.3    CO
OTD685    650818.6   4763261.7     1165.8     129.7     -60.6     455.3    SWO
OTD686    650313.1   4762812.6     1171.2     125.4     -59.8     501.7    SWO
OTD687    650232.2   4762873.9     1169.6     120.4     -60.7     491.0    SWO
OTD688    650727.8   4763189.7     1170.2      35.0     -55.0     498.7    SWO
OTD689    650153.2   4762929.5     1168.5     124.2     -60.0     508.5    SWO
OTD690    650950.2   4763427.9     1163.1     125.0     -60.0     511.0    SWO
OTD691    650280.9   4762858.4     1171.3      25.6     -60.0     997.1    SWO
OTD692    650074.4   4762535.4     1163.7     125.0     -65.0     402.5    SWO
OTD693    650868.5   4763485.5     1163.7     125.0     -60.0     531.1    SWO
OTD694    650785.8   4763542.8     1164.5     125.0     -60.0     490.6    SWO
OTD695    650071.4   4762989.6     1168.2     125.0     -60.0     331.3    SWO
OTD696    649988.9   4763047.2     1169.2     120.1     -60.5     496.0    SWO
OTD697    650728.2   4763451.2     1165.8     125.0     -60.0     550.0    SWO
OTD698    650703.5   4763601.1     1165.6     125.0     -60.0     505.5    SWO
OTD699    650574.4   4762806.5     1172.0      35.0     -57.5     466.5    SWO
OTD700    650617.9   4763402.6     1168.3     124.6     -60.4     607.0    SWO
OTD701    650378.2   4762771.3     1171.5     215.0     -50.0     549.1    SWO
OTD702    650232.4   4762854.6     1169.4     215.0     -50.0     466.3    SWO
OTD703    650620.1   4763659.7     1167.2     125.0     -60.0     483.2    SWO
OTD704    650536.3   4763718.4     1169.2     125.0     -60.0     510.5    SWO

 DHID       EAST       NORTH     ELEVATION    AZIMUTH    DIP     LENGTH   ZONE
-------   --------   ---------   ---------    -------   -----    ------   ----
OTD705    650197.7   4763033.2     1170.5      125.0    -72.4    1003.3    SWO
OTD706    650455.6   4763775.9     1171.7      125.0    -60.0     373.4    SWO
OTD707    651287.7   4763315.2     1160.1      305.0    -60.0     547.7    WZ
OTD708    651195.5   4763379.1     1160.9      305.0    -60.0     453.5    WZ
OTD709    651106.1   4763442.7     1161.9      305.0    -60.0     297.9    SWO
OTD710    650488.8   4763127.0     1173.0       34.0    -65.0     661.0    SWO
OTD711    650539.2   4763203.4     1169.5       35.0    -65.0     434.1    SWO
OTD712    650304.5   4762815.6     1171.2      215.0    -50.0     739.3    SWO
OTD713A   650468.6   4762822.6     1172.2       35.0    -60.0     922.0    SWO
OTD714    651261.5   4763453.9     1160.0      305.0    -60.0     502.2    WZ
OTD715    651349.4   4763398.1     1159.6      305.0    -60.0     544.3    WZ
OTD716    651176.2   4763513.8     1160.4      305.0    -60.0     498.9    SWO
OTD717    651098.5   4763568.5     1161.0      305.0    -60.0     315.8    SWO
OTD718    650737.9   4763699.8     1165.8      125.0    -60.0     132.0    SWO
OTD719    650929.9   4763566.5     1162.6      125.0    -60.0     570.0    SWO
OTD720    651021.6   4763624.5     1161.9      305.0    -60.0     636.4    SWO
OTD721    651028.3   4763819.6     1164.0      180.0    -60.0     394.0    CO
OTD722    650925.0   4763787.1     1164.7      180.0    -60.0     370.6    CO
OTD723    650828.0   4763750.0     1165.3      180.0    -60.0     339.9    SWO
OTD724    650622.4   4763956.8     1169.1      180.0    -60.0     312.8    CO
OTD725    650711.6   4763090.1     1168.6       43.0    -80.8     150.8    SWO
OTD726    650244.4   4763183.7     1174.3      125.0    -69.7     941.7    SWO
OTD727    650725.9   4763886.7     1169.6      178.0    -60.0     454.0    CO
OTD728    650718.0   4763524.7     1165.2      125.0    -60.0     520.8    SWO
OTD729    650800.7   4763466.4     1164.5      125.0    -60.0     437.1    SWO
OTD730    650431.1   4763279.3     1171.9      125.5    -69.7     981.8    SWO
OTD731    651249.2   4763569.4     1159.6      305.0    -60.0     541.5    WZ
OTD732    650778.7   4763608.8     1164.5      125.0    -60.0     664.0    SWO
OTD733    650859.0   4763554.3     1163.5      125.0    -60.0     607.0    SWO
OTD734    650569.3   4762867.0     1172.3      125.0    -60.0     277.0    SWO
OTD735    651145.0   4763292.9     1161.4      305.0    -60.0     450.5    WZ
OTD736    650930.3   4763566.6     1162.7      305.0    -60.0     167.3    SWO
OTD737    651347.7   4763622.5     1159.0      305.0    -60.0     529.5    CO
OTD738    651063.3   4763350.1     1162.7      305.0    -60.0     218.5    SWO
OTD739    651450.6   4763198.9     1160.6      305.0    -60.0     818.0    WZ
OTD740    650524.3   4762898.2     1172.7      120.0    -62.5     391.5    SWO
OTD741    651331.6   4763511.0     1159.3      305.0    -60.0     608.7    WZ
OTD742    651228.8   4763235.0     1161.0      305.0    -60.0     549.8    WZ
OTD743    651359.7   4763998.2     1158.8      270.0    -70.0     299.4    CO
OTD744    650331.5   4763130.2     1174.0      124.5    -69.9     940.1    SWO
OTD745    650750.5   4763117.9     1169.6      116.0    -60.0     247.8    SWO
OTD746    650552.4   4763256.4     1168.9      124.8    -65.5     700.6    SWO
OTD747    650702.9   4763040.0     1169.4      125.0    -62.0     390.6    SWO
OTD748    650461.9   4762941.1     1172.9      122.6    -63.3     601.5    SWO
OTD749    650422.7   4763345.9     1172.7      120.3    -76.3    1018.6    SWO
OTD750    650707.9   4763147.7     1169.5      124.4    -63.6     422.4    SWO
OTD751    650011.7   4762451.7     1163.9      125.0    -60.0     292.7    SWO
OTD752    651310.0   4763177.6     1161.3      305.0    -60.0     623.5    WZ
OTD753    650430.9   4763403.8     1171.1      122.7    -67.3     862.0    SWO
OTD754    651460.2   4764149.8     1158.4      270.0    -70.0     323.9    CO
OTD755    650648.3   4763080.0     1170.4      128.3    -63.6     544.7    SWO
OTD756    650656.8   4763026.0     1170.1      127.0    -62.7     401.3    SWO
OTD757    651250.3   4763033.7     1163.8      220.0    -70.0     436.0    WZ

 DHID       EAST       NORTH     ELEVATION    AZIMUTH    DIP     LENGTH   ZONE
-------   --------   ---------   ---------    -------   -----    ------   ----
OTD758    650244.2   4763094.4     1173.7     127.2     -74.8     999.5    SWO
OTD759    649925.5   4762511.5     1164.4     125.0     -60.0     461.4    SWO
OTD760    650413.1   4763195.0     1173.4     125.0     -73.5     906.1    SWO
OTD761    650609.7   4763216.4     1168.7     124.3     -64.5     535.0    SWO
OTD762    650417.1   4762973.3     1173.2     124.6     -68.2     699.0    SWO
OTD763    650572.8   4763083.7     1171.1     120.8     -63.6     480.6    SWO
OTD764    650383.3   4763155.0     1173.7     123.3     -73.6     902.5    SWO
OTD765    651449.4   4764248.5     1159.1     270.0     -70.0     330.3    CO
OTD766    651390.1   4763122.6     1161.4     305.0     -60.0     820.8    WZ
OTD767    650658.1   4763182.1     1170.5     125.0     -65.0     493.8    SWO
OTD768    650589.1   4763121.0     1171.1     121.3     -66.0     576.5    SWO
OTD769    650492.2   4763078.6     1172.6     122.4     -67.6     669.7    SWO
OTD771    650280.7   4763291.0     1174.7     120.0     -69.5    1004.7    SWO
OTD772A   651770.7   4762975.5     1163.2     220.0     -60.0     545.0    SO
OTD773    650462.1   4763318.9     1171.0     125.0     -72.0     956.9    SWO
OTD774    650535.9   4763158.7     1171.2     122.7     -69.8     711.2    SWO
OTD775    650590.6   4763008.4     1172.4     125.0     -62.0     501.9    SWO
OTD776    650645.0   4762968.9     1171.0     125.0     -60.0     376.9    SWO
OTD777    649851.3   4762573.0     1164.7     125.0     -60.0     524.9    SWO
OTD778    650315.2   4763044.2     1173.3     126.6     -73.2     985.5    SWO
OTD779    650651.7   4763245.9     1168.0     120.0     -52.0     443.3    SWO
OTD780    649770.0   4762626.2     1165.2     125.0     -60.0     639.3    SWO
OTD781    650606.7   4762932.9     1172.2     126.0     -66.5     297.6    SWO
OTD782    651523.2   4763066.3     1161.9     215.0     -60.0     587.0    SO
OTD783A   650477.4   4763024.7     1173.3     125.5     -66.5     604.5    SWO
OTD784    650540.4   4763044.4     1172.5     123.1     -63.9     585.3    SWO
OTD785    651527.5   4762928.2     1163.9     220.0     -60.0     618.5    SO
OTD786    650351.4   4763332.1     1174.1     125.0     -75.0     897.7    SWO
OTD787    650472.8   4763153.1     1172.6     125.0     -70.0     723.1    SWO
OTD788    651308.6   4762654.3     1164.0     220.0     -60.0     431.8    SO
OTD789    650597.8   4763347.1     1168.4     125.0     -67.0     691.8    SWO
OTD790    650671.7   4763428.7     1166.6     121.6     -69.7     484.8    swo
OTD791    651319.6   4762954.2     1165.5     219.5     -55.6     550.4    SO
OTD792    650429.8   4763232.5     1172.0     122.4     -73.6     875.5    SWO
OTD793    650493.2   4763187.8     1170.7     125.0     -72.5     869.9    SWO
OTD794    651639.4   4762825.7     1163.9     220.0     -60.0     385.3    SO
OTD795    650440.5   4763114.2     1173.4     125.0     -70.0     783.5    SWO
OTD796    651186.8   4762635.6     1165.5     220.0     -60.0     425.3    SO
OTD797    651104.0   4762703.1     1169.0     219.0     -65.0     399.0    SO
OTD798    649677.1   4763200.1     1169.3      90.0     -65.0     750.5    SWO
OTD799    651196.1   4762811.6     1169.5     220.0     -65.0     426.6    SO
OTD800    650500.5   4762451.7     1170.2       0.0     -60.0     431.9    SO
OTD801    651340.7   4762833.5     1171.0     220.0     -60.0     462.4    SO
OTD802    651473.3   4762860.5     1165.3     220.0     -60.0     600.4    SO
OTD803    651266.1   4762740.7     1166.1     220.0     -60.0     471.7    SO
OTD804    651042.0   4762783.2     1167.4     220.0     -70.0     386.0    SO
OTD805    651019.7   4762604.6     1166.4     220.0     -65.0     356.0    SO
OTD806    651545.9   4762717.4     1164.3     220.0     -60.0     148.0    SO
OTD807    651179.3   4762948.2     1166.1     224.0     -69.0     444.0    SO
OTD808    650472.8   4763153.1     1172.6     125.0     -75.0     816.6    SWO
OTD809    650307.9   4762598.4     1167.3      34.4     -59.5     982.2    SWO
OTD810    651502.5   4762666.0     1164.6     220.0     -60.0     283.5    SO
OTD811    650450.6   4762941.5     1172.9      35.0     -85.0     945.4    SWO

 DHID       EAST       NORTH     ELEVATION    AZIMUTH    DIP     LENGTH   ZONE
-------   --------   ---------   ---------    -------   -----    ------   ----
OTD812    651085.3   4762837.9     1169.2      220.0    -70.0     475.0    SO
OTD813    651132.9   4762892.0     1167.5      220.0    -70.0     396.1    SO
OTD814    651433.9   4762951.9     1164.6      220.0    -60.0     492.1    SO
OTD815    651363.1   4762928.5     1165.6      220.0    -60.0     551.2    SO
OTD816    651402.3   4763051.9     1162.9      220.0    -55.0     481.0    SO
OTD817    650954.2   4762757.4     1167.6      220.0    -70.0     258.0    SO
OTD818    649552.8   4763206.3     1168.0       90.0    -75.0    1151.5    SWO
OTD819    650999.0   4762732.7     1168.4      220.0    -70.0     420.8    SO
OTD820    651022.0   4762836.8     1166.7      220.0    -70.0     292.3    SO
OTD821    651084.9   4762915.1     1168.3      220.0    -70.0     361.6    SO
OTD822    651137.8   4762818.3     1170.7      225.0    -70.0     346.4    SO
OTD824    650929.5   4762801.7     1167.0      220.0    -70.0     322.1    SO
OTD825    650994.0   4762880.4     1165.7      220.0    -70.0     295.1    SO
OTD826    651429.4   4763005.3     1164.0      220.0    -60.0     532.0    SO
OTD827    651199.8   4762894.4     1168.3      225.0    -70.0     334.2    SO
OTD828    651488.9   4762948.5     1163.9      220.0    -60.0     426.2    SO
OTD829    651058.6   4762650.4     1167.3      220.0    -65.0     259.3    SO
OTD830    651070.7   4762741.3     1168.8      215.0    -70.0     247.9    SO
OTD831    651125.3   4763003.9     1164.5      355.0    -90.0     476.6    WZ
OTD832    651006.9   4762665.3     1167.8      220.0    -70.0     226.8    SO
OTD833    651146.2   4762753.6     1168.2      220.0    -65.0     301.1    SO
OTD834    651108.4   4762618.0     1166.2      220.0    -60.0     259.7    SO
OTD835    651235.6   4762773.7     1167.5      220.0    -60.0     343.3    SO
OTD836    651427.0   4762869.3     1166.8      220.0    -65.0     435.0    SO
OTD837    651173.9   4762695.4     1166.6      220.0    -60.0     295.0    SO
OTD838    651299.5   4762854.0     1171.4      220.0    -60.0     505.0    SO
OTD839    650697.8   4762501.1     1168.5        0.0    -60.0     374.4    SO
OTD840    651502.9   4762810.7     1166.0      220.0    -60.0     356.0    SO
OTD842    651700.2   4762897.2     1163.0      220.0    -60.0     467.7    SO
OTD843    651244.2   4762636.6     1164.6      220.0    -60.0     360.7    SO
OTD844    651303.5   4762709.2     1165.2      220.0    -60.0     316.8    SO
OTD845    651621.6   4762962.6     1163.2      220.0    -60.0     511.1    SO
OTD846    651438.2   4762732.6     1165.3      220.0    -60.0     282.0    SO
OTD847    651380.8   4763187.7     1160.8      301.0    -60.0     613.0    WZ
OTD848    650888.2   4763411.4     1164.4      125.0    -60.0     480.2    SWO
OTD849    651379.2   4762799.9     1170.3      220.0    -60.0     405.6    SO
OTD850    651437.0   4763272.1     1159.8      305.0    -60.0     855.2    WZ
OTD851    651075.5   4763279.5     1162.3      305.0    -60.0     285.5    WZ
OTD852    651156.6   4763223.2     1162.0      305.0    -60.0     358.7    WZ
OTD853    651240.3   4763165.1     1161.7      305.0    -60.0     458.8    WZ
OTD854    651215.8   4763303.5     1161.1      305.0    -60.0     469.9    WZ
OTD855    651774.4   4762837.2     1161.5      200.0    -60.0     358.7    SO
OTD856    651271.9   4763386.6     1160.3      305.0    -60.0     593.0    WZ
OTD857    650849.6   4763560.6     1163.5      305.0    -60.0     155.0    SWO
OTD858    651319.9   4763108.0     1162.2      305.0    -60.0     607.0    WZ
OTD859    651262.3   4763498.9     1159.7      305.0    -60.0     508.0    WZ
OTD861    650994.7   4763337.1     1163.4      305.0    -60.0     118.0    SWO
OTD862    650993.9   4763459.7     1162.4      305.0    -60.0     338.5    SWO
OTD863    651297.3   4763247.0     1160.9      300.0    -60.0     616.0    WZ
OTD864    651181.8   4763555.6     1160.4      310.0    -60.0     496.6    SWO
OTD865    650498.9   4763247.2     1170.6      180.0    -90.0     581.9    SWO
OTD866    651105.1   4763381.4     1162.4      305.0    -60.0     385.2    WZ
OTD868    651737.8   4762864.8     1162.2      220.0    -60.0     498.6    SO

  DHID      EAST       NORTH     ELEVATION    AZIMUTH    DIP     LENGTH   ZONE
--------  --------   ---------   ---------    -------   -----    ------   ----
OTD869    651168.3   4763626.7     1160.8      305.0    -60.0     431.8    SWO
OTD871    650183.5   4762760.0     1167.1      180.0    -90.0     556.0    SWO
OTD872    651026.2   4763558.2     1161.7      305.0    -60.0     240.3    SWO
OTD873    651109.9   4763500.2     1161.2      305.0    -60.0     304.8    SWO
OTD876    651357.1   4763326.9     1160.1      300.0    -60.0     631.0    WZ
OTD877    651191.6   4763442.8     1160.8      305.0    -60.0     442.8    WZ
OTD878A   649863.5   4762429.6     1164.8      125.0    -60.0     154.2    SWO
OTD879    650622.6   4762848.2     1171.7      180.0    -90.0     558.5    SWO
OTD881    650852.2   4763903.5     1168.8      180.0    -90.0     546.7    CO
OTD882    651098.6   4763614.6     1161.1      305.0    -60.0     379.7    SWO
OTD883    649786.0   4762484.1     1165.2      125.0    -60.0     396.5    SWO
OTD886    649701.4   4762542.4     1165.7      125.0    -60.0     505.0    SWO
OTD888    651050.3   4763183.3     1163.1      180.0    -90.0     595.0    WZ
OTD889    649575.8   4762511.3     1165.9      125.0    -60.0     565.0    SWO
OTD893    651171.0   4762976.2     1164.9      305.0    -70.0     591.2    WZ
OTD895    651353.3   4762970.5     1165.0      305.0    -70.0     665.9    WZ
OTD896    651437.6   4762911.5     1165.4      297.0    -70.0     658.8    WZ
OTD907    651136.4   4762878.6     1168.2      305.0    -70.0     486.5    WZ
OTD914    650747.2   4763131.9     1169.5      135.0    -60.0     603.5    SWO
OTD915    651411.4   4763052.3     1162.7      305.0    -70.0     661.8    WZ
OTD916    651493.4   4762995.2     1162.9      305.0    -70.0     654.4    SO
OTD919    650700.6   4762850.0     1170.2      180.0    -60.0     500.1    WZ
OTD920    651271.8   4763029.3     1163.6      305.0    -70.0     736.5    WZ
OTD921    651330.4   4763108.6     1161.9      305.0    -70.0     677.0    WZ
OTD922    650796.8   4764328.2     1167.4      295.0    -60.0     459.8    CO
OTD924    650881.9   4764153.0     1164.8      240.0    -60.0     350.9    CO
OTD930    650591.4   4763408.6     1168.4      320.0    -60.0     550.1    SWO
OTD932    651427.8   4762532.0     1161.9      225.0    -75.0    1064.0    SO
OTD932A   651427.8   4762532.0     1161.9      225.0    -75.0    1194.3    SO
OTD933    650631.7   4763322.7     1168.1      125.0    -65.0     673.8    SWO
OTD935    650588.7   4763293.2     1168.9      125.0    -57.0     510.0    SWO
OTD944    650675.5   4763292.0     1167.2      125.0    -65.0     526.6    SWO
OTD946    651087.5   4763028.3     1163.6      310.0    -70.0     542.0    WZ
OTD951    650313.7   4763169.3     1173.9      290.0    -60.0     500.1    SWO
OTD953    651087.5   4762918.9     1168.1      215.0    -70.0     200.0    SO
OTD954    651059.4   4764046.1     1166.1      180.0    -60.0     200.0    CO
OTD955    650737.4   4762504.1     1168.4      170.0    -60.0     152.4    SO
OTD956    651288.9   4762544.5     1163.3      130.0    -60.0     201.0    SO
OTD980    650520.8   4763475.2     1168.8      125.0    -60.0     370.5    SWO
OTD982    650595.0   4763543.0     1164.0      125.0    -60.0     299.0    SWO
OTD984    650484.5   4763427.6     1169.7      125.0    -60.0     289.0    SWO
OTRC981   650664.1   4763553.3     1166.3      125.0    -60.0     250.0    SWO
OTRC983   650621.1   4763584.4     1167.2      125.0    -60.0     250.0    SWO
OTRC985   650580.6   4763613.5     1168.2      125.0    -60.0     250.0    SWO
OTRC987   650611.8   4763465.2     1167.4      125.0    -60.0     250.0    SWO
OTRC988   650552.3   4763508.7     1168.2      125.0    -60.0     250.0    SWO
OTRC991   650472.7   4763494.5     1169.6      125.0    -60.0     200.0    SWO
OTRC992   650326.5   4762589.5     1167.1      125.0    -70.0     200.0    SWO
OTRCD149  651290.5   4762899.9     1169.6      225.5    -55.0     405.0    SO
OTRCD150  650621.1   4763037.5     1171.3       35.0    -55.0     590.7    SWO
OTRCD152  651437.6   4762820.8     1166.8      220.0    -55.0     485.9    SO
OTRCD169  650554.4   4762942.2     1172.5       35.0    -55.0     750.9    SWO
OTRCD214  650196.9   4763258.4     1174.7      180.0    -70.0     750.4    SWO

                  [SOUTHERN OYU DRILL HOLE TRACES, PLAN VIEW]

[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

                                                          A-2 HUGO NORTH DEPOSIT

May 2005                            APPENDICES                       [AMEC LOGO]

 DHID        EAST       NORTH       ELEVATION    AZIMUTH       DIP       LENGTH    ZONE
-------    --------   ---------     ---------    -------      -----      ------    ----
OTD355     651943.1   4766296.8      1160.4       307.4       -71.0      1076.8     HN
OTD355A    651943.1   4766296.8      1160.4       307.4       -71.0      1355.8     HN
OTD355B    651943.1   4766296.8      1160.4       307.4       -71.0      1089.0     HN
OTD355C    651943.1   4766296.8      1160.4       307.4       -71.0       971.2     HN
OTD361     651777.3   4766413.7      1162.5       306.2       -70.0       682.6     HN
OTD363     651617.8   4766524.5      1162.5       310.7       -69.3       872.0     HN
OTD363A    651617.8   4766524.5      1162.7       310.7       -69.3       433.0     HN
OTD367     652071.9   4766584.4      1161.6       304.2       -70.3       964.1     HN
OTD367A    652071.9   4766584.4      1161.6       304.2       -70.3      1422.5     HN
OTD367B    652071.9   4766584.4      1161.6       304.2       -70.3      1355.2     HN
OTD367C    652071.9   4766584.4      1161.6       304.2       -70.3       832.0     HN
OTD367D    652071.9   4766584.4      1161.6       301.7       -70.3      1273.4     HN
OTD367E    652071.9   4766584.4      1161.6       304.2       -70.3      1360.0     HN
OTD367F    652071.9   4766584.4      1161.6       304.2       -70.3      1588.0     HN
OTD367G    652071.9   4766584.4      1161.6       304.2       -70.3      1763.8     HN
OTD370     651687.8   4767958.4      1177.2       180.0       -90.0       466.5     HN
OTD372     651796.8   4767501.0      1167.4       305.0       -70.0       259.5     HN
OTD383     652091.4   4766791.4      1163.1       305.0       -70.0      1194.4     HN
OTD383A    652091.4   4766791.4      1163.1       305.0       -70.0      1222.3     HN
OTD383B    652091.4   4766791.4      1163.1       305.0       -70.0      1302.0     HN
OTD383D    652091.4   4766791.4      1163.1       305.0       -70.0      1579.6     HN
OTD396     651519.5   4766970.4      1165.6       111.2       -84.8       941.0     HN
OTD398     652231.5   4767173.4      1165.0       305.0       -85.0      1503.0     HN
OTD399     650905.6   4767021.2      1170.3       125.0       -80.0       781.7     HN
OTD402     651269.9   4767399.3      1170.0       125.0       -85.0      1095.5     HN
OTD405     651102.1   4766878.1      1168.7       125.0       -80.0       919.5     HN
OTD409     651599.2   4767256.7      1165.1       133.6       -86.0      1192.4     HN
OTD409A    651599.2   4767256.7      1165.1       133.6       -85.0      1417.3     HN
OTD412     651488.9   4766846.4      1166.0       125.8       -84.9       951.6     HN
OTD413     651473.6   4766627.3      1164.4       130.0       -85.3       829.2     HN
OTD414A    652024.9   4766470.6      1161.5       305.4       -75.8      1131.5     HN
OTD415     651329.9   4766348.8      1163.7       126.0       -71.0       693.5     HN
OTD419     651387.2   4766916.1      1165.5       122.6       -85.2      1332.5     HN
OTD422     651083.8   4766521.7      1167.0       120.1       -69.9       680.2     HN
OTD422A    651083.8   4766521.7      1166.9       120.1       -69.9       893.7     HN
OTD425     651688.3   4767367.7      1165.8       130.0       -86.7       851.0     HN
OTD444     651143.4   4767087.2      1167.9       122.9       -83.4      1174.0     HN
OTD446     651083.4   4766521.9      1167.0       118.4       -86.2       750.8     HN
OTD449     652048.7   4767202.3      1165.1       272.3       -79.4      1439.0     HN
OTD449A    652048.7   4767202.3      1165.1       272.3       -79.4      1337.4     HN
OTD449B    652048.7   4767202.3      1165.1       272.3       -79.4      1675.5     HN
OTD449C    652048.7   4767202.3      1165.1       272.3       -79.4      1094.5     HN
OTD449D    652048.7   4767202.3      1165.1       272.3       -79.4      1607.1     HN
OTD449E    652048.7   4767202.3      1165.1       272.3       -79.4      1432.2     HN
OTD449F    652048.7   4767202.3      1165.1       272.3       -79.4      1632.0     HN
OTD453     651192.0   4766366.9      1165.2        71.1       -65.6       924.4     HN
OTD455A    651771.8   4767148.9      1163.5       240.0       -85.0      1428.0     HN
OTD455B    651771.8   4767148.9      1163.5       240.0       -85.0      1428.2     HN
OTD463     652017.5   4766476.0      1161.7       308.2       -75.3      1501.9     HN
OTD463A    652017.5   4766476.0      1161.7       308.2       -75.3      1499.3     HN
OTD463B    652017.5   4766476.0      1161.7       308.2       -75.3      1358.8     HN
OTD463C    652017.5   4766476.0      1161.7       308.2       -75.3      1281.5     HN

 DHID        EAST       NORTH       ELEVATION    AZIMUTH       DIP       LENGTH    ZONE
-------    --------   ---------     ---------    -------      -----      ------    ----
OTD465     652041.9   4767351.2      1165.8       269.8       -79.1       613.0     HN
OTD465A    652041.9   4767351.2      1165.8       269.8       -79.1      1358.5     HN
OTD465B    652041.9   4767351.2      1165.8       269.8       -79.1      1571.8     HN
OTD465C    652041.9   4767351.2      1165.8       269.8       -79.1      1938.2     HN
OTD465D    652041.9   4767351.2      1165.8       269.8       -79.1      1770.3     HN
OTD465E    652041.9   4767351.2      1165.8       269.8       -79.1      1625.6     HN
OTD478     652398.4   4766798.3      1163.2       180.0       -90.0      1328.0     HN
OTD479     651007.4   4767546.9      1175.0       123.9       -81.0      1143.4     HN
OTD495     652460.0   4766647.0      1162.3       180.0       -90.0       404.6     HN
OTD505     651703.4   4767448.0      1166.9       239.6       -79.7      1203.8     HN
OTD513     651372.8   4766445.1      1164.1       126.1       -61.9      1096.9     HN
OTD514     652049.0   4767491.7      1166.6       270.8       -80.4      2233.5     HN
OTD514A    652049.0   4767491.7      1166.6       270.8       -80.4      2057.1     HN
OTD514B    652049.0   4767491.7      1166.6       270.8       -80.4      1951.5     HN
OTD514C    652049.0   4767491.7      1166.6       270.8       -80.4      1801.0     HN
OTD514D    652049.0   4767491.7      1166.6       270.8       -80.4      1701.3     HN
OTD514H    652049.0   4767491.7      1166.6       270.8       -80.4      1286.6     HN
OTD514I    652049.0   4767491.7      1166.6       270.8       -80.4      1701.8     HN
OTD522     651338.2   4766459.3      1164.6        48.6       -59.7      1311.7     HN
OTD554     651020.2   4766434.4      1166.0       125.9       -60.6       726.9     HN
OTD560     651561.7   4767346.3      1166.5       270.0       -80.0      1007.6     HN
OTD560A    651561.7   4767346.3      1166.5       270.0       -80.0      1034.0     HN
OTD570     651383.8   4766914.2      1165.7       310.0       -80.0       925.5     HN
OTD576     652048.3   4766900.1      1164.0       270.0       -80.0      1251.6     HN
OTD576A    652048.3   4766900.1      1164.0       270.0       -80.0      1951.0     HN
OTD576B    652048.3   4766900.1      1164.0       270.0       -80.0      1781.9     HN
OTD576C    652048.3   4766900.1      1164.0       270.0       -80.0      1421.0     HN
OTD576D    652048.3   4766900.1      1164.0       270.0       -80.0      1561.2     HN
OTD577     652046.9   4766693.1      1162.5       270.0       -80.0      1025.1     HN
OTD577A    652046.9   4766693.1      1162.5       270.0       -80.0      1247.0     HN
OTD577B    652046.9   4766693.1      1162.5       270.0       -80.0      1242.0     HN
OTD582     651554.5   4767205.0      1165.4       270.0       -85.0      1492.4     HN
OTD593     652068.3   4766549.0      1160.6       250.0       -60.0      1018.1     HN
OTD614     652264.0   4766309.1      1160.4       305.0       -80.0      1316.6     HN
OTD614A    652264.0   4766309.1      1160.4       305.0       -80.0      1345.0     HN
OTD635     651729.7   4766476.9      1161.8       205.0       -60.0       996.0     HN
OTD642     651199.9   4767049.2      1167.7       305.0       -60.0      1261.1     HN
OTD663     651413.6   4767498.2      1169.6       110.0       -75.0      1602.8     HN
OTD678     652045.9   4767399.8      1166.2       230.0       -60.0      1105.9     HN
OTD770     652050.3   4767422.4      1167.1       270.4       -76.5       541.5     HN
OTD770A    652050.3   4767422.4      1167.1       270.4       -76.5      1319.5     HN
OTD770B    652050.3   4767422.4      1167.1       270.4       -76.5      1512.0     HN
OTD770C    652050.3   4767422.4      1167.1       270.4       -76.5      1633.0     HN
OTD770D    652050.3   4767422.4      1167.1       270.4       -76.5      1302.8     HN
OTD770E    652050.3   4767422.4      1167.1       270.4       -76.5      1301.0     HN
OTD770F    652050.3   4767422.4      1167.1       270.4       -76.5      1761.5     HN
OTD770G    652050.3   4767422.4      1167.1       270.4       -76.5      1756.9     HN
OTD770H    652050.3   4767422.4      1167.0       270.4       -76.7      1711.4     HN
OTD841     651848.1   4767494.0      1166.9       270.0       -70.0      1222.2     HN
OTD841A    651848.1   4767494.0      1166.9       270.0       -70.0      1674.6     HN
OTD841B    651848.1   4767494.0      1166.9       270.0       -70.0       955.0     HN
OTD841C    651848.1   4767494.0      1166.9       270.0       -70.0      1100.1     HN

 DHID        EAST       NORTH       ELEVATION    AZIMUTH       DIP       LENGTH    ZONE
-------   ---------  ----------     ---------    -------      -----      ------    ----
OTD870     651799.5   4767099.0      1163.3       180.0       -60.0      1301.3     HN
OTD890     651704.4   4767303.9      1165.3       177.5       -70.0      1220.1     HN
OTD891     652050.0   4767049.0      1164.5       269.0       -80.0      2198.3     HN
OTD891A    652050.0   4767050.0      1165.0       269.0       -80.0      1533.5     HN
OTD891B    652050.0   4767050.0      1165.0       269.0       -80.0      1500.2     HN
OTD918     652050.1   4767650.1      1169.1       270.0       -80.0      1158.6     HN
OTD918A    652050.1   4767650.1      1169.1       270.0       -80.0      1240.1     HN
OTD918B    652050.1   4767650.1      1169.1       270.0       -80.0      1234.8     HN
OTD918C    652050.1   4767650.1      1169.1       270.0       -80.0      1398.9     HN
OTD918D    652050.1   4767650.1      1169.1       270.0       -80.0      1540.0     HN
OTD918E    652050.1   4767650.1      1169.1       270.0       -80.0      1575.8     HN
OTD918F    652050.1   4767650.1      1169.1       270.0       -80.0      1334.3     HN
OTD918G    652050.1   4767650.1      1169.1       270.0       -80.0      1476.4     HN
OTD918H    652050.1   4767650.1      1169.1       270.0       -80.0      1600.0     HN
OTD923     651704.6   4767304.2      1165.0       180.0       -60.0      1206.0     HN
OTD934     651851.1   4767651.0      1169.3       270.0       -70.0      1270.0     HN
OTD934A    651851.1   4767651.0      1169.3       270.0       -70.0      1051.0     HN
OTD939     651899.5   4767800.1      1172.7       270.0       -70.0      1097.4     HN
OTD957     651802.6   4767095.7      1163.6       180.0       -70.0      1267.0     HN
OTD958     651803.0   4767202.1      1164.6       270.0       -74.0      1129.2     HN
OTD958A    651803.0   4767202.1      1164.6       270.0       -74.0      1416.8     HN
OTD958B    651803.0   4767202.1      1164.6       270.0       -74.0       856.9     HN
OTD958C    651803.0   4767202.1      1164.6       270.0       -74.0      1089.9     HN
OTD958D    651803.0   4767202.1      1164.6       270.0       -74.0      1075.0     HN
OTD960     651844.1   4767349.1      1164.8       270.0       -73.0      1234.0     HN
OTD960A    651844.1   4767349.1      1164.8       270.0       -73.0       509.4     HN
OTD960B    651844.1   4767349.1      1164.8       270.0       -73.0      1153.8     HN
OTD963     652050.4   4767799.1      1170.1       270.0       -79.4      1368.8     HN
OTD963A    652050.4   4767799.1      1170.1       270.0       -79.4      1786.0     HN
OTD963B    652050.4   4767799.1      1170.1       270.0       -79.4      1450.0     HN
OTD963C    652050.4   4767799.1      1170.1       270.0       -79.4      1459.0     HN
OTD963E    652050.4   4767799.1      1170.1       270.0       -79.4      1500.0     HN
OTD965     651552.7   4767595.7      1170.4       180.0       -70.0      1500.0     HN
OTD965A    651552.7   4767595.7      1170.4       180.0       -70.0      1555.8     HN
OTD967     651940.3   4766951.2      1163.3       270.0       -83.0      1203.5     HN
OTD967C    651940.3   4766951.2      1163.3       270.0       -83.0      1299.4     HN
OTD968     652074.5   4766648.8      1162.3       270.0       -76.7       998.0     HN
OTD968A    652074.5   4766648.8      1162.3       270.0       -76.7      1213.0     HN
OTD969     651844.1   4767349.1      1164.8       270.0       -64.0      1107.0     HN
OTD970     651973.9   4767600.8      1168.6       270.0       -68.5      1248.0     HN
OTD970A    651973.9   4767600.8      1168.6       270.0       -68.5      1406.6     HN
OTD970B    651973.9   4767600.8      1168.6       270.0       -68.5      1800.0     HN
OTD971A    651998.2   4767149.0      1165.6       270.0       -76.0      1521.8     HN
OTD971B    651998.2   4767149.0      1165.6       270.0       -76.0      1573.5     HN
OTD972     652041.7   4767351.2      1166.9       270.0       -65.0      1434.2     HN
OTD973     651800.3   4767049.0      1163.2       270.0       -74.0      1027.9     HN
OTD976     652131.2   4767949.2      1169.4       270.0       -80.0      1471.0     HN
OTD976A    652131.2   4767949.2      1169.4       270.0       -80.0      1600.0     HN
OTD977     652027.7   4767948.4      1171.1       266.2       -66.2       958.5     HN
OTD977A    652027.7   4767948.4      1171.1       266.2       -66.2       856.7     HN
OTD977B    652027.7   4767948.4      1171.1       266.2       -66.2      1500.0     HN
OTD979     652077.4   4767291.8      1165.5       270.0       -75.0      1398.3     HN

                       [HUGE NORTH DRILL HOLE TRACES PLAN]

[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

                                                 APPENDIX B COMPOSITE DATA LISTS
                                                       B-1 SOUTHERN OYU DEPOSITS
                                                          B-2 HUGO NORTH DEPOSIT

May 2005                          APPENDICES                         [AMEC LOGO]

[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

                                                       B-1 SOUTHERN OYU DEPOSITS

May 2005                          APPENDICES                         [AMEC LOGO]

 DHID       EAST       NORTH      ELEVATION   CU (%)   AU (G/T)   CU_EQUIV.(%)        DEPOSIT         LENGTH(M)
------    --------   ---------    ---------   ------   --------   ------------  --------------------  ---------
OTD003    651028.8   4764044.0       989.5     0.99      0.03         1.00            Central             8
OTD004    651268.6   4762866.0      1109.3     2.16      0.30         2.35             South             15
OTD004    651271.1   4762869.0      1094.8     1.80      0.15         1.90             South             15
OTD004    651273.6   4762872.0      1080.3     1.63      0.14         1.71             South             15
OTD004    651276.1   4762875.0      1065.8     1.43      0.10         1.49             South             15
OTD005    650295.1   4762654.5      1100.0     0.57      0.79         1.07      Southwest(Far South)     15
OTD005    650278.3   4762638.5      1013.1     0.78      0.66         1.20      Southwest(Far South)     15
OTDQ05    650275.5   4762636.0       998.6     0.87      1.21         1.64      Southwest(Far South)     15
OTD007    651074.9   4762673.0       989.7     0.82      0.31         1.01             South             15
OTD009    650526.3   4763043.5       984.2     0.72      0.69         1.16           Southwest           15
OTD009    650526.3   4763054.5       943.2     0.55      0.72         1.01           Southwest          9.9
OTD010    650825.5   4763268.0      1048.7     0.58      0.69         1.02           Southwest           15
OTD010    650825.5   4763264.5      1034.2     0.84      1.57         1.84           Southwest           15
OTD010    650825.5   4763261.5      1023.0     0.72      1.36         1.59           Southwest          8.3
OTD018    651271.5   4763828.0      1004.2     1.09      0.06         1.13            Central            15
OTD159    651130.1   4764191.0       954.6     1.00      0.17         1.11            Central            15
OTD159    651128.4   4764191.0       834.7     0.96      0.29         1.14            Central            15
OTD159    651128.0   4764191.5       789.7     0.94      0.21         1.07            Central            15
OTD160    650717.1   4763173.5      1110.0     0.62      0.60         1.01           Southwest           15
OTD160    650722.0   4763180.5      1097.7     0.64      0.71         1.09           Southwest           15
OTD160    650726.8   4763188.0      1085.3     0.59      0.87         1.14           Southwest           15
OTD160    650731.7   4763194.5      1072.8     0.76      0.96         1.37           Southwest           15
OTD160    650736.6   4763201.5      1060.3     0.83      1.32         1.67           Southwest           15
OTD160    650741.5   4763208.0      1047.8     0.65      1.28         1.47           Southwest           15
OTD160    650746.4   4763214.5      1035.2     0.53      1.14         1.25           Southwest           15
OTD160    650751.3   4763221.0      1022.6     1.31      2.38         2.83           Southwest           15
OTD160    650756.1   4763227.0      1010.9     1.25      2.57         2.89           Southwest           13
OTD160    650764.5   4763237.0       990.8     0.79      2.36         2.30           Southwest           15
OTD160    650769.8   4763243.5       978.3     1.41      3.46         3.62           Southwest           15
OTD160    650775.1   4763249.5       965.8     0.91      2.33         2.39           Southwest           15
OTD160    650780.5   4763256.0       953.3     1.15      2.48         2.73           Southwest           15
OTD160    650785.8   4763262.5       940.9     0.99      3.54         3.24           Southwest           15
OTD160    650791.1   4763268.5       928.4     0.73      1.85         1.90           Southwest           15
OTD160    650796.5   4763275.5       915.9     0.84      2.28         2.29           Southwest           15
OTD160    650801.9   4763282.0       903.4     0.49      1.34         1.35           Southwest           15
OTD161    650804.0   4763125.0      1091.2     0.78      0.74         1.25           Southwest           15
OTD161    650838.0   4763173.5      1004.4     0.60      1.50         1.56           Southwest           15
OTD161    650842.9   4763180.5       992.2     0.78      2.56         2.42           Southwest           15
OTD161    650847.8   4763187.5       979.9     2.04      5.24         5.38           Southwest           15
OTD161    650852.8   4763194.5       967.6     0.52      1.68         1.59           Southwest           15
OTD161    650857.7   4763201.5       955.3     0.97      2.57         2.61           Southwest           15
OTD161    650862.6   4763208.5       943.0     0.47      1.50         1.42           Southwest           15
OTD161    650867.7   4763216.0       930.9     0.86      2.36         2.37           Southwest           15
OTD161    650872.9   4763222.5       918.9     0.75      2.40         2.28           Southwest           15
OTD161    650878.2   4763230.0       907.1     0.94      2.52         2.54           Southwest           15
OTD161    650883.6   4763238.0       895.4     0.65      1.82         1.81           Southwest           15
OTD161    650889.0   4763246.0       883.8     0.75      2.49         2.34           Southwest           15
OTD161    650898.3   4763259.0       864.8     0.66      2.43         2.21           Southwest           20
OTD161    650903.6   4763266.5       854.3     1.12      2.09         2.45           Southwest           15
OTD161    650909.4   4763275.0       843.1     0.68      1.77         1.81           Southwest           15
OTD162    650658.0   4763227.5      1098.7     0.49      0.84         1.02           Southwest           15
OTD162    650663.0   4763234.5      1086.4     0.57      1.06         1.25           Southwest           15
OTD162    650668.0   4763241.5      1074.0     0.76      1.05         1.43           Southwest           15
OTD162    650672.9   4763248.0      1061.6     0.58      0.98         1.21           Southwest           15
OTD162    650677.9   4763255.5      1049.2     1.10      2.16         2.48           Southwest           15
OTD162    650682.8   4763262.0      1036.7     0.86      1.98         2.12           Southwest           15
OTD162    650687.8   4763268.5      1024.2     0.67      1.53         1.64           Southwest           15
OTD162    650692.7   4763274.5      1011.6     1.03      2.63         2.71           Southwest           15
OTD162    650697.6   4763281.5       999.0     0.78      2.73         2.52           Southwest           15
OTD162    650702.5   4763288.0       986.5     1.03      4.07         3.63           Southwest           15
OTD162    650706.6   4763293.5       975.9     0.77      3.31         2.88           Southwest           10
OTD162    650728.0   4763320.5       921.5     0.72      1.36         1.58           Southwest           15
OTD163    650639.7   4763060.5       947.3     0.66      0.53         1.00           Southwest           15

 DHID      EAST       NORTH     ELEVATION   CU (%)   AU (g/t)   CU_EQUIV. (%)          DEPOSIT          LENGTH (m)
------   --------   ---------   ---------   ------   --------   -------------   ---------------------   ----------
OTD163   650644.4   4763067.0       934.6    0.67      0.68         1.10              Southwest             15
OTD163   650649.1   4763073.0       921.9    1.00      0.90         1.57              Southwest             15
OTD163   650653.7   4763079.5       909.1    0.78      0.79         1.28              Southwest             15
OTD163   650663.1   4763092.5       883.7    1.14      1.34         1.99              Southwest             15
OTD163   650667.8   4763098.5       871.0    0.95      1.84         2.13              Southwest             15
OTD163   650672.4   4763105.0       858.3    0.71      1.84         1.88              Southwest             15
OTD163   650679.2   4763114.5       839.6    0.40      1.08         1.09              Southwest             15
OTD164   651257.1   4762862.5       918.0    0.75      0.42         1.01                South               15
OTD165   650439.6   4762777.0      1043.7    0.77      0.55         1.12        Southwest (Far South)       15
OTD165   650579.8   4762942.0       795.3    0.75      0.55         1.10              Southwest             15
OTD166   650762.6   4763063.5      1020.8    0.60      1.04         1.27              Southwest             15
OTD166   650767.6   4763069.5      1008.2    0.75      1.07         1.43              Southwest             15
OTD166   650772.6   4763076.0       995.6    1.02      2.35         2.52              Southwest             15
OTD166   650780.6   4763086.5       975.6    1.14      4.04         3.72              Southwest             18
OTD166   650783.6   4763091.0       968.2    1.35      3.58         3.63              Southwest             15
OTD166   650788.8   4763097.5       955.8    1.14      4.26         3.86              Southwest             15
OTD166   650793.8   4763104.0       943.3    0.91      1.02         1.56              Southwest             15
OTD166   650798.9   4763111.0       931.1    0.70      0.64         1.11              Southwest             15
OTD166   650803.6   4763116.5       920.0    0.84      0.71         1.29              Southwest             12
OTD166   650807.0   4763121.5       911.9    0.76      2.13         2.11              Southwest              8
OTD166   650809.8   4763125.5       905.4    0.62      0.91         1.20              Southwest              8
OTD166   650815.3   4763133.0       892.8    0.96      0.39         1.21              Southwest             15
OTD166   650826.3   4763147.0       868.6    1.25      0.43         1.53              Southwest             15
OTD166   650832.0   4763154.0       856.5    0.68      1.12         1.40              Southwest             15
OTD166   650837.8   4763159.5       844.7    0.71      0.75         1.19              Southwest             14
OTD166   650843.6   4763166.0       833.2    0.65      1.27         1.45              Southwest             15
OTD166   650849.7   4763173.0       821.2    0.69      1.53         1.67              Southwest             15
OTD166   650855.8   4763180.0       809.2    0.94      1.77         2.07              Southwest             15
OTD166   650861.9   4763186.5       797.4    1.07      2.44         2.62              Southwest             15
OTD166   650868.3   4763193.0       785.6    0.98      2.24         2.41              Southwest             15
OTD166   650874.6   4763200.0       773.8    0.73      2.05         2.03                Wedge               15
OTD166   650881.0   4763206.5       762.0    0.80      1.99         2.07                Wedge               15
OTD166   650887.7   4763213.5       750.3    0.63      1.64         1.67                Wedge               15
OTD166   650894.5   4763220.5       738.7    0.69      1.63         1.73                Wedge               15
OTD167   650147.0   4762569.5      1048.6    0.66      0.64         1.07        Southwest (Far South)       15
OTD167   650154.1   4762575.0      1036.5    0.69      0.66         1.11        Southwest (Far South)       15
OTD167   650227.0   4762629.5       917.3    0.46      0.91         1.04        Southwest (Far South)       15
OTD171   650621.2   4763180.5      1003.3    0.44      1.09         1.14              Southwest             15
OTD171   650641.3   4763207.0       953.5    0.60      0.76         1.08              Southwest             15
OTD171   650646.2   4763214.0       941.0    0.90      1.98         2.16              Southwest             15
OTD171   650650.9   4763221.0       928.6    0.47      1.15         1.20              Southwest             15
OTD171   650655.6   4763228.0       916.1    0.86      2.66         2.56              Southwest             15
OTD171   650660.3   4763234.5       903.7    0.45      1.21         1.22              Southwest             15
OTD172   650616.5   4763151.5       879.2    0.70      1.06         1.38              Southwest             15
OTD172   650622.5   4763158.5       867.4    0.62      1.11         1.33              Southwest             15
OTD172   650628.5   4763166.0       855.7    0.69      1.52         1.66              Southwest             15
OTD172   650634.5   4763173.5       844.1    1.27      2.89         3.11              Southwest             15
OTD172   650640.6   4763180.5       832.4    1.06      1.93         2.29              Southwest             15
OTD172   650646.6   4763187.0       820.7    0.75      1.99         2.02              Southwest             15
OTD172   650652.8   4763194.5       809.2    1.00      3.38         3.16              Southwest             15
OTD172   650659.1   4763201.5       797.7    0.70      2.42         2.24              Southwest             15
OTD172   650665.5   4763209.0       786.2    0.68      2.16         2.06              Southwest             15
OTD172   650671.9   4763216.0       774.8    0.87      2.18         2.26              Southwest             15
OTD172   650678.3   4763223.5       763.5    0.49      1.14         1.22              Southwest             15
OTD172   650691.5   4763238.5       741.0    0.51      0.90         1.08              Southwest             15
OTD172   650698.4   4763246.5       730.0    0.59      0.72         1.05              Southwest             15
OTD173   650709.5   4762995.0       985.9    0.98      1.46         1.91              Southwest             15
OTD173   650714.5   4763001.0       975.6    0.47      0.91         1.05              Southwest             11
OTD174   650887.8   4763246.0      1053.0    0.75      0.66         1.17              Southwest             15
OTD175   650776.1   4763167.0      1123.0    0.57      0.70         1.02              Southwest             15
OTD176   650670.3   4763234.0      1090.8    0.46      1.00         1.10              Southwest             15
OTD176   650677.3   4763229.0      1078.5    0.73      1.08         1.42              Southwest             15
OTD176   650684.1   4763223.5      1066.2    0.65      0.74         1.12              Southwest             15

 DHID      EAST       NORTH     ELEVATION   CU (%)   AU (g/t)   CU_EQUIV. (%)          DEPOSIT          LENGTH (m)
------   --------   ---------   ---------   ------   --------   -------------   ---------------------   ----------
OTD176   650698.0   4763213.0      1041.7    0.67      0.96         1.28              Southwest             15
OTD176   650704.8   4763207.5      1029.4    0.83      1.42         1.73              Southwest             15
OTD176   650711.7   4763202.5      1017.1    0.73      1.24         1.52              Southwest             15
OTD176   650718.5   4763197.0      1004.8    0.80      1.44         1.71              Southwest             15
OTD176   650725.3   4763192.0       992.5    0.77      1.63         1.81              Southwest             15
OTD176   650732.1   4763186.5       980.3    0.83      2.06         2.15              Southwest             15
OTD176   650738.8   4763182.0       968.5    0.71      1.55         1.70              Southwest             14
OTD176   650743.9   4763178.0       959.5    0.86      1.31         1.69              Southwest              8
OTD176   650748.5   4763174.5       951.4    0.89      1.59         1.90              Southwest             12
OTD176   650756.3   4763168.0       937.7    0.90      1.74         2.01              Southwest             10
OTD176   650762.1   4763163.5       927.6    0.45      1.14         1.18              Southwest             15
OTD176   650768.7   4763158.5       916.3    0.47      0.91         1.05              Southwest             13
OTD176   650789.4   4763142.0       881.2    0.85      0.79         1.35              Southwest             15
OTD176   650801.9   4763132.0       860.2    0.75      0.97         1.37              Southwest              8
OTD176   650807.3   4763127.5       851.1    0.70      1.84         1.87              Southwest             15
OTD176   650813.0   4763123.0       841.6    0.58      1.54         1.56              Southwest              9
OTD177   650649.3   4763120.5       943.2    0.74      0.72         1.20              Southwest             15
OTD177   650656.1   4763115.5       930.8    0.71      0.98         1.34              Southwest             15
OTD177   650663.0   4763110.0       918.4    0.72      1.03         1.38              Southwest             15
OTD177   650669.9   4763105.5       905.9    0.76      1.63         1.80              Southwest             15
OTD177   650676.7   4763100.5       893.4    0.51      1.18         1.26              Southwest             15
OTD177   650683.6   4763096.0       881.0    0.70      1.29         1.53              Southwest             15
OTD177   650694.7   4763088.0       860.6    0.91      2.22         2.32              Southwest             19
OTD177   650719.4   4763070.5       815.2    0.81      1.06         1.49              Southwest             15
OTD177   650733.5   4763061.5       789.3    0.58      1.42         1.48              Southwest             15
OTD178   650687.3   4763231.0      1104.5    0.85      1.30         1.68              Southwest             15
OTD178   650679.0   4763237.0      1093.7    0.89      1.41         1.79              Southwest             15
OTD178   650670.7   4763243.5      1082.9    0.77      1.67         1.83              Southwest             15
OTD178   650654.0   4763256.0      1061.3    0.58      1.06         1.25              Southwest             15
OTD178   650645.7   4763262.0      1050.5    0.53      0.84         1.06              Southwest             15
OTD180   650374.4   4762823.0      1085.6    0.44      1.07         1.12        Southwest (Far South)       15
OTD180   650483.6   4762932.0       882.2    0.78      0.58         1.15              Southwest             15
OTD180   650491.3   4762938.0       870.8    0.71      0.82         1.23              Southwest             15
OTD180   650499.0   4762944.0       859.4    0.68      0.63         1.08              Southwest             15
OTD180   650555.2   4762984.5       780.8    0.69      0.74         1.16              Southwest             15
OTD180   650632.8   4763032.5       686.9    0.94      1.05         1.61              Southwest             15
OTD180   650642.0   4763038.5       676.8    1.19      1.20         1.96              Southwest             15
OTD180   650651.5   4763044.5       666.6    0.62      0.77         1.11              Southwest             15
OTD180   650660.8   4763050.5       656.4    0.97      1.20         1.74              Southwest             15
OTD180   650668.5   4763055.5       647.9    0.88      1.56         1.87              Southwest             10
OTD180   650687.3   4763069.0       627.9    1.22      2.12         2.57              Southwest             15
OTD180   650696.6   4763075.0       618.0    1.07      2.18         2.46              Southwest             15
OTD180   650705.8   4763081.5       608.1    1.74      4.46         4.59              Southwest             15
OTD180   650714.9   4763088.0       598.1    2.02      6.21         5.98              Southwest             15
OTD180   650724.0   4763094.5       588.3    1.64      5.24         4.99              Southwest             15
OTD180   650732.9   4763101.5       578.4    0.81      2.17         2.19              Southwest             15
OTD180   650741.8   4763108.5       568.6    0.64      1.45         1.56              Southwest             15
OTD180   650750.5   4763115.5       558.5    0.71      1.76         1.83              Southwest             15
OTD183   650834.4   4763127.0      1026.7    0.61      1.22         1.39              Southwest             15
OTD183   650830.5   4763130.0      1012.5    0.94      2.19         2.33              Southwest             15
OTD183   650826.4   4763133.0       998.3    0.71      1.99         1.98              Southwest             15
OTD183   650822.4   4763135.5       984.1    0.81      2.60         2.47              Southwest             15
OTD183   650818.4   4763138.0       969.9    0.66      2.30         2.13              Southwest             15
OTD183   650814.4   4763140.5       955.7    0.74      2.75         2.49              Southwest             15
OTD183   650810.6   4763143.0       941.5    1.17      3.10         3.15              Southwest             15
OTD183   650804.1   4763148.0       918.3    1.01      2.81         2.80              Southwest             19
OTD183   650801.6   4763150.0       909.3    1.24      0.89         1.80              Southwest             15
OTD183   650797.6   4763153.0       895.2    0.94      0.50         1.25              Southwest             15
OTD183   650793.7   4763156.0       881.0    0.90      0.78         1.40              Southwest             15
OTD183   650789.9   4763158.5       866.8    1.39      1.36         2.26              Southwest             15
OTD183   650786.0   4763161.5       852.7    1.65      0.99         2.28              Southwest             15
OTD183   650782.1   4763165.0       838.5    0.95      0.97         1.57              Southwest             15
OTD183   650778.5   4763167.5       824.4    0.63      0.63         1.03              Southwest             15

 DHID      EAST       NORTH     ELEVATION   CU (%)   AU (g/t)   CU_EQUIV. (%)    DEPOSIT    LENGTH (m)
------   --------   ---------   ---------   ------   --------   -------------   ---------   ----------
OTD183   650774.6   4763170.5       810.2    0.98      1.42         1.88        Southwest       15
OTD183   650770.9   4763174.0       796.0    1.22      2.53         2.84        Southwest       15
OTD183   650767.2   4763177.0       781.8    0.94      2.05         2.25        Southwest       15
OTD183   650763.4   4763179.5       767.6    1.35      1.97         2.60        Southwest       15
OTD183   650759.6   4763183.0       753.4    1.24      2.18         2.63        Southwest       15
OTD183   650756.1   4763186.0       739.8    0.86      2.19         2.26        Southwest       14
OTD183   650752.6   4763189.0       726.1    1.29      3.43         3.47        Southwest       15
OTD183   650748.8   4763192.0       711.9    0.95      2.50         2.54        Southwest       15
OTD183   650745.0   4763195.0       697.7    0.57      1.27         1.38        Southwest       15
OTD183   650741.2   4763198.0       683.5    0.53      0.96         1.15        Southwest       15
OTD183   650737.4   4763201.0       669.3    0.65      1.01         1.29        Southwest       15
OTD183   650733.6   4763204.0       655.1    0.64      1.09         1.33        Southwest       15
OTD183   650726.3   4763211.0       626.8    0.54      0.76         1.02        Southwest       15
OTD183   650722.5   4763214.0       612.7    0.69      1.88         1.88        Southwest       15
OTD184   650599.2   4763058.0       846.7    0.60      0.67         1.02        Southwest       15
OTD184   650610.3   4763049.5       779.7    0.80      0.52         1.13        Southwest       17
OTD184   650615.5   4763045.5       749.3    0.95      0.50         1.27        Southwest        8
OTD184   650621.0   4763041.5       717.5    1.34      0.88         1.90        Southwest       15
OTD184   650623.5   4763039.5       702.9    1.06      1.45         1.99        Southwest       15
OTD184   650626.0   4763037.5       688.2    0.92      1.08         1.61        Southwest       15
OTD184   650628.6   4763036.0       673.5    0.73      0.89         1.29        Southwest       15
OTD184   650631.2   4763034.0       658.9    1.07      1.45         1.99        Southwest       15
OTD184   650634.0   4763032.5       644.2    0.87      1.74         1.98        Southwest       15
OTD184   650636.6   4763031.0       629.5    0.81      1.69         1.88        Southwest       15
OTD184   650639.3   4763029.5       614.8    0.62      2.25         2.06        Southwest       15
OTD184   650642.1   4763028.0       600.2    0.96      2.93         2.82        Southwest       15
OTD184   650644.8   4763026.5       585.5    0.90      2.53         2.51        Southwest       15
OTD184   650647.5   4763025.0       570.8    0.62      2.25         2.05        Southwest       15
OTD184   650650.2   4763023.5       556.2    2.00      3.24         4.07        Southwest       15
OTD184   650653.0   4763022.0       541.5    0.75      2.45         2.31        Southwest       15
OTD184   650657.3   4763020.0       518.0    0.71      1.36         1.57        Southwest       18
OTD185   650498.0   4763225.0       813.9    0.74      0.75         1.22        Southwest       15
OTD185   650529.0   4763197.5       689.7    0.74      0.86         1.28        Southwest       15
OTD185   650532.3   4763194.5       675.4    0.79      0.84         1.32        Southwest       15
OTD185   650539.3   4763188.5       646.8    0.75      1.02         1.40        Southwest       15
OTD185   650542.6   4763185.5       632.5    0.66      1.20         1.42        Southwest       15
OTD185   650545.9   4763182.5       618.1    0.64      1.24         1.43        Southwest       15
OTD185   650549.3   4763180.0       603.8    0.77      1.69         1.84        Southwest       15
OTD185   650552.7   4763177.0       589.4    0.61      1.61         1.63        Southwest       15
OTD185   650558.2   4763173.0       566.5    0.58      1.41         1.48        Southwest       18
OTD185   650563.6   4763168.5       543.5    0.87      1.37         1.74        Southwest       15
OTD185   650567.0   4763166.0       529.2    0.56      0.89         1.13        Southwest       15
OTD185   650572.3   4763162.0       505.7    0.95      2.81         2.74        Southwest       19
OTD185   650574.5   4763160.5       496.5    0.96      3.77         3.36        Southwest       15
OTD185   650577.7   4763157.5       482.1    0.95      3.71         3.32        Southwest       15
OTD185   650580.9   4763155.0       467.7    0.83      3.28         2.92        Southwest       15
OTD185   650584.0   4763152.5       454.2    0.47      1.57         1.47        Southwest       13
OTD187   650830.3   4764111.5      1066.1    0.78      0.41         1.04         Central        15
OTD187   650834.5   4764066.0       988.5    0.66      0.55         1.01         Central        15
OTD187   650835.2   4764060.0       977.7    0.74      0.67         1.16         Central        10
OTD187   650840.6   4763997.0       868.3    0.74      0.80         1.25         Central        15
OTD187   650841.8   4763981.5       842.3    0.85      1.54         1.83         Central        15
OTD187   650842.3   4763974.0       829.3    0.79      1.18         1.54         Central        15
OTD187   650842.8   4763968.0       818.5    1.59      2.81         3.38         Central        10
OTD187   650843.3   4763962.0       807.6    0.84      1.86         2.03         Central        15
OTD187   650843.8   4763954.5       794.6    0.78      1.36         1.64         Central        15
OTD189   650718.2   4763089.5      1091.3    0.65      0.63         1.05        Southwest       15
OTD189   650718.2   4763089.5      1061.3    0.56      0.80         1.07        Southwest       15
OTD189   650718.2   4763089.5      1046.3    0.68      1.56         1.67        Southwest       15
OTD189   650718.2   4763089.5      1031.3    0.69      2.23         2.11        Southwest       15
OTD189   650718.2   4763089.5      1016.3    0.77      2.65         2.46        Southwest       15
OTD189   650718.2   4763089.5      1001.3    0.89      2.39         2.42        Southwest       15
OTD189   650718.2   4763089.5       971.3    0.86      1.93         2.09        Southwest       15

 DHID      EAST       NORTH     ELEVATION   CU (%)   AU (g/t)   CU_EQUIV. (%)          DEPOSIT          LENGTH (m)
------   --------   ---------   ---------   ------   --------   -------------   ---------------------   ----------
OTD189   650718.2   4763089.5       956.3    0.71      1.79              1.86         Southwest             15
OTD189   650718.2   4763089.5       941.3    0.75      1.98              2.01         Southwest             15
OTD189   650718.2   4763089.5       926.3    1.13      2.84              2.94         Southwest             15
OTD189   650718.2   4763089.5       911.3    0.86      2.29              2.32         Southwest             15
OTD189   650718.2   4763089.5       896.3    0.53      1.29              1.35         Southwest             15
OTD189   650718.2   4763089.5       881.3    0.78      1.78              1.92         Southwest             15
OTD190   650527.0   4763110.5       808.9    0.82      0.54              1.16         Southwest             15
OTD190   650530.1   4763108.0       794.5    0.79      0.49              1.10         Southwest             15
OTD190   650552.5   4763087.0       694.0    0.47      0.83              1.00         Southwest             15
OTD190   650555.8   4763084.0       679.7    0.57      0.95              1.18         Southwest             15
OTD190   650559.0   4763081.0       665.3    0.58      1.00              1.22         Southwest             15
OTD190   650562.1   4763078.0       651.0    0.50      0.93              1.09         Southwest             15
OTD190   650565.3   4763075.5       636.6    0.56      1.05              1.22         Southwest             15
OTD190   650583.0   4763058.0       555.3    0.39      1.19              1.15         Southwest             15
OTD190   650586.3   4763055.5       541.0    0.35      1.32              1.19         Southwest             15
OTD190   650589.4   4763052.5       526.7    0.39      1.25              1.19         Southwest             15
OTD190   650592.5   4763049.5       512.3    0.50      1.96              1.75         Southwest             15
OTD190   650595.6   4763046.5       498.0    0.59      2.44              2.15         Southwest             15
OTD190   650598.8   4763043.0       483.6    0.54      1.59              1.55         Southwest             15
OTD190   650601.8   4763040.0       469.3    0.74      2.35              2.24         Southwest             15
OTD190   650604.9   4763037.0       454.9    0.37      1.38              1.25         Southwest             15
OTD190   650607.8   4763034.5       440.6    0.36      1.13              1.08         Southwest             15
OTD190   650613.9   4763028.0       411.9    0.42      1.61              1.45         Southwest             15
OTD190   650616.7   4763025.5       398.5    0.66      1.14              1.39         Southwest             13
OTD193   651323.5   4764276.0      1052.7    1.05      0.08              1.10          Central              15
OTD193   651323.1   4764268.5      1039.7    1.24      0.08              1.29          Central              15
OTD193   651322.7   4764261.0      1026.7    1.07      0.06              1.11          Central              15
OTD193   651322.1   4764253.5      1013.7    2.01      0.07              2.06          Central              15
OTD193   651321.6   4764246.0      1000.7    1.87      0.08              1.92          Central              15
OTD196   650925.5   4764104.0      1006.6    1.18      0.12              1.25          Central              15
OTD196   650931.3   4764044.0       888.1    1.17      0.64              1.58          Central              15
OTD196   650932.3   4764037.0       874.6    1.09      0.73              1.55          Central              15
OTD196   650933.3   4764030.5       861 2    1.00      0.94              1.60          Central              15
OTD196   650933.3    47640240       847.9    0.94      0.27              1.12          Central              15
OTD196   650933.4   4764016.5       834.5    1.07      0.09              1.13          Central              15
OTD196   650935.4   4763984.5       772.1    0.70      0.76              1.18          Central               9
OTD197   650335.9   4762776.0       898.1    0.86      0.55              1.21   Southwest (Far South)       15
OTD197   650335.9   4762776.0       883.1    0.64      0.59              1.01   Southwest (Far South)       15
OTD197   650335.9   4762776.5       838.1    0.58      0.84              1.12   Southwest (Far South)       15
OTD200   650359.4   4763057.5       563.1    0.65      1.23              1.44         Southwest             15
OTD200   650376.4   4763034.5       493.8    0.47      1.54              1.45         Southwest             15
OTD200   650379.9   4763029.5       480.0    0.50      1.91              1.71         Southwest             15
OTD200   650383.4   4763024.5       466.2    0.39      1.26              1.19         Southwest             15
OTD200   650386.8   4763020.0       452.4    0.68      1.89              1.88         Southwest             15
OTD200   650390.3   4763015.0       438.6    0.70      2.05              2.01         Southwest             15
OTD200   650393.7   4763010.0       424.8    0.71      1.97              1.96         Southwest             15
OTD200   650397.3   4763004.5       411.0    0.54      1.11              1.25         Southwest             15
OTD200   650400.3   4763000.5       399.0    0.75      2.17              2.13         Southwest             11
OTD200   650409.9   4762986.0       357.7    0.34      1.32              1.18         Southwest             15
OTD200   650420.6   4762969.5       312.9    0.56      1.71              1.65         Southwest             15
OTD200   650428.1   4762957.0       279.7    0.67      2.21              2.08         Southwest             15
OTD200   650431.4   4762952.0       265.9    0.52      1.85              1.70         Southwest             15
OTD200   650434.8   4762947.5       252.1    0.41      1.36              1.28         Southwest             15
OTD202   650929.3   4763952.5       914.4    0.80      0.35              1.02          Central              15
OTD202   650929.2   4763942.0       893.6    0.94      0.40              1.19          Central              17
OTD202   650929.1    47639320       875.5    1.41      1.28              2.23          Central              15
OTD202   650928.9   4763925.0       862.3    1.14      0.89              1.71          Central              15
OTD202   650928.7   4763918.0       849.0    1.14      1.10              1.84          Central              15
OTD202   650928.6   4763910.5       835.8    0.97      0.46              1.26          Central              15
OTD202   650928.3   4763903.5        8226    0.99      0.55              1.34          Central              15
OTD203   650639.0   4763380.0      1008.8    1.21      1.08              1.89         Southwest             19
OTD204   650182.6   4762653.0       923.4    0.71      0.69              1.15   Southwest (Far South)       15
OTD204   650188.5   4762648.0       910.5    0.59      0.88              1.15   Southwest (Far South)       15

 DHID      EAST       NORTH     ELEVATION   CU (%)   AU (g/t)   CU_EQUIV. (%)    DEPOSIT    LENGTH (m)
------   --------   ---------   ---------   ------   --------   -------------   ---------   ----------
OTD206   650927.6   4763882.0       978.4    1.07      0.42              1.33    Central        15
OTD207   650827.2   4764026.0      1092.4    1.72      0.15              1.82    Central        15
OTD207   650827.6   4764018.5      1079.2    0.97      0.10              1.04    Central        15
OTD207   650836.1   4763927.5       895.6    0.75      0.80              1.26    Central        15
OTD207   650836.8   4763921.0       882.0    1.11      1.08              1.80    Central        15
OTD207   650838.2   4763906.5       852.2    1.08      1.57              2.08    Central        15
OTD207   650839.0   4763896.0       831.1    1.34      0.88              1.91    Central        17
OTD210   650822.9   4764115.5       878.8    0.82      0.92              1.41    Central        10
OTD210   650822.8   4764110.0       867.5    0.86      0.81              1.37    Central        15
OTD210   650822.6   4764103.0       854.0    0.68      0.82              1.21    Central        15
OTD211   650923.0   4764165.0       932.0    1.10      0.04              1.12    Central        15
OTD211   650923.0   4764157.5       919.0    1.19      0.12              1.27    Central        15
OTD211   650922.8   4764150.0       906.0    1.55      0.28              1.72    Central        15
OTD211   650922.8   4764142.5       893.0    1.71      0.17              1.81    Central        15
OTD211   650922.8   4764134.5       880.1    1.95      0.10              2.01    Central        15
OTD211   650923.0   4764127.5       867.0    1.02      0.05              1.05    Central        15
OTD211   650923.1   4764120.0       853.9    0.98      0.04              1.00    Central        15
OTD211   650923.4   4764113.0       840.7    1.01      0.05              1.05    Central        15
OTD211   650926.5   4764045.5       709.6    0.69      0.64              1.10    Central        14
OTD216   651025.6   4764179.0       958.3    1.10      0.07              1.14    Central        15
OTD216   651025.6   4764126.5       867.4    0.93      0.13              1.02    Central        15
OTD216   651025.6   4764096.5       815.4    1.04      0.05              1.07    Central        15
OTD217   651023.4   4764112.0       994.8    1.00      0.10              1.06    Central        15
OTD217   651023.2   4764105.5       981.4    2.32      0.07              2.36    Central        15
OTD217   651023.0   4764099.0       967.9    2.05      0.06              2.08    Central        15
OTD217   651022.5   4764086.0       940.9    0.98      0.05              1.01    Central        15
OTD217   651015.7   4764005.5       773.4    0.78      0.48              1.09    Central        12
OTD217   651014.8   4764000.0       761.2    0.81      0.30              1.00    Central        15
OTD219   651143.1   4763398.0       973.5    0.96      0.06              1.00     Wedge         15
OTD219   651195.5   4763350.0       858.9    1.00      0.03              1.02     Wedge         15
OTD219   651201.7   4763344.5       846.6    1.25      0.04              1.28     Wedge         15
OTD219   651207.6   4763338.0       834.4    1.48      0.07              1.53     Wedge         15
OTD219   651213.6    47633320       822.1    1.14      0.06              1.18     Wedge         15
OTD219   651225.1   4763318.5       797.9    1.50      0.05              1.53     Wedge         15
OTD219   651248.6   4763289.5       750.9    1.17      0.02              1.18     Wedge         15
OTD226   650932.5   4764353.5       921.0    2.02      0.55              2.37    Central        15
OTD226   650933.1   4764346.5       907.9    2.19      0.25              2.35    Central        15
OTD226   650933.8   4764339.0       894.8    2.48      0.43              2.75    Central        15
OTD226   650946.8   4764224.5       683.3    0.64      0.96              1.25    Central        15
OTD226   650947.8   4764217.5       670.1    1.55      2.29              3.01    Central        15
OTD226   650948.7   4764210.5       657.8    1.19      1.17              1.93    Central        13
OTD226   650952.9   4764179.0       598.1    0.71      0.85              1.25    Central        15
OTD231   650591.8   4763284.5       836.6    1.29      1.97              2.55   Southwest       15
OTD231   650598.6   4763277.5       814.5    0.77      1.82              1.93   Southwest       18
OTD231   650603.5   4763273.0       798.9    1.04      2.46              2.61   Southwest       15
OTD231   650607.8   4763269.0       785.1    2.13      5.53              5.66   Southwest       15
OTD231   650620.9   4763257.0       743.8    1.08      3.11              3.06   Southwest       15
OTD231   650625.4   4763253.0       730.0    1.27      3.79              3.69   Southwest       15
OTD231   650629.9   4763249.0       716.3    0.78      2.19              2.17   Southwest       15
OTD231   650649.7   4763230.0       655.1    0.85      1.25              1.65   Southwest       15
OTD231   650654.0   4763225.5       641.4    0.83      1.63              1.87   Southwest       15
OTD231   650660.7   4763218.5       620.0    0.74      1.18              1.49   Southwest       17
OTD231   650671.8   4763206.5       585.1    0.70      2.09              2.03   Southwest       15
OTD231   650676.1   4763202.0       571.5    1.00      2.29              2.46   Southwest       15
OTD231   650680.5   4763197.5       557.8    0.83      1.23              1.61   Southwest       15
OTD231   650684.7   4763193.0       544.2    0.59      0.87              1.15   Southwest       15
OTD233   651217.9   4762835.5      1116.4    1.19      0.15              1.29     South         15
OTD233   651195.3   4762852.5      1034.2    0.97      0.08              1.03     South         15
OTD242   651327.6   4764345.0      1016.2    1.13      0.07              1.17    Central        15
OTD242   651327.8   4764337.5      1003.2    1.95      0.09              2.01    Central        15
OTD242   651328.0   4764330.0       990.2    1.83      0.08              1.88    Central        15
OTD242   651328.2   4764322.5       977.2    1.54      0.07              1.59    Central        15
OTD242   651328.5   4764315.0       964.2    1.79      0.07              1.83    Central        15

 DHID      EAST       NORTH     ELEVATION   CU (%)   AU (g/t)   CU_EQUIV. (%)    DEPOSIT    LENGTH (m)
------   --------   ---------   ---------   ------   --------   -------------   ---------   ----------
OTD245   650670.5   4763239.5       785.7    0.63      0.90              1.20   Southwest       15
OTD245   650676.3   4763234.5       772.7    0.61      0.91              1.19   Southwest       15
OTD245   650682.1   4763230.0       759.7    0.58      1.02              1.23   Southwest       15
OTD245   650693.8   4763220.5       733.8    0.64      0.98              1.26   Southwest       15
OTD245   650699.6   4763216.0       720.8    0.60      1.77              1.72   Southwest       15
OTD245   650705.5   4763211.0       707.8    0.69      2.29              2.15   Southwest       15
OTD245   650711.2   4763207.0       694.8    0.70      2.00              1.97   Southwest       15
OTD245   650717.1   4763202.0       681.8    0.60      1.81              1.75   Southwest       15
OTD245   650722.9   4763197.5       668.8    0.69      1.74              1.80   Southwest       15
OTD245   650728.7   4763192.5       655.8    0.70      0.60              1.08   Southwest       15
OTD245   650734.5   4763188.0       642.8    0.61      0.75              1.08   Southwest       15
OTD245   650740.4   4763183.5       629.8    0.64      1.43              1.55   Southwest       15
OTD247   651226.3   4764340.0      1079.5    0.98      0.07              1.02    Central        15
OTD247   651215.7   4764140.5       740.2    0.92      0.18              1.03    Central        20
OTD249   650838.8   4764061.0      1069.0    0.89      0.35              1.12    Central        15
OTD249   650830.4   4764060.5      1059.8    1.04      0.59              1.41    Central        10
OTD249   650822.0   4764060.0      1050.5    1.03      0.63              1.43    Central        15
OTD249   650812.1   4764060.0      1039.3    0.64      0.57              1.00    Central        15
OTD251   650540.5   4763314.5       674.4    0.69      0.59              1.06   Southwest       15
OTD251   650545.3   4763310.5       660.8    0.63      0.59              1.00   Southwest       15
OTD251   650565.9   4763291.5       602.0    0.93      1.23              1.71   Southwest       16
OTD251   650613.6   4763245.0       457.4    0.77      1.33              1.62   Southwest       11
OTD251   650617.3   4763241.5       445.6    0.76      1.33              1.60   Southwest       15
OTD252   650560.6   4763185.0       933.1    0.89      0.75              1.37   Southwest       15
OTD252   650565.2   4763182.0       919.3    1.03      0.70              1.47   Southwest       15
OTD252   650572.6   4763176.5       897.7    0.91      0.73              1.38   Southwest       17
OTD252   650584.5   4763168.0       863.3    0.59      0.80              1.10   Southwest       15
OTD252   650589.3   4763164.0       849.5    0.82      1.70              1.90   Southwest       15
OTD252   650594.2   4763160.5       835.8    0.71      1.14              1.43   Southwest       15
OTD252   650599.1   4763156.5       822.1    0.81      1.46              1.74   Southwest       15
OTD252   650603.0   4763153.5       811.2    1.64      2.71              3.37   Southwest        9
OTD252   650607.0   4763150.5       800.3    1.50      2.10              2.84   Southwest       15
OTD252   650611.3   4763147.0       788.4    0.90      1.04              1.56   Southwest       11
OTD252   650656.5   4763112.0       670.8    0.80      2.28              2.26   Southwest       15
OTD252   650661.8   4763106.5       657.5    1.00      2.18              2.39   Southwest       15
OTD252   650667.0   4763101.5       644.4    1.03      2.54              2.65   Southwest       15
OTD252   650672.1   4763096.5       631.3    0.68      1.74              1.79   Southwest       15
OTD252   650677.3   4763091.5       618.1    1.14      2.44              2.70   Southwest       15
OTD252   650682.5   4763086.0       605.2    2.55      6.45              6.66   Southwest       15
OTD252   650687.6   4763080.5       592.3    2.31      5.28              5.68   Southwest       15
OTD252   650695.6   4763071.0       572.2    1.51      4.33              4.27   Southwest       17
OTD252   650699.6   4763066.0       562.1    0.96      2.32              2.44   Southwest       10
OTD258   651026.2   4764308.0       983.4    1.03      0.09              1.09    Central        15
OTD258   651026.6   4764286.0       944.2    1.17      0.14              1.26    Central        15
OTD258   651026.6   4764278.5       931.2    0.90      0.32              1.11    Central        15
OTD258   651026.6   4764263.0       905.2    1.47      0.26              1.63    Central        15
OTD258   651026.6   4764256.0       892.2    1.70      0.50              2.02    Central        15
OTD258   651026.5   4764248.5       879.2    1.70      0.45              1.99    Central        15
OTD258   651026.4   4764240.5       866.2    2.03      0.35              2.25    Central        15
OTD258   651026.3   4764233.0       853.2    1.80      0.23              1.95    Central        15
OTD258   651026.1   4764225.5       840.3    1.56      0.19              1.68    Central        15
OTD258   651026.0   4764218.0       827.3    1.30      0.22              1.44    Central        15
OTD258   651023.9   4764156.5        7245    1.49      0.20              1.61    Central        15
OTD258   651023.6   4764148.0       711.8    1.11      0.16              1.21    Central        15
OTD258   651023.1   4764115.5       660.3    0.88      0.20              1.01    Central        15
OTD262   650927.2   4764331.5      1070.9    1.24      0.05              1.27    Central        15
OTD262   650917.1   4764221.5       909.0    0.84      0.69              1.28    Central        15
OTD262   650914.1   4764198.0       875.4    1.07      0.10              1.13    Central        15
OTD262   650913.1   4764189.5       863.1    1.47      0.06              1.51    Central        15
OTD262   650912.2   4764181.0       850.8    1.45      0.12              1.53    Central        15
OTD262   650911.3   4764172.0       838.5    1.54      0.18              1.66    Central        15
OTD262   650910.5   4764163.5       826.3    2.12      0.16              2.22    Central        15
OTD262   650904.7   4764103.0       740.2    0.85      0.31              1.05    Central        15

 DHID      EAST       NORTH     ELEVATION   CU (%)   AU (g/t)   CU_EQUIV. (%)    DEPOSIT    LENGTH (m)
------   --------   ---------   ---------   ------   --------   -------------   ---------   ----------
OTD262   650903.6   4764094.5       728.0    0.80      0.55              1.15    Central        15
OTD264   650480.6   4763341.0       417.2    0.57      1.29              1.39   Southwest       15
OTD265   651202.3   4762916.0      1005.8    1.06      0.18              1.17     South         15
OTD269   651325.2   4762659.0      1032.6    0.91      0.16              1.01     South         15
OTD269   651313.2   4762645.0       998.9    0.95      0.51              1.27     South         17
OTD269   651310.6   4762642.0       991.5    0.94      0.15              1.03     South         15
OTD271   651125.5   4764213.5       812.8    0.86      0.22              1.00    Central        15
OTD271   651121.3   4764138.0       654.7    0.96      0.55              1.31    Central        15
OTD271   651120.1   4764119.0       614.0    1.04      0.47              1.33    Central        15
OTD274   650483.1   4763144.5       647.0    0.70      1.00              1.33   Southwest       15
OTD274   650486.5   4763141.5       632.7    0.86      1.21              1.63   Southwest       15
OTD274   650490.0   4763138.5       618.4    0.80      1.48              1.75   Southwest       15
OTD274   650493.5   4763136.0       604.1    0.72      1.59              1.73   Southwest       15
OTD274   650497.0   4763133.5       589.7    0.56      1.16              1.30   Southwest       15
OTD274   650500.4   4763130.5       575.4    0.75      1.58              1.76   Southwest       15
OTD274   650503.9   4763127.5       561.1    0.91      2.48              2.49   Southwest       15
OTD274   650509.2   4763123.5       539.1    0.52      2.01              1.80   Southwest       16
OTD274   650511.0   4763122.0       531.5    0.61      1.27              1.42   Southwest       15
OTD274   650524.6   4763110.0       474.3    0.51      1.09              1.20   Southwest       15
OTD274   650528.0   4763107.0       460.0    0.58      1.22              1.36   Southwest       15
OTD275   651126.8   4764113.5       993.4    1.06      0.14              1.15    Central        15
OTD275   651114.5   4763944.5       648.1    0.44      1.20              1.21    Central        15
OTD276   650523.9   4762988.0       664.4    0.52      1.05              1.19   Southwest       15
OTD276   650528.0   4762985.0       650.3    0.61      1.18              1.36   Southwest       15
OTD276   650532.0   4762982.0       636.2    0.43      0.90              1.00   Southwest       15
OTD276   650535.9   4762979.0       622.1    0.49      1.23              1.28   Southwest       15
OTD276   650543.4   4762972.5       593.8    0.41      0.94              1.00   Southwest       15
OTD276   650547.0   4762968.5       579.7    0.50      1.14              1.23   Southwest       15
OTD276   650550.7   4762965.0       565.5    0.77      2.17              2.15   Southwest       15
OTD276   650554.3   4762962.0       551.4    0.53      1.13              1.25   Southwest       15
OTD276   650558.0   4762958.5       537.3    0.47      1.28              1.29   Southwest       15
OTD276   650561.7   4762955.0       523.2    0.30      1.19              1.06   Southwest       15
OTD276   650572.9   4762944.5       480.8    0.41      1.14              1.14   Southwest       15
OTD276   650576.6   4762941.5       466.7    0.37      1.14              1.10   Southwest       15
OTD276   650583.6   4762935.0       441.8    0.38      1.84              1.55   Southwest        8
OTD277   650537.2   4763203.5       882.4    0.95      1.25              1.74   Southwest       15
OTD277   650542.0   4763199.5       868.7    0.95      1.06              1.63   Southwest       15
OTD277   650547.0   4763196.0       854.9    1.08      1.79              2.22   Southwest       15
OTD277   650551.9   4763192.5       841.2    1.08      2.47              2.65   Southwest       15
OTD277   650556.8   4763188.0       827.6    1.53      3.01              3.45   Southwest       15
OTD277   650561.8   4763184.5       813.9    0.92      2.41              2.46   Southwest       15
OTD277   650566.6   4763181.5       800.1    1.18      2.99              3.08   Southwest       15
OTD277   650571.6   4763178.0       786.4    1.32      3.23              3.37   Southwest       15
OTD277   650575.5   4763175.0       775.4    3.25      6.68              7.51   Southwest        9
OTD277   650579.5   4763172.5       764.5    1.55      2.50              3.14   Southwest       15
OTD277   650584.1   4763169.5       751.7    0.90      1.35              1.76   Southwest       13
OTD277   650617.4   4763145.5       661.4    0.58      0.90              1.15   Southwest       15
OTD277   650635.3   4763132.5       613.4    0.63      1.24              1.42   Southwest       15
OTD277   650640.4   4763128.5       599.8    1.17      1.83              2.34   Southwest       15
OTD277   650645.5   4763125.0       586.2    1.03      1.94              2.27   Southwest       15
OTD277   650650.7   4763121.0       572.7    1.09      2.71              2.82   Southwest       15
OTD277   650655.9   4763117.5       559.1    1.38      3.80              3.80   Southwest       15
OTD277   650661.1   4763114.0       545.6    1.07      3.70              3.43   Southwest       15
OTD277   650666.3   4763110.0       532.1    0.70      1.36              1.56   Southwest       15
OTD277   650671.5   4763106.0       518.6    0.73      1.73              1.83   Southwest       15
OTD277   650676.8   4763102.0       505.1    0.88      1.89              2.09   Southwest       15
OTD277   650682.0   4763098.0       491.6    0.51      1.61              1.54   Southwest       15
OTD277   650687.1   4763094.0       478.1    0.80      2.37              2.31   Southwest       15
OTD279   651193.4   4762640.0      1035.3    1.39      0.28              1.57     South         15
OTD279   651188.7   4762634.5      1022.2    1.28      0.15              1.37     South         15
OTD279   651184.0   4762629.5      1009.1    1.13      0.20              1.26     South         15
OTD279   651179.3   4762624.0       995.9    0.92      0.17              1.03     South         15
OTD279   651175.7   4762619.5       985.9    0.95      0.80              1.46     South          8

 DHID      EAST       NORTH     ELEVATION   CU (%)   AU (g/t)   CU_EQUIV. (%)    DEPOSIT    LENGTH (m)
------   --------   ---------   ---------   ------   --------   -------------   ---------   ----------
OTD280   650827.0   4764210.5       913.3    0.63      0.65              1.04    Central        15
OTD280   650826.6   4764204.0       900.2    0.74      0.83              1.27    Central        15
OTD280   650824.4   4764178.5       856.9    1.66      0.44              1.94    Central        15
OTD280   650824.3   4764171.0       843.9    1.16      0.58              1.52    Central        15
OTD280   650824.1   4764164.0       830.9    0.63      0.61              1.02    Central        15
OTD280   650824.0   4764156.0       817.9    1.02      1.58              2.03    Central        15
OTD280   650823.8   4764148.5       804.9    1.39      1.95              2.63    Central        15
OTD280   650823.6   4764141.0       791.8    1.19      1.60              2.21    Central        15
OTD280   650822.4   4764119.0       752.7    0.78      0.39              1.03    Central        15
OTD281   651336.3   4762858.0       805.5    1.20      0.28              1.38     South         15
OTD283   650754.1   4763052.5      1033.8    0.56      0.76              1.04   Southwest       15
OTD283   650765.1   4763043.5      1014.5    0.55      1.10              1.25   Southwest       18
OTD283   650841.5   4762979.5       880.1    0.71      0.46              1.00     Wedge         15
OTD284   651036.8   4764372.5       901.4    1.12      0.54              1.46    Central        15
OTD284   651037.3   4764366.0       887.8    1.60      0.43              1.88    Central        15
OTD284   651037.9   4764359.0       874.2    1.33      0.26              1.49    Central        15
OTD284   651038.4   4764353.5       860.6    1.09      0.27              1.27    Central        15
OTD284   651039.0   4764347.0       847.0    1.62      0.47              1.92    Central        15
OTD284   651039.5   4764340.5       833.4    1.45      1.21              2.23    Central        15
OTD284   651040.0   4764334.5       819.8    1.26      0.40              1.51    Central        15
OTD288   650585.8   4763301.5      1100.0    0.81      0.97              1.43   Southwest       15
OTD288   650592.0   4763298.0      1087.0    0.69      0.76              1.18   Southwest       15
OTD288   650643.8   4763260.5       978.3    1.09      1.34              1.94   Southwest       15
OTD288   650650.1   4763256.0       965.5    0.49      0.95              1.10   Southwest       15
OTD288   650656.5   4763251.0       952.8    0.76      1.73              1.86   Southwest       15
OTD288   650662.9   4763246.5       940.0    0.83      2.09              2.16   Southwest       15
OTD288   650669.2   4763241.5       927.3    1.35      2.94              3.23   Southwest       15
OTD288   650675.5   4763237.0       914.6    0.93      2.13              2.29   Southwest       15
OTD288   650681.6   4763232.0       902.0    1.03      2.83              2.83   Southwest       15
OTD288   650687.7   4763226.5       889.4    1.11      2.97              3.01   Southwest       15
OTD288   650693.8   4763221.0       876.7    1.40      2.91              3.25   Southwest       15
OTD288   650703.8   4763212.0       856.2    0.67      1.58              1.68   Southwest       19
OTD288   650707.5   4763208.5       848.2    1.26      1.38              2.14   Southwest       15
OTD288   650713.8   4763203.0       835.7    1.24      1.58              2.25   Southwest       15
OTD288   650720.1   4763197.5       823.2    1.17      1.88              2.37   Southwest       15
OTD288   650726.5   4763192.5       810.8    1.63      3.17              3.65   Southwest       15
OTD288   650733.0   4763187.0       798.3    1.23      2.95              3.11   Southwest       15
OTD288   650739.3   4763182.0       785.8    1.26      1.70              2.35   Southwest       15
OTD288   650745.7   4763176.0       773.4    1.12      0.69              1.56   Southwest       15
OTD288   650755.1   4763168.0       755.3    1.02      1.85              2.20   Southwest       15
OTD288   650761.4   4763162.5       743.0    0.55      1.13              1.27   Southwest       15
OTD288   650795.7   4763130.0       676.8    0.53      1.09              1.23     Wedge          8
OTD290   651122.5   4764391.5       937.6    1.04      0.17              1.15    Central        15
OTD290   651122.0   4764385.5       923.8    1.06      0.11              1.13    Central        15
OTD290   651121.5   4764379.0       910.1    1.73      0.14              1.82    Central        15
OTD290   651115.9   4764328.5       790.5    1.05      0.31              1.25    Central        15
OTD290   651115.2   4764322.5       776.6    0.86      0.34              1.08    Central        15
OTD291   650664.5   4763119.5      1070.6    0.75      0.72              1.21   Southwest       15
OTD291   650671.6   4763114.5      1058.4    0.62      0.94              1.22   Southwest       15
OTD291   650678.7   4763109.0      1046.2    0.89      1.44              1.80   Southwest       15
OTD291   650685.9   4763104.0      1034.0    1.00      2.09              2.34   Southwest       15
OTD291   650693.1   4763099.0      1021.8    0.75      1.83              1.91   Southwest       15
OTD291   650700.3   4763094.0      1009.7    0.82      1.54              1.80   Southwest       15
OTD291   650707.4   4763089.0       997.6    0.84      1.71              1.93   Southwest       15
OTD291   650714.6   4763083.5       985.6    0.53      1.04              1.20   Southwest       15
OTD291   650721.8   4763078.5       973.5    0.56      1.35              1.42   Southwest       15
OTD291   650729.0   4763072.5       961.5    0.76      2.34              2.25   Southwest       15
OTD291   650736.2   4763067.0       949.5    0.88      2.51              2.48   Southwest       15
OTD291   650743.4   4763061.5       937.6    0.60      1.81              1.76   Southwest       15
OTD291   650750.6   4763056.0       925.7    0.93      2.17              2.31   Southwest       15
OTD292   650759.1   4763175.5      1065.3    0.58      0.78              1.08   Southwest       15
OTD292   650790.7   4763150.5      1020.8    0.54      0.84              1.07   Southwest       15
OTD292   650798.6   4763144.5      1009.7    0.67      1.48              1.62   Southwest       15

 DHID      EAST       NORTH     ELEVATION   CU (%)   AU (g/t)   CU_EQUIV. (%)    DEPOSIT    LENGTH (m)
------   --------   ---------   ---------   ------   --------   -------------   ---------   ----------
OTD292   650806.5   4763138.0       998.6    0.75      1.81              1.90   Southwest       15
OTD292   650814.3   4763132.0       987.5    0.79      2.30              2.25   Southwest       15
OTD292   650820.8   4763127.0       978.7    1.05      3.38              3.20   Southwest        9
OTD294   650931.5   4763987.0       804.4    1.07      0.57              1.43    Central        15
OTD294   650931.5   4763987.0       789.4    0.89      0.50              1.21    Central        15
OTD297   650529.6   4763214.0      1102.6    0.65      0.88              1.21   Southwest       15
OTD297   650533.8   4763211.5      1091.7    0.51      0.98              1.14   Southwest        9
OTD297   650579.1   4763178.5       974.5    0.67      0.52              1.00   Southwest       15
OTD297   650584.5   4763174.5       961.1    0.72      0.63              1.12   Southwest       15
OTD297   650589.8   4763170.0       947.7    0.66      0.61              1.05   Southwest       15
OTD297   650594.8   4763166.0       934.0    1.28      1.04              1.94   Southwest       15
OTD297   650599.9   4763163.0       920.4    0.87      0.69              1.31   Southwest       15
OTD297   650610.0   4763155.5       893.1    0.76      0.79              1.26   Southwest       15
OTD297   650620.0   4763147.5       865.8    0.85      1.16              1.59   Southwest       15
OTD297   650625.0   4763143.5       852.2    0.93      1.47              1.87   Southwest       15
OTD297   650630.0   4763140.0       838.6    0.84      1.75              1.96   Southwest       15
OTD297   650634.9   4763136.5       825.0    0.60      1.12              1.31   Southwest       15
OTD297   650639.8   4763132.5       811.3    0.77      1.79              1.91   Southwest       15
OTD297   650643.4   4763129.0       800.4    0.56      1.45              1.48   Southwest        9
OTD297   650654.6   4763118.5       767.1    0.56      0.77              1.05   Southwest       19
OTD297   650675.4   4763102.5       708.3    0.75      1.40              1.65   Southwest       15
OTD297   650686.8   4763092.5       674.6    0.97      2.22              2.38   Southwest       15
OTD297   650691.3   4763088.0       660.9    1.04      2.68              2.75   Southwest       15
OTD297   650695.8   4763083.5       647.2    1.30      3.64              3.62   Southwest       15
OTD297   650700.3   4763079.0       633.6    2.01      5.32              5.40   Southwest       15
OTD297   650704.6   4763075.0       619.9    1.78      5.21              5.10   Southwest       15
OTD297   650711.6   4763068.0       598.6    1.86      6.29              5.87   Southwest       17
OTD299   651227.8   4764384.5       979.6    1.01      0.11              1.08    Central        15
OTD301   650286.1   4762949.5       530.5    0.48      0.84              1.01   Southwest       15
OTD301   650289.3   4762946.5       516.2    0.63      1.08              1.32   Southwest       15
OTD301   650300.1   4762936.0       466.5    0.47      0.99              1.10   Southwest       15
OTD301   650342.7   4762892.0       258.3    0.41      1.20              1.18   Southwest       15
OTD301   650360.1   4762873.0       165.8    0.43      1.27              1.24   Southwest       15
OTD301   650362.7   4762870.0       151.3    0.37      1.33              1.22   Southwest       15
OTD307   650720.5   4763331.0      1059.5    0.88      1.07              1.57   Southwest       15
OTD307   650726.8   4763326.5      1046.7    0.89      1.58              1.90   Southwest       15
OTD307   650737.6   4763319.5      1025.3    0.62      1.46              1.55   Southwest       20
OTD307   650747.0   4763312.5      1006.5    0.98      3.13              2.97   Southwest       15
OTD307   650759.9   4763303.5       981.1    0.82      2.28              2.28   Southwest       15
OTD307   650766.5   4763299.0       968.5    0.95      4.26              3.67   Southwest       15
OTD307   650773.0   4763294.0       955.8    1.39      4.83              4.47   Southwest       15
OTD307   650779.5   4763289.0       943.2    0.85      3.85              3.31   Southwest       15
OTD307   650786.0   4763284.0       930.7    0.74      2.30              2.21   Southwest       15
OTD307   650792.5   4763279.5       918.1    0.78      2.61              2.44   Southwest       15
OTD307   650799.0   4763274.0       905.5    0.88      2.44              2.44   Southwest       15
OTD307   650805.5   4763269.5       893.0    1.19      2.64              2.87   Southwest       15
OTD307   650812.1   4763264.5       880.4    0.84      2.06              2.15   Southwest       15
OTD307   650818.9   4763260.5       867.9    1.36      2.78              3.13   Southwest       15
OTD307   650825.8   4763255.5       855.3    0.95      2.05              2.25   Southwest       15
OTD307   650832.5   4763251.0       842.8    0.97      1.95              2.21   Southwest       15
OTD307   650839.3   4763246.0       830.3    1.00      2.46              2.57   Southwest       15
OTD307   650845.8   4763241.0       817.8    0.74      1.58              1.75   Southwest       15
OTD307   650852.5   4763236.0       805.3    0.70      1.29              1.52   Southwest       15
OTD307   650859.2   4763230.5       792.9    1.05      1.97              2.31   Southwest       15
OTD307   650866.1   4763226.0       780.4    0.74      1.55              1.73   Southwest       15
OTD307   650873.1   4763221.5       768.0    0.57      1.68              1.64   Southwest       15
OTD308   651053.9   4762835.5      1088.3    0.52      0.84              1.05     South         15
OTD308   651048.4   4762839.5      1075.0    0.47      0.88              1.03     South         15
OTD308   651025.3   4762856.0      1016.6    1.27      0.23              1.42     South         15
OTD309   651247.3   4763877.0      1018.3    1.15      0.10              1.21    Central        15
OTD311   650637.0   4763037.0      1091.6    0.73      0.47              1.03   Southwest       15
OTD311   650656.1   4763025.0      1051.6    0.77      1.85              1.95   Southwest       15
OTD311   650668.8   4763016.5      1025.6    0.62      0.97              1.24   Southwest       15

 DHID        EAST         NORTH       ELEVATION     CU (%)     AU (g/t)     CU_EQUIV. (%)      DEPOSIT      LENGTH (m)
------     --------     ---------     ---------     ------     --------     -------------     ---------     ----------
OTD311     650675.0     4763012.5      1012.6        0.67        0.99            1.30         Southwest        15
OTD311     650680.3     4763008.5      1001.3        0.61        0.65            1.03         Southwest        11
OTD311     650686.1     4763004.0       988.3        0.63        1.30            1.46         Southwest        15
OTD311     650692.0     4762999.5       975.2        0.77        1.69            1.85         Southwest        15
OTD311     650698.0     4762995.0       962.2        0.79        2.34            2.28         Southwest        15
OTD311     650707.9     4762988.0       940.9        1.31        3.50            3.55         Southwest        19
OTD311     650712.5     4762984.5       930.9        0.59        1.46            1.52         Southwest        15
OTD312     650922.5     4764140.0       896.1        1.20        0.17            1.31          Central         15
OTD312     650914.2     4764147.5       885.8        1.56        0.12            1.63          Central         15
OTD312     650905.9     4764154.5       875.6        1.77        0.10            1.83          Central         15
OTD312     650897.6     4764162.0       865.4        1.29        0.10            1.35          Central         15
OTD312     650889.3     4764169.0       855.4        1.91        0.15            2.01          Central         15
OTD312     650875.4     4764181.5       838.6        1.19        0.19            1.31          Central         20
OTD312     650864.2     4764191.5       825.3        0.89        0.95            1.49          Central         20
OTD312     650858.6     4764196.0       818.7        1.19        0.59            1.56          Central         15
OTD312     650833.7     4764219.0       788.6        0.99        0.07            1.04          Central         15
OTD314     650556.3     4762962.5       840.5        0.75        0.40            1.00         Southwest        15
OTD314     650598.6     4762927.5       704.3        0.54        0.76            1.02         Southwest        15
OTD314     650609.5     4762918.0       668.6        0.92        1.56            1.92         Southwest        17
OTD315     650680.4     4763483.5      1070.7        0.58        0.95            1.19         Southwest        10
OTD316     650642.6     4763039.0       918.0        0.86        0.84            1.40         Southwest        15
OTD316     650648.3     4763035.5       904.8        0.70        0.67            1.13         Southwest        15
OTD316     650654.0     4763031.0       891.6        0.75        1.42            1.66         Southwest        15
OTD316     650659.7     4763026.5       878.4        0.73        1.72            1.83         Southwest        15
OTD316     650680.5     4763009.0       830.6        0.93        1.08            1.62         Southwest        15
OTD316     650686.2     4763004.5       817.6        0.77        0.82            1.30         Southwest        15
OTD316     650692.1     4763000.0       804.6        1.03        0.98            1.65         Southwest        15
OTD316     650697.8     4762995.0       792.5        0.79        1.61            1.81         Southwest        13
OTD317     650812.3     4763262.0      1066.3        1.05        0.91            1.63         Southwest        15
OTD317     650818.0     4763257.0      1053.4        0.87        0.95            1.47         Southwest        15
OTD317     650823.8     4763252.0      1040.4        0.78        1.04            1.44         Southwest        15
OTD317     650829.5     4763247.0      1027.5        0.96        1.45            1.89         Southwest        15
OTD317     650835.1     4763242.0      1014.5        0.99        1.83            2.15         Southwest        15
OTD317     650840.8     4763237.0      1001.6        0.95        2.37            2.46         Southwest        15
OTD317     650846.5     4763232.5       988.6        1.27        3.80            3.69         Southwest        15
OTD317     650852.2     4763227.5       975.7        0.86        2.48            2.44         Southwest        15
OTD317     650857.8     4763222.5       962.7        0.77        2.11            2.11         Southwest        15
OTD317     650863.5     4763217.5       949.7        0.80        1.97            2.06         Southwest        15
OTD317     650869.2     4763212.5       936.8        0.87        2.52            2.47         Southwest        15
OTD317     650875.0     4763207.5       923.8        0.79        1.67            1.86         Southwest        15
OTD317     650880.6     4763202.5       910.9        0.79        1.85            1.97         Southwest        15
OTD320     650617.0     4762932.5       941.6        0.86        0.46            1.15         Southwest        15
OTD321     650829.3     4764111.0      1089.3        0.77        0.48            1.07          Central         15
OTD321     650835.7     4764106.5      1076.4        0.80        0.48            1.11          Central         15
OTD321     650842.2     4764102.5      1063.6        0.79        0.44            1.07          Central         15
OTD321     650848.5     4764098.5      1050.6        0.82        0.54            1.16          Central         15
OTD321     650854.8     4764094.5      1037.6        0.85        0.66            1.27          Central         15
OTD321     650861.0     4764090.5      1024.5        0.98        1.10            1.68          Central         15
OTD321     650867.1     4764086.5      1011.4        0.81        0.76            1.30          Central         15
OTD321     650872.1     4764083.5      1001.0        0.72        0.81            1.23          Central          9
OTD321     650883.6     4764076.0       976.5        1.36        0.60            1.74          Central         15
OTD321     650889.7     4764072.0       963.4        1.06        0.20            1.18          Central         15
OTD321     650918.6     4764053.0       901.3        0.91        0.14            1.00          Central         15
OTD321     650924.8     4764048.5       888.2        1.20        0.70            1.65          Central         15
OTD321     650950.2     4764033.0       836.1        0.92        0.60            1.30          Central         15
OTD321     650956.6     4764029.5       823.1        0.90        0.64            1.31          Central         15
OTD321     650962.6     4764026.0       810.9        0.70        0.66            1.12          Central         13
OTD321     650982.1     4764014.0       770.0        0.74        0.55            1.09          Central         15
OTD323     651325.7     4764180.5      1073.5        1.00        0.12            1.07          Central         15
OTD323     651328.3     4764140.5       997.6        1.59        0.11            1.66          Central         15
OTD323     651328.6     4764122.0       962.2        1.01        0.07            1.05          Central         20
OTD326     650873.6     4763348.0      1063.5        0.93        0.36            1.15         Southwest        14
OTD326     650910.9     4763321.0       975.3        0.85        0.75            1.33         Southwest        15

 DHID        EAST         NORTH       ELEVATION      CU (%)      AU (g/t)      cu_EQUIV. (%)          DEPOSIT             LENGTH (m)
-------    --------     ---------     ---------      ------      --------      -------------         ---------            ----------
OTD326     650916.2     4763317.5       961.8         0.97         0.48             1.28             Southwest                 15
OTD326     650921.3     4763313.5       948.2         0.75         0.52             1.08             Southwest                 15
OTD328     650636.2     4762916.0       902.6         0.60         0.82             1.12             Southwest                 15
OTD330     650435.4     4762999.5       608.6         0.90         0.80             1.41             Southwest                 15
OTD330     650454.3     4762955.5       482.4         0.32         1.15             1.06             Southwest                 15
OTD331     650586.8     4762764.5       982.3         1.09         0.13             1.17               Wedge                   15
OTD331     650591.6     4762762.0       968.4         1.04         0.08             1.09               Wedge                   15
OTD335     651076.5     4764153.5       938.4         0.94         0.14             1.03              Central                  15
OTD335     651071.7     4764157.0       924.7         1.14         0.14             1.23              Central                  15
OTD335     651033.0     4764188.0       815.5         1.17         0.18             1.28              Central                  15
OTD335     651028.3     4764192.0       801.8         0.91         0.19             1.03              Central                  15
OTD335     651004.5     4764212.0       733.4         1.14         0.27             1.31              Central                  15
OTD335     650999.9     4764216.0       719.8         1.08         0.37             1.31              Central                  15
OTD335     650992.5     4764223.0       697.8         0.91         0.53             1.25              Central                  18
OTD335     650989.6     4764225.0       689.6         1.47         1.55             2.46              Central                  15
OTD335     650985.3     4764229.0       675.9         0.75         1.21             1.52              Central                  15
OTD335     650956.0     4764259.0       579.6         1.51         0.70             1.95              Central                  15
OTD335     650951.8     4764263.5       565.8         0.70         0.99             1.33              Central                  15
OTD337     650378.0     4762913.0       808.4         0.74         0.72             1.20             Southwest                 15
OTD337     650446.6     4762870.0       535.4         0.37         1.26             1.17             Southwest                 15
OTD337     650457.5     4762863.0       492.3         0.46         0.94             1.06             Southwest                 15
OTD337     650461.1     4762861.0       478.0         0.40         1.01             1.04             Southwest                 15
OTD371     651308.8     4763262.5       682.4         0.98         0.04             1.01               Wedge                   15
OTD379     650723.3     4763987.5      1054.1         1.28         0.49             1.59              Central                  15
OTD379     650723.3     4763987.5      1039.1         1.16         0.95             1.76              Central                  15
OTD379     650723.3     4763987.5      1024.1         1.07         1.77             2.20              Central                  15
OTD379     650723.3     4763987.5      1009.1         0.94         1.45             1.86              Central                  15
OTD379     650723.3     4763987.5       994.1         1.17         1.11             1.87              Central                  15
OTD379     650723.3     4763987.5       979.1         1.17         1.37             2.05              Central                  15
OTD379     650723.2     4763987.5       965.1         0.77         0.80             1.28              Central                  13
OTD380     651131.3     4762803.0      1091.0         0.50         0.86             1.05               South                   15
OTD380     651125.0     4762807.5      1078.2         0.92         0.56             1.28               South                   15
OTD380     651116.1     4762814.0      1060.3         0.48         1.02             1.13               South                   15
OTD391     650674.1     4764001.0       969.1         0.55         0.88             1.11              Central                  13
OTD408     650890.0     4764177.5       985.9         0.87         0.57             1.23              Central                  15
OTD408     650892.5     4764172.5       961.6         0.69         0.70             1.13              Central                  20
OTD408     650894.9     4764166.5       936.4         1.33         0.07             1.37              Central                  15
OTD408     650896.3     4764164.0       921.8         1.60         0.06             1.63              Central                  15
OTD408     650897.8     4764160.5       907.3         1.53         0.13             1.61              Central                  15
OTD408     650899.3     4764157.5       892.7         1.54         0.12             1.61              Central                  15
OTD408     650900.8     4764154.0       878.1         2.69         0.12             2.76              Central                  15
OTD408     650902.3     4764151.0       863.5         1.99         0.11             2.06              Central                  15
OTD408     650903.8     4764147.5       849.0         0.97         0.08             1.02              Central                  15
OTD408     650914.5     4764126.0       746.8         1.23         0.24             1.39              Central                  15
OTD408     650924.0     4764108.5       662.0         0.80         0.74             1.27              Central                  15
OTD408     650927.1     4764103.0       632.8         0.71         0.67             1.14              Central                  15
OTD408     650928.7     4764100.0       618.1         0.76         0.59             1.13              Central                  15
OTD408     650930.0     4764097.0       606.0         0.78         0.38             1.03              Central                  10
OTD408     650951.8     4764048.0       362.4         0.82         0.64             1.23              Central                  11
OTD408     650955.9     4764036.5       308.6         0.73         0.65             1.14              Central                  15
OTD408     650957.9     4764030.5       279.3         0.75         0.70             1.20              Central                  15
OTD408     650958.9     4764027.5       264.6         0.74         0.68             1.17              Central                  15
OTD408     650960.9     4764022.5       238.3         0.78         0.70             1.23              Central                   9
OTD416     650882.1     4764198.0       960.7         0.73         0.48             1.04              Central                  15
OTD416     650882.8     4764197.0       947.7         0.67         0.62             1.06              Central                  11
OTD416     650885.3     4764193.0       904.0         0.70         0.82             1.22              Central                  15
OTD416     650886.1     4764191.5       889.1         0.80         0.67             1.22              Central                  15
OTD416     650887.8     4764188.5       859.2         1.20         0.05             1.23              Central                  15
OTD416     650888.5     4764187.5       844.3         1.14         0.38             1.39              Central                  15
OTD416     650889.3     4764186.0       829.4         1.37         0.88             1.93              Central                  15
OTD416     650890.0     4764185.0       816.5         1.32         2.10             2.66              Central                  11
OTD416     650890.7     4764184.5       803.5         1.30         0.72             1.76              Central                  15
OTD416     650891.5     4764183.5       788.6         1.13         0.15             1.23              Central                  15

 DHID        EAST         NORTH       ELEVATION      CU (%)      AU (g/t)      CU_EQUIV. (%)          DEPOSIT             LENGTH (m)
-------    --------     ---------     ---------      ------      --------      -------------   ---------------------      ----------
OTD416     650902.6     4764167.0       583.6         0.81         0.61             1.20              Central                  15
OTD466     651113.6     4762900.5      1017.6         0.92         0.19             1.04               South                   15
OTD466     651256.3     4762725.0       681.5         0.37         0.98             1.00               South                   15
OTD466     651261.5     4762718.0       669.4         0.49         0.82             1.01               South                   15
OTD466     651266.7     4762710.5       657.4         0.42         2.12             1.78               South                   15
OTD480     650438.9     4762624.5       942.2         0.79         0.67             1.22       Southwest (Far South)           15
OTD482A    651132.2     4763255.0       860.3         1.66         0.04             1.69               Wedge                   15
OTD482A    651138.0     4763259.5       847.2         1.77         0.04             1.79               Wedge                   15
OTD482A    651143.7     4763264.0       834.1         1.49         0.05             1.52               Wedge                   15
OTD482A    651149.4     4763269.0       821.1         1.05         0.04             1.07               Wedge                   15
OTD482A    651217.7     4763323.5       663.6         1.10         0.04             1.13               Wedge                   15
OTD483     650654.2     4763081.0      1003.1         0.60         0.74             1.07             Southwest                 15
OTD483     650659.5     4763088.0       991.1         0.75         0.77             1.24             Southwest                 15
OTD483     650664.5     4763095.0       979.1         0.65         0.70             1.09             Southwest                 15
OTD483     650675.0     4763110.0       955.2         0.86         1.41             1.76             Southwest                 15
OTD483     650680.2     4763117.5       943.4         0.83         1.91             2.05             Southwest                 15
OTD483     650685.5     4763125.5       931.5         0.73         1.72             1.83             Southwest                 15
OTD483     650690.8     4763133.0       919.8         0.67         1.09             1.37             Southwest                 15
OTD483     650696.3     4763140.5       908.1         0.70         1.45             1.62             Southwest                 15
OTD483     650707.5     4763156.0       884.8         1.09         1.64             2.14             Southwest                 15
OTD483     650715.3     4763166.5       868.7         1.03         1.93             2.26             Southwest                 15
OTD483     650721.0     4763174.5       857.2         1.14         2.10             2.47             Southwest                 15
OTD483     650726.8     4763182.0       845.7         0.89         1.35             1.75             Southwest                 15
OTD483     650732.5     4763189.5       834.1         0.80         1.19             1.56             Southwest                 15
OTD483     650738.2     4763197.0       822.6         0.80         0.94             1.39             Southwest                 15
OTD483     650747.3     4763209.0       804.3         0.72         0.80             1.23             Southwest                 17
OTD483     650750.6     4763213.5       797.8         0.62         1.53             1.60             Southwest                 15
OTD483     650756.5     4763220.5       786.1         0.69         0.85             1.23             Southwest                 15
OTD483     650762.3     4763228.5       774.4         0.70         1.97             1.95             Southwest                 15
OTD483     650806.8     4763286.0       683.7         0.88         0.47             1.18             Southwest                 15
OTD485     651325.9     4764348.0      1086.8         1.18         0.08             1.23              Central                  15
OTD485     651325.6     4764348.0      1056.8         1.17         0.17             1.27              Central                  15
OTD485     651325.3     4764348.0      1041.8         1.19         0.12             1.27              Central                  15
OTD485     651325.1     4764348.0      1026.9         1.25         0.06             1.29              Central                  15
OTD485     651324.8     4764348.0      1011.9         1.15         0.04             1.17              Central                  15
OTD490     651323.8     4764195.0      1015.5         2.06         0.10             2.12              Central                  15
OTD490     651324.1     4764195.0      1000.5         1.09         0.08             1.14              Central                  15
OTD490     651324.3     4764195.0       985.5         1.78         0.09             1.84              Central                  15
OTD490     651324.5     4764195.5       970.5         1.97         0.09             2.03              Central                  15
OTD490     651324.7     4764195.5       955.5         1.52         0.08             1.57              Central                  15
OTD492     651374.8     4764298.5      1047.9         1.20         0.05             1.23              Central                  15
OTD493     651326.0     4764254.0      1029.0         1.05         0.06             1.09              Central                  15
OTD493     651326.0     4764254.0      1014.0         1.11         0.04             1.14              Central                  15
OTD493     651326.0     4764254.0       999.0         1.39         0.04             1.41              Central                  15
OTD493     651326.0     4764254.0       909.6         1.26         0.06             1.30              Central               13.95
OTD496     651275.5     4764169.5      1023.1         1.21         0.08             1.26              Central                  15
OTD498     651276.1     4764119.0      1030.7         1.25         0.12             1.33              Central                  15
OTD498     651276.0     4764118.5      1015.7         1.21         0.05             1.24              Central                  15
OTD500     651275.1     4764319.5      1080.1         1.05         0.17             1.15              Central                  15
OTD500     651275.2     4764320.0      1050.1         1.09         0.05             1.12              Central                  15
OTD500     651275.1     4764319.5      1035.1         1.62         0.05             1.65              Central                  15
OTD500     651275.1     4764319.5      1005.1         1.01         0.05             1.04              Central                  15
OTD500     651275.2     4764319.5       990.1         1.42         0.07             1.47              Central                  15
OTD502     651230.8     4763848.5      1044.7         1.10         0.13             1.18              Central                  15
OTD504     651275.5     4764370.5      1081.1         1.47         0.08             1.52              Central                  15
OTD504     651275.5     4764370.5      1066.1         1.60         0.09             1.66              Central                  15
OTD504     651275.4     4764370.5      1051.1         1.25         0.08             1.30              Central                  15
OTD504     651275.4     4764370.5      1021.1         0.95         0.08             1.00              Central                  15
OTD506     651230.0     4763801.0      1057.6         1.05         0.06             1.09              Central                  15
OTD506     651230.0     4763801.5      1042.6         1.04         0.05             1.07              Central                  15
OTD506     651230.0     4763801.5      1027.6         1.73         0.04             1.76              Central                  15
OTD506     651229.9     4763802.0      1012.6         1.82         0.06             1.86              Central                  15
OTD508     651229.9     4764297.0      1057.1         1.06         0.07             1.11              Central                  15

 DHID        EAST         NORTH       ELEVATION      CU (%)      AU (g/t)      CU_EQUIV. (%)          DEPOSIT             LENGTH (m)
-------    --------     ---------     ---------      ------      --------      -------------     ------------------       ----------
OTD509     651230.5     4763943.5      1082.6         1.28         0.06             1.32              Central                  15
OTD509     651230.2     4763943.5      1067.6         1.23         0.07             1.27              Central                  15
OTD511     651229.6     4764401.0      1075.6         1.03         0.09             1.09              Central                  15
OTD515     651230.2     4763993.5      1067.6         1.22         0.05             1.26              Central                  15
OTD515     651230.1     4763993.5      1052.6         1.34         0.05             1.37              Central                  15
OTD526     651130.5     4763874.5      1036.2         0.96         0.07             1.00              Central                  15
OTD526     651130.5     4763874.5      1021.2         0.95         0.08             1.00              Central                  15
OTD529     651130.6     4763929.0      1108.6         1.09         0.18             1.21              Central                  10
OTD533     650919.6     4764021.5      1099.0         1.14         0.15             1.24              Central                  15
OTD540     650830.4     4763994.0      1090.6         1.10         0.02             1.11              Central                  15
OTD546     650879.0     4763872.5       916.7         0.74         0.47             1.04              Central                  15
OTD547     650977.8     4763847.5      1009.2         0.96         0.23             1.11              Central                  15
OTD551     651070.5     4763873.5       849.2         0.91         0.13             1.00              Central                  15
OTD551     651068.6     4763845.0       798.6         0.98         0.06             1.02         Southwest (Bridge)            15
OTD551     651068.1     4763839.0       788.2         1.97         0.10             2.04         Southwest (Bridge)             9
OTD552     650978.6     4763932.0       964.1         1.12         0.21             1.25              Central                  15
OTD552     650979.9     4763921.5       943.6         0.97         0.09             1.03              Central                  16
OTD553     650876.3     4764062.5      1055.2         1.41         0.27             1.58              Central                  15
OTD553     650876.4     4764055.0      1042.2         0.86         0.36             1.09              Central                  15
OTD553     650876.4     4764048.0      1029.1         1.22         0.32             1.42              Central                  15
OTD553     650879.6     4763959.0       870.4         1.26         0.92             1.84              Central                  15
OTD553     650880.1     4763951.0       857.4         1.35         1.13             2.07              Central                  15
OTD553     650881.1     4763939.5       837.6         1.23         1.40             2.12              Central                  16
OTD553     650881.8     4763927.5       817.8         1.57         1.14             2.30              Central                  15
OTD553     650882.0     4763920.0       804.9         0.66         0.70             1.10              Central                  15
OTD556     651071.1     4764076.0      1056.0         0.99         0.08             1.04              Central                  15
OTD557     650975.8     4764011.5       918.1         1.00         0.25             1.16              Central                  15
OTD557     650975.9     4764004.5       904.7         0.85         0.35             1.07              Central                  15
OTD559     650768.6     4763896.0       944.9         0.83         0.41             1.09              Central                  17
OTD561     650801.2     4763854.0       987.2         0.90         0.53             1.24              Central                  15
OTD561     650799.8     4763847.0       974.0         0.82         0.70             1.26              Central                  15
OTD561     650798.1     4763840.0       960.8         0.77         0.87             1.32              Central                  15
OTD562     651069.6     4764115.0       962.5         1.08         0.16             1.19              Central                  15
OTD563     650775.1     4764025.0      1009.7         0.82         0.78             1.32              Central                  15
OTD563     650775.5     4764017.0       996.9         1.02         0.73             1.48              Central                  15
OTD563     650775.6     4764011.0       987.0         0.96         1.04             1.62              Central                   8
OTD564     650881.2     4764108.0       954.0         1.02         0.88             1.58              Central                  15
OTD564     650882.2     4764101.0       940.8         0.85         0.68             1.28              Central                  15
OTD564     650883.3     4764093.5       927.6         1.05         0.79             1.55              Central                  15
OTD564     650888.5     4764060.0       862.1         0.88         0.91             1.46              Central                  15
OTD564     650889.3     4764054.5       851.5         0.76         0.51             1.08              Central                   9
OTD564     650890.1     4764049.0       840.9         0.71         0.65             1.13              Central                  15
OTD564     650893.3     4764024.5       793.6         1.33         0.51             1.65              Central                  17
OTD565     651174.8     4763974.0      1042.8         1.04         0.08             1.09              Central                  15
OTD566     650956.2     4764071.0       847.4         1.13         0.11             1.20              Central                  15
OTD566     650956.3     4764060.0       824.8         3.23         0.57             3.59              Central                  20
OTD566     650956.0     4764042.5       788.6         1.02         0.69             1.46              Central                  15
OTD566     650955.6     4764032.5       767.4         0.92         0.65             1.33              Central                  17
OTD567     651248.0     4763811.5      1006.3         2.12         0.09             2.18              Central                  15
OTD567     651235.8     4763811.5       985.0         1.42         0.13             1.50              Central                  19
OTD569     650770.5     4764069.5       923.2         0.60         0.63             1.00              Central                  15
OTD574     650880.0     4764223.5      1014.8         0.94         0.63             1.35              Central                  15
OTD574     650881.0     4764206.0       985.6         0.97         0.42             1.24              Central                  15
OTD574     650881.5     4764198.5       972.7         0.84         0.38             1.08              Central                  15
OTD574     650884.5     4764168.5       921.9         0.82         0.68             1.25              Central                  15
OTD574     650885.5     4764161.0       908.9         1.05         0.51             1.38              Central                  15
OTD574     650886.4     4764153.5       896.0         1.88         0.22             2.02              Central                  15
OTD574     650887.4     4764146.0       883.0         1.17         0.06             1.21              Central                  15
OTD574     650888.3     4764139.0       870.1         1.09         0.04             1.11              Central                  15
OTD574     650897.3     4764081.0       767.7         0.76         0.44             1.04              Central                  15
OTD574     650898.5     4764073.5       754.6         0.70         0.85             1.24              Central                  15
OTD574     650899.4     4764067.5       743.8         0.50         0.93             1.09              Central                  10
OTD575     651170.3     4764108.5       942.1         0.97         0.05             1.00              Central                  15

 DHID        EAST         NORTH       ELEVATION      CU (%)      AU (g/t)      CU_EQUIV. (%)          DEPOSIT             LENGTH (m)
-------    --------     ---------     ---------      ------      --------      -------------         ---------            ----------
OTD578     650975.5     4764224.5       954.5         1.08         0.05             1.12              Central                  15
OTD578     650975.8     4764217.5       941.2         1.09         0.11             1.16              Central                  15
OTD578     650976.0     4764210.5       927.8         1.19         0.10             1.25              Central                  15
OTD578     650976.2     4764204.0       914.5         1.32         0.10             1.38              Central                  15
OTD578     650976.6     4764197.0       901.1         1.35         0.12             1.42              Central                  15
OTD578     650976.8     4764190.0       887.8         0.98         0.11             1.05              Central                  15
OTD578     650977.0     4764183.0       874.5         1.33         0.14             1.42              Central                  15
OTD578     650977.2     4764176.0       861.1         1.11         0.12             1.18              Central                  15
OTD578     650977.3     4764169.0       847.8         1.67         0.26             1.83              Central                  15
OTD578     650977.5     4764162.0       834.5         1.28         0.22             1.42              Central                  15
OTD578     650977.6     4764155.0       821.1         1.92         0.27             2.09              Central                  15
OTD578     650977.8     4764148.5       807.8         1.11         0.18             1.22              Central                  15
OTD578     650978.1     4764134.5       781.2         1.09         0.24             1.24              Central                  15
OTD578     650978.1     4764128.0       767.9         1.15         0.31             1.35              Central                  15
OTD578     650978.1     4764107.0       728.0         0.94         0.25             1.10              Central                  15
OTD578     650977.8     4764095.5       705.8         1.07         0.42             1.34              Central                  20
OTD583     651184.9     4764154.5       859.1         1.02         0.07             1.06              Central                  15
OTD584     650788.9     4764162.0       896.8         1.02         1.10             1.72              Central                   9
OTD584     650790.5     4764123.0       820.5         0.51         0.87             1.07              Central                  15
OTD584     650790.5     4764116.0       807.1         0.93         1.42             1.84              Central                  15
OTD584     650790.4     4764109.0       793.8         1.21         1.66             2.27              Central                  15
OTD584     650790.6     4764088.0       753.5         0.65         0.66             1.07              Central                  15
OTD586     651170.0     4764355.5      1008.5         0.98         0.08             1.03              Central                  15
OTD586     651162.5     4764299.5       919.7         0.96         0.10             1.03              Central                  15
OTD586     651159.6     4764283.5       894.9         1.16         0.10             1.23              Central                  15
OTD586     651150.9     4764241.0       833.7         1.31         0.31             1.50              Central                  15
OTD586     651148.9     4764232.0       821.6         0.92         0.21             1.05              Central                  15
OTD586     651146.9     4764223.5       809.5         1.06         0.21             1.20              Central                  15
OTD586     651142.9     4764207.0       787.2         1.27         0.24             1.42              Central               11.05
OTD587     651279.3     4764541.0       985.6         1.03         0.12             1.10              Central                  15
OTD589     650880.9     4764267.0       913.7         0.72         0.80             1.23              Central                  20
OTD589     650882.0     4764253.5       891.2         0.77         0.87             1.32              Central                  15
OTD589     650882.6     4764246.5       878.2         1.14         0.58             1.51              Central                  15
OTD589     650883.3     4764239.0       865.2         1.31         0.83             1.84              Central                  15
OTD589     650884.0     4764231.5       852.2         1.03         0.65             1.45              Central                  15
OTD589     650884.8     4764224.0       839.1         1.40         1.59             2.41              Central                  15
OTD589     650885.5     4764216.5       826.0         1.28         1.49             2.23              Central                  15
OTD589     650886.1     4764209.5       813.0         1.97         0.47             2.27              Central                  15
OTD589     650887.1     4764198.0       793.9         1.19         0.15             1.28              Central                  15
OTD589     650893.3     4764130.5       676.8         1.15         0.69             1.59              Central                  15
OTD589     650894.4     4764117.0       653.4         0.71         1.12             1.42              Central                  15
OTD589     650895.0     4764109.5       640.4         0.73         1.23             1.52              Central                  15
OTD589     650895.6     4764102.0       627.4         0.82         0.71             1.28              Central                  15
OTD592     651070.3     4764091.0       955.1         0.96         0.12             1.04              Central                  15
OTD592     651069.6     4764099.5       926.5         1.07         0.09             1.12              Central                  15
OTD592     651067.1     4764189.5       625.9         0.80         0.49             1.11              Central                  15
OTD594     650981.7     4764351.0       995.5         0.75         0.41             1.01              Central                  15
OTD594     650982.1     4764319.5       944.2         1.21         0.28             1.38              Central                  15
OTD594     650982.5     4764312.0       931.3         1.27         0.13             1.35              Central                  15
OTD594     650982.5     4764304.0       918.5         1.18         0.18             1.30              Central                  15
OTD594     650982.5     4764296.5       905.8         1.35         0.45             1.64              Central                  15
OTD594     650982.3     4764288.5       893.1         2.00         0.24             2.15              Central                  15
OTD594     650982.0     4764280.5       880.4         1.29         0.24             1.45              Central                  15
OTD594     650981.7     4764272.0       867.7         1.20         0.15             1.29              Central                  15
OTD594     650979.7     4764214.0       780.1         0.86         0.32             1.06              Central                  15
OTD594     650979.0     4764197.5       755.2         0.99         0.13             1.07              Central                  15
OTD594     650978.5     4764189.0       742.8         1.38         0.28             1.56              Central                  15
OTD594     650977.6     4764180.5       730.5         1.40         1.12             2.12              Central                  15
OTD594     650976.6     4764172.0       718.2         1.08         0.64             1.49              Central                  15
OTD594     650969.2     4764110.5       635.4         0.80         0.36             1.02              Central                  15
OTD594     650968.0     4764101.5       623.5         0.80         0.37             1.03              Central                  15
OTD594     650966.8     4764093.5       612.9         0.93         0.25             1.09              Central                  12
OTD599     651176.3     4764381.5       942.7         1.11         0.11             1.18              Central                  15

 DHID        EAST         NORTH       ELEVATION      CU (%)      AU (G/T)      CU_EQUIV. (%)          DEPOSIT             LENGTH (M)
-------    --------     ---------     ---------      ------      --------      -------------         ---------            ----------
OTD600     650872.0     4764207.5      1053.5         0.87         0.42             1.14              Central                  15
OTD600     650871.1     4764217.0      1024.9         0.75         0.52             1.08              Central                  15
OTD600     650870.6     4764221.0      1012.5         0.79         0.57             1.15              Central                  11
OTD600     650868.5     4764238.5       952.4         0.77         0.61             1.16              Central                  15
OTD600     650867.9     4764243.0       938.1         0.96         0.65             1.37              Central                  15
OTD600     650867.2     4764247.5       923.8         0.64         0.78             1.14              Central                  15
OTD600     650866.5     4764252.0       909.4         0.66         0.72             1.12              Central                  15
OTD600     650865.0     4764262.5       874.0         0.77         0.80             1.28              Central                  15
OTD600     650864.5     4764267.0       859.7         0.88         0.76             1.36              Central                  15
OTD600     650864.0     4764270.0       848.7         1.38         1.93             2.61              Central                   8
OTD601     650985.3     4764407.5       893.4         0.98         0.78             1.47              Central                  15
OTD601     650986.3     4764393.0       867.1         1.77         0.28             1.95              Central                  15
OTD601     650986.8     4764385.5       854.0         1.44         0.41             1.70              Central                  15
OTD604     650875.5     4764130.5      1042.7         0.74         0.50             1.05              Central                  15
OTD604     650875.0     4764151.0       986.4         0.88         0.42             1.15              Central                  15
OTD604     650874.8     4764155.5       972.3         0.71         0.51             1.03              Central                  15
OTD604     650874.0     4764179.0       907.7         1.06         0.67             1.49              Central                  14
OTD604     650873.6     4764186.5       884.6         0.73         1.00             1.36              Central                  20
OTD604     650873.4     4764190.0       875.1         1.14         0.72             1.60              Central                  15
OTD604     650872.8     4764200.0       846.8         1.04         0.13             1.12              Central                  15
OTD604     650872.3     4764207.5       826.5         1.12         1.25             1.92              Central                  14
OTD604     650872.0     4764211.5       812.8         1.77         0.53             2.10              Central                  15
OTD604     650871.6     4764216.5       798.7         1.02         0.21             1.15              Central                  15
OTD606     651082.5     4764252.0       811.2         1.72         0.14             1.81              Central                  15
OTD606     651083.6     4764257.5       797.3         1.68         0.16             1.78              Central                  15
OTD606     651084.6     4764263.0       783.4         1.35         0.47             1.65              Central                  15
OTD606     651085.8     4764268.5       769.5         1.14         0.26             1.30              Central                  15
OTD607     650828.6     4764175.0      1059.2         0.77         0.51             1.09              Central                  15
OTD607     650827.1     4764193.5      1006.2         0.65         0.70             1.09              Central                  15
OTD607     650827.0     4764198.0       993.5         0.82         0.85             1.36              Central                  12
OTD607     650823.7     4764231.0       895.6         0.57         0.73             1.03              Central                  15
OTD607     650823.2     4764235.5       881.3         0.88         1.15             1.61              Central                  15
OTD607     650822.8     4764240.5       867.1         1.09         1.07             1.78              Central                  15
OTD607     650822.5     4764245.5       852.9         1.18         1.63             2.22              Central                  15
OTD607     650822.2     4764253.5       829.2         1.09         1.67             2.15              Central                  20
OTD607     650822.1     4764256.5       819.8         0.84         0.52             1.17              Central                  15
OTD607     650822.0     4764261.0       805.5         0.66         0.87             1.22              Central                  15
OTD609     650972.6     4764324.0       972.3         1.13         0.24             1.28              Central                  15
OTD609     650973.1     4764343.5       922.0         0.81         0.34             1.03              Central                  15
OTD609     650974.7     4764371.0       852.1         1.06         0.36             1.29              Central                  15
OTD609     650975.0     4764376.0       838.2         1.01         0.55             1.36              Central                  15
OTD610     650966.8     4764235.0       934.2         0.88         0.18             1.00              Central                  15
OTD610     650966.3     4764239.5       919.9         1.23         0.15             1.32              Central                  15
OTD610     650966.0     4764244.0       905.7         1.05         0.26             1.21              Central                  15
OTD610     650965.6     4764249.0       891.4         1.13         0.21             1.26              Central                  15
OTD610     650965.2     4764253.5       877.2         1.06         0.32             1.26              Central                  15
OTD610     650964.9     4764258.0       862.9         1.35         0.60             1.73              Central                  15
OTD610     650964.6     4764262.5       848.7         1.33         1.26             2.13              Central                  15
OTD611     651073.2     4764368.5      1016.3         1.03         0.12             1.11              Central                  15
OTD611     651072.9     4764396.5       930.6         0.90         0.37             1.13              Central                  15
OTD613     651072.2     4764321.0       887.8         1.33         0.12             1.40              Central                  15
OTD613     651072.3     4764325.5       873.7         1.10         0.12             1.18              Central                  15
OTD613     651072.6     4764330.5       859.6         1.56         0.19             1.68              Central                  15
OTD618     650929.6     4764198.5       887.6         1.27         0.09             1.33              Central                  15
OTD618     650930.9     4764208.5       859.4         0.99         0.17             1.10              Central                  15
OTD618     650934.2     4764232.5       792.7         0.83         0.37             1.07              Central                  15
OTD618     650942.8     4764282.0       651.3         0.88         0.19             1.00              Central                  15
OTD618     650948.5     4764306.0       580.4         1.65         2.52             3.26              Central                  15
OTD618     650949.6     4764311.0       566.3         1.29         1.76             2.41              Central                  15
OTD618     650950.7     4764315.0       552.1         0.96         0.59             1.34              Central                  15
OTD619     651126.7     4763953.5      1099.7         1.18         0.09             1.23              Central                  15
OTD620     650829.2     4764131.0       941.0         0.64         0.73             1.11              Central                  20
OTD620     650829.2     4764135.0       931.7         0.67         0.80             1.18              Central                  15

 DHID        EAST         NORTH       ELEVATION     CU (%)     AU (g/t)     CU_EQUIV.(%)           DEPOSIT          LENGTH (m)
------     --------     ---------     ---------     ------     --------     ------------      -----------------     ----------
OTD620     650829.3     4764143.0       909.7        0.81        0.80           1.32               Central              17
OTD620     650829.3     4764151.0       887.7        0.84        0.94           1.44               Central              15
OTD620     650829.4     4764155.0       877.0        0.93        1.12           1.65               Central               8
OTD620     650829.5     4764163.0       856.9        1.24        0.89           1.80               Central              15
OTD620     650829.5     4764168.5       843.0        2.01        0.66           2.43               Central              15
OTD620     650829.6     4764174.0       829.0        1.22        0.81           1.74               Central              15
OTD620     650829.8     4764191.0       787.3        1.73        0.25           1.89               Central              15
OTD621     651015.0     4764224.5       942.0        0.99        0.11           1.06               Central              15
OTD621     651014.2     4764229.5       928.0        1.31        0.18           1.42               Central              15
OTD621     651013.6     4764235.0       914.0        1.12        0.16           1.22               Central              15
OTD621     651012.5     4764246.0       886.0        1.35        0.21           1.48               Central              15
OTD621     651012.1     4764251.5       872.0        1.80        0.17           1.91               Central              15
OTD621     651011.6     4764256.5       858.0        1.57        0.14           1.66               Central              15
OTD626     651124.2     4764378.0      1019.6        1.09        0.07           1.14               Central              15
OTD626     651124.1     4764383.0      1005.5        1.11        0.09           1.16               Central              15
OTD626     651124.0     4764388.5       991.4        1.20        0.14           1.29               Central              15
OTD626     651123.8     4764393.0       977.3        0.97        0.13           1.06               Central              15
OTD626     651123.4     4764403.0       949.0        0.93        0.13           1.01               Central              15
OTD626     651123.3     4764408.5       934.9        0.96        0.11           1.03               Central              15
OTD627     651277.0     4764068.5      1008.7        1.27        0.09           1.33               Central              15
OTD627     651277.5     4764062.0       995.3        1.32        0.05           1.35               Central              15
OTD627     651278.0     4764055.5       981.8        1.12        0.04           1.14               Central              15
OTD627     651278.5     4764049.0       968.4        1.29        0.07           1.33               Central              15
OTD628     651021.8     4764314.5       975.2        1.09        0.09           1.15               Central              15
OTD628     651022.5     4764336.0       935.9        0.93        0.25           1.09               Central              15
OTD628     651022.8     4764343.5       922.8        0.95        0.42           1.22               Central              15
OTD628     651023.1     4764351.0       909.8        1.23        0.31           1.42               Central              15
OTD628     651023.3     4764358.5       896.7        1.15        0.39           1.39               Central              15
OTD628     651023.5     4764365.5       883.6        1.04        0.31           1.23               Central              15
OTD629     650921.6     4764287.0       885.3        0.89        0.93           1.48               Central              15
OTD629     650921.3     4764291.5       871.0        1.77        1.94           3.00               Central              15
OTD629     650921.0     4764296.5       856.8        1.13        1.00           1.76               Central              15
OTD629     650920.6     4764301.0       842.5        1.26        1.75           2.38               Central              15
OTD633     650724.0     4764137.0       958.0        0.54        1.21           1.31               Central              15
OTD633     650723.9     4764129.5       944.8        0.58        1.07           1.27               Central              15
OTD636     650836.2     4763769.5      1020.5        0.86        0.38           1.10          Southwest(Bridge)         15
OTD636     650836.5     4763762.5      1007.4        0.82        0.36           1.05          Southwest(Bridge)         15
OTD637     650832.3     4763905.0       958.9        1.46        0.05           1.49               Central              15
OTD637     650831.8     4763890.0       932.8        1.09        0.89           1.66               Central              15
OTD637     650831.5     4763883.0       919.6        0.75        0.78           1.25               Central              15
OTD637     650831.3     4763875.5       906.5        0.80        0.76           1.28               Central              15
OTD639     650921.2     4764148.0       982.4        0.99        0.04           1.01               Central              15
OTD639     650912.2     4764069.0       837.5        1.31        0.34           1.53               Central              15
OTD639     650909.0     4764039.0       781.5        0.74        1.01           1.38               Central               8
OTD640     650851.2     4763907.5       948.2        0.93        0.11           1.00               Central              15
OTD640     650851.0     4763925.0       906.8        0.73        0.52           1.06               Central              15
OTD640     650851.0     4763931.0       893.0        1.01        0.30           1.20               Central              15
OTD640     650851.1     4763937.0       879.2        1.10        0.42           1.37               Central              15
OTD640     650851.1     4763942.5       865.4        0.85        0.36           1.08               Central              15
OTD640     650851.2     4763959.5       823.7        1.00        0.47           1.30               Central              15
OTD640     650851.3     4763964.5       811.7        0.96        0.69           1.40               Central              11
OTD640     650851.3     4763969.0       799.6        1.12        1.75           2.23               Central              15
OTD640     650851.3     4763974.5       786.7        0.90        1.24           1.69               Central              13
OTD641     650920.5     4764297.0       939.7        1.20        0.80           1.71               Central              15
OTD641     650920.1     4764286.0       918.9        0.91        0.70           1.36               Central              17
OTD641     650920.0     4764282.0       911.4        0.84        0.74           1.31               Central              15
OTD641     650919.8     4764274.5       898.2        1.10        0.79           1.60               Central              15
OTD641     650919.4     4764264.5       877.8        0.87        1.11           1.58               Central              16
OTD641     650919.1     4764243.0       838.1        1.23        0.30           1.42               Central              15
OTD641     650919.1     4764236.0       824.9        1.02        0.87           1.58               Central              15
OTD641     650919.1     4764224.0       803.3        1.03        0.18           1.15               Central              19
OTD641     650918.8     4764208.5       772.8        1.04        0.12           1.11               Central              15
OTD641     650918.2     4764201.5       759.5        1.64        0.17           1.75               Central              15

 DHID        EAST         NORTH       ELEVATION     CU (%)     AU (g/t)     CU_EQUIV.(%)            DEPOSIT          LENGTH (m)
------     --------     ---------     ---------     ------     --------     ------------     ---------------------  ----------
OTD649     651224.6     4764050.0      1033.7        0.96        0.09           1.02                Central             15
OTD650     650963.7     4764150.0       828.5        1.00        0.13           1.08                Central             15
OTD650     650963.3     4764154.0       814.1        1.33        0.27           1.50                Central             15
OTD650     650961.8     4764175.5       742.4        1.24        0.17           1.35                Central             15
OTD650     650961.6     4764180.0       728.0        0.94        0.24           1.09                Central             15
OTD650     650961.5     4764184.5       713.7        1.41        0.50           1.73                Central             15
OTD650     650961.5     4764189.0       699.9        1.49        0.41           1.76                Central             14
OTD650     650961.3     4764193.5       686.0        1.14        0.62           1.53                Central             15
OTD650     650961.3     4764198.0       671.7        1.52        1.69           2.60                Central             15
OTD650     650961.3     4764201.5       659.8        1.10        0.66           1.52                Central             10
OTD650     650962.5     4764222.0       592.4        0.78        0.87           1.34                Central             15
OTD650     650963.1     4764226.5       578.1        1.17        0.67           1.59                Central             15
OTD650     650963.5     4764230.5       566.2        0.92        1.37           1.79                Central             10
OTD652     651125.6     4764215.0       956.5        1.13        0.12           1.21                Central             15
OTD652     651125.6     4764216.0       941.5        1.21        0.18           1.32                Central             15
OTD652     651126.1     4764223.5       851.8        1.04        0.16           1.14                Central             15
OTD652     651126.4     4764228.5       792.1        1.19        0.15           1.29                Central             15
OTD654     651176.2     4763843.5      1097.3        1.45        0.08           1.50                Central             15
OTD657     651226.3     4763908.5      1080.5        1.05        0.09           1.11                Central             15
OTD661     651133.5     4764550.5      1080.6        0.95        0.11           1.02                Central             15
OTD665     651025.9     4763780.5       877.1        1.18        0.14           1.26          Southwest (Bridge)        15
OTD668     650470.2     4762826.5       661.0        0.33        1.04           1.00               Southwest            15
OTD668     650495.3     4762800.5       530.8        0.46        0.95           1.07               Southwest            15
OTD668     650498.0     4762797.5       516.3        0.31        1.07           1.00               Southwest            15
OTD668     650500.5     4762795.0       501.8        0.27        1.43           1.19               Southwest            15
OTD669     650145.7     4762476.0      1118.4        1.13        0.70           1.58         Southwest (Far South)      15
OTD670     650649.1     4763019.0       817.5        0.70        0.62           1.10               Southwest            15
OTD670     650653.1     4763015.0       803.6        0.65        0.60           1.03               Southwest            15
OTD670     650657.0     4763011.0       789.8        0.78        0.80           1.29               Southwest            15
OTD670     650660.9     4763006.5       775.9        0.68        0.84           1.22               Southwest            15
OTD670     650667.0     4762999.5       753.8        0.92        1.24           1.71               Southwest            18
OTD670     650671.3     4762995.0       738.1        0.93        1.09           1.62               Southwest            15
OTD670     650677.0     4762988.5       716.3        0.70        1.10           1.40               Southwest            17
OTD671     650203.1     4762528.5       908.9        0.52        1.11           1.23         Southwest (Far South)      15
OTD671     650203.8     4762528.5       640.9        0.24        1.21           1.01         Southwest (Far South)    11.1
OTD672     650350.2     4762620.0       617.9        0.55        0.79           1.05         Southwest (Far South)      15
OTD673     650448.8     4762996.0       489.2        0.37        0.99           1.00               Southwest            15
OTD673     650461.0     4763005.0       463.2        0.47        1.42           1.37               Southwest            15
OTD673     650467.3     4763009.0       450.3        0.80        2.92           2.66               Southwest            15
OTD673     650472.5     4763012.5       439.6        0.76        2.66           2.46               Southwest            10
OTD673     650490.1     4763026.0       403.2        0.68        1.94           1.91               Southwest            15
OTD673     650496.2     4763030.5       390.3        0.54        1.32           1.38               Southwest            15
OTD673     650508.5     4763040.5       364.6        0.51        0.95           1.12               Southwest            15
OTD674     650306.9     4762551.5       887.5        0.53        1.01           1.18         Southwest (Far South)      15
OTD676     650542.4     4763197.5      1104.0        0.58        0.73           1.05               Southwest             8
OTD676     650617.6     4763119.5       930.2        0.52        1.83           1.69               Southwest            15
OTD676     650622.5     4763113.5       917.4        0.74        0.61           1.13               Southwest            15
OTD676     650627.1     4763107.0       904.6        0.64        0.59           1.02               Southwest            15
OTD676     650631.6     4763100.5       891.8        0.74        0.73           1.20               Southwest            15
OTD676     650636.3     4763094.5       879.0        0.75        0.72           1.21               Southwest            15
OTD676     650640.8     4763088.0       866.1        0.89        1.18           1.64               Southwest            15
OTD676     650645.3     4763082.0       853.3        0.94        1.63           1.97               Southwest            15
OTD676     650649.8     4763075.0       840.4        1.13        2.23           2.56               Southwest            15
OTD676     650653.3     4763070.5       830.2        0.93        1.74           2.04               Southwest             9
OTD676     650656.1     4763066.5       822.0        0.43        0.92           1.02               Southwest            10
OTD676     650664.2     4763054.5       798.4        0.96        1.32           1.80               Southwest            15
OTD676     650668.5     4763048.0       785.5        0.75        1.79           1.89               Southwest            15
OTD676     650675.0     4763038.0       765.3        1.00        2.76           2.76               Southwest            17
OTD676     650689.1     4763014.5       720.3        0.91        2.94           2.79               Southwest            20
OTD677     650686.3     4763134.0      1087.0        0.62        0.62           1.02               Southwest            15
OTD677     650690.8     4763140.0      1074.2        0.76        1.09           1.45               Southwest            15
OTD677     650695.6     4763146.5      1061.4        0.99        2.39           2.51               Southwest            15
OTD677     650700.4     4763153.0      1048.6        1.14        2.42           2.68               Southwest            15

 DHID        EAST         NORTH       ELEVATION     CU (%)     AU (g/t)     CU_EQUIV.(%)           DEPOSIT          LENGTH (m)
-------    --------     ---------     ---------     ------     --------     ------------     ---------------------  ----------
OTD677     650705.2     4763159.0      1035.8        0.89        1.85           2.07               Southwest            15
OTD677     650710.1     4763164.5      1023.0        0.95        2.42           2.50               Southwest            15
OTD677     650715.0     4763171.0      1010.2        1.17        2.35           2.67               Southwest            15
OTD677     650719.8     4763177.0       997.3        0.90        1.93           2.13               Southwest            15
OTD677     650724.5     4763183.0       984.4        0.63        1.70           1.72               Southwest            15
OTD677     650729.3     4763189.0       971.6        1.09        2.81           2.88               Southwest            15
OTD677     650734.1     4763195.0       958.7        0.75        1.72           1.85               Southwest            15
OTD677     650739.0     4763201.0       945.7        0.68        1.50           1.64               Southwest            15
OTD677     650743.9     4763207.0       932.8        0.78        1.32           1.62               Southwest            15
OTD677     650758.5     4763223.5       894.4        0.64        1.45           1.56               Southwest            14
OTD677     650763.4     4763229.5       881.9        1.64        2.32           3.12               Southwest          12.2
OTD677     650775.8     4763242.5       850.8        0.72        1.34           1.57               Southwest            15
OTD677     650780.8     4763248.0       837.8        0.48        0.92           1.07               Southwest            15
OTD677     650789.5     4763257.5       816.2        0.76        0.92           1.35               Southwest            20
OTD679     651326.4     4764289.0      1048.9        1.14        0.09           1.19                Central             15
OTD679     651326.4     4764289.0      1033.9        1.50        0.07           1.55                Central             15
OTD681     650472.6     4762712.0      1020.7        0.81        0.30           1.00         Southwest (Far South)      15
OTD682     650418.9     4762785.5       967.5        0.77        0.36           1.00         Southwest (Far South)      15
OTD682     650475.5     4762887.5       793.0        0.47        0.90           1.04               Southwest            15
OTD682     650494.5     4762923.0       729.9        0.91        1.02           1.56               Southwest            15
OTD682     650498.1     4762930.0       717.2        0.76        0.75           1.24               Southwest            15
OTD682     650505.3     4762944.5       691.8        0.65        0.93           1.25               Southwest            15
OTD682     650509.0     4762951.5       679.1        0.61        1.37           1.48               Southwest            15
OTD682     650512.4     4762958.5       666.4        0.58        1.01           1.22               Southwest            15
OTD682     650515.9     4762966.0       653.7        0.63        1.18           1.38               Southwest            15
OTD682     650519.4     4762973.0       641.0        0.76        1.56           1.76               Southwest            15
OTD682     650526.5     4762987.0       615.5        0.36        1.03           1.01               Southwest            15
OTD682     650542.8     4763017.5       559.3        0.40        1.16           1.14               Southwest            15
OTD682     650546.7     4763024.5       546.5        0.40        1.64           1.45               Southwest            15
OTD682     650550.7     4763031.0       533.7        0.64        2.13           2.00               Southwest            15
OTD682     650554.7     4763038.0       520.9        0.49        2.02           1.78               Southwest            15
OTD682     650558.7     4763044.5       508.2        0.55        2.08           1.87               Southwest            15
OTD682     650562.8     4763051.5       495.4        0.60        2.86           2.42               Southwest            15
OTD682     650566.8     4763058.0       482.6        0.42        1.53           1.39               Southwest            15
OTD682     650570.9     4763064.5       469.8        0.52        2.69           2.23               Southwest            15
OTD682     650574.9     4763071.5       456.9        0.49        1.68           1.56               Southwest            15
OTD682     650579.0     4763078.0       444.0        0.40        1.25           1.20               Southwest            15
OTD682     650595.0     4763103.0       393.2        0.58        1.56           1.57               Southwest            13
OTD682A    650489.3     4762905.5       782.1        0.74        0.64           1.15               Southwest            15
OTD682A    650507.7     4762933.0       751.8        0.61        0.94           1.21               Southwest            15
OTD682A    650513.7     4762942.0       741.6        0.53        0.92           1.11               Southwest            15
OTD682A    650531.5     4762969.5       710.8        0.50        0.87           1.06               Southwest            15
OTD682A    650548.9     4762997.5       679.9        0.57        0.72           1.03               Southwest            15
OTD682A    650554.7     4763007.0       669.6        0.55        1.21           1.32               Southwest            15
OTD682A    650574.3     4763037.0       635.0        0.54        1.23           1.33               Southwest            15
OTD682A    650580.2     4763046.0       624.6        0.48        1.10           1.19               Southwest            15
OTD682A    650586.1     4763055.0       614.2        0.52        1.31           1.36               Southwest            15
OTD682A    650592.0     4763064.0       603.9        0.49        1.09           1.19               Southwest            15
OTD682A    650602.9     4763080.5       585.2        0.65        1.66           1.71               Southwest            15
OTD682A    650609.0     4763089.5       574.8        0.46        0.99           1.10               Southwest            15
OTD682A    650615.0     4763098.5       564.4        0.65        1.77           1.78               Southwest            15
OTD682A    650621.1     4763107.5       554.0        0.71        2.44           2.26               Southwest            15
OTD682A    650627.4     4763116.5       543.6        0.77        1.52           1.73               Southwest            15
OTD682A    650633.4     4763125.5       533.2        0.87        2.27           2.32               Southwest            15
OTD682A    650639.3     4763134.0       522.8        0.52        0.94           1.11               Southwest            15
OTD682A    650660.6     4763163.5       488.2        0.49        0.81           1.01               Southwest            16
OTD682B    650502.8     4762914.0       702.4        0.54        1.07           1.22               Southwest            15
OTD682B    650522.9     4762929.5       616.0        0.59        0.78           1.09               Southwest            15
OTD682B    650526.2     4762932.5       601.6        0.58        0.86           1.13               Southwest            15
OTD682B    650529.5     4762935.0       587.1        0.54        0.84           1.08               Southwest            15
OTD682B    650545.6     4762947.0       514.9        0.26        1.49           1.21               Southwest            15
OTD682B    650548.8     4762949.5       500.4        0.29        1.33           1.13               Southwest            15
OTD682B    650552.0     4762952.5       486.0        0.33        1.22           1.11               Southwest            15

 DHID        EAST         NORTH       ELEVATION     CU (%)     AU (g/t)     cu_EQUIV.(%)           DEPOSIT          LENGTH (m)
-------    --------     ---------     ---------     ------     --------     ------------     ---------------------  ----------
OTD682B    650555.1     4762955.5       471.5        0.39        1.23           1.18               Southwest            15
OTD683     650048.3     4762655.5       762.2        0.49        1.01           1.14         Southwest (Far South)     8.1
OTD684     651275.5     4764023.0      1083.1        1.14        0.23           1.29                Central             15
OTD685     650868.2     4763218.0      1046.3        0.71        0.65           1.12               Southwest            15
OTD685     650873.4     4763213.0      1033.1        0.66        0.72           1.12               Southwest            15
OTD685     650878.6     4763208.5      1020.0        0.62        0.85           1.17               Southwest            15
OTD685     650883.8     4763203.5      1006.8        0.76        1.58           1.77               Southwest            15
OTD685     650889.0     4763198.5       993.6        0.76        1.76           1.88               Southwest            15
OTD685     650893.3     4763194.5       982.6        0.58        0.81           1.09               Southwest            10
OTD685     650969.1     4763119.0       776.8        0.89        0.28           1.06                 Wedge              15
OTD687     650349.8     4762791.0       917.2        0.82        0.66           1.24         Southwest (Far South)      15
OTD687     650355.8     4762787.0       904.1        0.82        0.77           1.31         Southwest (Far South)      15
OTD687     650361.7     4762782.5       891.0        0.72        0.62           1.11         Southwest (Far South)      15
OTD687     650367.6     4762779.0       877.8        0.96        0.93           1.56         Southwest (Far South)      15
OTD687     650373.5     4762775.0       864.6        0.51        0.85           1.05         Southwest (Far South)      15
OTD688     650745.5     4763215.0      1126.5        0.78        0.82           1.30               Southwest            15
OTD688     650750.4     4763222.0      1114.3        0.91        1.04           1.57               Southwest            15
OTD688     650755.3     4763229.0      1102.0        0.74        0.61           1.13               Southwest            15
OTD688     650765.1     4763243.0      1077.5        0.84        0.92           1.42               Southwest            15
OTD688     650770.1     4763250.5      1065.2        1.46        2.23           2.88               Southwest            15
OTD688     650775.0     4763258.0      1052.9        0.81        1.47           1.74               Southwest            15
OTD688     650784.5     4763271.5      1028.2        1.28        3.18           3.31               Southwest            15
OTD688     650788.4     4763277.0      1018.3        1.23        2.94           3.10               Southwest             9
OTD688     650794.8     4763286.5      1001.8        1.07        3.81           3.50               Southwest            15
OTD688     650799.6     4763293.5       989.5        1.25        4.00           3.80               Southwest            15
OTD688     650804.4     4763300.0       977.1        0.99        3.31           3.10               Southwest            15
OTD688     650809.2     4763307.5       964.6        0.83        2.51           2.43               Southwest            15
OTD688     650831.5     4763339.0       907.4        0.73        0.66           1.15               Southwest            15
OTD688     650836.4     4763346.0       894.9        0.67        0.52           1.01               Southwest            15
OTD691     650431.6     4763128.5       636.6        0.52        0.75           1.00               Southwest            15
OTD691     650440.9     4763140.5       610.7        0.63        1.01           1.28               Southwest            15
OTD691     650445.5     4763146.5       597.7        1.43        1.53           2.40               Southwest            15
OTD691     650450.1     4763152.5       584.7        1.56        2.12           2.91               Southwest            15
OTD691     650454.8     4763158.5       571.8        0.78        1.30           1.61               Southwest            15
OTD691     650459.5     4763164.5       558.7        0.66        1.36           1.53               Southwest            15
OTD691     650464.1     4763169.5       545.7        0.85        2.03           2.15               Southwest            15
OTD691     650468.8     4763175.5       532.7        0.69        1.65           1.74               Southwest            15
OTD691     650478.4     4763187.0       506.5        0.57        1.19           1.33               Southwest            15
OTD692     650102.9     4762516.0      1087.8        0.67        0.65           1.08         Southwest (Far South)      15
OTD692     650124.5     4762504.0      1033.1        0.55        0.71           1.00         Southwest (Far South)      15
OTD692     650145.2     4762490.0       978.5        0.41        0.92           1.00         Southwest (Far South)      15
OTD694     650813.2     4763522.0      1106.4        1.06        0.74           1.53           Southwest (Bridge)       15
OTD694     650823.1     4763514.5      1085.3        1.21        0.82           1.73           Southwest (Bridge)       19
OTD694     650834.5     4763505.5      1061.9        0.77        0.64           1.18           Southwest (Bridge)       15
OTD694     650840.4     4763500.5      1049.0        1.03        0.79           1.53           Southwest (Bridge)       15
OTD694     650880.3     4763466.0       958.2        0.70        0.49           1.02           Southwest (Bridge)       15
OTD695     650167.6     4762933.5       990.9        0.87        0.83           1.40         Southwest (Far South)      15
OTD697     650806.3     4763385.5       984.9        0.79        0.38           1.04               Southwest            15
OTD697     650832.1     4763361.5       918.6        0.66        0.70           1.10               Southwest            15
OTD697     650845.6     4763347.5       881.8        0.72        0.77           1.21               Southwest             8
OTD697     650886.2     4763306.0       773.9        0.87        0.35           1.10               Southwest            15
OTD699     650684.7     4762972.5       869.6        1.06        0.97           1.68               Southwest            15
OTD699     650689.1     4762979.0       856.9        0.80        1.07           1.49               Southwest            15
OTD699     650693.6     4762985.5       844.2        0.78        1.24           1.57               Southwest            15
OTD700     650695.2     4763353.0      1003.7        1.24        1.23           2.03               Southwest            15
OTD700     650701.3     4763349.0       990.5        0.89        1.07           1.57               Southwest            15
OTD700     650707.3     4763345.5       977.3        1.04        1.21           1.81               Southwest            15
OTD700     650713.3     4763342.0       964.0        1.13        2.52           2.74               Southwest            15
OTD700     650719.2     4763338.5       950.6        1.30        2.94           3.18               Southwest            15
OTD700     650742.7     4763325.0       896.1        0.82        0.30           1.02               Southwest            15
OTD700     650748.5     4763321.5       882.6        0.84        0.32           1.04               Southwest            15
OTD701     650285.5     4762650.5       998.7        0.72        0.66           1.14         Southwest (Far South)      15
OTD701     650258.5     4762619.5       954.8        0.50        0.97           1.11         Southwest (Far South)      15

 DHID        EAST         NORTH       ELEVATION     CU (%)     AU (g/t)     CU_EQUIV.(%)           DEPOSIT          LENGTH (m)
-------    --------     ---------     ---------     ------     --------     ------------     ---------------------  ----------
OTD701     650228.1     4762590.5       912.6        0.57        0.80           1.08         Southwest (Far South)      15
OTD701     650220.3     4762583.5       901.9        0.56        0.82           1.08         Southwest (Far South)      15
OTD701     650212.4     4762576.5       891.1        0.31        1.29           1.13         Southwest (Far South)      15
OTD701     650147.7     4762517.0       794.2        0.35        1.19           1.11         Southwest (Far South)      15
OTD702     650103.8     4762677.0       919.1        0.66        0.60           1.04         Southwest (Far South)      15
OTD703     650755.0     4763574.5       861.2        1.35        1.51           2.31           Southwest (Bridge)       15
OTD704     650667.4     4763590.5       846.0        0.85        1.76           1.97               Southwest            15
OTD705     650373.6     4762856.0       314.2        0.35        1.44           1.26               Southwest            15
OTD705     650376.2     4762852.5       299.9        0.38        1.57           1.39               Southwest            15
OTD705     650378.6     4762849.0       285.5        0.45        2.45           2.01               Southwest            15
OTD705     650381.3     4762845.5       271.2        0.34        1.79           1.48               Southwest            15
OTD707     651189.0     4763385.5       956.1        1.17        0.06           1.21                 Wedge              15
OTD707     651182.9     4763390.0       943.1        1.07        0.04           1.09                 Wedge              15
OTD707     651176.8     4763394.5       930.2        1.72        0.05           1.75                 Wedge              15
OTD708     651073.4     4763477.5       887.4        1.23        0.38           1.47           Southwest (Bridge)       15
OTD708     651067.7     4763483.0       874.6        1.08        0.14           1.17           Southwest (Bridge)       15
OTD708     651062.0     4763488.0       861.8        1.00        0.07           1.05           Southwest (Bridge)       15
OTD710     650550.3     4763210.0       952.3        0.68        0.60           1.06               Southwest            15
OTD710     650554.3     4763214.5       938.6        0.99        0.83           1.52               Southwest            15
OTD710     650562.4     4763224.0       911.3        0.96        1.14           1.69               Southwest            15
OTD710     650566.3     4763228.5       897.6        0.92        1.45           1.84               Southwest            15
OTD710     650570.3     4763233.0       883.9        1.22        1.93           2.45               Southwest            15
OTD710     650574.3     4763237.5       870.3        0.54        1.52           1.51               Southwest            15
OTD710     650578.2     4763242.5       856.5        1.08        2.68           2.79               Southwest            15
OTD710     650590.0     4763255.5       815.3        0.75        1.49           1.70               Southwest            15
OTD710     650593.8     4763260.0       801.6        1.33        3.27           3.42               Southwest            15
OTD710     650597.8     4763264.5       787.9        1.30        2.69           3.01               Southwest            15
OTD710     650601.6     4763269.0       774.1        1.69        4.02           4.25               Southwest            15
OTD710     650605.4     4763273.5       760.4        0.52        0.94           1.12               Southwest            15
OTD710     650612.9     4763282.5       732.8        1.00        1.01           1.64               Southwest            15
OTD712     650047.1     4762495.0       719.5        0.37        1.26           1.17         Southwest (Far South)      15
OTD713A    650560.6     4762944.5       898.5        0.78        0.68           1.21               Southwest            15
OTD713A    650587.3     4762978.0       819.4        0.96        0.64           1.37               Southwest            15
OTD713A    650596.5     4762990.0       793.4        0.94        0.58           1.31               Southwest            15
OTD713A    650601.2     4762996.0       780.5        0.94        0.48           1.25               Southwest            15
OTD713A    650608.8     4763005.0       760.7        0.78        0.65           1.20               Southwest            16
OTD713A    650618.4     4763015.5       736.6        1.05        0.78           1.55               Southwest            15
OTD713A    650623.7     4763021.5       723.9        0.91        0.79           1.42               Southwest            15
OTD713A    650629.1     4763027.0       711.2        1.02        0.69           1.46               Southwest            15
OTD713A    650634.7     4763033.0       698.5        0.84        0.61           1.23               Southwest            15
OTD713A    650640.4     4763039.0       685.9        0.71        0.56           1.07               Southwest            15
OTD713A    650646.1     4763044.5       673.3        1.14        1.51           2.10               Southwest            15
OTD713A    650652.1     4763050.5       660.8        1.01        1.79           2.16               Southwest            15
OTD713A    650661.3     4763059.5       641.2        0.70        1.16           1.44               Southwest            17
OTD713A    650673.2     4763071.0       617.9        0.62        0.95           1.23               Southwest            16
OTD713A    650680.1     4763077.5       605.0        1.35        3.28           3.44               Southwest            15
OTD713A    650687.3     4763083.5       593.3        1.10        2.82           2.90               Southwest            15
OTD713A    650694.5     4763089.5       581.6        2.08        5.06           5.31               Southwest            15
OTD713A    650701.5     4763096.0       569.9        2.28        6.01           6.11               Southwest            15
OTD713A    650708.6     4763102.0       558.1        0.98        3.21           3.03               Southwest            15
OTD713A    650715.7     4763108.0       546.3        0.93        2.98           2.83               Southwest            15
OTD713A    650730.1     4763119.5       522.5        0.54        1.11           1.25               Southwest            15
OTD714     651078.0     4763579.5       769.6        1.01        0.37           1.25           Southwest (Bridge)       15
OTD714     651072.3     4763584.0       756.5        0.75        0.67           1.18           Southwest (Bridge)       15
OTD716     651032.3     4763607.0       863.8        0.94        0.09           1.00           Southwest (Bridge)       15
OTD719     651064.0     4763483.5       903.3        1.02        0.06           1.06           Southwest (Bridge)       15
OTD719     651070.5     4763479.5       890.4        1.18        0.11           1.25           Southwest (Bridge)       15
OTD721     651033.3     4763679.5       910.2        1.06        0.08           1.11           Southwest (Bridge)       20
OTD721     651033.4     4763675.0       902.7        1.64        0.37           1.87           Southwest (Bridge)       12
OTD721     651033.3     4763669.0       890.8        1.10        0.13           1.19           Southwest (Bridge)       15
OTD721     651033.0     4763661.5       877.6        0.95        0.09           1.00           Southwest (Bridge)       15
OTD725     650721.5     4763101.0      1075.2        0.72        1.13           1.44               Southwest            15
OTD725     650723.0     4763102.0      1060.4        0.86        1.62           1.90               Southwest            15

 DHID        EAST         NORTH       ELEVATION     CU (%)     AU (g/t)     CU_EQUIV.(%)           DEPOSIT          LENGTH (m)
------     --------     ---------     ---------     ------     --------     ------------      ------------------    ----------
OTD725     650724.6     4763103.5       1045.5       0.75        1.76           1.87               Southwest            15
OTD725     650727.0     4763106.0       1021.4       0.90        2.43           2.45               Southwest          18.8
OTD726     650304.0     4763135.5        962.3       0.82        0.74           1.29               Southwest            15
OTD726     650307.6     4763132.0        948.1       0.88        0.59           1.26               Southwest            15
OTD726     650396.5     4763033.5        588.2       0.50        0.97           1.12               Southwest            19
OTD726     650412.5     4763013.0        522.2       0.61        0.70           1.06               Southwest            10
OTD726     650418.3     4763005.0        497.5       0.63        1.44           1.55               Southwest            15
OTD726     650423.6     4762998.0        474.8       0.85        2.37           2.36               Southwest            19
OTD726     650430.6     4762988.0        443.6       0.66        2.00           1.93               Southwest            15
OTD726     650433.8     4762983.5        429.7       0.66        2.53           2.27               Southwest            15
OTD726     650436.8     4762979.0        415.7       0.44        1.26           1.24               Southwest            15
OTD726     650439.8     4762974.0        401.7       0.42        1.35           1.28               Southwest            15
OTD726     650442.9     4762970.0        387.8       1.12        3.44           3.32               Southwest            15
OTD726     650446.0     4762965.5        373.9       0.94        2.83           2.74               Southwest            15
OTD726     650448.8     4762961.0        360.3       0.45        1.80           1.60               Southwest            14
OTD730     650522.1     4763204.5        855.7       1.43        1.11           2.14               Southwest            15
OTD730     650525.7     4763201.5        841.6       0.95        1.03           1.60               Southwest            15
OTD730     650529.5     4763197.5        827.6       0.92        1.22           1.70               Southwest            15
OTD730     650533.3     4763193.5        813.5       1.11        3.08           3.08               Southwest            15
OTD730     650537.0     4763190.0        799.4       1.49        3.12           3.48               Southwest            15
OTD730     650540.6     4763186.5        785.3       1.16        3.89           3.64               Southwest            15
OTD730     650544.1     4763182.5        771.2       0.77        2.53           2.39               Southwest            15
OTD730     650551.3     4763175.0        743.0       0.73        0.93           1.32               Southwest            15
OTD730     650554.8     4763171.5        728.9       0.93        0.89           1.49               Southwest            15
OTD730     650560.1     4763166.0        707.7       0.74        0.85           1.29               Southwest            14
OTD730     650564.7     4763160.5        688.3       0.57        0.91           1.15               Southwest            15
OTD730     650568.1     4763157.0        674.1       0.53        1.06           1.20               Southwest            15
OTD730     650571.2     4763154.0        661.4       0.58        0.93           1.17               Southwest            12
OTD730     650588.6     4763134.5        587.2       0.43        1.26           1.23               Southwest            15
OTD730     650594.9     4763127.0        558.8       0.58        1.37           1.45               Southwest            15
OTD730     650598.0     4763123.0        544.6       0.85        2.72           2.59               Southwest            15
OTD730     650623.3     4763091.5        425.1       0.19        1.34           1.05               Southwest            20
OTD730     650629.8     4763083.0        392.8       0.40        0.98           1.03               Southwest            15
OTD731     651096.6     4763672.5        809.3       1.08        0.07           1.12          Southwest (Bridge)         8
OTD731     651092.3     4763675.0        799.0       1.16        0.06           1.19          Southwest (Bridge)        15
OTD740     650610.8     4762846.5        978.1       0.66        0.79           1.17               Southwest            10
OTD740     650618.3     4762841.0        959.8       0.97        0.20           1.10               Southwest            15
OTD742     651142.1     4763294.5        981.8       0.99        0.04           1.02                 Wedge              15
OTD742     651123.8     4763306.0        944.6       0.97        0.08           1.02                 Wedge              11
OTD744     650478.5     4763014.5        599.2       0.41        0.95           1.02               Southwest            15
OTD744     650484.8     4763008.5        570.5       0.52        0.84           1.05               Southwest            15
OTD744     650488.0     4763005.5        556.2       0.37        1.03           1.02               Southwest            15
OTD744     650500.3     4762991.5        499.0       0.34        1.40           1.23               Southwest            15
OTD744     650509.5     4762982.0        456.0       0.35        1.23           1.13               Southwest            15
OTD746     650612.4     4763217.5       1010.8       0.87        0.70           1.31               Southwest            15
OTD746     650617.5     4763214.0        997.1       0.73        0.53           1.07               Southwest            15
OTD746     650622.5     4763210.5        983.4       1.10        0.75           1.57               Southwest            15
OTD746     650637.0     4763200.5        942.1       1.06        1.29           1.89               Southwest            15
OTD746     650641.6     4763197.0        928.3       1.10        2.86           2.93               Southwest            15
OTD746     650646.1     4763193.0        914.5       0.51        1.26           1.32               Southwest            15
OTD746     650651.0     4763189.0        900.8       0.81        1.60           1.83               Southwest            15
OTD746     650655.5     4763185.5        887.0       0.87        1.50           1.83               Southwest            15
OTD746     650660.0     4763181.5        873.2       1.04        2.16           2.42               Southwest            15
OTD746     650664.5     4763178.0        859.4       1.01        2.61           2.68               Southwest            15
OTD746     650669.0     4763174.0        845.6       0.48        1.48           1.42               Southwest            15
OTD746     650672.5     4763171.0        834.5       1.41        4.59           4.33               Southwest             9
OTD746     650705.8     4763142.5        726.9       0.44        0.91           1.02               Southwest            13
OTD746     650725.4     4763126.5        661.8       0.98        1.03           1.64               Southwest            15
OTD746     650729.7     4763123.0        647.8       0.73        1.44           1.65               Southwest            15
OTD746     650733.9     4763119.0        633.9       1.02        3.12           3.01               Southwest            15
OTD746     650738.0     4763115.0        619.9       0.94        2.59           2.59               Southwest            15
OTD746     650742.2     4763111.5        606.0       1.27        4.39           4.07               Southwest            15
OTD746     650746.4     4763108.5        592.0       1.36        5.25           4.70               Southwest            15

 DHID        EAST         NORTH       ELEVATION     CU (%)     AU (g/t)     CU_EQUIV.(%)            DEPOSIT         LENGTH (m)
------     --------     ---------     ---------     ------     --------     ------------           ---------        ----------
OTD748     650601.8     4762833.5        792.5       0.72        0.85           1.26               Southwest            15
OTD750     650730.3     4763132.5       1114.2       0.65        0.72           1.11               Southwest            15
OTD750     650735.8     4763129.0       1100.7       0.67        0.95           1.28               Southwest            15
OTD750     650741.2     4763126.0       1087.2       0.61        1.07           1.29               Southwest            15
OTD750     650746.7     4763122.0       1073.6       0.65        1.04           1.31               Southwest            15
OTD750     650752.0     4763119.0       1060.1       1.46        1.63           2.50               Southwest            15
OTD750     650757.3     4763115.0       1046.5       0.59        0.85           1.13               Southwest            15
OTD750     650768.0     4763107.5       1019.5       0.83        1.61           1.85               Southwest            15
OTD750     650773.3     4763104.0       1006.0       1.19        3.33           3.31               Southwest            15
OTD750     650778.8     4763099.5        992.4       1.39        3.09           3.36               Southwest            15
OTD750     650784.1     4763096.0        978.9       1.12        3.12           3.11               Southwest            15
OTD750     650789.5     4763092.5        965.4       0.78        2.06           2.09               Southwest            15
OTD752     651174.3     4763273.5        868.0       1.00        0.03           1.02                 Wedge              15
OTD752     651169.0     4763278.5        854.9       1.07        0.04           1.09                 Wedge              15
OTD752     651163.6     4763283.5        841.8       1.25        0.09           1.31                 Wedge              15
OTD753     650571.1     4763287.0        717.4       1.39        2.50           2.99               Southwest            15
OTD753     650581.4     4763274.5        675.3       0.73        1.19           1.49               Southwest            15
OTD753     650590.1     4763264.0        639.2       0.86        1.80           2.01               Southwest            17
OTD753     650596.6     4763255.5        610.6       1.10        1.39           1.99               Southwest            15
OTD753     650599.7     4763251.5        596.6       0.76        1.18           1.51               Southwest            15
OTD753     650602.8     4763247.5        582.5       0.81        1.07           1.49               Southwest            15
OTD753     650605.8     4763243.0        568.5       0.64        0.70           1.09               Southwest            15
OTD753     650608.4     4763239.5        555.8       1.48        2.20           2.88               Southwest            12
OTD753     650612.0     4763233.5        537.5       0.80        2.20           2.20               Southwest            15
OTD753     650614.6     4763229.0        523.4       0.48        1.38           1.36               Southwest            15
OTD753     650616.9     4763225.0        511.7       0.99        2.88           2.82               Southwest            10
OTD753     650619.2     4763221.5        500.0       0.97        2.82           2.77               Southwest            15
OTD753     650622.0     4763217.0        485.9       1.30        2.65           2.99               Southwest            15
OTD753     650624.8     4763212.5        471.9       0.44        1.06           1.12               Southwest            15
OTD753     650627.5     4763208.0        457.8       0.62        1.34           1.47               Southwest            15
OTD755     650695.9     4763042.0       1046.0       0.56        0.82           1.09               Southwest            15
OTD755     650706.2     4763033.5       1019.2       0.78        0.96           1.39               Southwest            15
OTD755     650716.3     4763024.5        992.5       0.50        1.08           1.19               Southwest            15
OTD755     650721.3     4763020.0        979.1       0.93        2.23           2.35               Southwest            15
OTD755     650725.6     4763016.0        967.4       0.76        1.11           1.47               Southwest            11
OTD757     651224.5     4763000.0       1048.8       1.02        0.26           1.18                 South              15
OTD757     651221.6     4762995.5       1034.7       1.20        0.28           1.38                 South              15
OTD758     650279.1     4763069.0       1009.9       0.92        0.89           1.48               Southwest            15
OTD758     650363.9     4762990.0        570.9       0.63        0.72           1.09               Southwest            15
OTD758     650369.2     4762983.5        542.0       0.57        1.29           1.40               Southwest            15
OTD758     650371.8     4762981.0        527.5       0.53        1.04           1.20               Southwest            15
OTD758     650374.3     4762978.0        513.0       0.63        1.22           1.40               Southwest            15
OTD758     650376.9     4762975.0        498.5       0.56        1.24           1.35               Southwest            15
OTD758     650379.7     4762972.0        484.1       0.54        1.22           1.32               Southwest            15
OTD758     650382.3     4762969.0        469.6       0.59        1.28           1.40               Southwest            15
OTD758     650384.8     4762965.5        455.1       0.48        1.80           1.63               Southwest            15
OTD758     650387.4     4762963.0        440.6       0.53        1.20           1.29               Southwest            15
OTD758     650390.0     4762960.0        426.1       0.52        1.42           1.42               Southwest            15
OTD758     650392.5     4762957.0        411.7       0.54        1.59           1.55               Southwest            15
OTD758     650395.1     4762953.5        397.3       0.54        1.22           1.32               Southwest            15
OTD758     650397.6     4762950.5        382.8       0.81        1.60           1.83               Southwest            15
OTD758     650400.1     4762947.0        368.4       0.92        3.26           3.00               Southwest            15
OTD758     650405.1     4762940.5        339.5       0.45        2.07           1.77               Southwest            15
OTD758     650410.0     4762934.0        310.6       0.30        1.38           1.18               Southwest            15
OTD758     650414.8     4762928.0        281.8       0.34        1.32           1.18               Southwest            15
OTD758     650417.3     4762924.5        267.3       0.42        1.66           1.48               Southwest            15
OTD758     650419.7     4762921.0        252.9       0.33        1.13           1.05               Southwest            15
OTD758     650423.6     4762916.0        230.3       0.50        1.42           1.41               Southwest            17
OTD760     650506.5     4763121.5        815.5       0.80        0.63           1.20               Southwest            15
OTD760     650520.0     4763104.5        759.5       0.59        0.65           1.00               Southwest            15
OTD760     650552.3     4763067.0        637.7       0.42        1.00           1.05               Southwest            14
OTD760     650581.0     4763037.0        545.0       0.36        1.30           1.19               Southwest            15
OTD760     650585.3     4763032.5        531.5       0.52        1.66           1.58               Southwest            15

 DHID        EAST         NORTH       ELEVATION     CU (%)     AU (g/t)     CU_EQUIV.(%)            DEPOSIT         LENGTH (m)
------     --------     ---------     ---------     ------     --------     ------------           ---------        ----------
OTD760     650589.6     4763028.0        517.9       0.49        2.03           1.79               Southwest            15
OTD760     650594.0     4763023.0        504.4       0.37        1.78           1.51               Southwest            15
OTD760     650611.5     4763002.5        450.6       0.34        1.23           1.12               Southwest            15
OTD760     650615.4     4762998.5        439.0       0.47        1.59           1.48               Southwest            11
OTD761     650630.9     4763202.5       1113.9       0.79        0.67           1.22               Southwest            15
OTD761     650641.0     4763195.5       1086.4       0.84        0.70           1.29               Southwest            15
OTD761     650645.8     4763192.5       1072.7       0.92        0.91           1.50               Southwest            15
OTD761     650655.6     4763185.5       1045.2       0.62        0.66           1.04               Southwest            15
OTD761     650660.4     4763182.0       1031.4       0.61        1.00           1.25               Southwest            15
OTD761     650674.7     4763172.0        990.0       0.49        1.61           1.52               Southwest            15
OTD761     650679.5     4763169.0        976.1       0.61        1.23           1.40               Southwest            15
OTD761     650684.2     4763165.5        962.3       0.67        1.36           1.53               Southwest            15
OTD761     650688.9     4763161.5        948.5       0.69        1.24           1.48               Southwest            15
OTD761     650693.5     4763158.5        934.6       0.90        1.69           1.98               Southwest            15
OTD761     650698.2     4763155.5        920.8       0.57        0.67           1.00               Southwest            15
OTD761     650707.5     4763148.5        893.0       0.66        1.45           1.58               Southwest            15
OTD761     650712.1     4763145.0        879.2       0.73        1.58           1.74               Southwest            15
OTD761     650716.7     4763142.0        865.3       0.90        2.02           2.19               Southwest            15
OTD761     650730.5     4763132.0        823.5       0.74        2.46           2.30               Southwest            15
OTD761     650735.0     4763128.5        809.6       1.09        2.37           2.60               Southwest            15
OTD761     650739.1     4763126.0        797.1       0.51        1.77           1.64               Southwest            12
OTD761     650744.3     4763122.5        780.8       0.90        1.94           2.13               Southwest            15
OTD761     650748.8     4763119.0        766.9       0.75        2.03           2.04               Southwest            15
OTD761     650753.4     4763116.0        752.9       0.94        1.69           2.02               Southwest            15
OTD761     650768.6     4763105.0        706.0       0.81        2.25           2.25               Southwest            12
OTD762     650561.1     4762873.5        725.1       0.62        0.69           1.06               Southwest            15
OTD762     650587.8     4762850.5        626.1       0.84        1.13           1.56               Southwest            15
OTD762     650590.6     4762848.0        615.2       0.82        1.18           1.57               Southwest             8
OTD763     650692.1     4762996.0        869.8       0.92        0.51           1.25               Southwest            19
OTD763     650696.8     4762991.5        857.9       1.24        1.15           1.97               Southwest            15
OTD764     650450.0     4763108.5        889.8       0.97        0.55           1.32               Southwest            15
OTD764     650468.1     4763093.0        803.1       0.62        0.60           1.01               Southwest            15
OTD764     650488.5     4763075.0        701.9       0.55        0.80           1.06               Southwest            15
OTD764     650520.8     4763043.0        529.0       0.35        1.12           1.06               Southwest            15
OTD764     650545.0     4763013.5        387.7       0.93        2.89           2.77               Southwest            15
OTD767     650678.5     4763168.5       1118.4       0.54        0.83           1.07               Southwest            15
OTD767     650683.8     4763165.5       1104.8       0.60        0.77           1.10               Southwest            15
OTD767     650699.6     4763155.0       1063.8       1.00        1.80           2.15               Southwest            15
OTD767     650705.0     4763152.0       1050.2       1.11        2.78           2.88               Southwest            15
OTD767     650710.1     4763148.5       1036.5       0.77        2.62           2.44               Southwest            15
OTD767     650715.0     4763145.0       1022.9       0.61        2.23           2.03               Southwest            15
OTD767     650719.8     4763141.0       1009.2       0.62        1.45           1.54               Southwest            15
OTD767     650724.7     4763137.5        995.5       0.62        1.44           1.54               Southwest            15
OTD767     650729.5     4763133.5        981.8       0.70        1.35           1.56               Southwest            15
OTD767     650739.3     4763126.0        954.5       0.51        1.08           1.20               Southwest            15
OTD767     650744.4     4763123.0        940.8       0.64        1.27           1.45               Southwest            15
OTD767     650749.6     4763119.5        927.1       0.86        1.84           2.04               Southwest            15
OTD767     650754.7     4763115.5        913.4       0.53        1.03           1.19               Southwest            15
OTD767     650759.7     4763112.0        899.8       0.57        1.04           1.23               Southwest            15
OTD767     650764.6     4763108.0        886.1       0.44        0.89           1.01               Southwest            15
OTD767     650776.0     4763100.0        854.2       0.92        1.03           1.57               Southwest            20
OTD767     650786.4     4763092.0        825.4       0.63        1.59           1.65               Southwest            14
OTD767     650791.1     4763089.0        812.2       0.62        0.86           1.17                 Wedge              15
OTD768     650656.1     4763076.0        997.7       0.76        0.87           1.31               Southwest            15
OTD768     650661.6     4763072.0        984.4       0.77        1.22           1.55               Southwest            15
OTD768     650667.2     4763067.5        971.1       0.76        1.54           1.74               Southwest            15
OTD768     650672.6     4763063.0        957.8       1.00        1.29           1.83               Southwest            15
OTD768     650677.8     4763058.5        944.5       0.62        1.00           1.25               Southwest            15
OTD768     650686.1     4763050.5        922.9       0.79        1.33           1.64               Southwest            19
OTD768     650692.0     4763044.0        907.5       0.76        1.81           1.92               Southwest            15
OTD768     650696.8     4763039.0        894.3       0.62        1.25           1.42               Southwest            15
OTD768     650701.3     4763034.5        882.4       0.56        1.47           1.50               Southwest            12
OTD769     650632.4     4762987.0        745.1       0.71        0.80           1.22               Southwest            15

 DHID       EAST       NORTH     ELEVATION   CU (%)   AU (g/t)   CU_EQUIV. (%)    DEPOSIT    LENGTH (m)
------   ---------   ---------   ---------   ------   --------   -------------   ---------   ----------
OTD769    650654.6   4762970.5     673.2      0.90     1.63          1.94        Southwest       15
OTD769    650659.0   4762967.0     659.2      1.27     2.30          2.74        Southwest       15
OTD771    650459.1   4763165.0     575.7      0.44     1.07          1.12        Southwest       15
OTD771    650471.2   4763156.0     533.2      0.40     1.34          1.25        Southwest       15
OTD771    650477.3   4763151.5     511.5      0.61     1.42          1.52        Southwest       16
OTD771    650502.5   4763131.5     419.0      0.47     0.85          1.01        Southwest       15
OTD771    650506.3   4763128.5     404.8      0.51     0.83          1.04        Southwest       15
OTD771    650509.1   4763126.0     393.9      0.41     1.05          1.08        Southwest        8
OTD773    650569.5   4763246.0     857.7      0.76     2.32          2.24        Southwest       15
OTD773    650574.1   4763242.5     843.9      0.93     2.31          2.40        Southwest       15
OTD773    650578.7   4763239.0     830.1      0.71     2.30          2.17        Southwest       15
OTD773    650583.2   4763235.5     816.2      1.41     4.53          4.30        Southwest       15
OTD773    650587.7   4763232.0     802.4      1.76     5.06          4.99        Southwest       15
OTD773    650592.1   4763228.5     788.5      1.58     4.87          4.68        Southwest       15
OTD773    650595.6   4763225.5     777.8      2.10     5.71          5.74        Southwest        8
OTD773    650603.8   4763219.0     752.4      0.68     1.46          1.61        Southwest       15
OTD773    650608.3   4763216.0     738.5      0.82     1.13          1.54        Southwest       15
OTD773    650612.6   4763212.5     725.0      0.68     1.04          1.34        Southwest       14
OTD773    650617.0   4763209.5     711.6      0.94     1.05          1.61        Southwest       15
OTD773    650621.5   4763206.5     697.7      1.21     1.28          2.02        Southwest       15
OTD773    650639.3   4763193.0     642.0      0.66     0.85          1.20        Southwest       15
OTD773    650643.8   4763189.5     628.0      0.77     1.06          1.45        Southwest       15
OTD773    650648.2   4763186.5     614.1      1.19     1.55          2.18        Southwest       15
OTD773    650652.8   4763183.5     600.1      0.76     1.32          1.60        Southwest       15
OTD773    650657.4   4763180.5     586.2      0.90     2.35          2.40        Southwest       15
OTD773    650662.2   4763177.5     572.3      0.75     2.49          2.34        Southwest       15
OTD773    650667.0   4763175.0     558.3      0.79     2.17          2.18        Southwest       15
OTD773    650671.8   4763172.0     544.4      1.37     3.10          3.35        Southwest       15
OTD773    650676.5   4763169.5     530.4      0.89     2.23          2.31        Southwest       15
OTD774    650616.2   4763110.5     912.9      0.71     0.46          1.00        Southwest       15
OTD774    650637.1   4763098.0     842.0      0.87     1.22          1.65        Southwest       15
OTD774    650641.3   4763096.0     827.8      0.58     1.12          1.29        Southwest       15
OTD774    650645.2   4763093.5     814.0      0.66     1.19          1.42        Southwest       14
OTD774    650660.8   4763083.5     758.5      0.67     0.58          1.04        Southwest       15
OTD774    650664.8   4763081.0     744.2      1.07     1.71          2.16        Southwest       15
OTD774    650672.6   4763075.5     715.7      0.61     0.84          1.15        Southwest       15
OTD774    650686.6   4763066.0     663.3      0.91     1.34          1.77        Southwest       15
OTD774    650690.5   4763063.5     649.0      0.79     1.46          1.72        Southwest       15
OTD774    650694.3   4763060.5     634.7      1.25     2.55          2.87        Southwest       15
OTD774    650698.0   4763058.0     620.4      2.30     4.94          5.45        Southwest       15
OTD774    650701.4   4763056.0     607.5      1.45     3.62          3.75        Southwest       12
OTD775    650667.9   4762957.0    1005.9      0.51     0.90          1.09        Southwest       15
OTD775    650685.1   4762944.5     970.2      0.66     1.14          1.38        Southwest        8
OTD778    650423.6   4762960.5     720.2      0.42     0.97          1.04        Southwest       15
OTD778    650463.5   4762926.5     532.5      0.51     1.79          1.65        Southwest       15
OTD779    650691.9   4763225.5    1108.8      0.85     1.21          1.62        Southwest       15
OTD779    650699.7   4763221.0    1096.7      0.71     1.03          1.37        Southwest       15
OTD779    650707.6   4763217.0    1084.7      0.64     0.77          1.13        Southwest       15
OTD779    650715.3   4763212.5    1072.6      0.59     0.78          1.09        Southwest       15
OTD779    650723.1   4763208.0    1060.5      0.54     0.93          1.14        Southwest       15
OTD779    650731.0   4763204.0    1048.5      0.66     1.31          1.49        Southwest       15
OTD779    650738.7   4763199.5    1036.4      0.70     1.76          1.82        Southwest       15
OTD779    650746.5   4763195.0    1024.4      0.83     1.84          2.00        Southwest       15
OTD779    650754.3   4763190.5    1012.3      0.74     1.95          1.98        Southwest       15
OTD779    650762.1   4763186.0    1000.2      0.70     2.16          2.08        Southwest       15
OTD779    650769.9   4763181.5     988.2      0.53     1.29          1.35        Southwest       15
OTD779    650777.7   4763177.5     976.1      0.55     1.24          1.34        Southwest       15
OTD779    650785.5   4763173.0     964.0      0.80     2.12          2.15        Southwest       15
OTD779    650793.3   4763168.5     952.0      0.65     1.12          1.36        Southwest       15
OTD779    650801.1   4763164.5     939.9      0.87     2.29          2.33        Southwest       15
OTD779    650808.9   4763160.0     927.8      0.98     2.47          2.55        Southwest       15
OTD779    650816.7   4763155.5     915.8      0.87     1.52          1.84        Southwest       15
OTD779    650824.5   4763151.5     903.7      1.03     1.47          1.96        Southwest       15

 DHID       EAST       NORTH     ELEVATION   CU (%)   AU (g/t)   CU_EQUIV. (%)    DEPOSIT    LENGTH (m)
-------  ---------   ---------   ---------   ------   --------   -------------   ---------   ----------
OTD779    650831.3   4763147.5     893.3      0.73      1.64        1.77         Southwest       11
OTD781    650675.5   4762878.5     965.5      0.78      0.34        1.00           Wedge         15
OTD783A   650549.3   4762969.0     960.4      1.05      0.50        1.37         Southwest       15
OTD784    650639.5   4762979.0     928.2      0.76      0.43        1.03         Southwest       15
OTD784    650678.6   4762951.5     827.0      0.71      0.50        1.02         Southwest        9
OTD786    650502.1   4763201.0     412.5      0.46      1.37        1.33         Southwest       15
OTD786    650504.5   4763198.5     397.9      0.36      1.03        1.02         Southwest       15
OTD787    650612.1   4763061.5     785.9      0.93      0.54        1.27         Southwest       15
OTD787    650630.5   4763049.0     744.0      0.90      0.62        1.29         Southwest       14
OTD787    650638.6   4763043.5     726.0      0.78      0.49        1.09         Southwest       15
OTD787    650644.3   4763039.0     713.0      1.09      0.83        1.62         Southwest       15
OTD787    650649.9   4763034.0     699.9      1.63      1.24        2.42         Southwest       15
OTD787    650655.6   4763029.0     687.0      1.16      0.90        1.73         Southwest       15
OTD787    650661.5   4763024.5     674.1      1.16      1.21        1.93         Southwest       15
OTD787    650667.4   4763019.5     661.3      1.17      1.17        1.92         Southwest       15
OTD787    650673.5   4763014.5     648.4      1.16      0.90        1.73         Southwest       15
OTD787    650679.7   4763010.0     635.7      1.51      0.99        2.14         Southwest       15
OTD787    650685.5   4763006.5     625.1      1.04      1.62        2.07         Southwest       10
OTD789    650618.5   4763332.5    1110.1      1.03      0.45        1.31         Southwest       15
OTD789    650623.1   4763329.0    1097.3      1.49      0.73        1.96         Southwest       13
OTD789    650630.3   4763324.0    1077.6      0.75      0.62        1.15         Southwest       10
OTD789    650657.8   4763304.5    1001.3      0.51      0.90        1.09         Southwest       15
OTD789    650718.1   4763254.0     824.9      0.84      1.20        1.60         Southwest       15
OTD789    650727.6   4763246.5     797.6      0.95      0.76        1.43         Southwest       15
OTD789    650742.0   4763234.0     756.8      0.86      0.73        1.33         Southwest       15
OTD789    650746.6   4763230.0     743.2      0.68      1.16        1.42         Southwest       15
OTD789    650751.3   4763225.5     729.6      0.78      1.85        1.96         Southwest       15
OTD789    650756.0   4763221.0     716.0      0.65      2.10        1.99         Southwest       15
OTD789    650760.6   4763217.0     702.4      0.74      2.06        2.05         Southwest       15
OTD789    650768.4   4763210.0     679.7      0.71      1.58        1.72         Southwest       20
OTD790    650731.5   4763397.5     981.2      0.62      0.66        1.04         Southwest       15
OTD791    651286.8   4762916.5    1092.8      1.59      0.16        1.69           South         15
OTD791    651281.0   4762910.0    1080.6      1.90      0.20        2.02           South         15
OTD791    651275.1   4762903.5    1068.3      1.37      0.10        1.43           South         15
OTD791    651269.2   4762897.5    1056.1      1.18      0.08        1.23           South         15
OTD792    650515.1   4763180.5     829.6      0.72      1.01        1.37         Southwest       15
OTD792    650518.8   4763178.5     815.2      0.62      1.10        1.32         Southwest       15
OTD792    650522.3   4763176.0     800.8      0.57      0.86        1.12         Southwest       15
OTD792    650560.4   4763151.0     643.2      0.47      0.84        1.01         Southwest       15
OTD792    650574.3   4763142.5     583.5      0.38      0.99        1.01         Southwest       15
OTD792    650576.8   4763140.5     572.4      0.73      2.26        2.17         Southwest        8
OTD792    650579.4   4763138.5     561.3      0.45      1.55        1.44         Southwest       15
OTD792    650582.6   4763136.5     546.8      1.44      2.71        3.17         Southwest       15
OTD792    650585.9   4763134.0     532.4      0.99      3.90        3.48         Southwest       15
OTD792    650591.1   4763130.5     508.7      0.88      2.94        2.75         Southwest       19
OTD792    650595.8   4763127.0     486.5      0.46      0.86        1.01         Southwest       10
OTD793    650550.0   4763145.0     941.1      0.75      0.91        1.33         Southwest       15
OTD793    650556.8   4763139.0     912.4      0.62      0.73        1.08         Southwest       15
OTD793    650560.1   4763136.0     898.6      0.56      0.74        1.03         Southwest       14
OTD793    650576.0   4763122.0     830.3      0.59      0.72        1.05         Southwest       15
OTD793    650610.3   4763089.0     674.3      0.75      0.78        1.25         Southwest       15
OTD793    650613.2   4763086.0     659.9      0.62      0.72        1.07         Southwest       15
OTD793    650616.2   4763083.0     645.6      0.62      0.68        1.05         Southwest       15
OTD793    650619.1   4763080.0     631.2      0.59      0.90        1.16         Southwest       15
OTD793    650622.0   4763077.5     616.8      0.46      0.95        1.06         Southwest       15
OTD793    650624.9   4763073.5     602.4      0.98      1.82        2.14         Southwest       15
OTD793    650627.7   4763070.5     588.1      0.37      1.05        1.04         Southwest       15
OTD793    650630.5   4763067.0     573.7      0.82      2.37        2.33         Southwest       15
OTD793    650633.3   4763064.0     559.4      1.02      3.38        3.17         Southwest       15
OTD793    650636.1   4763060.0     545.0      0.79      3.20        2.83         Southwest       15
OTD793    650638.7   4763057.0     530.6      0.68      3.15        2.69         Southwest       15
OTD793    650641.3   4763053.5     516.2      0.49      1.55        1.48         Southwest       15
OTD793    650644.0   4763050.0     501.8      0.63      2.04        1.93         Southwest       15

 DHID       EAST       NORTH     ELEVATION   CU (%)   AU (g/t)   CU_EQUIV. (%)          DEPOSIT          LENGTH (m)
------   ---------   ---------   ---------   ------   --------   -------------   ---------------------   ----------
OTD793    650646.6   4763047.0     487.4      1.47      4.09        4.08               Southwest             15
OTD793    650649.1   4763043.5     473.0      0.52      2.08        1.85               Southwest             15
OTD795    650549.9   4763030.0     791.0      0.56      0.71        1.01               Southwest             15
OTD795    650553.5   4763027.0     776.8      0.61      0.80        1.12               Southwest             15
OTD795    650581.3   4763001.0     671.3      0.32      1.83        1.49               Southwest             15
OTD795    650592.4   4762990.5     630.0      0.55      1.43        1.46               Southwest             15
OTD795    650596.0   4762987.0     615.9      0.37      1.08        1.06               Southwest             15
OTD795    650599.7   4762983.5     601.8      0.38      1.21        1.16               Southwest             15
OTD795    650603.2   4762980.0     587.6      0.37      1.19        1.13               Southwest             15
OTD795    650607.0   4762976.5     573.5      0.56      1.07        1.24               Southwest             15
OTD795    650610.7   4762973.0     559.4      0.83      1.39        1.72               Southwest             15
OTD795    650621.9   4762962.5     517.6      0.45      1.21        1.22               Southwest             14
OTD796    651167.5   4762612.5    1111.8      1.10      0.17        1.21                 South               15
OTD796    651156.1   4762599.5    1078.1      1.25      0.21        1.39                 South               16
OTD797    651087.7   4762681.0    1111.6      1.09      0.29        1.28                 South               15
OTD797    651083.8   4762676.5    1098.0      1.08      0.21        1.22                 South               15
OTD797    651076.0   4762666.5    1070.8      0.98      0.17        1.09                 South               15
OTD799    651154.8   4762769.0    1044.4      1.40      0.55        1.75                 South               15
OTD799    651141.6   4762754.5    1003.6      0.99      0.62        1.38                 South               15
OTD799    651133.6   4762746.0     978.7      0.90      0.45        1.19                 South               10
OTD801    651310.7   4762799.0    1089.5      1.70      0.19        1.82                 South               15
OTD801    651306.0   4762793.0    1076.4      1.04      0.06        1.07                 South               15
OTD801    651219.7   4762688.0     839.9      0.64      0.69        1.08                 South               15
OTD803    651231.9   4762703.0    1082.8      1.18      0.34        1.39                 South               15
OTD803    651192.8   4762664.0     993.9      0.93      0.31        1.12                 South               15
OTD803    651186.9   4762658.0     981.3      1.05      0.16        1.16                 South               15
OTD803    651180.8   4762652.5     968.7      0.95      0.27        1.12                 South               15
OTD803    651175.6   4762648.0     958.3      0.90      0.52        1.23                 South               10
OTD807    651162.1   4762929.5    1101.2      1.14      0.20        1.26                 South               15
OTD807    651158.3   4762925.5    1087.2      1.05      0.10        1.12                 South               15
OTD807    651150.8   4762918.0    1059.2      1.04      0.19        1.16                 South               15
OTD807    651147.0   4762915.0    1045.2      1.21      0.17        1.32                 South               15
OTD807    651108.8   4762878.5     904.9      1.37      0.92        1.96                 South               15
OTD808    650550.0   4763092.0     819.5      0.76      0.52        1.09               Southwest             15
OTD808    650565.0   4763077.5     747.4      0.91      1.14        1.63               Southwest             15
OTD808    650570.9   4763072.0     718.6      0.55      0.72        1.01               Southwest             15
OTD808    650596.0   4763043.0     596.6      0.40      0.96        1.01               Southwest             15
OTD808    650602.0   4763035.0     568.2      0.42      0.99        1.05               Southwest             15
OTD808    650604.9   4763031.5     554.0      0.66      1.89        1.86               Southwest             15
OTD808    650607.8   4763027.5     539.8      0.88      3.12        2.87               Southwest             15
OTD808    650610.7   4763023.0     525.7      0.39      1.67        1.45               Southwest             15
OTD808    650613.6   4763019.0     511.5      0.51      1.29        1.34               Southwest             15
OTD808    650616.6   4763015.0     497.4      0.42      1.08        1.11               Southwest             15
OTD809    650412.7   4762737.0     874.6      0.65      0.80        1.16         Southwest (Far South)       15
OTD809    650442.5   4762771.0     797.0      0.77      0.70        1.22         Southwest (Far South)       15
OTD809    650505.6   4762840.0     634.8      0.50      1.19        1.26               Southwest             15
OTD809    650510.7   4762845.0     621.8      0.43      1.02        1.08               Southwest             15
OTD809    650515.8   4762851.0     608.8      0.44      1.52        1.41               Southwest             15
OTD809    650552.6   4762887.5     517.7      0.30      1.16        1.04               Southwest             15
OTD811    650476.0   4762993.0     563.1      0.64      1.47        1.57               Southwest             15
OTD811    650482.5   4763003.0     450.7      0.67      2.06        1.98               Southwest             15
OTD811    650483.3   4763004.0     437.8      0.39      1.58        1.40               Southwest             11
OTD811    650486.1   4763007.5     393.1      0.88      3.34        3.01               Southwest             15
OTD811    650487.0   4763008.5     379.1      0.48      1.65        1.53               Southwest             13
OTD811    650487.7   4763010.0     365.2      0.42      1.13        1.14               Southwest             15
OTD811    650488.6   4763011.5     350.3      0.84      2.75        2.59               Southwest             15
OTD811    650489.4   4763012.5     335.4      0.61      1.46        1.54               Southwest             15
OTD811    650490.1   4763014.0     320.5      0.54      1.27        1.35               Southwest             15
OTD812    651067.8   4762817.0    1095.7      1.00      0.22        1.14                 South               15
OTD812    651060.8   4762808.5    1067.6      0.73      0.49        1.04                 South               15
OTD816    651303.9   4762950.5     962.3      1.11      0.21        1.24                 South               15
OTD816    651290.6   4762939.0     938.1      0.81      1.05        1.48                 South               15
OTD820    650985.0   4762800.0    1024.7      1.11      0.18        1.22                 South               15

 DHID       EAST       NORTH     ELEVATION   CU (%)   AU (g/t)   CU_EQUIV. (%)         DEPOSIT        LENGTH (m)
------   ---------   ---------   ---------   ------   --------   -------------   ------------------   ----------
OTD820    650981.9    4762797.5    1013.4     1.10      0.13         1.19              South               9
OTD821    651064.0    4762892.5    1088.7     1.10      0.07         1.15              South              15
OTD822    651123.0    4762805.0    1112.8     0.83      0.58         1.19              South              15
OTD822    651119.2    4762801.0    1098.6     1.21      0.47         1.51              South              15
OTD822    651115.3    4762798.0    1084.4     0.87      0.65         1.29              South              15
OTD822    651109.0    4762793.0    1061.3     1.42      1.15         2.15              South              19
OTD822    651106.6    4762791.0    1052.3     1.31      0.85         1.85              South              15
OTD822    651102.7    4762788.5    1038.2     1.29      0.83         1.82              South              15
OTD824    650899.1    4762763.0    1019.4     0.94      0.16         1.04              Wedge              15
OTD825    650973.9    4762855.5    1080.1     1.28      0.21         1.41              Wedge              15
OTD825    650968.3    4762849.0    1057.3     0.94      0.12         1.02              Wedge              19
OTD827    651181.0    4762877.0    1098.5     1.05      0.13         1.13              South              15
OTD827    651169.8    4762866.5    1056.2     0.97      0.12         1.05              South              15
OTD830    651051.1    4762713.5    1082.6     0.82      0.30         1.01              South              15
OTD830    651047.5    4762709.5    1068.7     1.02      0.22         1.16              South              15
OTD830    651043.8    4762705.5    1054.8     0.95      0.23         1.10              South              15
OTD831    651126.3    4763004.0     832.0     1.64      0.75         2.12              Wedge              15
OTD831    651126.3    4763004.0     817.0     1.87      0.98         2.49              Wedge              15
OTD831    651126.4    4763004.0     802.0     1.34      0.84         1.87              Wedge              15
OTD831    651126.3    4763004.0     787.0     1.16      0.64         1.57              Wedge              15
OTD833    651094.3    4762690.0     986.2     1.18      0.45         1.47              South              15
OTD833    651090.8    4762685.5     972.3     0.79      0.37         1.03              South              15
OTD835    651203.6    4762740.5    1091.9     1.07      0.11         1.14              South              15
OTD835    651198.1    4762735.0    1079.2     0.99      0.16         1.09              South              15
OTD835    651192.5    4762729.5    1066.4     1.05      0.73         1.51              South              15
OTD835    651187.1    4762723.5    1053.6     1.03      1.02         1.68              South              15
OTD836    651320.4    4762741.5     784.1     0.48      1.70         1.56              South              15
OTD836    651317.5    4762738.0     772.4     0.29      2.73         2.03              South              10
OTD837    651117.6    4762634.5    1023.4     1.53      0.31         1.73              South              16
OTD837    651114.7    4762632.0    1016.5     0.87      0.21         1.00              South              15
OTD837    651097.6    4762616.0     978.0     0.97      0.42         1.24              South              15
OTD838    651196.1    4762749.0     920.1     0.81      0.37         1.05              South              15
OTD838    651190.0    4762744.5     907.3     0.72      0.47         1.02              South              15
OTD838    651183.8    4762739.5     894.5     0.56      0.80         1.07              South              15
OTD843    651206.3    4762594.0    1068.7     0.93      0.18         1.04              South              15
OTD844    651238.1    4762646.5    1010.3     0.89      0.19         1.01              South              15
OTD844    651232.6    4762641.5     997.5     1.41      0.12         1.49              South              15
OTD844    651226.6    4762636.0     984.8     1.15      0.10         1.21              South              15
OTD845    651510.9    4762837.0     871.3     0.56      1.14         1.28              South              15
OTD849    651332.5    4762749.5    1055.0     0.58      0.71         1.03              South              15
OTD849    651321.3    4762739.0    1030.5     0.85      0.38         1.10              South              16
OTD849    651300.9    4762720.0     986.4     1.50      0.27         1.67              South              15
OTD849    651281.6    4762702.0     945.1     1.04      0.15         1.13              South              15
OTD849    651275.8    4762696.0     932.5     0.80      0.75         1.28              South              15
OTD850    651270.7    4763382.5     779.1     0.98      0.06         1.02              Wedge            11.5
OTD850    651169.8    4763465.5     511.0     0.82      0.31         1.01              Wedge              15
OTD850    651164.9    4763469.5     497.4     1.00      0.42         1.26              Wedge              15
OTD850    651160.0    4763474.5     483.9     1.42      0.83         1.95              Wedge              15
OTD850    651156.4    4763477.5     473.5     0.94      0.91         1.52              Wedge               8
OTD854    651148.1    4763362.0     994.8     1.14      0.04         1.17              Wedge              15
OTD856    651178.8    4763451.5     963.1     0.98      0.04         1.01              Wedge              15
OTD856    651167.1    4763460.5     936.9     1.07      0.03         1.08              Wedge              15
OTD858    651166.5    4763219.5     833.7     1.30      0.03         1.32              Wedge              15
OTD858    651154.9    4763228.5     807.4     1.05      0.04         1.08              Wedge              15
OTD863    651193.2    4763310.5     931.1     1.26      0.04         1.28              Wedge              15
OTD863    651176.8    4763322.5     891.1     1.17      0.03         1.19              Wedge              15
OTD863    651166.0    4763331.5     864.5     1.39      0.07         1.44              Wedge              15
OTD863    651160.5    4763336.0     851.2     1.03      0.07         1.07              Wedge              15
OTD864    651151.8    4763580.0    1095.8     1.03      0.04         1.05        Southwest (Bridge)       15
OTD864    651068.6    4763651.0     910.9     1.06      0.07         1.11        Southwest (Bridge)       15
OTD864    651063.2    4763656.5     898.0     1.39      0.08         1.44        Southwest (Bridge)       15
OTD865    650498.5    4763247.5     631.2     0.68      0.66         1.10            Southwest             9
OTD869    651049.1    4763705.0     917.2     1.51      0.24         1.66        Southwest (Bridge)       15

 DHID       EAST       NORTH     ELEVATION   CU (%)   AU (g/t)   CU_EQUIV. (%)         DEPOSIT        LENGTH (m)
------   ---------   ---------   ---------   ------   --------   -------------   ------------------   ----------
OTD869    651043.0   4763710.0     904.2      1.65      0.12         1.73        Southwest (Bridge)       15
OTD877    651066.0   4763546.0     881.1      1.05      0.07         1.09        Southwest (Bridge)       15
OTD877    651061.0   4763551.5     868.1      1.03      0.04         1.06        Southwest (Bridge)       15
OTD877    651041.5   4763572.0     817.7      1.06      0.50         1.38        Southwest (Bridge)       15
OTD879    650622.6   4762848.0     984.2      1.13      0.09         1.19            Southwest            15
OTD879    650622.6   4762848.0     969.2      0.93      0.14         1.02            Southwest            15
OTD879    650622.2   4762848.0     893.2      0.73      0.56         1.09            Southwest            15
OTD879    650622.0   4762848.0     822.2      0.71      0.57         1.07            Southwest            15
OTD879    650621.9   4762848.0     692.2      0.78      0.68         1.21              Wedge              20
OTD881    650853.4   4763903.5     939.3      1.08      0.08         1.13             Central             15
OTD881    650853.4   4763903.5     924.3      0.96      0.63         1.37             Central             15
OTD881    650853.5   4763903.5     909.3      0.76      1.12         1.47             Central             15
OTD881    650853.6   4763903.5     894.3      0.88      0.59         1.25             Central             15
OTD881    650853.7   4763903.5     873.3      1.00      1.54         1.98             Central             15
OTD881    650853.7   4763903.5     858.3      1.50      2.08         2.82             Central             15
OTD881    650853.7   4763903.5     843.3      1.33      0.88         1.89             Central             15
OTD881    650853.6   4763903.5     828.3      0.72      0.64         1.13             Central             15
OTD893    651092.8   4763048.5     862.8      1.13      0.02         1.15              Wedge              15
OTD893    651073.4   4763069.0     777.4      1.15      0.03         1.17              Wedge              15
OTD893    651070.1   4763073.0     763.2      1.23      0.02         1.24              Wedge              15
OTD896    651367.0   4762946.5     931.9      1.15      0.12         1.23              South              15
OTD896    651363.0   4762948.5     917.5      2.22      0.40         2.47              South              15
OTD896    651355.3   4762952.5     888.8      1.33      0.30         1.53              South              15
OTD896    651351.3   4762954.0     874.4      1.19      0.25         1.34              South              15
OTD907    651113.6   4762895.0    1089.5      1.27      0.11         1.34              South              15
OTD907    651057.8   4762938.5     886.4      1.54      0.01         1.54              South              15
OTD907    651054.6   4762941.0     874.6      1.13      0.01         1.14              South              10
OTD907    651051.5   4762943.5     862.8      1.08      0.03         1.10              South              15
OTD914    650769.2   4763110.5    1116.3      0.69      0.53         1.03            Southwest            15
OTD914    650799.1   4763084.0    1046.6      0.58      1.05         1.25            Southwest             8
OTD915    651319.0   4763122.0     837.1      0.94      0.19         1.06              Wedge              15
OTD915    651308.2   4763131.0     794.3      1.24      0.28         1.41              Wedge              15
OTD915    651301.1   4763136.5     765.7      1.66      0.43         1.93              Wedge              15
OTD915    651297.5   4763139.5     751.4      1.88      0.41         2.14              Wedge              15
OTD915    651294.0   4763142.5     737.2      1.72      0.47         2.02              Wedge              15
OTD915    651290.4   4763145.5     722.9      0.95      0.29         1.13              Wedge              15
OTD916    651396.1   4763080.5     802.1      0.89      0.65         1.31              South              15
OTD916    651392.5   4763084.5     788.1      0.82      0.65         1.24              South              15
OTD924    650786.9   4764100.0     979.9      0.68      0.72         1.13             Central             15
OTD930    650557.3   4763451.5    1073.8      0.67      0.86         1.21            Southwest            15
OTD933    650683.6   4763288.5    1032.2      0.86      2.27         2.31            Southwest            15
OTD933    650688.9   4763285.0    1018.5      1.02      2.89         2.86            Southwest            15
OTD933    650694.1   4763281.5    1004.9      0.67      1.78         1.81            Southwest            15
OTD933    650699.2   4763278.0     991.2      0.95      3.03         2.89            Southwest            15
OTD933    650704.3   4763275.0     977.5      0.85      3.01         2.77            Southwest            15
OTD933    650709.5   4763271.5     963.7      0.65      1.98         1.91            Southwest            15
OTD933    650714.5   4763268.5     950.0      0.89      2.34         2.38            Southwest            15
OTD933    650719.6   4763264.5     936.2      1.11      2.20         2.51            Southwest            15
OTD933    650724.5   4763261.0     922.4      1.31      2.73         3.05            Southwest            15
OTD933    650729.3   4763258.0     908.7      1.29      3.13         3.28            Southwest            15
OTD933    650740.6   4763250.0     876.4      1.62      2.59         3.27            Southwest            15
OTD933    650745.5   4763247.0     862.6      1.03      1.36         1.89            Southwest            15
OTD933    650750.3   4763244.0     848.8      1.06      0.59         1.43            Southwest            15
OTD933    650755.0   4763240.5     834.9      0.96      1.02         1.61            Southwest            15
OTD933    650759.6   4763237.0     821.0      1.25      1.59         2.26            Southwest            15
OTD933    650764.5   4763234.0     807.2      1.22      1.77         2.35            Southwest            15
OTD933    650769.1   4763230.5     793.3      1.07      2.76         2.83            Southwest            15
OTD933    650773.6   4763227.0     779.4      0.81      1.38         1.69            Southwest            15
OTD933    650778.3   4763223.5     765.5      0.73      0.89         1.30            Southwest            15
OTD933    650783.0   4763220.0     751.6      0.81      2.56         2.44            Southwest            15
OTD933    650787.1   4763217.0     739.1      1.17      2.99         3.07            Southwest            12
OTD933    650791.2   4763214.5     726.6      0.99      3.20         3.03            Southwest            15
OTD933    650795.8   4763211.0     712.7      0.67      1.63         1.71            Southwest            15

 DHID        EAST       NORTH     ELEVATION   CU (%)   AU (G/T)   CU_EQUIV.(%)    DEPOSIT    LENGTH (M)
------     --------   ---------   ---------   ------   --------   ------------   ---------   ----------
OTD935     650657.8   4763248.0      1044.5     0.72       1.03           1.38   Southwest       15
OTD935     650664.7   4763243.5      1032.0     0.56       0.86           1.11   Southwest       15
OTD935     650671.5   4763239.0      1019.4     0.84       1.30           1.67   Southwest       15
OTD935     650678.3   4763234.0      1006.9     1.09       1.51           2.05   Southwest       15
OTD935     650685.1   4763229.0       994.4     0.62       1.22           1.40   Southwest       15
OTD935     650691.8   4763224.0       981.9     0.86       2.12           2.21   Southwest       15
OTD935     650698.4   4763219.0       969.4     0.84       1.89           2.04   Southwest       15
OTD935     650705.0   4763214.0       956.9     0.74       1.83           1.91   Southwest       15
OTD935     650711.6   4763209.0       944.5     0.73       1.62           1.76   Southwest       15
OTD935     650718.2   4763204.0       932.0     0.73       1.64           1.78   Southwest       15
OTD935     650724.8   4763198.5       919.5     0.86       1.61           1.89   Southwest       15
OTD935     650736.3   4763189.5       897.9     1.03       1.46           1.96   Southwest       15
OTD935     650743.0   4763184.5       885.5     1.22       0.97           1.84   Southwest       15
OTD935     650749.8   4763179.0       873.1     0.77       1.09           1.46   Southwest       15
OTD935     650756.3   4763174.0       860.7     0.85       1.17           1.59   Southwest       15
OTD935     650762.9   4763168.5       848.3     1.05       0.51           1.37   Southwest       15
OTD935     650769.5   4763163.5       835.9     1.02       0.99           1.65   Southwest       15
OTD935     650776.1   4763158.0       823.5     0.81       0.62           1.21   Southwest       15
OTD935     650782.6   4763152.5       811.2     1.21       1.31           2.04   Southwest       15
OTD935     650804.7   4763134.5       769.6     1.06       1.96           2.31   Southwest       14
OTD944     650703.5   4763272.5      1093.2     0.70       0.70           1.15   Southwest       15
OTD944     650708.7   4763269.5      1079.6     1.27       2.35           2.77   Southwest       15
OTD944     650713.9   4763266.0      1065.9     0.87       2.27           2.31   Southwest       15
OTD944     650719.1   4763263.0      1052.3     1.01       2.81           2.81   Southwest       15
OTD944     650724.3   4763259.0      1038.7     0.82       2.28           2.27   Southwest       15
OTD944     650729.6   4763256.0      1025.0     0.87       2.87           2.70   Southwest       15
OTD944     650734.9   4763252.5      1011.5     1.35       3.39           3.51   Southwest       15
OTD944     650740.2   4763248.5       997.9     1.02       3.08           2.98   Southwest       15
OTD944     650745.5   4763244.5       984.3     0.96       2.80           2.75   Southwest       15
OTD944     650750.4   4763241.0       971.7     0.83       1.99           2.10   Southwest       13
OTD944     650757.7   4763236.0       953.8     0.67       0.94           1.27   Southwest       15
OTD944     650763.1   4763232.0       940.4     1.04       1.73           2.15   Southwest       15
OTD944     650771.5   4763225.5       919.9     0.96       1.80           2.10   Southwest       16
OTD944     650774.4   4763223.5       912.8     1.12       1.19           1.87   Southwest       15
OTD944     650779.8   4763219.0       899.5     0.76       1.50           1.71   Southwest       15
OTD944     650785.3   4763214.5       886.3     1.27       1.70           2.35   Southwest       15
OTD944     650790.9   4763210.0       873.2     1.21       0.69           1.65   Southwest       15
OTD944     650796.4   4763205.0       860.0     1.05       0.33           1.26   Southwest       15
OTD944     650802.0   4763200.5       847.0     1.05       1.01           1.70   Southwest       15
OTD944     650807.5   4763195.5       833.9     0.61       0.80           1.12   Southwest       15
OTD944     650813.0   4763190.0       820.9     0.75       0.95           1.36   Southwest       15
OTD944     650818.5   4763185.0       808.0     0.65       1.20           1.41   Southwest       15
OTD944     650824.0   4763180.0       795.1     0.80       1.91           2.02   Southwest       15
OTD944     650829.7   4763174.5       782.4     0.84       2.22           2.25   Southwest       15
OTD944     650835.3   4763168.5       769.6     0.52       0.89           1.08   Southwest       15
OTD980     650548.8   4763457.0      1107.9     0.69       1.27           1.50   Southwest       15
OTD980     650554.7   4763453.5      1094.6     0.73       1.11           1.44   Southwest       15
OTD980     650616.2   4763413.5       949.4     0.65       0.55           1.00   Southwest       10
OTRC988    650602.5   4763473.5      1062.1     0.91       1.07           1.59   Southwest       15
OTRC988    650608.6   4763469.0      1049.1     0.96       1.26           1.76   Southwest       15
OTRCD149   651260.7   4762872.0      1111.3     1.03       0.17           1.14     South         15
OTRCD149   651254.0   4762867.0      1099.0     2.22       0.42           2.48     South         15
OTRCD149   651247.3   4762861.5      1086.7     1.65       0.18           1.76     South         15
OTRCD149   651153.0   4762784.5       915.0     0.63       0.79           1.13     South         15
OTRCD150   650667.5   4763097.5      1055.5     0.68       0.79           1.18   Southwest       15
OTRCD150   650672.6   4763103.5      1043.0     0.73       0.77           1.22   Southwest       15
OTRCD150   650678.0   4763110.0      1030.4     0.68       1.13           1.40   Southwest       15
OTRCD150   650683.2   4763116.5      1017.8     0.48       1.13           1.20   Southwest       15
OTRCD150   650688.5   4763123.0      1005.2     0.68       1.68           1.75   Southwest       15
OTRCD150   650693.8   4763129.0       992.7     0.57       1.66           1.63   Southwest       15
OTRCD150   650699.2   4763135.5       980.1     0.84       1.77           1.97   Southwest       15
OTRCD150   650704.5   4763141.5       967.5     0.81       1.52           1.78   Southwest       15
OTRCD150   650709.9   4763147.5       954.9     0.77       1.67           1.84   Southwest       15

 DHID        EAST       NORTH     ELEVATION   CU (%)   AU (G/T)   CU_EQUIV.(%)    DEPOSIT    LENGTH (M)
------     --------   ---------   ---------   ------   --------   ------------   ---------   ----------
OTRCD150   650718.9   4763157.5       934.0     0.78       1.29           1.60   Southwest       20
OTRCD150   650722.5   4763161.0       925.6     1.51       1.70           2.59   Southwest       15
OTRCD150   650727.8   4763167.5       913.0     1.18       1.10           1.88   Southwest       15
OTRCD150   650733.1   4763174.0       900.4     1.32       2.11           2.67   Southwest       15
OTRCD150   650738.5   4763180.0       887.8     1.20       1.03           1.86   Southwest       15
OTRCD150   650743.8   4763186.0       875.2     1.13       1.61           2.15   Southwest       15
OTRCD150   650749.3   4763192.0       862.6     1.62       2.06           2.93   Southwest       15
OTRCD150   650754.9   4763198.0       850.0     1.05       1.16           1.79   Southwest       15
OTRCD150   650760.4   4763204.0       837.5     1.05       1.06           1.72   Southwest       15
OTRCD150   650766.1   4763210.0       825.0     1.16       1.60           2.18   Southwest       15
OTRCD150   650771.7   4763216.0       812.5     0.92       1.63           1.96   Southwest       15
OTRCD150   650780.7   4763226.0       792.5     1.01       2.00           2.28   Southwest       18
OTRCD150   650784.1   4763229.5       785.0     0.80       2.01           2.08   Southwest       15
OTRCD150   650789.8   4763235.5       772.5     0.68       0.88           1.24   Southwest       15
OTRCD150   650795.4   4763241.5       759.9     0.67       0.98           1.30   Southwest       15
OTRCD169   650639.8   4763061.0       953.5     0.60       0.62           1.00   Southwest       15
OTRCD169   650644.3   4763067.5       940.8     0.72       2.30           2.19   Southwest       15
OTRCD169   650648.9   4763074.0       928.1     0.62       0.90           1.20   Southwest       15
OTRCD169   650653.5   4763080.0       915.3     0.94       1.27           1.74   Southwest       15
OTRCD169   650666.8   4763098.5       876.8     0.69       1.42           1.60   Southwest       15
OTRCD169   650671.1   4763105.0       863.8     0.70       1.58           1.71   Southwest       15
OTRCD169   650675.0   4763110.5       852.1     1.14       2.93           3.01   Southwest       12
OTRCD169   650706.5   4763154.5       757.2     1.01       2.23           2.44   Southwest       15
OTRCD169   650710.8   4763160.5       744.2     0.95       2.80           2.74   Southwest       15
OTRCD169   650715.0   4763166.0       731.3     0.64       1.39           1.53   Southwest       15
OTRCD169   650719.3   4763172.0       718.3     0.52       1.12           1.23   Southwest       15
OTRCD169   650723.5   4763178.0       705.3     0.73       1.63           1.77   Southwest       15
OTRCD169   650736.4   4763196.0       666.3     0.59       1.00           1.23   Southwest       15

[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

                                                          B-2 HUGO NORTH DEPOSIT

May 2005                           APPENDICES                        [AMEC LOGO]

 DHID        EAST       NORTH     ELEVATION    CU (%)    AU (g/t)    CU_EQUIV. (%)   LENGTH (m)
-------    --------   ---------   ---------    ------    --------    -------------   ----------
OTD355     651752.6   4766531.5     343.7       1.57       0.05           1.60          15.0
OTD355     651749.6   4766536.0     329.7       1.91       0.11           1.98          15.0
OTD355     651747.3   4766539.5     319.0       1.51       0.07           1.56           8.0
OTD355     651736.0   4766557.0     265.3       2.88       0.08           2.93          15.0
OTD355     651733.1   4766561.0     251.3       2.74       0.07           2.79          15.0
OTD355     651730.1   4766565.5     237.3       3.69       0.11           3.76          15.0
OTD355     651725.8   4766572.0     216.7       1.48       0.16           1.58          15.0
OTD355     651722.9   4766576.5     202.7       1.17       0.10           1.23          15.0
OTD355     651720.1   4766581.0     188.7       1.25       0.13           1.34          15.0
OTD355     651717.5   4766585.5     174.6       1.09       0.09           1.15          15.0
OTD355     651713.3   4766593.0     152.8       1.00       0.13           1.08          16.8
OTD355A    651652.8   4766535.5     447.2       1.04       0.12           1.12          15.0
OTD355A    651639.5   4766543.5     431.6       1.85       0.10           1.92          15.0
OTD355A    651630.4   4766548.5     420.9       1.48       0.08           1.53          15.0
OTD355A    651621.3   4766553.5     410.2       1.06       0.09           1.12          15.0
OTD355A    651613.5   4766558.5     400.9       1.32       0.13           1.40          11.0
OTD355A    651591.6   4766571.5     374.4       1.12       0.22           1.26          15.0
OTD355A    651563.4   4766586.0     341.1       1.05       0.16           1.15          15.0
OTD355A    651401.0   4766682.0     137.2       1.05       0.21           1.18          15.0
OTD355A    651392.1   4766687.0     126.2       1.02       0.38           1.26          15.0
OTD355A    651384.8   4766691.5     117.1       0.93       0.25           1.09          10.0
OTD355B    651711.4   4766537.0     385.5       1.04       0.03           1.06           8.0
OTD355B    651707.0   4766541.5     375.8       1.46       0.05           1.49          15.0
OTD355B    651675.1   4766574.5     305.4       1.16       0.06           1.20          15.0
OTD355B    651669.8   4766580.5     292.8       1.06       0.15           1.16          15.0
OTD355B    651664.4   4766586.5     280.2       1.36       0.09           1.42          15.0
OTD355B    651659.0   4766592.5     267.6       1.13       0.12           1.20          15.0
OTD355B    651653.6   4766598.5     255.0       1.10       0.22           1.24          15.0
OTD355B    651648.2   4766604.5     242.3       1.09       0.17           1.19          15.0
OTD355C    651815.3   4766442.5     360.5       1.47       0.10           1.53          15.0
OTD355C    651815.1   4766443.5     345.6       1.91       0.21           2.05          15.0
OTD355C    651815.0   4766444.0     330.6       0.94       0.10           1.00          15.0
OTD355C    651813.6   4766446.0     228.0       0.98       0.24           1.13          12.2
OTD363     651434.7   4766756.5     484.7       1.31       0.17           1.41          15.0
OTD367     651781.6   4766832.0     292.6       1.97       0.06           2.01           8.0
OTD367     651779.1   4766835.0     284.4       2.42       0.19           2.54          10.1
OTD367A    651748.3   4766879.0     463.4       1.54       0.03           1.56          15.0
OTD367A    651740.8   4766887.5     453.4       1.21       0.03           1.23          15.0
OTD367A    651733.1   4766895.5     443.5       1.11       0.03           1.13          15.0
OTD367A    651725.8   4766904.5     433.7       1.51       0.03           1.53          15.0
OTD367A    651718.5   4766913.0     423.9       1.69       0.04           1.71          15.0
OTD367A    651711.5   4766922.0     414.1       1.49       0.08           1.54          15.0
OTD367A    651704.6   4766931.0     404.3       2.11       0.11           2.18          15.0
OTD367A    651697.6   4766940.0     394.6       2.61       0.33           2.82          15.0
OTD367A    651690.8   4766949.0     384.8       0.97       0.06           1.00          15.0
OTD367A    651684.8   4766957.5     376.4       1.21       0.07           1.26          11.0
OTD367A    651649.3   4767007.0     326.2       1.14       0.06           1.17          15.0
OTD367A    651642.3   4767016.5     317.1       1.94       0.10           2.00          15.0
OTD367A    651635.3   4767026.0     308.1       3.50       0.58           3.87          15.0
OTD367A    651628.4   4767035.5     299.1       6.37       1.11           7.08          15.0
OTD367A    651621.5   4767045.5     290.2       6.40       2.47           7.98          15.0
OTD367A    651614.6   4767055.0     281.4       7.12       2.58           8.76          15.0
OTD367A    651607.5   4767065.0     272.7       5.14       2.90           6.99          15.0
OTD367A    651600.2   4767075.5     264.2       2.99       0.92           3.58          15.0
OTD367A    651592.9   4767085.5     255.8       3.50       0.90           4.07          15.0
OTD367A    651585.3   4767095.5     247.6       1.93       0.53           2.26          15.0
OTD367A    651578.0   4767105.5     239.6       3.00       1.28           3.82          14.0

 DHID        EAST       NORTH     ELEVATION    CU (%)    AU (g/t)    CU_EQUIV. (%)   LENGTH (m)
-------    --------   ---------   ---------    ------    --------    -------------   ----------
OTD367A    651518.8   4767183.5     177.0      1.39        0.16          1.50           15.0
OTD367A    651511.6   4767193.5     168.9      1.24        0.13          1.32           15.0
OTD367B    651748.8   4766848.5     334.9      2.86        0.21          3.00           15.0
OTD367B    651743.0   4766853.5     322.0      1.49        0.08          1.54           15.0
OTD367B    651737.3   4766858.5     309.1      5.63        0.27          5.81           15.0
OTD367B    651731.6   4766864.0     296.3      5.31        0.43          5.58           15.0
OTD367B    651725.6   4766869.5     283.5      4.04        0.28          4.22           15.0
OTD367B    651719.7   4766874.5     270.8      3.88        0.37          4.11           15.0
OTD367B    651713.6   4766880.0     258.2      2.75        0.24          2.90           15.0
OTD367B    651707.8   4766885.5     245.6      1.75        0.10           .81           15.0
OTD367B    651702.0   4766891.5     233.0      1.41        0.11           .48           15.0
OTD367B    651696.3   4766897.0     220.4      1.08        0.08           .13           15.0
OTD367B    651691.6   4766902.0     209.8      1.66        0.13           .74           10.0
OTD367B    651686.8   4766907.0     199.3      1.87        0.16           .97           15.0
OTD367B    651681.1   4766912.0     186.7      1.26        0.14          1.35           15.0
OTD367B    651669.0   4766924.0     160.1      1.59        0.13          1.67           12.0
OTD367B    651660.1   4766932.5     140.3      1.98        0.15          2.07           15.0
OTD367B    651640.1   4766953.0      95.1      1.08        0.10          1.14           10.0
OTD367D    651884.5   4766745.0     142.0      1.41        0.03          1.43           15.0
OTD367D    651883.1   4766746.5     127.1      1.18        0.03          1.20           15.0
OTD367D    651882.0   4766748.0     112.2      1.29        0.05          1.32           15.0
OTD367D    651880.8   4766749.5      97.3      1.07        0.03          1.09           15.0
OTD367D    651879.6   4766750.5      82.4      1.17        0.04          1.20           15.0
OTD367D    651878.5   4766752.0      69.0      1.30        0.06          1.34           12.0
OTD367D    651876.3   4766754.0      40.7      1.40        0.03          1.42           15.0
OTD367D    651874.2   4766757.0      13.4      1.11        0.05          1.15           12.0
OTD367D    651873.2   4766758.5       0.0      0.80        0.32          1.00           15.0
OTD367D    651870.4   4766762.5     -41.7      1.22        0.19          1.34            9.0
OTD367E    651828.6   4766775.0     331.3      1.50        0.14          1.59           15.0
OTD367E    651824.4   4766778.5     317.4      1.36        0.01          1.37           15.0
OTD367E    651820.1   4766782.0     303.6      2.29        0.05          2.32           15.0
OTD367E    651815.8   4766786.0     289.7      1.89        0.20          2.02           15.0
OTD367E    651811.5   4766789.5     275.9      3.92        0.18          4.03           15.0
OTD367E    651807.1   4766793.5     262.0      5.10        0.37          5.33           15.0
OTD367E    651803.0   4766797.5     249.1      5.41        0.40          5.66           13.0
OTD367E    651799.0   4766801.0     236.3      4.69        0.69          5.13           15.0
OTD367E    651794.6   4766805.0     222.5      3.01        0.48          3.32           15.0
OTD367E    651790.1   4766809.0     208.7      2.74        0.28          2.92           15.0
OTD367E    651785.7   4766813.0     194.9      3.79        0.38          4.04           15.0
OTD367E    651781.2   4766817.0     181.2      2.37        0.31          2.57           15.0
OTD367E    651776.6   4766821.5     167.6      4.89        0.90          5.46           15.0
OTD367E    651772.1   4766825.5     154.0      4.47        0.49          4.78           15.0
OTD367E    651767.6   4766829.5     140.3      2.91        0.25          3.07           15.0
OTD367E    651762.8   4766834.0     126.8      3.41        0.28          3.59           15.0
OTD367E    651758.1   4766838.5     113.2      1.62        0.09          1.68           15.0
OTD367E    651753.3   4766843.0      99.8      1.39        0.15          1.49           15.0
OTD367E    651747.6   4766849.0      83.6      1.72        0.16          1.82           15.0
OTD367E    651743.0   4766854.0      70.2      1.20        0.16          1.30           15.0
OTD367E    651738.1   4766859.0      56.9      1.30        0.20          1.42           15.0
OTD367E    651734.1   4766863.0      45.3      0.94        0.24          1.09           11.0
OTD367E    651721.5   4766877.0      10.9      1.07        0.12          1.14           16.0
OTD367F    651763.5   4766832.5     374.7      2.63        0.11          2.70           12.0
OTD367F    651756.1   4766840.5     366.6      3.19        0.11          3.26           15.0
OTD367F    651747.9   4766849.0     357.6      1.42        0.03          1.43           15.0
OTD367F    651739.6   4766858.0     348.7      1.62        0.06          1.66           15.0
OTD367F    651731.6   4766867.0     339.8      2.31        0.11          2.38           15.0
OTD367F    651723.6   4766876.0     331.0      2.47        0.27          2.64           15.0

 DHID        EAST       NORTH     ELEVATION    CU (%)    AU (g/t)    CU_EQUIV. (%)   LENGTH (m)
-------    --------   ---------   ---------    ------    --------    -------------   ----------
OTD367F    651714.7   4766884.5     322.3       3.30       0.37           3.54         15.0
OTD367F    651706.5   4766892.0     314.5       3.48       0.29           3.66         12.0
OTD367F    651697.8   4766899.0     306.8       2.27       0.23           2.42         15.0
OTD367F    651688.0   4766906.5     298.3       2.72       0.20           2.84         15.0
OTD367F    651668.3   4766922.0     281.5       2.22       0.20           2.34         15.0
OTD367F    651658.3   4766929.5     273.2       2.10       0.18           2.22         15.0
OTD367F    651649.0   4766937.0     265.6       1.80       0.10           1.86         13.0
OTD367F    651621.3   4766957.0     244.1       1.24       0.15           1.34         12.0
OTD367F    651452.1   4767084.0     108.3       1.46       0.16           1.56         15.0
OTD367F    651442.1   4767091.5     100.1       1.17       0.10           1.23         15.0
OTD367F    651422.0   4767106.5      83.6       1.34       0.19           1.46         15.0
OTD367F    651412.1   4767114.5      75.3       1.95       0.34           2.16         15.0
OTD367F    651402.3   4767122.5      67.0       1.76       0.23           1.91         15.0
OTD367F    651392.8   4767130.5      58.7       1.45       0.20           1.57         15.0
OTD367F    651383.1   4767138.5      50.4       1.34       0.87           1.89         15.0
OTD367G    651752.6   4766847.5     345.8       3.78       0.29           3.96         15.0
OTD367G    651747.6   4766855.0     337.7       4.02       0.43           4.30          9.0
OTD367G    651724.8   4766887.5     301.1       4.61       1.30           5.44         13.0
OTD367G    651718.9   4766896.5     290.9       2.80       0.78           3.30         15.0
OTD367G    651713.0   4766906.0     280.7       3.21       0.62           3.61         15.0
OTD367G    651707.0   4766914.5     270.3       2.13       0.16           2.23         15.0
OTD367G    651699.1   4766928.5     256.7       3.14       0.20           3.26         15.0
OTD367G    651693.5   4766938.5     247.0       2.45       0.18           2.56         15.0
OTD367G    651687.8   4766948.5     237.4       1.98       0.14           2.06         15.0
OTD367G    651682.1   4766959.0     228.1       2.05       0.23           2.20         15.0
OTD367G    651676.4   4766969.0     218.9       1.79       0.19           1.91         15.0
OTD367G    651661.9   4766996.0     196.2       2.47       0.51           2.80         15.0
OTD367G    651656.1   4767007.0     187.4       1.60       0.35           1.82         15.0
OTD367G    651626.8   4767065.0     144.3       1.25       0.16           1.35         15.0
OTD367G    651622.7   4767074.0     138.3       0.88       0.18           1.00          8.0
OTD367G    651608.0   4767106.5     117.7       1.01       0.21           1.14         15.0
OTD367G    651601.4   4767122.5     108.4       1.13       0.18           1.25         14.0
OTD367G    651589.8   4767151.0      92.5       1.14       0.21           1.27         15.0
OTD367G    651584.8   4767163.5      85.9       1.04       0.18           1.16         15.0
OTD367G    651577.8   4767180.5      76.7       1.16       0.31           1.35         15.0
OTD367G    651559.1   4767227.0      52.6       1.15       0.14           1.24         10.0
OTD367G    651547.0   4767258.0      37.2       1.15       0.20           1.28         15.0
OTD367G    651541.9   4767270.5      31.0       1.78       0.27           1.96         15.0
OTD367G    651536.8   4767283.5      24.9       1.80       0.25           1.96         15.0
OTD367G    651531.6   4767296.0      19.0       1.92       0.22           2.06         15.0
OTD367G    651526.4   4767309.0      13.1       1.97       0.26           2.14         15.0
OTD367G    651521.0   4767322.0       7.4       1.68       0.21           1.81         15.0
OTD367G    651515.7   4767335.0       1.7       2.02       0.30           2.21         15.0
OTD367G    651510.3   4767347.5      -4.1       2.45       0.31           2.64         15.0
OTD367G    651505.1   4767360.5      -9.0       1.49       0.19           1.61         15.0
OTD367G    651499.8   4767374.0     -13.9       1.54       0.19           1.66         15.0
OTD367G    651494.7   4767387.5     -18.4       1.79       0.21           1.92         15.0
OTD367G    651489.6   4767400.5     -22.9       1.73       0.20           1.85         15.0
OTD367G    651484.5   4767414.0     -27.0       1.79       0.27           1.96         15.0
OTD367G    651479.5   4767427.5     -31.1       1.92       0.22           2.06         15.0
OTD367G    651474.5   4767441.0     -35.2       1.83       0.35           2.05         15.0
OTD367G    651469.7   4767455.0     -38.6       1.52       0.24           1.68         15.0
OTD367G    651465.0   4767468.5     -42.1       1.14       0.12           1.22         15.0
OTD367G    651460.1   4767482.5     -45.3       1.34       0.26           1.51         15.0
OTD367G    651456.2   4767494.0     -47.8       1.18       0.15           1.27          9.8
OTD377     651739.3   4766228.5     558.1       1.01       0.02           1.02         13.0
OTD377     651734.6   4766233.5     544.6       1.25       0.03           1.26         15.0

 DHID        EAST       NORTH     ELEVATION    CU (%)    AU (g/t)    CU_EQUIV. (%)   LENGTH (m)
-------    --------   ---------   ---------    ------    --------    -------------   ----------
OTD377     651730.1   4766238.5      531.7      1.55       0.04           1.57         14.0
OTD377     651722.4   4766246.0      509.8      1.56       0.08           1.61         15.0
OTD377     651717.6   4766251.0      496.5      1.88       0.09           1.94         15.0
OTD377     651712.8   4766256.0      483.2      1.56       0.11           1.63         15.0
OTD377     651706.5   4766262.5      465.5      3.63       0.56           3.98         15.0
OTD377     651697.0   4766273.0      439.0      1.22       0.18           1.34         15.0
OTD377     651692.4   4766279.0      425.8      1.30       0.16           1.40         15.0
OTD383     651795.6   4767013.5       83.3      1.40       0.07           1.44         15.0
OTD383     651792.1   4767016.0       68.9      4.23       0.20           4.36         15.0
OTD383     651788.6   4767018.5       54.6      3.18       0.20           3.31         15.0
OTD383     651783.4   4767022.5       32.8      1.96       0.13           2.04         15.4
OTD383B    651876.8   4766979.0      -44.7      1.22       0.05           1.25         13.0
OTD383B    651875.5   4766980.0      -58.6      1.61       0.21           1.74         15.0
OTD383B    651874.1   4766981.0      -73.5      2.09       0.24           2.24         14.2
OTD383B    651872.8   4766982.0      -88.4      1.57       0.14           1.66         12.4
OTD383D    651869.1   4767031.0      -73.0      2.35       0.26           2.51         15.0
OTD383D    651867.8   4767033.0      -87.8      2.93       0.44           3.21         15.0
OTD383D    651866.4   4767035.5     -102.5      3.78       0.51           4.10         15.0
OTD383D    651865.0   4767038.5     -117.2      2.62       0.54           2.96         15.0
OTD383D    651863.6   4767041.0     -131.9      2.83       0.43           3.11         15.0
OTD383D    651862.1   4767043.5     -146.6      1.57       0.40           1.83         15.0
OTD383D    651860.5   4767046.0     -161.4      1.21       0.32           1.41         15.0
OTD383D    651859.0   4767048.0     -176.1      0.91       0.23           1.05         15.0
OTD383D    651856.5   4767052.5     -201.6      1.45       0.22           1.59         15.0
OTD383D    651855.0   4767055.0     -216.3      1.30       0.10           1.37         15.0
OTD383D    651853.5   4767057.5     -231.0      1.12       0.20           1.25         15.0
OTD383D    651852.1   4767060.5     -245.7      1.06       0.17           1.17         15.0
OTD383D    651850.7   4767063.0     -260.4      1.13       0.17           1.24         15.0
OTD383D    651849.3   4767065.5     -275.1      1.09       0.15           1.18         15.0
OTD383D    651848.0   4767068.0     -289.9      1.13       0.21           1.26         15.0
OTD383D    651846.6   4767070.5     -304.7      0.85       0.33           1.06         15.0
OTD396     651573.4   4766922.5      358.0      2.87       0.30           3.06         15.0
OTD396     651573.5   4766920.5      343.1      2.84       0.20           2.97         15.0
OTD396     651573.5   4766919.0      328.2      1.91       0.21           2.05         15.0
OTD396     651573.6   4766917.0      313.3      2.32       0.49           2.63         15.0
OTD396     651573.6   4766915.0      298.4      2.80       0.25           2.96         15.0
OTD396     651573.6   4766913.0      283.5      1.94       0.18           2.05         15.0
OTD396     651573.6   4766911.0      269.1      2.40       0.37           2.64         14.0
OTD402     651329.2   4767329.5      293.5      1.41       0.08           1.46         15.0
OTD402     651330.1   4767328.0      278.6      1.06       0.09           1.12         15.0
OTD402     651331.8   4767325.5      248.8      1.00       0.11           1.07          5.0
OTD409     651645.3   4767206.0      227.1      1.03       0.01           1.03          5.0
OTD409     651646.3   4767204.5      197.1      1.11       0.02           1.12         15.0
OTD409     651647.5   4767202.5      162.2      1.24       0.02           1.25         15.0
OTD409     651648.0   4767201.5      147.2      1.44       0.06           1.47         15.0
OTD409     651648.5   4767201.0      132.3      2.84       0.06           2.88         15.0
OTD409     651649.1   4767200.0      117.3      1.90       0.08           1.95         15.0
OTD409     651649.6   4767198.5      102.4      1.67       0.08           1.72         15.0
OTD409     651650.0   4767197.5       89.4      0.93       0.16           1.03         11.0
OTD409     651650.6   4767196.0       68.5      1.93       0.74           2.40         16.0
OTD409     651651.1   4767195.0       50.5      2.88       1.56           3.87         15.0
OTD409     651651.6   4767193.5       35.6      3.82       1.93           5.05         15.0
OTD409     651652.0   4767192.5       20.6      4.40       2.48           5.98         15.0
OTD409     651652.5   4767191.0        5.7      3.35       1.70           4.44         15.0
OTD409     651653.0   4767190.0       -9.3      1.87       0.87           2.43         15.0
OTD409A    651755.8   4767205.0      185.2      1.03       0.04           1.05         15.0
OTD409A    651793.6   4767191.5       25.2      1.00       0.01           1.00         15.0

 DHID        EAST       NORTH     ELEVATION    CU (%)    AU (g/t)    CU_EQUIV. (%)   LENGTH (m)
-------    --------   ---------   ---------    ------    --------    -------------   ----------
OTD409A    651803.8   4767187.0      -18.5     1.26         0.02         1.28           15.0
OTD409A    651807.3   4767185.5      -33.0     1.19         0.02         1.20           15.0
OTD409A    651810.8   4767184.0      -47.5     1.27         0.01         1.28           15.0
OTD409A    651814.3   4767183.0      -62.0     1.62         0.02         1.64           15.0
OTD409A    651818.0   4767181.5      -76.5     1.74         0.04         1.76           15.0
OTD409A    651821.7   4767179.5      -90.9     1.04         0.03         1.06           15.0
OTD409A    651825.6   4767178.0     -105.3     1.48         0.02         1.50           15.0
OTD409A    651833.7   4767174.5     -134.0     1.52         0.09         1.57           15.0
OTD409A    651841.9   4767170.5     -162.6     1.05         0.03         1.06           15.0
OTD409A    651846.2   4767168.5     -176.8     1.34         0.02         1.35           15.0
OTD409A    651850.5   4767166.0     -191.0     1.21         0.02         1.22           15.0
OTD409A    651854.8   4767164.0     -205.2     1.77         0.09         1.83           15.0
OTD411     651566.6   4766219.5      646.4     1.13         0.03         1.15           13.0
OTD411     651561.6   4766225.5      633.5     1.34         0.03         1.35           15.0
OTD411     651538.5   4766252.5      574.8     1.00         0.05         1.03           15.0
OTD411     651533.6   4766259.0      562.2     1.14         0.09         1.20           15.0
OTD411     651528.6   4766265.5      549.7     1.36         0.10         1.43           15.0
OTD411     651518.9   4766279.0      524.7     0.97         0.06         1.01           15.0
OTD411     651505.2   4766299.0      490.0     1.34         0.22         1.48           13.3
OTD411A    651531.3   4766262.0      556.3     1.41         0.06         1.44           14.0
OTD411A    651526.3   4766268.5      543.8     1.17         0.04         1.19           15.0
OTD411A    651521.5   4766275.0      531.3     1.13         0.03         1.15           15.0
OTD411A    651504.8   4766299.0      489.3     0.99         0.09         1.05           15.0
OTD411A    651499.9   4766305.5      477.1     1.29         0.25         1.45           15.0
OTD411A    651495.0   4766313.0      464.9     0.98         0.14         1.07           15.0
OTD411A    651480.2   4766335.0      428.5     1.42         0.12         1.50           15.0
OTD411A    651475.3   4766342.5      416.5     1.07         0.05         1.10           15.0
OTD411A    651467.7   4766354.0      398.1     1.21         0.06         1.24           15.8
OTD412     651551.7   4766797.5      436.9     1.26         0.12         1.33           15.0
OTD412     651558.9   4766789.5      339.6     1.07         0.10         1.13           15.0
OTD412     651560.0   4766788.0      324.7     1.54         0.12         1.61           15.0
OTD412     651561.3   4766787.0      309.8     1.64         0.06         1.68           15.0
OTD412     651562.3   4766785.5      297.9     1.47         0.10         1.53            9.0
OTD412     651564.5   4766783.5      272.1     0.97         0.07         1.02           15.0
OTD413     651525.8   4766583.0      464.3     0.97         0.12         1.05           14.0
OTD413     651527.8   4766580.5      434.4     1.12         0.14         1.21           15.0
OTD413     651528.7   4766579.5      419.5     1.00         0.07         1.05           15.0
OTD413     651529.7   4766578.5      404.6     1.17         0.09         1.23           15.0
OTD413     651530.7   4766577.0      389.6     1.29         0.10         1.35           15.0
OTD413     651531.6   4766576.0      374.7     1.03         0.09         1.09           15.0
OTD413     651532.6   4766575.0      359.8     1.65         0.25         1.81           15.0
OTD414A    651824.4   4766618.0      185.6     1.22         0.05         1.25           15.0
OTD414A    651822.0   4766620.0      170.9     1.68         0.06         1.72           15.0
OTD414A    651814.6   4766626.5      125.1     2.64         0.04         2.67           15.0
OTD414A    651812.2   4766629.0      110.4     1.19         0.20         1.32           15.0
OTD414A    651808.3   4766633.0       86.0     0.97         0.16         1.07           15.0
OTD415     651437.3   4766273.5      777.8     1.25         0.04         1.27           15.0
OTD415     651441.1   4766270.5      763.5     1.41         0.08         1.46           15.0
OTD415     651444.9   4766267.5      749.3     1.62         0.05         1.65           15.0
OTD415     651448.6   4766265.0      735.1     1.89         0.05         1.92           15.0
OTD415     651452.4   4766262.5      720.9     1.39         0.02         1.40           15.0
OTD415     651456.1   4766259.0      706.6     1.61         0.01         1.62           15.0
OTD415     651459.9   4766256.0      692.4     1.12         0.03         1.14           15.0
OTD415     651463.7   4766253.0      678.2     1.47         0.04         1.49           15.0
OTD415     651466.6   4766250.5      667.4     1.34         0.04         1.36            8.0
OTD415     651469.5   4766248.0      656.5     1.30         0.03         1.32           15.0
OTD415     651484.2   4766235.5      599.8     1.15         0.05         1.19           15.0

 DHID        EAST       NORTH     ELEVATION    CU (%)    AU (g/t)    CU_EQUIV. (%)   LENGTH (m)
-------    --------   ---------   ---------    ------    --------    -------------   ----------
OTD415     651487.8   4766232.5      585.6      1.08       0.20           1.21         15.0
OTD415     651495.0   4766226.0      557.2      1.50       0.08           1.55          9.0
OTD418     651343.3   4766230.5      656.4      0.97       0.08           1.02         15.0
OTD418     651344.8   4766229.5      641.6      1.01       0.04           1.03         15.0
OTD418     651346.3   4766227.5      626.8      1.14       0.06           1.17         15.0
OTD418     651347.8   4766226.0      611.9      1.08       0.17           1.19         15.0
OTD418     651350.8   4766223.0      582.2      1.00       0.06           1.04         15.0
OTD418     651352.2   4766221.0      567.4      1.05       0.12           1.13         12.0
OTD419     651429.0   4766881.5      437.1      0.93       0.16           1.03         11.0
OTD419     651441.3   4766865.5      183.9      0.98       0.13           1.06         15.0
OTD419     651441.9   4766864.0      168.9      1.17       0.14           1.26         15.0
OTD419     651442.5   4766863.5      154.0      1.20       0.11           1.27         15.0
OTD419     651443.6   4766861.0      124.1      1.16       0.21           1.30         15.0
OTD419     651444.2   4766860.0      109.2      0.94       0.11           1.01         15.0
OTD419     651444.8   4766858.5       94.2      1.18       0.18           1.29         15.0
OTD419     651445.4   4766857.5       79.3      1.12       0.14           1.21         15.0
OTD419     651446.0   4766857.0       64.3      1.31       0.16           1.41         15.0
OTD419     651446.6   4766856.0       49.3      1.98       0.19           2.10         15.0
OTD419     651447.1   4766855.0       34.4      1.45       0.23           1.60         15.0
OTD419     651447.6   4766854.0       20.9      1.33       0.16           1.43         12.0
OTD419     651448.6   4766852.0       -6.5      1.13       0.22           1.27         15.0
OTD419     651449.6   4766850.0      -36.4      1.28       0.38           1.53         15.0
OTD419     651450.0   4766849.0      -51.3      1.04       0.53           1.38         15.0
OTD419     651450.5   4766848.0      -66.3      1.26       0.39           1.51         15.0
OTD419     651451.1   4766846.5      -81.2      1.20       0.61           1.59         15.0
OTD419     651452.7   4766843.0     -124.1      0.81       0.50           1.13         15.0
OTD419     651454.1   4766840.0     -162.2      0.86       0.36           1.09         16.5
OTD420     651567.0   4766190.0      689.8      0.99       0.02           1.01         15.0
OTD443     651407.0   4766176.5      757.8      1.30       0.09           1.35         15.0
OTD443     651408.1   4766176.0      742.9      1.51       0.08           1.56         15.0
OTD443     651409.0   4766175.5      730.4      1.21       0.06           1.25         10.0
OTD447     651574.1   4766427.5      443.1      1.36       0.02           1.37         15.0
OTD447     651567.1   4766432.5      430.9      2.01       0.02           2.03         15.0
OTD447     651560.2   4766438.0      418.7      1.30       0.03           1.32         15.0
OTD447     651553.3   4766443.5      406.6      1.50       0.17           1.61         15.0
OTD447     651545.8   4766450.0      392.8      1.42       0.09           1.47         15.0
OTD447     651539.0   4766456.0      380.7      1.05       0.11           1.12         15.0
OTD447     651532.3   4766461.5      368.6      1.17       0.16           1.27         15.0
OTD447     651526.4   4766466.5      358.1      1.23       0.18           1.34         11.0
OTD447A    651594.5   4766417.5      415.9      1.35       0.04           1.38         15.0
OTD447A    651589.0   4766422.0      402.8      2.00       0.06           2.04         15.0
OTD447A    651583.5   4766426.5      389.7      2.88       0.07           2.92         15.0
OTD447A    651578.1   4766432.0      376.7      1.59       0.05           1.62         15.0
OTD447A    651572.7   4766437.5      363.8      1.70       0.23           1.84         15.0
OTD447A    651567.3   4766442.5      350.8      1.67       0.14           1.76         15.0
OTD447A    651561.9   4766448.0      338.0      1.35       0.16           1.45         15.0
OTD447A    651556.5   4766453.5      325.2      1.22       0.10           1.28         15.0
OTD447A    651552.1   4766458.0      314.9      1.12       0.08           1.17          9.0
OTD449     651617.3   4767190.0      194.2      1.09       0.04           1.11         15.0
OTD449     651607.2   4767191.0      183.1      1.39       0.09           1.45         15.0
OTD449     651598.8   4767192.0      173.8      2.96       0.46           3.25         10.0
OTD449     651592.1   4767193.0      166.5      2.22       0.86           2.77         10.0
OTD449     651570.3   4767195.5      143.3      0.94       0.17           1.05         14.0
OTD449     651560.3   4767197.0      132.9      1.11       0.20           1.24         15.0
OTD449     651549.9   4767199.0      122.2      0.97       0.21           1.10         15.0
OTD449     651539.4   4767200.5      111.6      1.22       0.32           1.43         15.0
OTD449     651509.8   4767206.0       82.4      1.85       0.17           1.96         15.0

 DHID        EAST       NORTH     ELEVATION    CU (%)    AU (g/t)    CU_EQUIV. (%)   LENGTH (m)
-------    --------   ---------   ---------    ------    --------    -------------   ----------
OTD449     651499.1   4767209.0      72.2      1.43        0.13          1.51          15.0
OTD449     651488.6   4767211.5      62.0      1.48        0.17          1.59          15.0
OTD449     651478.0   4767214.5      51.7      1.47        0.16          1.57          15.0
OTD449     651467.4   4767217.5      41.4      1.06        0.12          1.14          12.0
OTD449     651432.1   4767226.0       7.2      1.43        0.14          1.52          15.0
OTD449     651421.5   4767229.5      -3.0      1.58        0.16          1.68          15.0
OTD449     651411.0   4767232.0     -13.2      1.80        0.24          1.95          15.0
OTD449     651388.6   4767238.0     -35.3      2.14        0.47          2.44          15.0
OTD449     651379.9   4767240.5     -43.9      2.00        0.30          2.19          10.0
OTD449A    651707.7   4767229.5     119.1      1.07        0.02          1.08          15.0
OTD449A    651701.5   4767231.0     105.5      1.57        0.03          1.59          15.0
OTD449A    651695.5   4767232.5      91.8      1.35        0.03          1.37          15.0
OTD449A    651689.4   4767233.5      78.2      1.99        0.05          2.02          15.0
OTD449A    651683.3   4767235.0      64.5      3.13        0.14          3.22          15.0
OTD449A    651677.3   4767236.5      50.8      4.85        1.02          5.50          15.0
OTD449A    651672.0   4767237.5      39.0      4.58        2.58          6.22          11.0
OTD449A    651666.8   4767238.5      27.1      3.58        2.10          4.92          15.0
OTD449A    651660.9   4767239.5      13.4      4.43        2.56          6.07          15.0
OTD449A    651654.8   4767241.0      -0.3      2.42        1.12          3.13          15.0
OTD449A    651648.8   4767242.5     -13.9      3.01        1.51          3.97          15.0
OTD449A    651642.8   4767244.5     -27.5      2.52        1.04          3.19          15.0
OTD449A    651636.8   4767246.5     -41.1      2.77        0.88          3.33          15.0
OTD449A    651630.9   4767248.5     -54.2      3.09        1.30          3.92          14.0
OTD449A    651620.4   4767251.0     -76.3      2.08        0.82          2.61          15.0
OTD449B    651663.8   4767227.5     160.2      1.12        0.02          1.13          15.0
OTD449B    651654.1   4767229.0     148.8      1.39        0.03          1.41          15.0
OTD449B    651644.6   4767230.0     137.3      2.26        0.10          2.33          15.0
OTD449B    651635.0   4767231.5     125.8      1.67        0.08          1.72          15.0
OTD449B    651627.0   4767232.0     116.3      2.25        0.76          2.73          10.0
OTD449B    651603.9   4767236.5      91.1      3.51        1.59          4.53          15.0
OTD449B    651593.8   4767238.5      80.1      3.16        1.50          4.12          15.0
OTD449B    651577.3   4767241.5      61.6      3.38        1.43          4.29          15.0
OTD449B    651545.7   4767248.5      26.1      1.39        0.49          1.70          15.0
OTD449B    651514.3   4767254.0      -9.6      1.09        0.17          1.19          15.0
OTD449B    651504.4   4767256.0     -20.8      1.60        0.18          1.71          15.0
OTD449B    651494.5   4767258.0     -32.0      1.63        0.36          1.85          15.0
OTD449B    651471.3   4767263.5     -58.9      1.00        0.16          1.10          15.0
OTD449B    651451.9   4767267.0     -81.4      1.39        0.27          1.56          15.0
OTD449B    651442.2   4767269.0     -92.8      1.35        0.26          1.52          15.0
OTD449B    651432.5   4767270.5    -104.1      1.32        0.32          1.52          15.0
OTD449B    651404.0   4767275.0    -137.3      1.48        0.92          2.07          15.0
OTD449B    651394.1   4767276.5    -148.5      1.70        1.21          2.47          15.0
OTD449B    651385.8   4767278.0    -157.7      1.14        1.46          2.07          10.0
OTD449B    651374.8   4767280.5    -169.9      2.41        1.98          3.67          15.0
OTD449B    651364.9   4767282.5    -180.8      1.23        1.03          1.89          15.0
OTD449B    651356.5   4767284.5    -189.9      1.67        1.60          2.69          10.0
OTD449B    651319.2   4767293.0    -228.8      0.90        0.49          1.21          15.0
OTD449B    651308.4   4767295.5    -239.0      1.04        0.64          1.45          15.0
OTD449D    651770.4   4767213.0      17.2      1.41        0.03          1.43          15.0
OTD449D    651763.9   4767214.0       3.7      2.30        0.05          2.33          15.0
OTD449D    651757.4   4767214.5      -9.8      2.15        0.06          2.18          15.0
OTD449D    651750.9   4767215.0     -23.3      2.57        0.15          2.66          15.0
OTD449D    651742.6   4767215.5     -40.4      3.34        0.57          3.70          15.0
OTD449D    651733.8   4767215.5     -58.4      4.42        1.27          5.23          15.0
OTD449D    651727.1   4767215.5     -71.8      3.56        1.06          4.24          15.0
OTD449D    651720.3   4767216.0     -85.2      3.16        0.93          3.76          15.0
OTD449D    651713.6   4767216.5     -98.6      2.06        0.67          2.49          15.0

 DHID        EAST       NORTH     ELEVATION    CU (%)    AU (g/t)    CU_EQUIV. (%)   LENGTH (m)
-------    --------   ---------   ---------    ------    --------    -------------   ----------
OTD449D    651706.6   4767217.5     -111.9      2.95       1.09           3.65         15.0
OTD449D    651699.7   4767218.0     -125.2      2.83       0.84           3.36         15.0
OTD449D    651692.8   4767219.0     -138.5      2.89       0.79           3.39         15.0
OTD449D    651685.6   4767220.0     -151.6      2.43       0.59           2.80         15.0
OTD449D    651679.1   4767221.0     -163.4      1.72       0.39           1.97         12.0
OTD449D    651662.9   4767224.0     -192.6      1.35       0.32           1.55         15.0
OTD449D    651655.6   4767225.0     -205.6      1.03       0.26           1.20         15.0
OTD449D    651648.1   4767226.5     -218.6      1.04       0.34           1.25         15.0
OTD449D    651640.4   4767228.0     -231.3      1.32       0.75           1.79         15.0
OTD449D    651632.6   4767229.5     -244.1      0.77       0.39           1.02         15.0
OTD449D    651624.8   4767231.5     -256.8      0.84       0.49           1.15         15.0
OTD449D    651607.8   4767235.0     -284.3      0.92       0.82           1.44         10.0
OTD449E    651839.1   4767187.5      -37.7      1.16       0.03           1.18         15.0
OTD449E    651836.3   4767186.5      -52.4      1.75       0.03           1.77         15.0
OTD449E    651833.3   4767185.5      -67.1      1.20       0.03           1.22         15.0
OTD449E    651830.5   4767184.5      -81.8      1.24       0.02           1.26         15.0
OTD449E    651827.6   4767183.5      -96.4      1.03       0.03           1.05         15.0
OTD449E    651821.8   4767181.5     -125.8      1.11       0.07           1.16         15.0
OTD449E    651819.0   4767180.5     -140.5      1.36       0.08           1.41         15.0
OTD449E    651816.2   4767179.5     -154.2      1.96       0.54           2.31         13.0
OTD449E    651813.6   4767179.0     -167.9      3.82       0.63           4.22         15.0
OTD449E    651810.6   4767178.0     -182.6      3.86       0.60           4.24         15.0
OTD449E    651807.7   4767177.0     -197.3      2.55       0.35           2.77         15.0
OTD449E    651803.8   4767175.5     -216.8      1.40       0.25           1.56         15.0
OTD449F    651806.5   4767176.5     -203.6      1.77       0.19           1.90         12.0
OTD449F    651803.8   4767175.5     -216.9      1.56       0.32           1.76         15.0
OTD449F    651798.1   4767173.5     -246.3      0.96       0.19           1.08         15.0
OTD449F    651789.8   4767170.0     -290.3      0.99       0.20           1.11         15.0
OTD449F    651786.9   4767169.0     -305.0      1.37       0.35           1.59         15.0
OTD449F    651783.8   4767168.0     -319.7      1.22       0.26           1.39         15.0
OTD449F    651780.6   4767167.0     -334.3      0.88       0.21           1.01         15.0
OTD455A    651701.2   4767101.5      253.8      1.48       0.02           1.50         12.0
OTD455A    651698.3   4767099.5      226.5      2.74       0.42           3.01         15.0
OTD455A    651696.7   4767098.5      211.6      2.92       0.51           3.25         15.0
OTD455A    651695.1   4767098.0      196.7      3.71       0.49           4.02         15.0
OTD455A    651693.6   4767097.0      181.8      4.26       0.39           4.51         15.0
OTD455A    651692.1   4767095.5      166.9      3.70       0.53           4.03         15.0
OTD455A    651689.8   4767094.0      145.1      4.49       1.29           5.32         15.0
OTD455A    651688.2   4767093.0      130.2      4.55       1.23           5.33         15.0
OTD455A    651686.6   4767092.5      115.3      2.98       0.57           3.35         15.0
OTD455A    651685.0   4767091.5      100.4      2.14       0.37           2.38         15.0
OTD455A    651683.4   4767090.5       85.6      1.71       0.47           2.01         15.0
OTD455A    651681.6   4767089.5       70.7      4.12       1.69           5.19         15.0
OTD455A    651680.0   4767088.5       55.8      3.93       1.40           4.82         15.0
OTD455A    651678.1   4767087.5       41.0      3.55       1.00           4.19         15.0
OTD455A    651676.4   4767086.5       26.1      3.50       1.10           4.20         15.0
OTD455A    651674.5   4767085.5       11.2      2.58       0.71           3.04         15.0
OTD455A    651668.3   4767082.0      -43.3      2.03       0.26           2.19         15.0
OTD455A    651666.6   4767081.0      -58.2      1.31       0.26           1.47         15.0
OTD455A    651664.9   4767080.5      -73.0      1.34       0.39           1.59         15.0
OTD455A    651663.3   4767079.5      -87.9      1.11       0.22           1.25         15.0
OTD455A    651661.6   4767078.5     -102.8      1.02       0.20           1.14         15.0
OTD455A    651650.3   4767073.0     -192.9      0.87       0.21           1.00         15.0
OTD455A    651645.3   4767070.5     -235.1      0.89       0.60           1.28         10.0
OTD455B    651687.5   4767067.0      317.5      0.98       0.05           1.01         14.0
OTD455B    651682.8   4767063.5      304.2      3.24       0.26           3.40         15.0
OTD455B    651678.7   4767060.0      292.3      2.36       0.21           2.49         11.0

 DHID      EAST      NORTH    ELEVATION  CU (%)  AU (G/T)  CU_EQUIV.(%)  LENGTH(M)
-------  --------  ---------  ---------  ------  --------  ------------  ---------
OTD455B  651673.9  4767056.0      278.6    1.82      0.10          1.88       15.0
OTD455B  651669.1  4767052.5      264.9    3.00      0.16          3.10       15.0
OTD455B  651664.3  4767048.5      251.2    3.12      0.17          3.23       15.0
OTD455B  651659.5  4767045.0      237.5    3.44      0.30          3.63       15.0
OTD455B  651654.9  4767041.5      223.7    4.44      2.96          6.33       15.0
OTD455B  651650.2  4767037.5      210.0    4.08      1.78          5.21       15.0
OTD455B  651646.0  4767034.0      197.6    3.10      1.31          3.94       12.0
OTD455B  651642.8  4767031.5      188.4    3.48      2.50          5.07        8.0
OTD455B  651636.3  4767026.0      169.2    0.95      0.14          1.04       14.0
OTD455B  651631.1  4767022.0      154.1    1.16      0.24          1.32       15.0
OTD455B  651626.3  4767018.5      140.3    0.91      0.14          1.00       15.0
OTD455B  651604.3  4767001.5       76.0    0.98      0.20          1.11       15.0
OTD455B  651546.7  4766965.0      -85.3    0.80      0.39          1.05       15.0
OTD463   651792.3  4766608.0      354.1    1.39      0.05          1.42       15.0
OTD463   651785.6  4766610.0      340.9    1.43      0.05          1.46       15.0
OTD463   651779.0  4766613.0      327.7    1.53      0.03          1.55       15.0
OTD463   651772.3  4766615.0      314.5    1.42      0.04          1.45       15.0
OTD463   651762.9  4766619.0      296.2    2.26      0.06          2.30       15.0
OTD463   651756.0  4766621.5      283.1    3.22      0.10          3.29       15.0
OTD463   651749.1  4766624.5      270.0    4.03      0.18          4.14       15.0
OTD463   651742.3  4766627.5      257.0    4.00      0.16          4.11       15.0
OTD463   651735.3  4766630.0      244.0    2.81      0.11          2.88       15.0
OTD463   651728.4  4766633.0      231.0    3.74      0.08          3.79       15.0
OTD463   651721.2  4766636.0      218.2    3.30      0.16          3.40       15.0
OTD463   651714.5  4766638.5      206.2    2.21      0.13          2.29       13.0
OTD463   651707.8  4766641.0      194.2    1.31      0.13          1.40       15.0
OTD463   651558.3  4766706.0      -43.2    1.05      0.35          1.27       15.0
OTD463   651550.2  4766709.5      -55.2    1.01      0.32          1.21       15.0
OTD463   651467.5  4766753.5      172.6    0.92      0.49          1.23       15.0
OTD463A  651704.9  4766614.0      435.3    1.36      0.03          1.38       15.0
OTD463A  651694.1  4766617.5      425.8    1.32      0.05          1.35       15.0
OTD463A  651683.3  4766622.0      416.3    1.50      0.08          1.55       15.0
OTD463A  651672.6  4766627.0      406.8    1.40      0.13          1.48       15.0
OTD463A  651662.0  4766631.5      397.4    2.23      0.44          2.51       15.0
OTD463A  651649.8  4766637.0      386.8    2.34      0.11          2.41       15.0
OTD463A  651639.8  4766641.5      378.0    1.40      0.13          1.49       13.0
OTD463A  651629.7  4766646.0      369.4    2.16      0.08          2.21       15.0
OTD463A  651621.1  4766650.0      361.9    1.64      0.14          1.73        9.0
OTD463A  651237.9  4766863.5       61.7    1.38      0.29          1.57       15.0
OTD463A  651228.0  4766869.5       55.6    1.36      0.25          1.52       11.3
OTD463B  651762.7  4766611.5      432.4    1.97      0.09          2.03       15.0
OTD463B  651745.8  4766618.0      408.6    1.44      0.20          1.57       15.0
OTD463B  651739.0  4766621.0      399.1    1.86      0.09          1.92        9.0
OTD463B  651733.0  4766623.0      390.8    1.56      0.04          1.58       12.0
OTD463B  651719.4  4766628.0      372.3    1.06      0.03          1.08       15.0
OTD463B  651710.8  4766631.5      360.5    1.33      0.06          1.37       15.0
OTD463B  651702.1  4766634.5      348.8    1.99      0.06          2.03       15.0
OTD463B  651693.5  4766638.0      337.0    2.45      0.11          2.52       15.0
OTD463B  651682.6  4766642.5      322.1    2.24      0.19          2.36       15.0
OTD463B  651674.0  4766647.0      310.4    1.52      0.13          1.60       15.0
OTD463B  651665.3  4766650.5      298.8    1.17      0.14          1.26       15.0
OTD463B  651656.6  4766654.5      287.1    1.35      0.15          1.44       15.0
OTD463B  651648.0  4766657.5      275.5    1.18      0.15          1.28       15.0
OTD463B  651639.3  4766661.5      263.9    1.18      0.17          1.29       15.0
OTD463B  651630.6  4766665.5      252.4    0.99      0.13          1.07       15.0
OTD463B  651578.0  4766691.5      184.2    1.13      0.13          1.21       15.0
OTD463B  651570.9  4766695.5      175.3    0.94      0.14          1.03        9.0

 DHID      EAST      NORTH    ELEVATION  CU (%)  AU (G/T)  CU_EQUIV.(%)  LENGTH(M)
-------  --------  ---------  ---------  ------  --------  ------------  ---------
OTD463B  651548.6  4766708.0      147.1    0.91      0.15          1.00       15.0
OTD463B  651531.0  4766718.0      124.9    1.31      0.20          1.43       15.0
OTD463B  651522.1  4766723.0      114.0    1.06      0.13          1.14       15.0
OTD463B  651513.4  4766728.5      103.0    1.09      0.14          1.18       15.0
OTD463B  651496.0  4766739.0       81.0    1.20      0.14          1.29       15.0
OTD463B  651487.2  4766744.0       69.9    1.15      0.16          1.25       15.0
OTD463B  651478.5  4766749.5       58.9    1.00      0.11          1.07       15.0
OTD463B  651469.8  4766754.5       47.8    1.01      0.41          1.28       15.0
OTD463C  651830.5  4766576.5      260.4    1.35      0.07          1.39       15.0
OTD463C  651797.7  4766589.5       93.1    0.87      0.22          1.01       16.0
OTD463C  651780.5  4766598.5        6.2    1.36      0.18          1.47       15.0
OTD463C  651777.6  4766599.5       -8.5    1.13      0.13          1.21       15.0
OTD465A  651683.8  4767347.5      154.0    2.26      0.15          2.35       15.0
OTD465A  651675.9  4767347.5      141.3    4.14      0.50          4.45       15.0
OTD465A  651667.8  4767347.5      128.6    2.51      0.20          2.64       15.0
OTD465A  651659.8  4767347.0      115.9    3.55      0.27          3.72       15.0
OTD465A  651651.8  4767346.5      103.3    3.91      0.26          4.07       15.0
OTD465A  651643.6  4767346.5       90.7    2.82      0.18          2.93       15.0
OTD465A  651630.1  4767346.5       69.7    4.57      0.25          4.73       15.0
OTD465A  651621.9  4767346.5       57.2    4.74      0.41          5.00       15.0
OTD465A  651609.1  4767346.5       38.0    4.30      1.57          5.30       16.0
OTD465A  651604.8  4767346.5       31.3    4.19      2.43          5.74       15.0
OTD465A  651596.5  4767346.5       18.8    1.46      0.82          1.98       15.0
OTD465A  651587.8  4767346.0        6.0    1.56      0.96          2.18       12.0
OTD465A  651575.3  4767346.0      -11.5    2.05      0.90          2.62       16.0
OTD465B  651772.8  4767352.0       58.8    1.01      0.04          1.03       15.0
OTD465B  651769.5  4767352.0       45.2    1.10      0.04          1.13       13.0
OTD465B  651766.3  4767352.0       31.6    1.84      0.04          1.86       15.0
OTD465B  651762.7  4767352.0       17.0    1.44      0.03          1.46       15.0
OTD465B  651759.1  4767352.5        2.4    1.38      0.05          1.41       15.0
OTD465B  651755.5  4767352.5      -12.1    1.34      0.04          1.37       15.0
OTD465B  651751.8  4767353.0      -26.7    1.71      0.06          1.75       15.0
OTD465B  651748.0  4767353.5      -41.2    3.66      0.18          3.78       15.0
OTD465B  651744.3  4767354.0      -55.7    3.90      0.23          4.04       15.0
OTD465B  651741.4  4767354.0      -67.3    4.19      0.30          4.38        9.0
OTD465B  651738.4  4767354.5      -79.0    3.89      1.07          4.58       15.0
OTD465B  651734.7  4767355.0      -93.5    4.16      0.40          4.42       15.0
OTD465B  651731.0  4767355.5     -108.0    3.92      0.43          4.20       15.0
OTD465B  651727.3  4767356.0     -122.5    4.56      0.47          4.85       15.0
OTD465B  651723.6  4767357.0     -137.1    5.02      0.27          5.19       15.0
OTD465B  651719.8  4767357.5     -151.6    3.58      0.49          3.89       15.0
OTD465B  651715.5  4767358.5     -168.0    1.30      0.24          1.45       15.0
OTD465B  651710.4  4767359.0     -187.3    2.10      0.52          2.43       15.0
OTD465B  651706.5  4767360.0     -201.8    1.95      0.47          2.25       15.0
OTD465B  651702.6  4767360.5     -216.3    1.82      0.46          2.11       15.0
OTD465B  651698.8  4767361.5     -230.7    1.62      0.40          1.87       15.0
OTD465B  651694.9  4767362.5     -245.2    1.54      0.47          1.84       15.0
OTD465B  651691.0  4767363.5     -259.6    1.57      0.41          1.83       15.0
OTD465B  651686.9  4767364.0     -274.0    1.37      0.32          1.57       15.0
OTD465B  651682.8  4767365.5     -288.5    1.55      0.35          1.77       15.0
OTD465B  651678.3  4767366.5     -302.7    1.07      0.26          1.23       15.0
OTD465B  651673.8  4767368.0     -316.9    1.14      0.38          1.38       15.0
OTD465B  651669.2  4767369.5     -331.1    1.23      0.31          1.43       15.0
OTD465B  651664.5  4767370.5     -345.3    1.70      0.50          2.02       15.0
OTD465C  651744.5  4767345.5      121.2    0.99      0.02          1.00       15.0
OTD465C  651738.4  4767345.0      107.5    1.15      0.02          1.17       15.0
OTD465C  651732.3  4767343.5       93.8    1.55      0.04          1.57       15.0

 DHID      EAST      NORTH    ELEVATION  CU (%)  AU (G/T)  CU_EQUIV.(%)  LENGTH(M)
-------  --------  ---------  ---------  ------  --------  ------------  ---------
OTD465C  651726.0  4767343.0       80.2    1.64      0.04          1.66       15.0
OTD465C  651720.5  4767342.5       67.9    2.80      0.05          2.83       12.0
OTD465C  651710.6  4767341.5       46.6    2.79      0.13          2.87       15.0
OTD465C  651704.4  4767341.0       33.0    3.29      0.11          3.36       15.0
OTD465C  651698.0  4767341.0       19.4    4.15      0.31          4.35       15.0
OTD465C  651691.7  4767340.5        5.8    3.06      0.75          3.54       15.0
OTD465C  651685.3  4767340.0       -7.8    3.95      1.00          4.59       15.0
OTD465C  651679.0  4767340.0      -21.4    2.78      0.30          2.97       15.0
OTD465C  651669.9  4767340.0      -40.3    1.81      0.32          2.01       15.0
OTD465C  651663.4  4767339.5      -53.8    3.24      1.40          4.13       15.0
OTD465C  651657.0  4767339.0      -67.4    1.78      0.81          2.30       15.0
OTD465C  651645.8  4767339.0      -90.9    1.81      0.69          2.25       15.0
OTD465C  651639.5  4767339.0     -104.5    1.17      0.42          1.44       15.0
OTD465C  651625.5  4767338.5     -134.3    1.14      0.37          1.38       15.0
OTD465C  651619.1  4767338.0     -147.9    1.13      0.33          1.34       15.0
OTD465C  651612.8  4767337.5     -161.5    1.29      0.34          1.50       15.0
OTD465C  651607.4  4767337.5     -173.3    1.24      0.44          1.52       11.0
OTD465C  651590.1  4767336.0     -210.5    1.91      0.79          2.41       15.0
OTD465C  651583.8  4767336.0     -224.1    1.14      0.44          1.42       15.0
OTD465C  651577.4  4767336.0     -237.6    0.87      0.43          1.15       15.0
OTD465C  651548.1  4767336.5     -299.0    0.85      0.55          1.20       15.0
OTD465C  651519.3  4767337.5     -358.4    0.99      0.75          1.46       15.0
OTD465C  651504.5  4767339.0     -388.9    0.79      0.69          1.23       15.0
OTD465D  651843.8  4767361.5     -103.0    0.99      0.01          1.00       15.0
OTD465D  651844.3  4767361.5     -133.0    1.20      0.03          1.22       15.0
OTD465D  651844.6  4767361.5     -148.0    1.16      0.02          1.18       15.0
OTD465D  651846.0  4767360.0     -240.0    1.47      0.03          1.49       15.0
OTD465D  651846.2  4767360.0     -255.0    1.60      0.03          1.62       15.0
OTD465D  651846.6  4767359.5     -285.0    1.02      0.02          1.03       15.0
OTD465D  651848.1  4767358.5     -360.0    3.55      0.35          3.77       15.0
OTD465D  651848.5  4767358.5     -374.0    3.25      0.41          3.52       13.0
OTD465D  651848.8  4767358.0     -390.0    1.78      0.25          1.94       15.0
OTD465D  651849.1  4767358.0     -404.9    1.63      0.19          1.76       15.0
OTD465D  651849.5  4767357.5     -419.9    1.21      0.15          1.31       15.0
OTD465D  651849.7  4767357.5     -434.9    1.26      0.15          1.36       15.0
OTD465D  651850.6  4767356.0     -494.9    0.85      0.28          1.03       15.0
OTD465E  651804.0  4767366.5      -29.7    1.05      0.03          1.07       15.0
OTD465E  651798.0  4767368.0      -79.3    1.60      0.03          1.62       15.0
OTD465E  651796.3  4767368.5      -93.2    2.29      0.05          2.32       13.0
OTD465E  651794.6  4767369.0     -107.1    1.44      0.05          1.47       15.0
OTD465E  651792.8  4767369.5     -122.0    1.04      0.02          1.05       15.0
OTD465E  651789.2  4767370.5     -151.8    1.07      0.04          1.10       15.0
OTD465E  651787.2  4767371.0     -168.7    1.56      0.08          1.61       15.0
OTD465E  651785.4  4767371.5     -183.5    2.33      0.07          2.38       15.0
OTD465E  651784.1  4767371.5     -195.0    2.26      0.05          2.29        8.0
OTD465E  651780.8  4767372.5     -221.3    1.29      0.07          1.33       15.0
OTD465E  651779.0  4767372.5     -236.1    1.60      0.08          1.65       15.0
OTD465E  651777.1  4767373.0     -251.0    3.31      0.62          3.71       15.0
OTD465E  651775.3  4767373.5     -265.9    3.23      0.59          3.61       15.0
OTD465E  651773.3  4767374.0     -280.7    3.98      0.63          4.38       15.0
OTD465E  651771.3  4767374.5     -295.6    1.79      0.35          2.01       15.0
OTD465E  651769.4  4767375.0     -310.5    1.29      0.17          1.40       15.0
OTD465E  651767.4  4767375.5     -325.3    1.48      0.20          1.61       15.0
OTD465E  651765.5  4767376.0     -340.2    1.16      0.18          1.27       15.0
OTD465E  651763.5  4767377.0     -355.1    1.04      0.20          1.16       15.0
OTD465E  651761.5  4767377.5     -369.9    1.40      0.25          1.56       15.0
OTD465E  651757.6  4767378.5     -399.6    0.99      0.25          1.15       15.0

 DHID      EAST      NORTH    ELEVATION  CU (%)  AU (G/T)  CU_EQUIV.(%)  LENGTH(M)
-------  --------  ---------  ---------  ------  --------  ------------  ---------
OTD465E  651755.6  4767379.0     -414.5    0.99      0.17          1.09       15.0
OTD505   651579.3  4767377.0      381.8    1.31      0.04          1.34       15.0
OTD505   651576.1  4767375.5      367.2    1.03      0.02          1.04       15.0
OTD505   651571.8  4767373.5      347.0    1.29      0.07          1.34       15.0
OTD505   651568.6  4767372.0      332.4    1.65      0.08          1.70       15.0
OTD505   651565.6  4767370.5      317.8    1.53      0.11          1.60       15.0
OTD505   651562.5  4767369.0      303.2    3.84      0.67          4.26       15.0
OTD505   651559.5  4767368.0      288.6    4.07      1.19          4.82       15.0
OTD505   651556.4  4767366.5      273.9    4.43      1.17          5.18       15.0
OTD505   651552.3  4767364.5      254.1    4.98      1.85          6.16       15.0
OTD505   651549.3  4767363.0      239.5    4.79      1.38          5.67       15.0
OTD505   651546.2  4767362.5      224.9    3.88      2.11          5.22       15.0
OTD505   651543.1  4767361.0      210.3    4.61      2.26          6.05       15.0
OTD505   651540.0  4767360.0      195.6    2.44      1.51          3.40       15.0
OTD505   651536.9  4767358.5      181.0    2.60      1.44          3.52       15.0
OTD505   651533.8  4767357.5      166.9    2.50      2.15          3.87       14.0
OTD505   651499.3  4767344.5       12.7    1.43      0.20          1.55       15.0
OTD505   651496.1  4767343.5       -1.9    1.61      0.25          1.77       15.0
OTD513   651614.1  4766283.0      617.3    1.13      0.09          1.19       15.0
OTD513   651619.8  4766279.0      604.0    1.25      0.11          1.32       15.0
OTD513   651633.5  4766269.0      572.1    1.01      0.10          1.07       15.0
OTD513   651639.1  4766264.5      558.8    1.55      0.10          1.61       15.0
OTD513   651644.8  4766261.0      545.5    1.92      0.14          2.01       15.0
OTD513   651650.3  4766256.5      532.2    1.11      0.09          1.16       15.0
OTD513   651656.0  4766253.0      518.9    1.61      0.13          1.69       15.0
OTD514   651736.7  4767532.0      125.6    1.09      0.03          1.11       15.0
OTD514   651731.9  4767533.5      111.4    1.46      0.03          1.48       15.0
OTD514   651722.3  4767537.0       83.1    1.75      0.06          1.79       15.0
OTD514   651717.5  4767538.0       69.0    1.54      0.05          1.57       15.0
OTD514   651712.8  4767539.0       54.8    1.41      0.08          1.46       15.0
OTD514   651708.1  4767540.5       40.6    2.17      0.10          2.23       15.0
OTD514   651703.5  4767541.5       26.5    2.91      0.11          2.98       15.0
OTD514   651698.7  4767543.0       12.3    3.31      0.15          3.41       15.0
OTD514   651694.0  4767544.5       -1.9    2.97      0.13          3.05       15.0
OTD514   651689.2  4767546.0      -16.1    2.38      0.11          2.45       15.0
OTD514   651681.9  4767548.0      -37.8    3.19      0.49          3.50       16.0
OTD514   651679.3  4767549.0      -45.3    4.28      0.49          4.59       15.0
OTD514   651674.6  4767550.0      -59.5    2.94      0.29          3.12       15.0
OTD514   651669.8  4767552.0      -73.7    1.61      0.19          1.73       15.0
OTD514   651663.0  4767554.0      -94.5    2.53      0.64          2.94       15.0
OTD514   651658.6  4767555.5     -107.7    2.59      0.57          2.95       13.0
OTD514   651654.4  4767556.5     -121.0    1.63      0.51          1.95       15.0
OTD514   651649.8  4767558.0     -135.2    2.27      1.01          2.92       15.0
OTD514   651645.3  4767559.5     -149.4    2.43      1.13          3.15       15.0
OTD514   651640.7  4767561.0     -163.6    3.59      1.87          4.78       15.0
OTD514   651636.1  4767563.0     -177.8    2.78      1.53          3.75       15.0
OTD514   651632.2  4767564.5     -190.1    2.46      1.03          3.11       11.0
OTD514   651625.3  4767567.0     -211.9    1.92      1.00          2.56       15.0
OTD514   651620.8  4767569.0     -226.1    1.84      1.20          2.60       15.0
OTD514   651616.3  4767570.0     -240.3    2.23      1.64          3.27       15.0
OTD514   651611.9  4767572.0     -254.5    2.45      2.22          3.87       15.0
OTD514   651608.4  4767573.0     -265.4    2.53      1.52          3.49        8.0
OTD514   651600.2  4767576.0     -291.5    1.75      1.38          2.63       15.0
OTD514   651595.8  4767577.5     -305.7    1.41      1.37          2.29       15.0
OTD514A  651657.3  4767516.5      265.5    1.29      0.03          1.31       15.0
OTD514A  651647.8  4767518.0      254.1    1.05      0.03          1.07       15.0
OTD514A  651638.3  4767520.0      242.6    1.62      0.11          1.69       15.0

 DHID      EAST      NORTH    ELEVATION  CU (%)  AU (G/T)  CU_EQUIV.(%)  LENGTH(M)
-------  --------  ---------  ---------  ------  --------  ------------  ---------
OTD514A  651629.7  4767522.0      232.4    3.12      0.50          3.44       12.0
OTD514A  651621.1  4767524.0      222.1    5.09      0.46          5.38       15.0
OTD514A  651611.5  4767525.5      210.7    4.26      0.36          4.49       15.0
OTD514A  651601.8  4767527.5      199.4    3.64      0.28          3.81       15.0
OTD514A  651592.1  4767529.5      188.1    4.54      0.34          4.76       15.0
OTD514A  651578.5  4767532.5      172.4    3.48      0.65          3.89       15.0
OTD514A  651568.7  4767534.0      161.2    3.20      0.62          3.60       15.0
OTD514A  651558.8  4767535.5      150.0    3.66      0.72          4.12       15.0
OTD514A  651548.8  4767537.0      138.9    4.03      0.88          4.59       15.0
OTD514A  651539.8  4767538.0      128.9    3.65      0.82          4.17       12.0
OTD514A  651521.5  4767541.0      108.6    0.95      0.50          1.27       15.0
OTD514A  651509.6  4767543.5       96.0    2.78      1.09          3.48       14.0
OTD514A  651494.3  4767547.0       79.9    0.92      0.25          1.08       16.0
OTD514A  651482.9  4767549.0       68.2    1.59      0.82          2.11        8.0
OTD514A  651450.6  4767556.0       36.8    1.32      0.14          1.41       15.0
OTD514B  651681.9  4767535.5      193.3    1.26      0.08          1.31        8.0
OTD514B  651676.0  4767537.5      183.6    1.00      0.06          1.04       15.0
OTD514B  651668.3  4767540.0      170.9    1.82      0.09          1.87       15.0
OTD514B  651660.8  4767542.5      158.3    5.08      0.45          5.36       15.0
OTD514B  651651.7  4767546.0      143.0    4.88      0.34          5.10       15.0
OTD514B  651644.1  4767548.5      130.4    5.81      0.52          6.14       15.0
OTD514B  651636.5  4767551.0      117.7    5.43      1.09          6.13       15.0
OTD514B  651629.0  4767554.0      105.0    3.14      0.46          3.43       15.0
OTD514B  651621.3  4767556.5       92.4    5.78      0.66          6.20       15.0
OTD514B  651613.7  4767559.0       79.7    5.64      0.69          6.08       15.0
OTD514B  651597.8  4767564.5       53.6    2.45      0.56          2.81       15.0
OTD514B  651590.1  4767567.0       41.0    4.17      0.76          4.65       15.0
OTD514B  651580.4  4767570.5       25.1    3.38      1.06          4.06       15.0
OTD514B  651572.8  4767573.5       12.4    2.08      0.79          2.58       15.0
OTD514B  651565.3  4767576.5       -0.3    3.47      2.02          4.76       15.0
OTD514B  651558.7  4767579.0      -11.2    2.97      2.07          4.29       11.0
OTD514B  651552.1  4767581.5      -22.2    1.48      0.59          1.86       15.0
OTD514B  651523.0  4767592.5      -71.0    1.50      0.60          1.88       15.0
OTD514B  651510.8  4767597.0      -91.2    2.60      1.47          3.53       15.0
OTD514B  651503.6  4767600.5     -103.8    4.44      4.24          7.15       15.0
OTD514B  651496.5  4767604.5     -116.4    3.26      2.80          5.05       15.0
OTD514B  651489.8  4767609.0     -129.0    2.63      1.73          3.73       15.0
OTD514B  651483.0  4767614.0     -141.5    2.52      1.09          3.21       15.0
OTD514B  651476.0  4767618.0     -154.1    2.36      1.09          3.05       15.0
OTD514B  651468.9  4767622.0     -166.7    1.41      0.64          1.82       15.0
OTD514B  651461.8  4767626.0     -179.3    1.97      0.95          2.57       15.0
OTD514B  651454.5  4767629.5     -191.9    2.25      2.02          3.54       15.0
OTD514B  651447.1  4767633.5     -204.4    1.79      0.99          2.42       15.0
OTD514B  651439.6  4767637.0     -217.0    1.81      0.77          2.30       15.0
OTD514B  651432.1  4767640.5     -229.5    1.57      0.94          2.17       15.0
OTD514B  651424.7  4767644.0     -242.1    1.05      1.06          1.73       14.0
OTD514C  651803.6  4767505.0      -34.7    1.27      0.04          1.30       15.0
OTD514C  651800.8  4767505.0      -49.4    1.26      0.03          1.28       15.0
OTD514C  651794.9  4767506.0      -80.9    1.21      0.03          1.23       15.0
OTD514C  651789.4  4767506.5     -110.4    1.09      0.03          1.11       15.0
OTD514C  651786.7  4767507.0     -125.1    1.18      0.04          1.21       15.0
OTD514C  651784.0  4767507.0     -139.9    1.58      0.05          1.61       15.0
OTD514C  651780.7  4767507.5     -157.6    2.43      0.06          2.47       15.0
OTD514C  651778.0  4767508.0     -172.3    1.87      0.19          1.99       15.0
OTD514C  651775.2  4767508.5     -187.0    2.73      0.12          2.80       15.0
OTD514C  651772.5  4767509.0     -201.8    3.98      0.22          4.12       15.0
OTD514C  651770.1  4767509.0     -214.1    5.68      0.38          5.92       10.0

 DHID      EAST      NORTH    ELEVATION  CU (%)  AU (G/T)  CU_EQUIV.(%)  LENGTH(M)
-------  --------  ---------  ---------  ------  --------  ------------  ---------
OTD514C  651767.8  4767509.5     -226.3    4.42      0.32          4.62       15.0
OTD514C  651765.0  4767510.5     -241.1    2.33      0.25          2.49       15.0
OTD514C  651762.1  4767511.0     -255.8    2.96      0.25          3.12       15.0
OTD514C  651759.4  4767511.5     -270.5    2.23      0.13          2.32       15.0
OTD514C  651756.6  4767512.5     -285.2    2.21      0.32          2.42       15.0
OTD514C  651753.8  4767513.0     -300.0    1.59      0.54          1.94       15.0
OTD514C  651751.3  4767513.5     -313.2    2.47      0.94          3.06       12.0
OTD514C  651748.8  4767514.0     -326.5    3.15      0.88          3.72       15.0
OTD514C  651746.1  4767514.5     -341.2    2.58      0.69          3.02       15.0
OTD514C  651743.3  4767515.0     -355.9    2.20      0.50          2.51       15.0
OTD514C  651740.5  4767515.5     -370.7    1.64      0.42          1.91       15.0
OTD514C  651737.8  4767516.0     -385.4    1.14      0.22          1.28       15.0
OTD514C  651735.0  4767516.5     -400.1    1.00      0.25          1.16       15.0
OTD514C  651732.1  4767517.0     -414.9    1.14      0.41          1.40       15.0
OTD514C  651729.3  4767517.5     -429.6    1.01      0.28          1.19       15.0
OTD514C  651726.5  4767518.5     -444.3    0.98      0.20          1.11       15.0
OTD514C  651723.7  4767519.0     -459.0    1.12      0.21          1.25       15.0
OTD514C  651720.9  4767520.0     -473.7    0.99      0.16          1.09       15.0
OTD514C  651718.0  4767520.5     -488.5    1.32      0.21          1.45       15.0
OTD514C  651712.1  4767521.5     -517.9    0.85      0.77          1.34       15.0
OTD514D  651785.3  4767484.5      -33.0    1.14      0.04          1.16       15.0
OTD514D  651781.5  4767484.0      -44.8    1.28      0.04          1.30       10.0
OTD514D  651772.6  4767481.5      -70.8    1.03      0.01          1.04       15.0
OTD514D  651767.6  4767481.5      -85.0    1.70      0.04          1.73       15.0
OTD514D  651763.0  4767480.5      -98.2    1.49      0.06          1.52       13.0
OTD514D  651758.4  4767480.5     -111.4    3.21      0.06          3.25       15.0
OTD514D  651753.5  4767480.5     -125.6    3.09      0.08          3.14       15.0
OTD514D  651748.5  4767480.0     -139.7    2.94      0.14          3.03       15.0
OTD514D  651743.5  4767479.5     -153.8    3.80      0.19          3.92       15.0
OTD514D  651736.5  4767478.0     -173.6    3.79      0.37          4.02       15.0
OTD514D  651731.5  4767477.5     -187.7    3.12      0.21          3.25       15.0
OTD514D  651725.1  4767476.5     -205.6    4.81      0.75          5.29       15.0
OTD514D  651720.0  4767476.0     -219.7    2.46      0.59          2.83       15.0
OTD514D  651715.0  4767475.0     -233.8    3.40      0.96          4.01       15.0
OTD514D  651709.8  4767474.5     -247.9    2.09      0.76          2.58       15.0
OTD514D  651704.1  4767474.0     -263.9    1.47      0.39          1.72       15.0
OTD514D  651699.0  4767473.5     -278.0    1.73      0.40          1.98       15.0
OTD514D  651693.9  4767473.0     -292.1    1.57      0.42          1.84       15.0
OTD514D  651683.6  4767472.0     -320.3    1.34      0.41          1.61       15.0
OTD514D  651678.3  4767471.5     -334.3    1.37      0.35          1.60       15.0
OTD514D  651673.1  4767471.0     -348.3    1.20      0.33          1.41       15.0
OTD514D  651667.7  4767471.0     -362.3    1.49      0.50          1.81       15.0
OTD514D  651662.4  4767470.5     -376.3    1.49      0.57          1.85       15.0
OTD514D  651657.1  4767469.5     -390.4    1.26      0.48          1.57       15.0
OTD514D  651651.6  4767469.0     -404.3    1.33      0.47          1.63       15.0
OTD514D  651646.2  4767469.0     -418.3    1.14      0.97          1.76       15.0
OTD514D  651640.8  4767469.0     -432.3    0.76      0.95          1.37       15.0
OTD514I  651730.9  4767551.0      126.7    1.32      0.03          1.34       15.0
OTD514I  651723.2  4767553.0      113.9    1.23      0.03          1.25       15.0
OTD514I  651715.6  4767554.5      101.1    1.35      0.06          1.39       15.0
OTD514I  651698.1  4767559.0       72.3    1.55      0.09          1.61       15.0
OTD514I  651690.3  4767561.5       59.6    2.22      0.20          2.35       15.0
OTD514I  651683.2  4767563.0       47.7    2.63      0.31          2.83       13.0
OTD514I  651676.0  4767565.0       35.8    4.63      0.93          5.22       15.0
OTD514I  651668.4  4767567.0       23.0    4.52      0.77          5.01       15.0
OTD514I  651660.8  4767569.5       10.3    3.95      0.85          4.50       15.0
OTD514I  651653.1  4767571.5       -2.5    5.32      1.28          6.13       15.0

 DHID      EAST      NORTH    ELEVATION  CU (%)  AU (G/T)  CU_EQUIV.(%)  LENGTH(M)
-------  --------  ---------  ---------  ------  --------  ------------  ---------
OTD514I  651645.6  4767573.0      -15.3    4.86      1.31          5.70       15.0
OTD514I  651634.5  4767576.0      -34.0    4.42      0.98          5.04       15.0
OTD514I  651627.0  4767578.0      -46.8    3.31      0.64          3.72       15.0
OTD514I  651619.5  4767580.5      -59.6    1.51      0.81          2.03       15.0
OTD514I  651612.1  4767583.0      -72.5    2.24      1.21          3.01       15.0
OTD514I  651589.0  4767589.0     -112.2    0.98      1.12          1.69       14.0
OTD514I  651573.9  4767593.5     -138.4    2.18      2.16          3.55       15.0
OTD514I  651567.5  4767595.5     -149.5    0.72      0.55          1.07       11.0
OTD514I  651528.5  4767607.0     -217.3    2.58      1.60          3.60       15.0
OTD514I  651521.1  4767609.5     -230.1    2.49      1.93          3.72       15.0
OTD514I  651513.5  4767611.5     -242.9    4.68      3.72          7.06       15.0
OTD514I  651506.0  4767613.5     -255.7    1.69      2.13          3.05       15.0
OTD514I  651498.5  4767615.0     -268.6    2.93      3.96          5.45       15.0
OTD514I  651476.5  4767622.0     -303.7    1.40      1.62          2.43       15.0
OTD514I  651468.6  4767624.5     -316.1    1.85      2.92          3.71       15.0
OTD514I  651451.5  4767630.5     -341.9    1.11      1.53          2.08        8.0
OTD514I  651440.9  4767634.0     -357.8    1.35      2.30          2.82       15.0
OTD514I  651432.5  4767637.5     -369.8    0.66      1.05          1.33       15.0
OTD514I  651425.6  4767640.0     -379.8    1.12      1.19          1.87        9.8
OTD522   651669.5  4766734.0      416.2    2.14      0.16          2.25       15.0
OTD522   651676.1  4766738.0      403.5    1.31      0.03          1.33       15.0
OTD522   651690.0  4766746.5      378.2    1.71      0.06          1.75       15.0
OTD522   651697.0  4766750.5      365.5    1.92      0.06          1.96       15.0
OTD522   651711.0  4766758.5      340.2    1.21      0.03          1.23       15.0
OTD522   651717.7  4766762.5      327.6    1.27      0.02          1.28       15.0
OTD522   651724.5  4766767.0      314.9    1.45      0.01          1.46       15.0
OTD522   651731.2  4766771.5      302.3    2.72      0.19          2.84       15.0
OTD522   651738.0  4766776.0      289.6    1.83      0.12          1.90       15.0
OTD522   651744.8  4766780.5      277.0    2.53      0.16          2.63       15.0
OTD522   651751.6  4766784.5      264.3    4.15      0.46          4.45       15.0
OTD522   651758.4  4766789.0      251.7    5.28      0.38          5.52       15.0
OTD522   651765.1  4766793.5      239.1    4.23      0.34          4.45       15.0
OTD522   651772.0  4766798.0      226.6    2.75      0.11          2.82       15.0
OTD522   651779.1  4766803.0      214.1    3.26      0.31          3.46       15.0
OTD522   651786.1  4766807.0      201.6    1.79      0.33          2.00       15.0
OTD522   651793.2  4766811.5      189.2    1.32      0.17          1.42       15.0
OTD522   651800.3  4766816.0      176.8    6.39      0.50          6.71       15.0
OTD522   651807.6  4766820.5      164.6    6.01      0.38          6.25       15.0
OTD522   651814.8  4766826.0      152.3    1.64      0.07          1.68       15.0
OTD522   651822.2  4766830.5      140.1    3.42      0.11          3.49       15.0
OTD522   651829.6  4766834.5      127.9    2.20      0.07          2.24       15.0
OTD522   651837.3  4766839.0      115.7    1.97      0.08          2.03       15.0
OTD522   651845.0  4766843.5      103.6    1.48      0.05          1.51       15.0
OTD522   651852.6  4766847.5       91.5    1.13      0.04          1.15       15.0
OTD522   651860.4  4766852.0       79.5    1.02      0.02          1.03       15.0
OTD554   651225.3  4766251.5      683.3    1.11      0.13          1.19       15.0
OTD560A  651398.9  4767364.0      170.4    0.95      0.17          1.06        8.0
OTD570   651303.6  4766999.0      437.7    1.26      0.10          1.32       15.0
OTD576   651870.2  4766905.5       13.4    1.28      0.10          1.34       15.0
OTD576   651868.3  4766906.0       -1.5    1.15      0.11          1.22       15.0
OTD576   651866.5  4766906.5      -16.4    1.61      0.13          1.70       15.0
OTD576   651864.6  4766906.5      -31.3    1.65      0.18          1.77       15.0
OTD576   651862.8  4766907.0      -46.2    2.18      0.14          2.27       15.0
OTD576   651861.0  4766907.5      -61.0    3.02      0.24          3.17       15.0
OTD576A  651734.0  4766835.0      373.5    2.65      0.07          2.69       15.0
OTD576A  651725.1  4766831.5      362.0    3.23      0.11          3.30       15.0
OTD576A  651716.1  4766827.5      350.6    2.47      0.10          2.54       15.0

 DHID      EAST      NORTH    ELEVATION  CU (%)  AU (G/T)  CU_EQUIV.(%)  LENGTH(M)
-------  --------  ---------  ---------  ------  --------  ------------  ---------
OTD576A  651707.1  4766824.0      339.2    2.42      0.09          2.47       15.0
OTD576A  651689.9  4766816.5      318.2    2.89      0.21          3.02       14.0
OTD576A  651680.6  4766813.0      307.0    4.50      0.37          4.73       15.0
OTD576A  651671.1  4766809.0      296.0    2.44      0.12          2.52       15.0
OTD576A  651661.7  4766805.0      284.9    2.13      0.12          2.20       15.0
OTD576A  651650.1  4766800.5      271.8    1.83      0.07          1.87       15.0
OTD576A  651640.4  4766797.0      261.0    1.70      0.10          1.77       15.0
OTD576A  651630.4  4766794.0      250.3    1.67      0.11          1.74       15.0
OTD576A  651620.4  4766790.5      239.7    1.59      0.15          1.69       15.0
OTD576A  651525.0  4766758.5      144.1    0.89      0.20          1.02       15.0
OTD576A  651493.9  4766748.0      113.2    1.37      0.18          1.48       15.0
OTD576A  651483.5  4766744.5      102.9    1.30      0.19          1.42       15.0
OTD576A  651473.1  4766741.5       92.6    1.30      0.14          1.39       15.0
OTD576A  651462.6  4766738.5       82.4    1.39      0.15          1.49       15.0
OTD576A  651452.2  4766735.0       72.2    1.37      0.18          1.48       15.0
OTD576A  651441.6  4766732.0       62.0    0.92      0.22          1.06       15.0
OTD576A  651375.7  4766712.0        0.9    1.19      0.52          1.52       15.0
OTD576A  651364.6  4766709.5       -8.8    1.10      0.87          1.66       15.0
OTD576A  651353.4  4766706.5      -18.3    0.94      0.51          1.27       15.0
OTD576A  651342.3  4766704.0      -27.9    1.52      0.71          1.97       15.0
OTD576A  651319.9  4766698.0      -46.9    0.96      0.76          1.44       15.0
OTD576A  651308.7  4766694.5      -56.4    0.96      0.88          1.52       15.0
OTD576A  651297.4  4766691.5      -65.9    1.21      1.21          1.98       15.0
OTD576A  651286.0  4766689.0      -75.3    0.82      0.78          1.32       15.0
OTD576A  651274.6  4766686.5      -84.6    0.65      0.57          1.02       15.0
OTD576A  651263.1  4766684.0      -93.9    1.02      1.11          1.73       15.0
OTD576A  651251.6  4766681.5     -103.2    0.79      1.03          1.44       15.0
OTD576A  651240.1  4766678.5     -112.4    0.75      0.51          1.08       15.0
OTD576A  651216.6  4766674.0     -130.5    0.72      0.59          1.10       15.0
OTD576B  651762.3  4766878.0      280.3    4.71      0.48          5.02       15.0
OTD576B  651755.8  4766877.5      266.8    4.62      0.41          4.88       15.0
OTD576B  651749.3  4766877.5      253.3    4.94      0.17          5.05       15.0
OTD576B  651742.8  4766877.5      239.8    5.29      0.22          5.43       15.0
OTD576B  651736.3  4766877.0      226.3    2.93      0.20          3.06       15.0
OTD576B  651729.9  4766877.0      212.7    2.98      0.20          3.11       15.0
OTD576B  651723.5  4766877.0      199.1    2.28      0.13          2.36       15.0
OTD576B  651717.0  4766877.0      185.6    1.55      0.07          1.59       15.0
OTD576B  651710.8  4766877.0      172.0    1.45      0.06          1.48       15.0
OTD576B  651704.5  4766877.0      158.3    1.12      0.11          1.19       15.0
OTD576B  651699.2  4766877.0      147.0    1.08      0.10          1.15       10.0
OTD576B  651694.0  4766877.0      135.6    1.40      0.17          1.51       15.0
OTD576B  651681.0  4766877.0      107.0    1.75      0.20          1.88       10.0
OTD576B  651657.1  4766878.0       54.1    1.26      0.12          1.34       14.0
OTD576B  651645.5  4766878.0       28.6    1.04      0.21          1.17       10.0
OTD576B  651625.5  4766880.0      -15.5    1.23      0.26          1.40       15.0
OTD576B  651608.3  4766881.5      -53.8    0.76      0.41          1.03       15.0
OTD576C  651794.7  4766891.0      222.8    0.97      0.10          1.03        8.0
OTD576C  651790.5  4766891.5      212.1    6.41      1.14          7.14       15.0
OTD576C  651785.1  4766891.5      198.1    6.69      1.63          7.73       15.0
OTD576C  651779.6  4766892.0      184.2    4.27      1.78          5.41       15.0
OTD576C  651774.0  4766892.0      170.2    3.65      1.32          4.49       15.0
OTD576C  651768.5  4766892.5      156.3    3.74      1.04          4.40       15.0
OTD576C  651763.0  4766892.5      142.4    3.96      0.91          4.54       15.0
OTD576C  651757.5  4766892.5      128.4    3.83      1.03          4.48       15.0
OTD576C  651751.9  4766893.0      114.5    3.81      0.69          4.25       15.0
OTD576C  651746.3  4766893.0      100.6    3.51      0.46          3.80       15.0
OTD576C  651738.1  4766893.5       80.2    1.88      0.10          1.94       15.0

 DHID      EAST      NORTH    ELEVATION  CU (%)  AU (G/T)  CU_EQUIV.(%)  LENGTH(M)
-------  --------  ---------  ---------  ------  --------  ------------  ---------
OTD576C  651732.5  4766894.0       66.2    1.68      0.15          1.77       15.0
OTD576C  651726.9  4766894.0       52.3    1.79      0.29          1.98       15.0
OTD576C  651721.4  4766894.5       38.4    1.82      0.31          2.02       15.0
OTD576C  651710.6  4766895.0       11.4    1.43      0.15          1.52       15.0
OTD576D  651839.4  4766896.0      109.2    1.16      0.04          1.18       15.0
OTD576D  651836.0  4766896.0       94.6    2.35      0.07          2.39       15.0
OTD576D  651832.6  4766896.0       80.0    4.15      0.15          4.24       15.0
OTD576D  651829.2  4766896.0       65.4    4.47      0.19          4.59       15.0
OTD576D  651825.8  4766896.0       50.8    3.50      0.16          3.60       15.0
OTD576D  651822.5  4766895.5       36.2    3.35      0.23          3.49       15.0
OTD576D  651819.0  4766895.5       21.6    4.68      0.29          4.86       15.0
OTD576D  651815.4  4766895.5        7.0    1.88      0.37          2.11       15.0
OTD576D  651811.9  4766895.5       -7.6    0.92      0.16          1.02       15.0
OTD576D  651805.5  4766895.5      -34.8    1.62      0.12          1.69       15.0
OTD576D  651802.0  4766895.0      -49.4    1.56      0.12          1.64       15.0
OTD576D  651798.5  4766895.5      -64.0    1.25      0.08          1.30       15.0
OTD576D  651791.5  4766895.0      -93.2    1.02      0.19          1.14       15.0
OTD576D  651788.0  4766895.5     -107.7    1.04      0.17          1.15       15.0
OTD576D  651784.4  4766895.5     -122.3    0.92      0.15          1.01       15.0
OTD576D  651773.7  4766895.5     -166.0    0.92      0.20          1.05       15.0
OTD576D  651770.2  4766895.5     -180.6    1.10      0.34          1.32       15.0
OTD576D  651766.7  4766896.0     -195.2    0.84      0.25          1.00       15.0
OTD576D  651763.1  4766896.0     -209.8    1.10      0.23          1.25       15.0
OTD576D  651756.1  4766897.0     -238.9    1.04      0.34          1.26       15.0
OTD576D  651749.0  4766897.5     -268.1    1.12      0.33          1.33       15.0
OTD576D  651745.5  4766897.5     -282.6    1.18      0.23          1.33       15.0
OTD576D  651734.9  4766899.5     -326.4    0.94      0.30          1.13       15.0
OTD577   651774.5  4766685.5      426.6    1.20      0.03          1.22       15.0
OTD577   651765.2  4766685.0      414.8    1.05      0.04          1.08       15.0
OTD577   651742.3  4766684.0      385.9    1.25      0.03          1.27       15.0
OTD577   651732.7  4766684.5      374.3    1.68      0.09          1.74       15.0
OTD577   651723.1  4766684.5      362.8    1.65      0.06          1.69       15.0
OTD577   651713.6  4766685.0      351.2    1.49      0.04          1.51       15.0
OTD577   651703.8  4766685.5      339.8    1.93      0.05          1.96       15.0
OTD577   651694.1  4766685.5      328.4    1.95      0.03          1.97       15.0
OTD577   651684.4  4766685.5      317.0    2.35      0.06          2.39       15.0
OTD577   651674.7  4766685.5      305.5    1.98      0.08          2.03       15.0
OTD577   651665.0  4766685.5      294.0    1.61      0.08          1.67       15.0
OTD577   651657.3  4766685.0      284.8    1.29      0.22          1.43        9.0
OTD577   651649.6  4766685.0      275.7    0.98      0.17          1.08       15.0
OTD577   651640.1  4766685.0      264.1    1.04      0.19          1.16       15.0
OTD577A  651827.6  4766720.5      344.1    1.59      0.04          1.62       15.0
OTD577A  651822.3  4766721.5      330.1    1.01      0.06          1.05       15.0
OTD577A  651807.5  4766724.0      291.9    1.37      0.06          1.41       15.0
OTD577A  651802.0  4766724.5      278.0    2.72      0.06          2.76       15.0
OTD577A  651796.6  4766725.0      264.0    2.71      0.09          2.77       15.0
OTD577A  651791.3  4766725.5      250.0    2.96      0.31          3.16       15.0
OTD577A  651785.8  4766726.5      236.0    5.59      0.41          5.85       15.0
OTD577A  651780.4  4766727.5      222.1    3.04      0.48          3.35       15.0
OTD577A  651775.0  4766728.5      208.1    3.44      0.39          3.69       15.0
OTD577A  651769.5  4766729.0      194.2    4.46      0.71          4.91       15.0
OTD577A  651764.0  4766730.0      180.2    3.70      1.19          4.45       15.0
OTD577A  651758.6  4766730.5      166.3    4.99      0.90          5.56       15.0
OTD577A  651753.0  4766731.0      152.4    3.59      0.75          4.07       15.0
OTD577A  651747.3  4766732.0      138.5    5.29      1.27          6.10       15.0
OTD577A  651740.0  4766733.0      121.0    3.74      0.45          4.02       15.0
OTD577A  651734.1  4766734.0      107.3    1.12      0.19          1.24       15.0

 DHID      EAST      NORTH    ELEVATION  CU (%)  AU (G/T)  CU_EQUIV.(%)  LENGTH(M)
-------  --------  ---------  ---------  ------  --------  ------------  ---------
OTD577A  651728.3  4766735.0       93.5    1.04      0.19          1.16       15.0
OTD577A  651689.8  4766742.0        8.0    1.01      0.16          1.11       15.0
OTD577B  651886.6  4766714.5      158.1    1.13      0.06          1.17       15.0
OTD577B  651882.4  4766716.0      128.4    1.13      0.02          1.15       15.0
OTD577B  651880.3  4766716.5      113.5    1.23      0.03          1.25       15.0
OTD577B  651878.2  4766717.0       98.7    1.01      0.03          1.02       15.0
OTD577B  651876.3  4766717.5       85.8    1.28      0.05          1.31       11.0
OTD577B  651874.5  4766718.5       73.0    1.29      0.04          1.31       15.0
OTD577B  651872.3  4766719.0       58.2    2.43      0.09          2.49       15.0
OTD577B  651869.1  4766719.5       35.4    1.49      0.07          1.54       16.0
OTD582   651486.8  4767213.0      378.8    1.11      0.03          1.13       15.0
OTD582   651485.6  4767213.5      363.9    1.16      0.06          1.20       15.0
OTD582   651484.5  4767213.5      350.4    1.47      0.53          1.81       12.0
OTD582   651474.2  4767216.0      219.4    1.33      0.11          1.40       15.0
OTD582   651473.1  4767216.0      204.4    1.38      0.18          1.50       15.0
OTD582   651471.9  4767217.0      189.5    1.04      0.15          1.13       15.0
OTD582   651470.8  4767217.0      174.5    1.35      0.16          1.45       15.0
OTD582   651469.7  4767217.5      159.6    1.34      0.12          1.42       15.0
OTD582   651468.6  4767218.0      144.6    1.35      0.11          1.42       15.0
OTD582   651467.6  4767218.0      129.7    1.41      0.08          1.46       15.0
OTD582   651466.5  4767218.5      114.7    1.25      0.12          1.33       15.0
OTD582   651465.5  4767219.0       99.7    1.54      0.14          1.63       15.0
OTD582   651464.5  4767219.5       84.8    1.50      0.15          1.59       15.0
OTD582   651463.4  4767220.0       69.8    1.62      0.20          1.75       15.0
OTD582   651462.4  4767220.5       54.9    2.09      0.18          2.21       15.0
OTD582   651461.4  4767221.5       39.9    2.04      0.18          2.16       15.0
OTD582   651460.3  4767222.0       25.0    1.60      0.17          1.70       15.0
OTD582   651457.4  4767224.0      -17.9    1.01      0.16          1.11       15.0
OTD582   651456.3  4767224.5      -32.8    1.60      0.20          1.73       15.0
OTD582   651455.5  4767225.5      -47.8    1.53      0.27          1.71       15.0
OTD582   651454.6  4767225.5      -62.8    1.05      0.22          1.19       15.0
OTD582   651453.8  4767226.0       -111    1.49      0.30          1.68       15.0
OTD582   651453.1  4767227.0      -91.7    0.90      0.19          1.02       13.0
OTD582   651450.5  4767230.0     -131.5    1.49      0.36          1.72       15.0
OTD582   651449.4  4767231.0     -146.4    1.99      0.31          2.18       15.0
OTD582   651448.3  4767232.5     -161.3    1.15      0.53          1.49       15.0
OTD582   651447.3  4767233.5     -176.2    1.02      0.75          1.50       15.0
OTD582   651446.1  4767235.0     -191.1    1.79      1.04          2.45       15.0
OTD582   651445.0  4767236.5     -206.0    1.84      1.82          3.00       15.0
OTD582   651444.2  4767238.0     -217.4    1.79      1.99          3.06        8.0
OTD582   651442.5  4767240.5     -244.7    1.41      0.88          1.97       15.0
OTD582   651441.6  4767242.5     -259.5    0.75      0.76          1.23       15.0
OTD582   651440.8  4767244.5     -273.9    0.80      1.38          1.68       14.0
OTD593   651618.1  4766471.5      393.9    1.84      0.02          1.86       15.0
OTD593   651610.1  4766470.5      381.3    1.57      0.01          1.58       15.0
OTD593   651602.1  4766470.0      368.6    1.68      0.04          1.70       15.0
OTD593   651594.1  4766469.5      355.9    1.68      0.09          1.74       15.0
OTD593   651586.9  4766468.5      344.5    1.49      0.02          1.50       12.0
OTD593   651571.7  4766467.5      320.4    1.00      0.14          1.09       15.0
OTD593   651563.7  4766466.5      307.7    1.27      0.16          1.37       15.0
OTD614   651884.3  4766458.5      190.5    1.12      0.14          1.21       15.0
OTD614   651876.0  4766462.0      178.7    1.01      0.30          1.20       15.0
OTD614   651867.6  4766466.5      166.8    0.92      0.18          1.04       15.0
OTD614   651859.3  4766470.0      154.9    1.69      0.19          1.81       15.0
OTD614   651850.9  4766474.0      143.0    0.93      0.18          1.04       15.0
OTD614   651825.8  4766485.0      107.4    0.93      0.20          1.06       15.0
OTD614   651809.0  4766493.0       83.7    0.87      0.32          1.07       15.0

 DHID      EAST      NORTH    ELEVATION  CU (%)  AU (G/T)  CU_EQUIV.(%)  LENGTH(M)
-------  --------  ---------  ---------  ------  --------  ------------  ---------
OTD614   651800.6  4766496.5       71.8    1.23      0.35          1.45       15.0
OTD614   651769.0  4766511.5       25.1    1.15      0.13          1.23       12.0
OTD635   651532.0  4766228.0      664.9    1.31      0.02          1.32       15.0
OTD635   651525.3  4766222.5      652.7    1.29      0.05          1.32       15.0
OTD635   651516.0  4766214.5      635.7    2.23      0.11          2.30       15.0
OTD635   651509.3  4766209.0      623.6    1.57      0.07          1.61       15.0
OTD663   651610.8  4767386.5      310.1    1.37      0.05          1.40       15.0
OTD663   651613.5  4767384.0      295.6    1.76      0.08          1.81       15.0
OTD663   651616.2  4767381.0      281.1    1.60      0.06          1.64       15.0
OTD663   651618.8  4767378.5      266.6    1.43      0.06          1.46       15.0
OTD663   651621.5  4767376.0      252.1    1.85      0.08          1.90       15.0
OTD663   651624.1  4767373.0      237.6    2.36      0.14          2.45       15.0
OTD663   651626.8  4767370.5      223.1    2.70      0.14          2.79       15.0
OTD663   651629.3  4767367.5      208.5    3.32      0.32          3.53       15.0
OTD663   651631.9  4767365.0      194.0    2.90      0.33          3.11       15.0
OTD663   651634.5  4767362.0      179.5    3.92      0.42          4.19       15.0
OTD663   651637.0  4767359.5      164.9    4.42      0.36          4.65       15.0
OTD663   651639.4  4767357.5      150.3    5.27      0.29          5.46       15.0
OTD663   651641.8  4767354.5      135.8    5.40      0.18          5.51       15.0
OTD663   651645.3  4767351.0      114.4    4.80      0.27          4.97       15.0
OTD663   651647.6  4767348.5       99.8    4.20      0.39          4.45       15.0
OTD663   651650.0  4767346.0       85.2    5.30      0.46          5.60       15.0
OTD663   651652.0  4767343.5       72.6    3.55      0.37          3.78       11.0
OTD663   651655.8  4767339.5       48.2    3.82      0.75          4.30       15.0
OTD663   651658.2  4767337.0       33.7    3.58      0.72          4.04       15.0
OTD663   651660.6  4767334.5       19.1    2.18      0.45          2.47       15.0
OTD663   651662.8  4767331.5        4.5    1.05      0.16          1.15       15.0
OTD663   651665.0  4767329.5      -10.1    2.95      0.34          3.17       15.0
OTD663   651667.2  4767326.5      -24.7    3.37      0.49          3.68       15.0
OTD663   651670.5  4767322.5      -47.1    1.70      0.30          1.89       16.0
OTD663   651671.6  4767321.0      -54.9    2.62      0.93          3.21       15.0
OTD663   651673.8  4767318.5      -69.5    1.94      0.62          2.33       15.0
OTD663   651676.0  4767316.0      -84.2    3.03      1.05          3.70       15.0
OTD663   651678.1  4767313.5      -98.8    3.07      0.92          3.65       15.0
OTD663   651680.2  4767311.0     -113.4    3.21      1.28          4.02       15.0
OTD663   651682.3  4767308.0     -128.0    2.49      0.96          3.10       15.0
OTD663   651684.4  4767305.5     -142.7    4.20      1.10          4.90       15.0
OTD663   651686.5  4767303.0     -157.3    2.89      0.76          3.38       15.0
OTD663   651688.5  4767300.0     -171.9    2.11      0.70          2.56       15.0
OTD663   651690.6  4767297.5     -186.5    2.06      0.51          2.38       15.0
OTD663   651692.6  4767295.0     -201.2    1.58      0.39          1.83       15.0
OTD663   651694.6  4767292.5     -215.8    1.73      0.40          1.98       15.0
OTD663   651696.6  4767290.0     -230.5    1.57      0.31          1.77       15.0
OTD663   651698.5  4767287.5     -245.2    1.40      0.44          1.68       15.0
OTD663   651700.3  4767285.0     -259.9    1.17      0.24          1.32       15.0
OTD663   651702.0  4767282.0     -274.5    1.33      0.28          1.51       15.0
OTD663   651703.6  4767279.5     -289.2    1.23      0.32          1.43       15.0
OTD663   651705.2  4767277.0     -303.9    1.20      0.24          1.36       15.0
OTD663   651706.7  4767274.5     -318.7    1.25      0.23          1.40       15.0
OTD663   651708.2  4767272.0     -333.4    1.14      0.29          1.33       15.0
OTD663   651709.6  4767270.0     -348.1    0.89      0.41          1.15       15.0
OTD663   651711.0  4767267.5     -362.8    0.87      0.57          1.23       15.0
OTD663   651712.4  4767265.0     -377.5    0.86      0.42          1.13       14.8
OTD678   651492.3  4767251.5      353.5    1.22      0.03          1.24       15.0
OTD678   651481.8  4767251.0      342.8    1.14      0.03          1.16       15.0
OTD678   651472.0  4767250.0      332.9    1.62      0.17          1.73       13.0
OTD770A  651651.1  4767403.5      281.0    1.03      0.01          1.03       15.0

 DHID      EAST      NORTH    ELEVATION  CU (%)  AU (G/T)  CU_EQUIV.(%)  LENGTH(M)
-------  --------  ---------  ---------  ------  --------  ------------  ---------
OTD770A  651633.9  4767403.0      256.4    1.10      0.05          1.14       15.0
OTD770A  651623.6  4767402.5      241.7    1.81      0.06          1.85       15.0
OTD770A  651615.0  4767402.0      229.4    2.88      0.15          2.98       15.0
OTD770A  651606.4  4767401.5      217.1    4.44      0.37          4.67       15.0
OTD770A  651597.8  4767401.5      204.8    3.97      0.24          4.12       15.0
OTD770A  651589.1  4767401.5      192.5    4.53      0.32          4.73       15.0
OTD770A  651580.6  4767401.0      180.3    3.74      0.40          4.00       15.0
OTD770A  651572.0  4767400.5      168.0    5.75      1.16          6.49       15.0
OTD770A  651561.7  4767400.0      153.2    4.54      2.78          6.32       15.0
OTD770A  651553.1  4767400.0      141.0    4.74      1.94          5.98       15.0
OTD770A  651544.4  4767400.0      128.7    2.19      1.54          3.17       15.0
OTD770A  651535.8  4767399.5      116.5    2.87      2.16          4.25       15.0
OTD770A  651491.6  4767399.5       54.0    1.42      0.34          1.64       10.0
OTD770A  651484.4  4767399.5       43.8    2.51      0.42          2.77       15.0
OTD770A  651475.7  4767399.5       31.5    2.31      0.38          2.55       15.0
OTD770A  651467.1  4767399.5       19.3    1.67      0.26          1.83       15.0
OTD770B  651491.8  4767400.5       55.2    1.11      0.26          1.28        8.0
OTD770B  651485.0  4767400.5       45.9    2.55      0.48          2.85       15.0
OTD770B  651475.9  4767401.5       34.0    2.34      0.36          2.57       15.0
OTD770B  651466.7  4767402.5       22.2    1.45      0.19          1.57       15.0
OTD770B  651457.5  4767403.0       10.4    1.07      0.15          1.17       15.0
OTD770B  651448.3  4767403.5       -1.5    1.74      0.16          1.84       15.0
OTD770B  651439.1  4767404.0      -13.3    1.73      0.16          1.83       15.0
OTD770B  651430.1  4767404.5      -25.3    1.80      0.36          2.03       15.0
OTD770B  651421.1  4767405.0      -37.3    0.92      0.19          1.04       15.0
OTD770B  651412.1  4767405.5      -49.3    1.09      0.51          1.41       15.0
OTD770B  651403.3  4767406.5      -61.4    2.46      0.72          2.92       15.0
OTD770B  651394.5  4767407.5      -73.5    2.13      0.89          2.69       15.0
OTD770B  651385.7  4767409.0      -85.6    1.17      0.59          1.55       15.0
OTD770C  651678.5  4767440.5      228.0    1.47      0.17          1.58       15.0
OTD770C  651671.5  4767443.0      214.9    1.01      0.11          1.08       15.0
OTD770C  651662.6  4767446.0      198.4    2.66      0.15          2.75       15.0
OTD770C  651655.6  4767448.5      185.4    4.63      0.31          4.82       15.0
OTD770C  651648.6  4767451.0      172.4    3.58      0.38          3.82       15.0
OTD770C  651638.3  4767455.0      153.3    4.16      0.30          4.35       15.0
OTD770C  651631.3  4767458.0      140.4    5.80      0.42          6.06       15.0
OTD770C  651624.3  4767461.0      127.4    5.50      0.46          5.79       15.0
OTD770C  651617.3  4767463.5      114.5    4.05      0.35          4.27       15.0
OTD770C  651610.4  4767467.0      101.6    3.71      0.55          4.06       15.0
OTD770C  651603.5  4767470.0       88.7    6.91      0.80          7.42       15.0
OTD770C  651596.5  4767473.0       75.8    5.31      0.88          5.87       15.0
OTD770C  651589.7  4767476.5       62.9    4.02      0.78          4.51       15.0
OTD770C  651581.7  4767480.5       47.9    3.60      1.08          4.29        8.0
OTD770C  651571.2  4767486.5       27.7    2.81      1.60          3.83       15.0
OTD770C  651564.5  4767490.0       14.8    2.29      1.69          3.37       15.0
OTD770C  651556.0  4767495.0       -2.0    0.85      0.53          1.19        8.0
OTD770C  651519.1  4767519.0      -75.5    2.32      0.52          2.65       15.0
OTD770C  651512.6  4767523.5      -88.3    1.88      0.72          2.34       15.0
OTD770C  651506.2  4767527.0     -101.2    2.74      1.51          3.70       15.0
OTD770C  651499.8  4767531.5     -114.0    3.21      2.77          4.97       15.0
OTD770C  651493.4  4767536.0     -126.9    3.76      3.27          5.85       15.0
OTD770C  651480.9  4767545.0     -152.7    1.44      0.74          1.91       15.0
OTD770C  651474.8  4767550.0     -165.5    2.16      1.33          3.01       15.0
OTD770C  651468.7  4767555.0     -178.4    2.07      1.21          2.84       15.0
OTD770C  651462.6  4767559.5     -191.3    2.63      1.58          3.64       15.0
OTD770C  651456.5  4767564.0     -204.2    2.28      1.43          3.19       15.0
OTD770C  651450.5  4767568.5     -217.1    1.91      2.49          3.50       15.0

 DHID      EAST      NORTH    ELEVATION  CU (%)  AU (G/T)  CU_EQUIV.(%)  LENGTH(M)
-------  --------  ---------  ---------  ------  --------  ------------  ---------
OTD770C  651444.4  4767573.5     -230.0    2.04      1.57          3.04       15.0
OTD770C  651438.3  4767578.5     -242.9    1.70      1.05          2.37       15.0
OTD770C  651432.3  4767582.5     -255.8    1.22      1.44          2.14       15.0
OTD770C  651426.3  4767587.5     -268.6    1.01      2.26          2.45       15.0
OTD770C  651420.4  4767592.5     -281.5    1.40      2.83          3.20       15.0
OTD770D  651726.8  4767416.5      137.7    1.30      0.02          1.32       15.0
OTD770D  651712.3  4767416.5       95.1    1.10      0.02          1.11       15.0
OTD770D  651708.4  4767417.0       83.7    1.52      0.04          1.54        9.0
OTD770D  651704.6  4767417.0       72.3    1.78      0.06          1.82       15.0
OTD770D  651699.8  4767417.0       58.1    3.09      0.10          3.15       15.0
OTD770D  651695.1  4767417.0       44.4    3.39      0.19          3.51       14.0
OTD770D  651690.3  4767417.5       30.7    2.88      0.29          3.06       15.0
OTD770D  651685.5  4767418.0       16.5    5.76      0.87          6.31       15.0
OTD770D  651680.7  4767418.0        2.3    4.39      0.51          4.72       15.0
OTD770D  651675.8  4767418.0      -11.9    5.25      0.79          5.76       15.0
OTD770D  651671.0  4767418.5      -26.1    2.54      0.32          2.74       15.0
OTD770D  651666.1  4767419.0      -40.3    2.64      0.31          2.84       15.0
OTD770D  651661.3  4767420.0      -54.4    3.53      0.45          3.81       15.0
OTD770D  651656.9  4767420.5      -67.1    1.03      0.16          1.14       11.8
OTD770E  651671.3  4767418.5      -25.2    2.38      0.34          2.60       15.0
OTD770E  651666.5  4767418.5      -39.4    2.59      0.36          2.82       15.0
OTD770E  651661.6  4767418.5      -53.6    3.55      0.36          3.78       15.0
OTD770E  651657.5  4767418.5      -65.9    1.14      0.19          1.26       11.0
OTD770F  651698.0  4767415.5      179.4    1.21      0.04          1.24       15.0
OTD770F  651676.6  4767417.0      139.8    1.54      0.08          1.59       15.0
OTD770F  651666.6  4767418.5      121.4    1.95      0.08          2.00       15.0
OTD770F  651659.5  4767420.0      108.2    2.81      0.10          2.87       15.0
OTD770F  651652.4  4767421.0       95.1    4.24      0.35          4.46       15.0
OTD770F  651645.2  4767422.0       81.9    3.30      0.35          3.53       15.0
OTD770F  651639.3  4767422.5       70.9    4.45      0.44          4.73       10.0
OTD770F  651633.5  4767423.5       59.9    3.62      0.35          3.84       15.0
OTD770F  651626.5  4767424.5       46.7    3.51      0.47          3.81       15.0
OTD770F  651619.5  4767425.5       33.5    5.75      1.02          6.40       15.0
OTD770F  651612.5  4767427.0       20.3    4.06      1.22          4.83       15.0
OTD770F  651598.8  4767428.5       -5.3    1.00      0.28          1.18       15.0
OTD770F  651591.7  4767429.5      -18.5    0.92      0.26          1.08       15.0
OTD770F  651580.9  4767431.0      -38.8    0.82      0.33          1.03       16.0
OTD770F  651529.6  4767437.0     -136.4    1.50      0.90          2.08       12.0
OTD770F  651523.3  4767437.5     -148.3    2.27      1.16          3.01       15.0
OTD770F  651516.4  4767438.0     -161.6    1.99      0.97          2.61       15.0
OTD770F  651509.4  4767439.0     -174.9    2.30      1.29          3.12       15.0
OTD770F  651502.5  4767439.0     -188.2    1.69      0.96          2.30       15.0
OTD770F  651495.6  4767439.5     -201.5    1.12      0.35          1.34       15.0
OTD770F  651488.8  4767440.0     -214.8    2.16      0.84          2.70       15.0
OTD770F  651481.8  4767440.5     -228.1    1.40      0.47          1.70       15.0
OTD770F  651474.9  4767441.0     -241.5    1.24      0.54          1.58       15.0
OTD770F  651469.2  4767441.5     -252.6    1.64      0.68          2.07       10.0
OTD770F  651440.7  4767441.5     -309.3    0.72      0.93          1.32       15.0
OTD770F  651400.3  4767443.0     -390.8    0.56      0.84          1.10       15.0
OTD770F  651393.6  4767443.5     -404.3    0.60      0.68          1.03       15.0
OTD770G  651656.8  4767385.0      175.7    3.52      0.25          3.68       15.0
OTD770G  651649.1  4767383.0      162.9    4.50      0.39          4.75       15.0
OTD770G  651641.3  4767382.5      150.2    3.62      0.32          3.83       13.6
OTD770G  651626.1  4767378.5      124.6    3.47      0.32          3.68       12.8
OTD770G  651618.5  4767376.5      111.7    4.62      0.28          4.80       15.0
OTD770G  651611.5  4767375.5       98.5    4.17      0.26          4.34       15.0
OTD770G  651605.8  4767374.5       88.0    3.43      0.17          3.54        9.0

 DHID      EAST      NORTH    ELEVATION  CU (%)  AU (G/T)  CU_EQUIV.(%)  LENGTH(M)
-------  --------  ---------  ---------  ------  --------  ------------  ---------
OTD770G  651600.3  4767374.0       77.9    4.51      0.47          4.81       10.0
OTD770G  651594.6  4767372.5       66.9    4.40      0.49          4.71       15.0
OTD770G  651587.6  4767371.5       53.7    1.57      1.42          2.48       15.0
OTD770G  651564.8  4767366.5       12.3    1.49      0.29          1.67        8.0
OTD770G  651529.4  4767360.5      -50.7    0.62      0.59          1.00       15.0
OTD770G  651508.0  4767357.5      -90.1    1.43      0.38          1.67       15.0
OTD770G  651500.7  4767356.5     -103.3    1.61      0.41          1.87       15.0
OTD770G  651493.5  4767356.0     -116.4    1.20      0.26          1.36       15.0
OTD770G  651486.4  4767355.5     -129.6    1.35      0.43          1.63       15.0
OTD770G  651467.9  4767353.5     -163.9    1.10      0.47          1.40       15.0
OTD770G  651460.9  4767353.0     -177.1    1.19      0.42          1.46       15.0
OTD770G  651453.9  4767352.5     -190.4    0.89      0.50          1.20       15.0
OTD770G  651439.0  4767351.5     -218.7    2.19      1.12          2.90       15.0
OTD770G  651432.0  4767351.5     -232.0    1.52      1.36          2.39       15.0
OTD770G  651425.1  4767351.0     -245.3    2.09      2.43          3.64       15.0
OTD770G  651418.7  4767350.5     -257.7    1.71      1.31          2.55       13.0
OTD770G  651407.8  4767350.5     -279.1    0.61      1.00          1.25       15.0
OTD770G  651383.1  4767349.5     -329.4    1.11      0.70          1.56       15.0
OTD770G  651376.6  4767350.0     -342.9    0.63      0.62          1.02       15.0
OTD770G  651370.1  4767350.0     -356.4    0.83      0.99          1.46       15.0
OTD770G  651363.6  4767350.0     -369.9    0.62      0.84          1.15       15.0
OTD770G  651350.7  4767350.0     -397.0    0.79      0.77          1.28       15.0
OTD770H  651713.8  4767459.0      123.0    1.28      0.03          1.30       15.0
OTD770H  651709.0  4767460.0      108.8    1.16      0.06          1.20       15.0
OTD770H  651704.3  4767461.0       94.6    1.30      0.06          1.33       15.0
OTD770H  651699.6  4767462.5       80.4    1.88      0.08          1.93       15.0
OTD770H  651695.2  4767463.0       66.1    3.25      0.13          3.33       15.0
OTD770H  651690.6  4767464.0       51.9    3.18      0.21          3.31       15.0
OTD770H  651686.4  4767465.0       39.1    3.70      0.52          4.03       12.0
OTD770H  651682.2  4767466.5       26.3    5.08      0.89          5.64       15.0
OTD770H  651677.6  4767467.5       12.1    4.14      0.91          4.72       15.0
OTD770H  651672.9  4767469.0       -2.1    1.70      0.16          1.80       15.0
OTD770H  651668.2  4767471.0      -16.3    4.56      0.97          5.17       15.0
OTD770H  651663.6  4767472.5      -30.5    3.24      0.63          3.65       15.0
OTD770H  651658.9  4767473.0      -44.7    2.75      0.41          3.01       15.0
OTD770H  651651.7  4767475.5      -66.4    2.89      1.02          3.54       16.0
OTD770H  651649.2  4767476.5      -73.9    3.48      1.92          4.70       15.0
OTD770H  651644.5  4767478.0      -88.1    1.07      0.70          1.52       15.0
OTD770H  651639.8  4767479.5     -102.3    3.28      1.93          4.51       15.0
OTD770H  651635.0  4767481.0     -116.4    2.57      1.29          3.39       15.0
OTD770H  651630.3  4767483.0     -130.6    1.63      0.72          2.09       15.0
OTD770H  651625.5  4767484.5     -144.7    0.96      0.59          1.34       15.0
OTD770H  651611.5  4767489.0     -187.2    0.89      1.36          1.76       16.0
OTD770H  651603.9  4767491.5     -209.9    1.25      2.02          2.54       15.0
OTD770H  651599.2  4767493.0     -224.0    1.10      0.73          1.56       15.0
OTD770H  651594.5  4767495.0     -238.2    1.92      1.54          2.91       15.0
OTD770H  651589.8  4767496.0     -252.3    1.46      1.26          2.27       15.0
OTD841   651548.5  4767494.5      364.8    3.91      0.64          4.32       15.0
OTD841   651542.3  4767496.0      351.2    3.38      1.61          4.40       15.0
OTD841   651537.6  4767497.0      340.7    4.42      1.06          5.10        8.0
OTD841   651532.9  4767497.5      330.3    3.86      0.93          4.45       15.0
OTD841   651526.7  4767499.0      316.7    6.98      1.44          7.90       15.0
OTD841   651520.6  4767500.5      303.1    5.21      1.61          6.23       15.0
OTD841   651514.4  4767502.0      289.5    4.78      1.32          5.62       15.0
OTD841   651505.0  4767504.0      268.6    4.01      0.85          4.56       16.0
OTD841   651501.8  4767505.0      261.3    4.62      1.62          5.65       15.0
OTD841   651495.6  4767506.5      247.7    3.38      1.40          4.27       15.0

 DHID      EAST      NORTH    ELEVATION  CU (%)  AU (G/T)  CU_EQUIV.(%)  LENGTH(M)
-------  --------  ---------  ---------  ------  --------  ------------  ---------
OTD841   651489.5  4767507.5      234.1    3.28      1.73          4.39       15.0
OTD841   651421.8  4767523.5       83.3    1.37      0.33          1.58       15.0
OTD841A  651582.9  4767482.0      335.8    0.99      0.14          1.08       15.0
OTD841A  651579.7  4767482.0      321.2    2.01      0.11          2.08       15.0
OTD841A  651576.5  4767482.0      306.5    2.77      0.18          2.89       15.0
OTD841A  651573.2  4767482.0      291.9    3.94      0.88          4.50       15.0
OTD841A  651570.1  4767482.5      277.2    4.22      1.29          5.05       15.0
OTD841A  651566.8  4767483.0      262.5    6.25      2.00          7.53       15.0
OTD841A  651562.8  4767483.5      244.0    5.45      1.91          6.67       15.0
OTD841A  651559.6  4767483.5      229.3    4.47      0.97          5.09       15.0
OTD841A  651556.4  4767484.0      214.7    4.34      1.06          5.02       15.0
OTD841A  651553.1  4767484.0      200.1    4.34      0.58          4.71       15.0
OTD841A  651549.7  4767485.0      185.4    2.32      0.39          2.56       15.0
OTD841A  651546.5  4767485.0      170.8    4.84      0.57          5.20       15.0
OTD841A  651543.5  4767485.0      156.6    4.13      0.67          4.56       14.0
OTD841A  651540.3  4767485.5      142.5    3.72      1.00          4.35       15.0
OTD841A  651537.1  4767485.5      127.8    2.82      0.98          3.44       15.0
OTD841A  651533.9  4767486.0      113.2    2.26      0.80          2.77       15.0
OTD841A  651530.7  4767486.5       98.5    1.98      1.43          2.89       15.0
OTD841A  651527.6  4767486.5       84.4    2.17      1.45          3.10       14.0
OTD841A  651512.3  4767488.5       14.6    1.21      0.31          1.41       15.0
OTD841A  651509.0  4767489.0       -0.1    0.81      0.44          1.09       15.0
OTD841A  651506.4  4767489.5      -11.8    0.80      0.32          1.00        9.0
OTD841A  651499.3  4767491.0      -43.0    1.91      0.38          2.15       15.0
OTD841A  651496.1  4767491.5      -57.6    1.77      0.50          2.09       15.0
OTD841A  651492.8  4767492.5      -72.2    1.88      0.45          2.16       15.0
OTD841A  651489.5  4767493.5      -86.8    2.29      0.74          2.76       15.0
OTD841A  651486.1  4767494.0     -101.4    2.98      1.84          4.15       15.0
OTD841A  651482.8  4767495.0     -116.0    3.00      2.36          4.50       15.0
OTD841A  651479.5  4767495.5     -130.6    2.24      1.13          2.96       15.0
OTD841A  651476.1  4767496.5     -145.2    1.81      0.72          2.26       15.0
OTD841A  651472.8  4767497.5     -159.8    1.92      0.69          2.36       15.0
OTD841A  651469.5  4767498.5     -174.4    2.15      0.96          2.76       15.0
OTD841A  651466.1  4767499.5     -188.9    2.32      0.92          2.90       15.0
OTD841A  651462.8  4767501.0     -203.5    1.92      0.56          2.28       15.0
OTD841A  651459.5  4767502.5     -218.1    1.55      0.73          2.01       15.0
OTD841A  651450.5  4767506.5     -256.8    1.37      0.84          1.91       15.0
OTD841A  651447.0  4767508.0     -271.4    1.76      1.37          2.63       15.0
OTD841A  651443.6  4767509.5     -285.9    2.35      3.61          4.65       15.0
OTD841A  651440.1  4767511.5     -300.4    1.72      2.51          3.32       15.0
OTD841A  651436.6  4767513.0     -314.9    0.61      0.92          1.19       15.0
OTD841A  651433.1  4767514.5     -329.3    0.88      1.17          1.63       15.0
OTD870   651817.0  4766513.0      140.1    1.15      0.13          1.23       15.0
OTD870   651815.9  4766492.5      108.4    0.86      0.23          1.00       15.0
OTD870   651815.4  4766483.5       95.9    1.17      0.30          1.37       15.0
OTD870   651814.9  4766475.0       83.4    0.93      0.24          1.08       15.0
OTD870   651814.5  4766467.0       71.0    0.82      0.43          1.10       13.0
OTD870   651813.5  4766446.0       39.4    0.69      0.64          1.10       13.3
OTD890   651698.5  4767017.0      337.1    4.92      0.30          5.11       15.0
OTD890   651697.3  4767011.0      323.3    2.41      0.18          2.52       15.0
OTD890   651696.1  4767005.5      309.4    1.94      0.07          1.98       15.0
OTD890   651695.0  4767000.0      295.6    2.90      0.25          3.06       15.0
OTD890   651693.8  4766994.5      281.7    5.11      1.83          6.27       15.0
OTD890   651692.4  4766989.5      267.8    2.70      0.86          3.25       15.0
OTD890   651691.0  4766983.5      254.0    3.69      0.32          3.90       15.0
OTD890   651688.8  4766975.5      233.7    2.30      0.17          2.41       15.0
OTD890   651687.3  4766969.5      219.9    1.96      0.21          2.10       15.0

DHID         EAST        NORTH      ELEVATION    CU (%)    AU (G/T)    CU_EQUIV. (%)    LENGTH (M)
-------    --------    ---------    ---------    ------    --------    -------------    ----------
OTD890     651685.6    4766963.5       206.1      2.24       0.16           2.34           15.0
OTD890     651684.0    4766958.0       192.3      2.11       0.19           2.23           15.0
OTD890     651682.3    4766952.5       178.5      2.03       0.12           2.11           15.0
OTD890     651680.6    4766947.0       164.7      2.06       0.19           2.18           15.0
OTD890     651678.0    4766938.5       143.6      1.50       0.14           1.59           16.0
OTD890     651675.5    4766931.0       125.3      2.00       0.22           2.14           16.0
OTD890     651672.5    4766922.0       103.3      1.32       0.08           1.37           15.0
OTD890     651670.8    4766917.0        91.3      1.29       0.08           1.34           11.0
OTD891     651811.0    4767040.5        27.9      1.80       0.11           1.87           12.0
OTD891     651808.2    4767040.5        14.7      2.97       0.77           3.46           15.0
OTD891     651805.0    4767040.0         0.1      1.62       0.20           1.74           15.0
OTD891     651800.4    4767040.0       -20.4      2.57       0.28           2.75           15.0
OTD891     651797.1    4767039.5       -35.1      1.77       0.22           1.91           15.0
OTD891     651793.8    4767039.0       -49.7      1.37       0.18           1.48           15.0
OTD891     651790.5    4767038.5       -64.4      2.11       0.28           2.29           15.0
OTD891     651787.3    4767038.5       -79.0      2.48       0.31           2.67           15.0
OTD891     651784.0    4767038.0       -93.6      1.71       0.15           1.80           15.0
OTD891     651780.8    4767038.0      -108.3      1.54       0.17           1.65           15.0
OTD891     651777.5    4767038.0      -122.9      1.23       0.14           1.32           15.0
OTD891     651774.2    4767037.5      -137.5      1.25       0.16           1.35           15.0
OTD891     651764.1    4767037.0      -181.4      0.98       0.20           1.11           15.0
OTD891     651760.6    4767037.0      -196.0      0.97       0.45           1.26           15.0
OTD891     651753.6    4767036.5      -225.1      0.89       0.36           1.12           15.0
OTD891     651750.0    4767036.5      -239.7      0.81       0.41           1.08           15.0
OTD891     651746.3    4767036.5      -254.2      0.78       0.39           1.03           15.0
OTD891     651738.8    4767037.5      -283.3      0.90       0.71           1.35           15.0
OTD891     651735.0    4767037.5      -297.8      0.92       0.67           1.34           15.0
OTD891     651731.1    4767038.0      -312.3      0.88       0.59           1.25           15.0
OTD891     651727.3    4767038.0      -326.8      0.88       0.53           1.22           15.0
OTD891     651716.4    4767038.5      -369.9      0.87       0.45           1.16           14.0
OTD891     651658.3    4767048.0      -591.8      0.82       0.40           1.07           15.0
OTD891A    651780.0    4767053.5       124.6      1.09       0.01           1.09           15.0
OTD891A    651773.2    4767054.5       105.8      1.81       0.06           1.84           15.0
OTD891A    651768.1    4767055.5        91.7      3.33       0.22           3.47           15.0
OTD891A    651763.1    4767056.0        77.6      2.16       0.25           2.32           15.0
OTD891A    651758.0    4767056.5        63.5      3.14       0.39           3.39           15.0
OTD891A    651752.8    4767057.0        49.4      3.91       0.87           4.46           15.0
OTD891A    651747.8    4767057.5        35.3      4.89       2.18           6.28           15.0
OTD891A    651741.4    4767058.5        17.5      4.32       1.09           5.01           15.0
OTD891A    651736.4    4767059.0         3.3      3.30       0.67           3.73           15.0
OTD891A    651731.4    4767059.5       -10.8      1.92       0.33           2.13           15.0
OTD891A    651726.4    4767060.0       -24.9      1.75       0.20           1.88           15.0
OTD891A    651721.3    4767060.5       -39.0      1.78       0.32           1.99           15.0
OTD891A    651716.3    4767061.0       -53.1      1.20       0.35           1.42           15.0
OTD891A    651711.3    4767061.5       -67.3      1.52       0.30           1.71           15.0
OTD891A    651706.1    4767062.0       -81.4      1.59       0.28           1.76           15.0
OTD891A    651701.1    4767062.5       -95.5      1.53       0.28           1.71           15.0
OTD891A    651696.0    4767063.5      -109.5      1.15       0.23           1.30           15.0
OTD891A    651690.8    4767064.0      -123.6      1.05       0.18           1.16           15.0
OTD891A    651685.5    4767064.5      -137.6      0.91       0.14           1.00           15.0
OTD891A    651670.1    4767066.0      -178.8      1.28       0.20           1.41           15.0
OTD891A    651659.6    4767067.0      -206.9      0.89       0.39           1.14           15.0
OTD891A    651654.3    4767068.0      -220.9      0.86       0.67           1.29           15.0
OTD891A    651635.0    4767070.5      -271.3      0.74       0.58           1.11           15.0
OTD891B    651733.6    4767067.0       240.3      4.05       0.64           4.46           15.0
OTD891B    651727.3    4767068.0       228.4      6.61       1.63           7.65           12.0
OTD891B    651721.1    4767069.0       216.4      5.46       1.12           6.18           15.0

DHID         EAST        NORTH      ELEVATION    CU (%)    AU (G/T)    CU_EQUIV. (%)    LENGTH (M)
-------    --------    ---------    ---------    ------    --------    -------------    ----------
OTD891B    651714.1    4767070.5       203.2      4.26       0.64           4.67           15.0
OTD891B    651707.1    4767071.0       190.0      2.91       0.39           3.16           15.0
OTD891B    651700.1    4767072.5       176.8      2.42       0.22           2.56           15.0
OTD891B    651692.9    4767073.0       163.7      4.64       1.15           5.38           15.0
OTD891B    651685.7    4767073.5       150.5      4.08       1.36           4.95           15.0
OTD891B    651677.6    4767074.5       135.7      3.11       1.02           3.76           15.0
OTD891B    651670.4    4767075.0       122.5      3.37       0.91           3.95           15.0
OTD891B    651663.1    4767076.0       109.5      3.26       1.11           3.97           15.0
OTD891B    651655.8    4767077.5        96.4      3.41       0.94           4.01           15.0
OTD891B    651644.5    4767078.5        76.5      0.93       0.19           1.05           15.0
OTD891B    651637.1    4767080.0        63.5      0.94       0.24           1.09           15.0
OTD891B    651629.9    4767081.5        51.0      1.62       0.35           1.85           10.0
OTD891B    651597.6    4767089.0        -4.4      1.87       0.36           2.10           15.0
OTD891B    651590.0    4767091.0       -17.2      1.36       0.20           1.48           15.0
OTD891B    651582.4    4767093.0       -30.0      1.35       0.32           1.55           15.0
OTD891B    651565.2    4767097.5       -58.3      1.21       0.57           1.57           14.0
OTD891B    651541.8    4767104.5       -95.4      1.07       0.96           1.68           15.0
OTD891B    651513.4    4767113.0      -138.2      1.25       0.54           1.59           15.0
OTD891B    651505.0    4767115.5      -150.3      1.44       0.60           1.82           15.0
OTD918     651589.5    4767664.0       320.7      2.97       0.34           3.19           15.0
OTD918     651579.5    4767665.5       312.4      3.75       1.76           4.87           11.0
OTD918     651570.0    4767666.5       304.4      2.91       0.88           3.47           14.0
OTD918     651557.3    4767668.5       294.0      5.02       1.07           5.70           15.0
OTD918     651545.8    4767670.5       284.6      4.72       2.04           6.02           15.0
OTD918A    651643.2    4767703.0       293.8      1.60       0.11           1.67           15.0
OTD918A    651633.8    4767706.5       282.6      2.34       0.19           2.46           15.0
OTD918A    651624.4    4767710.0       271.5      2.81       0.48           3.11           15.0
OTD918A    651615.0    4767713.5       260.3      5.11       1.51           6.08           15.0
OTD918A    651602.0    4767718.5       244.6      3.41       1.30           4.24           15.0
OTD918A    651592.7    4767721.5       233.4      4.12       1.62           5.15           15.0
OTD918A    651577.1    4767727.5       214.7      4.65       1.37           5.52           15.0
OTD918A    651567.8    4767731.0       203.5      3.08       0.97           3.70           15.0
OTD918A    651558.4    4767734.0       192.4      1.77       0.88           2.33           15.0
OTD918A    651538.5    4767742.0       168.5      2.57       1.59           3.58           15.0
OTD918A    651529.2    4767745.5       157.2      3.47       3.00           5.38           15.0
OTD918A    651519.9    4767749.0       145.9      2.95       2.01           4.23           15.0
OTD918A    651511.1    4767752.0       135.5      2.82       2.24           4.24           13.0
OTD918B    651659.0    4767823.5       253.9      1.11       0.14           1.20           15.0
OTD918B    651650.4    4767830.0       243.2      2.31       0.36           2.54           15.0
OTD918B    651641.9    4767836.0       232.5      3.45       0.77           3.94           15.0
OTD918B    651633.4    4767842.5       221.9      3.85       1.38           4.73           15.0
OTD918B    651626.4    4767847.5       213.0      1.74       0.48           2.05           10.0
OTD918B    651619.0    4767853.0       203.7      1.22       0.79           1.72           12.0
OTD918B    651600.2    4767867.0       179.9      0.66       0.53           1.00           16.0
OTD918C    651687.5    4767665.0       234.8      1.07       0.05           1.10           15.0
OTD918C    651680.1    4767668.0       222.0      1.92       0.20           2.04           15.0
OTD918C    651672.8    4767671.0       209.3      2.91       0.33           3.12           15.0
OTD918C    651665.5    4767674.0       196.7      3.79       0.52           4.12           15.0
OTD918C    651658.1    4767677.5       184.0      4.38       0.39           4.63           15.0
OTD918C    651650.6    4767681.0       171.4      2.85       0.27           3.02           15.0
OTD918C    651643.3    4767684.5       158.8      3.78       0.28           3.96           15.0
OTD918C    651635.9    4767688.0       146.2      7.00       1.21           7.77           15.0
OTD918C    651629.8    4767691.0       135.8      3.77       0.96           4.39           10.0
OTD918C    651623.6    4767694.5       125.4      3.78       1.18           4.53           15.0
OTD918C    651616.3    4767698.5       112.9      5.79       1.82           6.95           15.0
OTD918C    651609.0    4767702.5       100.4      4.80       1.54           5.78           15.0
OTD918C    651601.7    4767707.0        88.1      7.17       2.54           8.78           15.0

DHID         EAST        NORTH      ELEVATION    CU (%)    AU (G/T)    CU_EQUIV. (%)    LENGTH (M)
-------    --------    ---------    ---------    ------    --------    -------------    ----------
OTD918C    651594.5    4767710.5        75.7      5.67       2.60           7.33           15.0
OTD918C    651587.2    4767715.0        63.4      3.56       1.30           4.39           15.0
OTD918C    651576.0    4767722.0        44.6      3.19       1.78           4.32           15.0
OTD918C    651568.5    4767727.0        32.4      4.53       2.31           6.00           15.0
OTD918C    651561.0    4767731.5        20.2      2.48       1.28           3.30           15.0
OTD918C    651553.5    4767736.0         8.1      2.41       1.34           3.26           15.0
OTD918C    651545.9    4767740.5        -3.9      2.81       1.81           3.96           15.0
OTD918C    651539.3    4767744.5       -14.3      1.25       0.80           1.76           11.0
OTD918C    651527.8    4767752.5       -32.7      2.07       1.42           2.97           15.0
OTD918D    651738.2    4767680.5       222.8      1.04       0.02           1.06           15.0
OTD918D    651726.1    4767682.5       195.4      1.07       0.01           1.07           15.0
OTD918D    651711.5    4767685.0       162.6      1.42       0.05           1.45           15.0
OTD918D    651705.4    4767686.5       149.0      1.30       0.04           1.32           15.0
OTD918D    651699.4    4767688.0       135.3      1.11       0.05           1.14           15.0
OTD918D    651693.4    4767690.0       121.7      2.35       0.27           2.53           15.0
OTD918D    651687.3    4767691.0       108.0      4.04       0.52           4.37           15.0
OTD918D    651681.1    4767692.5        94.5      4.53       0.68           4.96           15.0
OTD918D    651671.6    4767695.0        73.7      4.13       0.49           4.44           16.0
OTD918D    651668.3    4767696.0        66.5      5.03       0.60           5.41           15.0
OTD918D    651662.0    4767697.5        52.9      3.57       0.43           3.85           15.0
OTD918D    651655.8    4767699.5        39.4      4.11       0.88           4.67           15.0
OTD918D    651649.3    4767701.0        26.0      5.11       1.30           5.94           15.0
OTD918D    651639.3    4767703.5         5.4      4.08       0.80           4.59           16.0
OTD918D    651635.8    4767704.5        -1.7      3.77       0.92           4.35           15.0
OTD918D    651629.3    4767706.5       -15.1      2.37       0.71           2.82           15.0
OTD918D    651622.6    4767708.5       -28.4      3.95       1.55           4.93           15.0
OTD918D    651615.8    4767710.0       -41.7      2.57       1.16           3.30           15.0
OTD918D    651607.3    4767713.0       -58.4      2.81       1.31           3.65           15.0
OTD918D    651600.5    4767715.0       -71.6      2.09       0.65           2.51           15.0
OTD918D    651593.6    4767716.0       -84.9      1.19       0.41           1.45           15.0
OTD918D    651586.6    4767718.5       -98.0      1.67       0.70           2.12           15.0
OTD918D    651581.3    4767720.0      -108.0      0.93       0.67           1.36            8.0
OTD918D    651541.4    4767732.5      -180.4      1.33       0.99           1.96           15.0
OTD918D    651534.1    4767735.0      -193.3      1.66       0.67           2.09           15.0
OTD918D    651526.9    4767737.0      -206.2      1.29       0.61           1.68           15.0
OTD918D    651519.6    4767739.5      -219.1      0.92       0.58           1.29           15.0
OTD918D    651512.4    4767742.0      -232.0      1.48       0.84           2.02           15.0
OTD918E    651782.6    4767663.0       177.3      1.26       0.05           1.29           15.0
OTD918E    651759.5    4767666.5        99.7      1.10       0.02           1.12           15.0
OTD918E    651746.9    4767668.0        56.6      1.19       0.03           1.21           15.0
OTD918E    651738.5    4767670.0        27.8      1.13       0.08           1.18           15.0
OTD918E    651734.3    4767671.0        13.5      1.00       0.02           1.01           15.0
OTD918E    651730.0    4767671.5        -0.9      1.09       0.04           1.12           15.0
OTD918E    651725.9    4767672.5       -15.3      1.34       0.08           1.39           15.0
OTD918E    651721.7    4767673.5       -29.7      3.28       0.67           3.70           15.0
OTD918E    651717.6    4767674.5       -44.1      4.17       0.67           4.59           15.0
OTD918E    651713.5    4767675.5       -58.5      4.25       0.55           4.60           15.0
OTD918E    651709.3    4767677.0       -72.8      4.62       0.59           5.00           15.0
OTD918E    651705.4    4767678.0       -86.7      3.23       0.40           3.49           14.0
OTD918E    651701.5    4767678.5      -100.6      2.86       0.32           3.07           15.0
OTD918E    651697.6    4767680.0      -115.1      2.24       0.42           2.51           15.0
OTD918E    651693.6    4767681.5      -129.5      2.13       0.38           2.37           15.0
OTD918E    651689.7    4767682.5      -143.9      1.68       0.31           1.88           15.0
OTD918E    651685.8    4767683.5      -158.3      2.41       0.35           2.63           15.0
OTD918E    651681.9    4767684.5      -172.8      2.54       0.51           2.87           15.0
OTD918E    651678.0    4767686.0      -187.2      2.12       0.36           2.34           15.0
OTD918E    651674.1    4767687.0      -201.6      2.01       0.28           2.19           15.0

DHID         EAST        NORTH      ELEVATION    CU (%)    AU (G/T)    CU_EQUIV. (%)    LENGTH (M)
-------    --------    ---------    ---------    ------    --------    -------------    ----------
OTD918E    651670.1    4767688.5      -216.0      1.57       0.28           1.75           15.0
OTD918E    651664.5    4767691.0      -237.2      2.15       1.31           2.98           15.0
OTD918E    651660.5    4767692.5      -251.6      0.68       0.73           1.14           15.0
OTD918E    651656.6    4767693.5      -266.0      1.52       1.89           2.72           15.0
OTD918E    651652.6    4767695.0      -280.4      1.30       1.64           2.35           15.0
OTD918E    651648.7    4767696.5      -294.8      1.14       1.63           2.18           15.0
OTD918E    651644.8    4767698.0      -309.2      0.61       0.79           1.11           15.0
OTD918E    651640.9    4767699.5      -323.6      0.80       0.70           1.25           15.0
OTD918E    651634.7    4767702.5      -346.0      1.52       1.72           2.61           16.8
OTD918G    651807.5    4767737.5        -8.6      1.00       0.02           1.02           15.0
OTD918G    651804.6    4767739.5       -23.2      1.11       0.04           1.13           15.0
OTD918G    651801.8    4767742.0       -37.7      1.21       0.05           1.24           15.0
OTD918G    651799.0    4767744.5       -52.3      1.42       0.05           1.45           15.0
OTD918G    651796.1    4767747.0       -66.8      1.46       0.06           1.50           15.0
OTD918G    651793.3    4767749.0       -81.4      1.11       0.08           1.17           15.0
OTD918G    651790.5    4767751.0       -95.9      1.54       0.09           1.59           15.0
OTD918G    651787.8    4767753.0      -110.5      1.14       0.04           1.16           15.0
OTD918G    651782.2    4767757.5      -139.7      1.87       0.10           1.93           15.0
OTD918G    651779.6    4767760.0      -154.3      1.71       0.09           1.77           15.0
OTD918G    651771.7    4767766.5      -198.1      1.29       0.07           1.34           15.0
OTD918G    651769.1    4767768.5      -212.7      1.83       0.11           1.90           15.0
OTD918G    651766.5    4767771.0      -227.3      1.27       0.15           1.36           15.0
OTD918G    651763.8    4767773.0      -241.9      2.06       0.24           2.21           15.0
OTD918G    651761.3    4767775.5      -256.5      2.02       0.17           2.12           15.0
OTD918H    651807.7    4767669.0       -42.2      1.06       0.02           1.07           15.0
OTD918H    651803.0    4767672.0       -76.8      1.01       0.02           1.03           15.0
OTD918H    651801.0    4767673.0       -91.7      1.19       0.02           1.20           15.0
OTD918H    651797.0    4767674.5      -121.3      1.00       0.02           1.02           15.0
OTD918H    651793.1    4767677.5      -151.0      1.15       0.03           1.17           15.0
OTD918H    651789.3    4767679.5      -180.7      1.17       0.04           1.20           15.0
OTD918H    651787.4    4767681.0      -195.5      1.08       0.03           1.10           15.0
OTD918H    651785.6    4767682.0      -210.3      0.98       0.04           1.00           15.0
OTD918H    651783.7    4767683.5      -225.2      1.55       0.08           1.60           15.0
OTD918H    651781.8    4767684.5      -240.0      1.93       0.19           2.05           15.0
OTD918H    651780.0    4767686.0      -254.8      2.21       0.25           2.37           15.0
OTD918H    651777.8    4767687.0      -272.6      2.99       0.24           3.14           15.0
OTD918H    651775.9    4767688.5      -287.4      2.91       0.26           3.08           15.0
OTD918H    651774.5    4767689.0      -298.8      2.65       0.30           2.84            8.0
OTD918H    651773.1    4767690.0      -310.2      2.20       0.23           2.35           15.0
OTD918H    651771.2    4767691.5      -325.0      1.54       0.18           1.65           13.0
OTD918H    651769.4    4767692.5      -339.8      1.71       0.16           1.81           15.0
OTD918H    651767.5    4767693.5      -354.7      1.73       0.11           1.80           15.0
OTD918H    651765.6    4767694.5      -369.5      1.16       0.13           1.24           15.0
OTD918H    651763.0    4767696.5      -391.3      2.06       0.75           2.54           15.0
OTD918H    651761.1    4767698.0      -406.1      1.78       1.27           2.59           15.0
OTD918H    651759.2    4767699.0      -420.9      2.33       2.10           3.67           15.0
OTD918H    651757.4    4767700.5      -435.8      1.88       1.68           2.95           15.0
OTD918H    651755.5    4767701.5      -450.6      1.31       0.88           1.87           15.0
OTD918H    651753.6    4767703.0      -465.4      1.02       0.99           1.65           11.0
OTD918H    651750.0    4767705.5      -495.1      1.13       0.76           1.61           15.0
OTD918H    651748.1    4767706.5      -509.9      1.07       1.16           1.81           15.0
OTD934     651574.0    4767672.0       314.3      5.28       1.11           5.99           15.0
OTD934     651569.8    4767673.0       299.9      4.13       1.42           5.03           15.0
OTD934     651562.9    4767674.0       276.5      2.06       0.99           2.69           10.0
OTD934     651551.2    4767677.5       235.7      1.46       0.44           1.74           15.0
OTD934     651547.1    4767678.0       221.3      1.48       0.56           1.84           15.0
OTD934     651543.4    4767679.0       208.4      1.09       0.34           1.30           12.0

DHID         EAST        NORTH      ELEVATION    CU (%)    AU (G/T)    CU_EQUIV. (%)    LENGTH (M)
-------    --------    ---------    ---------    ------    --------    -------------    ----------
OTD934     651539.7    4767680.0      195.4       2.66       1.40           3.56           15.0
OTD934     651535.6    4767681.0      181.0       2.14       0.76           2.62           15.0
OTD934     651531.6    4767682.0      166.6       2.33       1.43           3.24           15.0
OTD934     651527.5    4767683.5      152.2       3.36       2.05           4.66           15.0
OTD934     651523.5    4767684.5      137.8       4.34       2.91           6.19           15.0
OTD934     651519.5    4767685.5      123.4       3.25       2.66           4.94           15.0
OTD934     651479.8    4767695.0      -24.0       1.70       0.85           2.24           10.0
OTD939     651574.3    4767828.5      196.5       1.81       1.96           3.06           16.0
OTD957     651791.8    4766829.5      283.6       3.74       0.18           3.85           15.0
OTD957     651790.6    4766825.0      269.3       4.05       0.31           4.24           15.0
OTD957     651789.4    4766820.5      253.0       3.58       0.27           3.75           15.0
OTD957     651788.2    4766816.0      238.7       4.41       0.74           4.88           15.0
OTD957     651786.9    4766812.0      224.4       2.84       0.19           2.96           15.0
OTD957     651785.6    4766807.5      210.1       3.50       0.34           3.72           15.0
OTD957     651784.3    4766803.5      195.8       4.95       0.44           5.23           15.0
OTD957     651782.9    4766799.0      181.6       2.26       0.22           2.40           15.0
OTD957     651781.5    4766794.5      167.4       2.93       0.65           3.34           15.0
OTD957     651780.0    4766790.0      153.1       4.06       0.70           4.51           15.0
OTD957     651778.5    4766785.5      138.9       4.28       1.11           4.99           15.0
OTD957     651777.0    4766781.0      124.7       3.76       1.12           4.47           15.0
OTD957     651775.5    4766776.5      110.4       3.11       0.38           3.35           15.0
OTD957     651774.1    4766772.0       96.2       3.96       0.64           4.37           15.0
OTD957     651772.6    4766767.5       82.0       3.89       0.20           4.01           15.0
OTD957     651771.2    4766762.5       67.8       2.47       0.16           2.57           15.0
OTD957     651769.5    4766757.5       51.6       1.15       0.21           1.28           15.0
OTD957     651768.2    4766753.5       39.3       1.27       0.25           1.43           11.0
OTD958     651571.0    4767206.0      289.5       1.05       0.04           1.07           15.0
OTD958     651567.1    4767206.0      275.0       1.51       0.04           1.53           15.0
OTD958     651563.1    4767205.5      260.5       1.56       0.03           1.58           15.0
OTD958     651559.3    4767206.0      246.0       1.61       0.05           1.64           15.0
OTD958     651555.3    4767206.0      231.6       1.39       0.05           1.42           15.0
OTD958     651549.4    4767206.0      210.4       2.28       1.11           2.99           15.0
OTD958     651545.5    4767206.0      195.9       3.47       2.24           4.90           15.0
OTD958     651519.9    4767206.5      100.3        .58       0.19           1.70           16.0
OTD958     651512.8    4767206.5       73.6        .41       0.14           1.50           15.2
OTD958A    651544.2    4767205.0      360.5        .74       0.13           1.82           15.0
OTD958A    651537.9    4767205.5      346.9        .58       0.07           1.62           15.0
OTD958A    651531.5    4767205.5      333.3        .68       0.04           1.71           15.0
OTD958A    651525.1    4767206.0      319.7        .57       0.03           1.59           15.0
OTD958A    651518.8    4767206.5      306.1        .03       0.06           1.07           15.0
OTD958A    651511.3    4767207.0      289.8       2.57       0.56           2.93           15.0
OTD958A    651505.5    4767207.5      277.1       2.24       1.13           2.96           13.0
OTD958A    651492.1    4767208.5      248.0       0.95       0.40           1.21            9.0
OTD958A    651479.7    4767210.0      220.7       1.31       0.16           1.41           15.0
OTD958A    651473.5    4767210.0      207.1       1.32       0.14           1.41           15.0
OTD958A    651467.3    4767210.5      193.4       0.97       0.23           1.12           15.0
OTD958A    651443.3    4767211.0      140.6       1.42       0.12           1.49           15.0
OTD958A    651437.2    4767211.5      126.9       1.58       0.14           1.67           15.0
OTD958A    651431.1    4767211.5      113.3       2.13       0.32           2.33           15.0
OTD958A    651425.0    4767211.5       99.6       2.20       0.22           2.34           15.0
OTD958A    651418.8    4767211.5       85.9       2.19       0.25           2.35           15.0
OTD958A    651412.6    4767211.0       72.2       1.71       0.18           1.82           15.0
OTD958A    651406.5    4767211.0       58.5       1.68       0.16           1.78           15.0
OTD958A    651400.8    4767211.0       45.7       1.30       0.17           1.41           13.0
OTD958A    651386.9    4767211.0       14.7       1.30       0.18           1.41           15.0
OTD958A    651374.6    4767211.0      -12.7       1.39       0.21           1.53           15.0
OTD958A    651368.6    4767211.5      -26.4       1.67       0.27           1.85           15.0

DHID         EAST        NORTH      ELEVATION    CU (%)    AU (G/T)    CU_EQUIV. (%)    LENGTH (M)
-------    --------    ---------    ---------    ------    --------    -------------    ----------
OTD958A    651362.4    4767212.0       -40.1      1.41       0.50           1.73           15.0
OTD958A    651356.3    4767212.0       -53.8      1.75       0.98           2.38           15.0
OTD958A    651350.2    4767212.5       -67.5      1.13       0.52           1.46           15.0
OTD958A    651344.1    4767212.5       -81.2      1.41       0.69           1.85           15.0
OTD958A    651338.1    4767212.5       -94.9      1.32       0.73           1.78           15.0
OTD958A    651332.0    4767212.5      -108.6      1.35       1.03           2.01           15.0
OTD958A    651319.7    4767213.0      -136.0      1.31       0.42           1.58           15.0
OTD958A    651310.1    4767213.5      -157.3      1.35       0.82           1.87           16.8
OTD958C    651479.8    4767202.0       357.7      1.54       0.22           1.68           15.0
OTD958C    651411.5    4767207.5       250.8      0.93       0.12           1.01           15.0
OTD960     651579.0    4767334.0       394.4      1.15       0.04           1.18           15.0
OTD960     651556.8    4767333.0       355.2      1.55       0.04           1.58           15.0
OTD960     651549.4    4767332.5       342.2      1.03       0.05           1.06           15.0
OTD960     651542.0    4767332.0       329.1      1.14       0.03           1.16           15.0
OTD960     651536.3    4767332.0       319.1      1.76       0.13           1.84            8.0
OTD960     651531.4    4767332.0       310.4      3.15       0.30           3.34           12.0
OTD960     651524.7    4767332.0       298.7      2.55       0.51           2.88           15.0
OTD960     651517.3    4767332.0       285.7      4.08       1.68           5.15           15.0
OTD960     651510.1    4767332.0       273.1      3.16       1.80           4.31           14.0
OTD960     651448.2    4767333.0       165.0      1.90       0.16           2.01           15.0
OTD960     651440.7    4767333.5       152.1      1.51       0.14           1.59           15.0
OTD960     651433.1    4767334.0       139.1      1.14       0.11           1.21           15.0
OTD960     651425.6    4767334.5       126.2      1.14       0.11           1.21           15.0
OTD960     651418.1    4767335.5       113.2      1.09       0.13           1.17           15.0
OTD960     651395.1    4767337.0        74.6      1.08       0.12           1.15           15.0
OTD960     651388.3    4767338.5        63.0      1.02       0.23           1.16           12.0
OTD960B    651566.5    4767355.5       414.0      1.02       0.06           1.06           15.0
OTD960B    651558.1    4767356.5       401.5      1.35       0.07           1.40           15.0
OTD960B    651545.2    4767358.0       382.5      1.06       0.03           1.08           16.0
OTD960B    651536.2    4767358.5       369.4      2.62       0.35           2.85           16.0
OTD960B    651531.7    4767359.0       362.8      4.29       0.93           4.89           15.0
OTD960B    651523.3    4767360.0       350.4      3.92       0.82           4.45           15.0
OTD960B    651514.8    4767361.5       338.1      2.06       0.45           2.35           15.0
OTD960B    651506.2    4767362.5       325.8      4.86       1.84           6.03           15.0
OTD960B    651497.6    4767364.0       313.6      4.39       1.93           5.62           15.0
OTD960B    651394.7    4767390.0       169.0      0.93       0.24           1.08           10.0
OTD963     651738.0    4767828.0       206.5      1.53       0.09           1.59           15.0
OTD963     651731.1    4767831.0       193.4      1.07       0.13           1.15           15.0
OTD963     651724.3    4767833.5       180.3      2.04       0.48           2.35           15.0
OTD963     651717.5    4767836.0       167.2      2.09       0.34           2.30           15.0
OTD963     651710.6    4767838.5       154.1      4.66       0.67           5.09           15.0
OTD963     651703.8    4767841.0       141.0      3.63       0.62           4.03           15.0
OTD963     651693.4    4767845.0       121.0      3.93       0.88           4.49           16.0
OTD963     651689.7    4767846.5       114.0      3.14       0.85           3.68           15.0
OTD963     651679.8    4767850.5        94.8      4.78       1.19           5.54           15.0
OTD963     651673.0    4767853.5        81.6      5.78       1.45           6.71           15.0
OTD963     651666.3    4767856.0        68.5      6.39       1.76           7.52           15.0
OTD963     651660.5    4767858.5        57.2      3.66       1.32           4.51           11.0
OTD963     651652.0    4767861.5        40.5      4.37       2.03           5.67           15.0
OTD963     651645.3    4767864.5        27.4      3.14       1.97           4.39           15.0
OTD963     651638.8    4767868.5        14.3      3.15       1.74           4.26           15.0
OTD963     651632.1    4767871.0         1.2      3.09       2.03           4.38           15.0
OTD963     651626.1    4767873.5       -10.6      1.50       1.08           2.19           12.0
OTD963     651613.8    4767879.0       -34.5      1.30       0.48           1.61           15.0
OTD963     651607.0    4767882.0       -47.6      1.29       0.40           1.55           15.0
OTD963A    651795.1    4767804.5       156.1      1.10       0.04           1.12           15.0
OTD963A    651790.4    4767805.0       141.8      1.02       0.04           1.04           15.0

DHID         EAST        NORTH      ELEVATION    CU (%)    AU (G/T)    CU_EQUIV. (%)    LENGTH (M)
-------    --------    ---------    ---------    ------    --------    -------------    ----------
OTD963A    651785.7    4767805.0       127.6      1.08       0.05           1.11           15.0
OTD963A    651781.0    4767806.0       113.4      1.38       0.07           1.43           15.0
OTD963A    651776.3    4767806.5        99.1      1.20       0.07           1.24           15.0
OTD963A    651766.6    4767808.0        70.8      1.84       0.14           1.92           15.0
OTD963A    651761.7    4767809.0        56.7      2.58       0.21           2.71           15.0
OTD963A    651756.6    4767810.0        42.6      2.50       0.26           2.67           15.0
OTD963A    651751.6    4767810.5        28.5      3.73       0.36           3.96           15.0
OTD963A    651746.5    4767812.0        14.4      3.80       0.51           4.12           15.0
OTD963A    651740.5    4767813.0        -2.5      3.13       0.44           3.41           15.0
OTD963A    651735.5    4767814.0       -16.6      4.10       0.51           4.42           15.0
OTD963A    651730.5    4767815.5       -30.8      4.53       0.56           4.88           15.0
OTD963A    651725.6    4767816.5       -44.9      3.76       0.42           4.03           15.0
OTD963A    651720.8    4767818.0       -59.0      4.53       0.59           4.91           15.0
OTD963A    651716.0    4767819.5       -73.2      2.79       0.43           3.07           15.0
OTD963A    651710.6    4767821.5       -89.2      2.64       1.02           3.29           15.0
OTD963A    651706.0    4767822.5      -103.4      2.89       0.88           3.45           15.0
OTD963A    651701.2    4767824.0      -117.6      2.38       0.66           2.80           15.0
OTD963A    651696.5    4767825.5      -131.8      1.84       0.47           2.14           15.0
OTD963A    651692.1    4767827.0      -146.0      1.29       0.33           1.50           15.0
OTD963A    651687.7    4767829.0      -160.2      1.20       0.29           1.38           15.0
OTD963A    651683.3    4767830.5      -174.5      1.49       0.51           1.81           15.0
OTD963B    651701.0    4767772.0       204.9      1.16       0.05           1.19           15.0
OTD963B    651693.7    4767771.0       191.8      1.37       0.09           1.43           15.0
OTD963B    651686.5    4767770.5       178.7      1.61       0.14           1.70           15.0
OTD963B    651679.1    4767770.0       165.6      3.00       0.27           3.17           15.0
OTD963B    651671.9    4767769.5       152.5      4.47       0.38           4.71           15.0
OTD963B    651664.6    4767769.5       139.4      3.46       0.40           3.71           15.0
OTD963B    651657.3    4767769.0       126.3      2.93       0.39           3.18           15.0
OTD963B    651647.5    4767768.5       108.8      5.42       0.53           5.76           15.0
OTD963B    651640.1    4767768.5        95.8      5.42       0.78           5.92           15.0
OTD963B    651634.0    4767768.5        84.9      2.52       0.58           2.89           10.0
OTD963B    651626.8    4767768.5        72.3      5.54       1.80           6.68           15.0
OTD963B    651619.3    4767768.0        59.3      4.31       1.28           5.12           15.0
OTD963B    651611.8    4767767.5        46.3      4.22       1.92           5.44           15.0
OTD963B    651604.1    4767767.5        33.4      4.54       2.22           5.95           15.0
OTD963B    651596.5    4767767.5        20.6      4.53       2.42           6.08           15.0
OTD963B    651588.6    4767768.5         7.8      4.06       2.05           5.37           15.0
OTD963B    651580.7    4767769.0        -5.0      3.48       2.20           4.88           15.0
OTD963B    651572.8    4767770.0       -17.7      2.86       1.52           3.83           15.0
OTD963B    651564.8    4767771.0       -30.4      3.34       1.80           4.49           15.0
OTD963B    651556.9    4767772.0       -43.0      2.92       1.45           3.85           15.0
OTD963B    651548.9    4767773.5       -55.7      1.34       0.81           1.85           15.0
OTD963B    651540.9    4767774.5       -68.3      1.01       0.77           1.50           15.0
OTD963B    651503.2    4767781.0      -127.6      0.84       0.47           1.14           10.0
OTD963C    651758.3    4767781.0       181.1      1.15       0.02           1.16           15.0
OTD963C    651744.6    4767782.5       146.7      1.56       0.19           1.68           15.0
OTD963C    651739.0    4767783.0       132.8      1.15       0.07           1.19           15.0
OTD963C    651733.3    4767783.0       118.9      1.11       0.13           1.19           15.0
OTD963C    651727.7    4767783.5       105.0      3.08       0.23           3.23           15.0
OTD963C    651722.1    4767784.5        91.1      3.31       0.38           3.55           15.0
OTD963C    651716.6    4767785.0        77.2      3.35       0.48           3.66           15.0
OTD963C    651711.0    4767785.5        63.3      3.98       0.39           4.22           15.0
OTD963C    651706.6    4767786.0        52.1      2.33       0.55           2.68            9.0
OTD963C    651702.2    4767786.5        41.0      2.80       0.69           3.24           15.0
OTD963C    651696.7    4767787.5        27.0      3.47       0.70           3.91           15.0
OTD963C    651691.4    4767788.5        13.1      3.68       0.87           4.23           15.0
OTD963C    651686.0    4767790.0        -0.9      3.91       1.47           4.85           15.0

DHID         EAST        NORTH      ELEVATION    CU (%)    AU (G/T)    CU_EQUIV. (%)    LENGTH (M)
-------    --------    ---------    ---------    ------    --------    -------------    ----------
OTD963C    651680.8    4767791.0       -14.9      3.26       1.43           4.17           15.0
OTD963C    651675.5    4767792.0       -28.9      5.00       2.12           6.35           15.0
OTD963C    651670.3    4767793.0       -42.9      4.45       2.31           5.92           15.0
OTD963C    651665.1    4767794.0       -56.9      3.43       1.36           4.30           15.0
OTD963C    651659.9    4767795.5       -71.0      2.24       0.63           2.64           15.0
OTD963C    651654.8    4767797.0       -85.0      2.90       1.17           3.64           15.0
OTD963C    651647.5    4767798.5      -104.6      1.43       1.04           2.10           15.0
OTD963C    651642.4    4767800.0      -118.6      0.76       0.67           1.18           15.0
OTD963C    651637.3    4767801.5      -132.7      0.69       0.52           1.02           15.0
OTD967     651772.6    4766950.0       214.4      1.86       0.24           2.01           15.0
OTD967     651769.2    4766950.0       199.8      1.87       0.15           1.97           15.0
OTD967     651765.8    4766950.5       185.2      1.23       0.11           1.30           15.0
OTD967     651762.4    4766950.5       170.6      2.92       0.39           3.17           15.0
OTD967     651759.1    4766951.0       156.0      3.65       0.55           4.00           15.0
OTD967     651755.7    4766951.5       141.3      3.78       0.58           4.15           15.0
OTD967     651752.3    4766951.5       126.7      4.15       0.87           4.71           15.0
OTD967     651749.0    4766951.5       112.1      3.88       0.72           4.34           15.0
OTD967     651745.6    4766952.0        97.5      4.12       0.54           4.46           15.0
OTD967     651740.6    4766952.5        76.1      1.47       0.15           1.56           15.0
OTD967     651737.2    4766952.5        61.4      1.99       0.15           2.09           15.0
OTD967     651733.8    4766953.0        46.8      1.55       0.29           1.74           15.0
OTD967     651730.4    4766953.5        32.2      2.23       0.29           2.41           15.0
OTD967     651727.0    4766953.5        17.6      1.56       0.34           1.77           15.0
OTD967     651723.5    4766953.5         3.0      1.60       0.20           1.72           15.0
OTD967     651720.2    4766954.0       -10.8      1.43       0.26           1.59           13.5
OTD967C    651819.1    4766959.5        68.6      4.03       0.13           4.11           15.0
OTD967C    651817.3    4766959.5        53.7      4.68       0.15           4.77           15.0
OTD967C    651815.5    4766960.0        38.8      5.08       0.26           5.25           15.0
OTD967C    651813.6    4766960.5        23.9      3.89       0.25           4.05           15.0
OTD967C    651811.9    4766960.5         9.5      3.55       0.39           3.80           14.0
OTD967C    651810.1    4766960.5        -4.9      2.42       0.20           2.54           15.0
OTD967C    651808.3    4766961.0       -19.8      2.26       0.28           2.44           15.0
OTD967C    651806.5    4766961.0       -34.7      1.91       0.22           2.05           15.0
OTD967C    651804.6    4766961.5       -49.5      1.20       0.12           1.28           15.0
OTD967C    651802.8    4766961.5       -64.4      1.87       0.13           1.96           15.0
OTD967C    651801.0    4766962.0       -79.3      1.57       0.12           1.64           15.0
OTD967C    651799.1    4766962.0       -94.2      1.44       0.15           1.54           15.0
OTD967C    651797.1    4766962.5      -109.1      1.31       0.17           1.42           15.0
OTD968A    651857.9    4766656.0       148.2      1.32       0.02           1.34           15.0
OTD968A    651855.6    4766656.0       133.4      1.17       0.02           1.18           15.0
OTD968A    651853.2    4766656.0       118.6      1.19       0.03           1.21           15.0
OTD968A    651851.0    4766655.5       104.7      1.73       0.06           1.77           13.0
OTD968A    651848.8    4766655.5        90.9      2.57       0.12           2.65           15.0
OTD968A    651846.6    4766655.0        77.1      1.50       0.07           1.55           13.0
OTD968A    651841.7    4766654.5        45.5      0.97       0.21           1.10           15.0
OTD970     651579.1    4767613.0       321.6      2.71       0.24           2.86           15.0
OTD970     651569.7    4767614.0       306.4      5.36       1.66           6.41           15.0
OTD970     651561.7    4767615.5       293.8      3.30       0.99           3.93           15.0
OTD970     651553.6    4767617.0       281.2      3.37       1.08           4.06           15.0
OTD970     651545.4    4767618.5       268.7      3.38       0.87           3.93           15.0
OTD970     651537.1    4767620.0       256.3      2.45       0.95           3.05           15.0
OTD970     651529.9    4767621.5       245.6      0.94       0.27           1.11           11.0
OTD970     651522.6    4767623.0       234.9      4.47       2.68           6.18           15.0
OTD970     651514.2    4767624.5       222.6      1.90       1.49           2.85           15.0
OTD970     651407.3    4767646.0        80.7      1.01       0.14           1.10           16.0
OTD970A    651635.0    4767614.5       264.9      1.47       0.07           1.52           15.0
OTD970A    651629.6    4767615.0       250.9      2.17       0.09           2.23           15.0

DHID         EAST        NORTH      ELEVATION    CU (%)    AU (G/T)    CU_EQUIV. (%)    LENGTH (M)
-------    --------    ---------    ---------    ------    --------    -------------    ----------
OTD970A    651624.3    4767616.5       236.9      2.54       0.20           2.66           15.0
OTD970A    651618.8    4767617.5       223.0      4.37       0.41           4.63           15.0
OTD970A    651614.3    4767618.0       211.3      6.93       1.24           7.72           10.0
OTD970A    651609.8    4767619.0       199.7      4.63       0.97           5.25           15.0
OTD970A    651604.3    4767619.5       185.8      6.83       1.78           7.97           15.0
OTD970A    651598.8    4767620.5       171.9      6.11       1.61           7.13           15.0
OTD970A    651593.2    4767621.5       158.0      5.41       1.52           6.38           15.0
OTD970A    651587.5    4767622.5       144.1      3.46       1.00           4.10           15.0
OTD970A    651582.0    4767624.0       130.2      3.58       1.00           4.21           15.0
OTD970A    651576.2    4767625.0       116.4      3.97       1.69           5.05           15.0
OTD970A    651570.5    4767626.0       102.6      2.58       0.78           3.08           15.0
OTD970A    651564.7    4767627.0        88.8      2.77       1.54           3.75           15.0
OTD970A    651559.6    4767628.0        76.8      2.52       1.57           3.52           11.0
OTD970A    651555.1    4767628.0        66.3      1.51       1.35           2.37           12.0
OTD970A    651549.8    4767629.0        53.9      1.62       1.16           2.36           15.0
OTD970A    651542.5    4767630.0        37.5      2.53       1.85           3.71           15.0
OTD970A    651480.9    4767641.0       -94.4      1.84       0.75           2.32           15.0
OTD970A    651474.5    4767642.0      -107.9      0.86       0.22           1.00           15.0
OTD970A    651467.9    4767643.5      -121.4      1.23       0.61           1.62           15.0
OTD970A    651462.1    4767644.5      -133.3      2.03       0.57           2.39           11.6
OTD970B    651687.3    4767629.0       233.0      1.09       0.06           1.12           14.0
OTD970B    651683.9    4767630.0       219.0      1.43       0.10           1.49           15.0
OTD970B    651680.5    4767631.0       204.4      1.53       0.17           1.63           15.0
OTD970B    651677.0    4767631.5       189.8      3.08       0.32           3.29           15.0
OTD970B    651673.6    4767632.5       175.3      5.82       0.70           6.27           15.0
OTD970B    651670.2    4767633.5       160.7      4.43       0.54           4.78           15.0
OTD970B    651666.9    4767634.5       146.1      3.95       0.57           4.31           15.0
OTD970B    651663.6    4767635.5       131.5      3.84       0.36           4.06           15.0
OTD970B    651660.3    4767636.5       116.9      4.91       0.48           5.21           15.0
OTD970B    651657.0    4767638.0       102.3      5.27       0.70           5.72           15.0
OTD970B    651653.6    4767638.5        87.7      3.56       1.27           4.37           15.0
OTD970B    651650.4    4767639.5        73.1      4.06       1.34           4.91           15.0
OTD970B    651647.2    4767641.0        58.5      3.83       0.70           4.27           15.0
OTD970B    651644.0    4767642.5        43.9      4.19       0.89           4.76           15.0
OTD970B    651641.2    4767643.5        31.2      4.60       0.86           5.15           11.0
OTD970B    651638.4    4767644.5        18.6      3.65       0.98           4.28           15.0
OTD970B    651635.2    4767645.5         4.0      2.45       0.62           2.84           15.0
OTD970B    651632.0    4767647.5       -10.6      3.03       0.76           3.51           15.0
OTD970B    651629.0    4767648.5       -25.2      3.02       0.68           3.46           15.0
OTD970B    651625.8    4767650.0       -39.8      2.64       0.76           3.13           15.0
OTD970B    651622.8    4767651.5       -54.5      1.88       0.91           2.46           15.0
OTD970B    651619.8    4767653.0       -69.1      2.53       0.79           3.03           15.0
OTD970B    651616.8    4767654.5       -83.7      2.36       0.58           2.73           15.0
OTD970B    651613.8    4767656.0       -98.3      2.13       0.43           2.40           15.0
OTD970B    651610.8    4767657.5      -112.9      1.43       0.63           1.83            9.2
OTD971A    651739.2    4767134.0       122.1      1.89       0.03           1.91           15.0
OTD971A    651734.5    4767134.0       107.8      1.23       0.03           1.25           15.0
OTD971A    651729.8    4767134.5        93.6      1.52       0.23           1.67           15.0
OTD971A    651725.1    4767135.0        79.3      1.42       0.06           1.46           15.0
OTD971A    651720.9    4767135.0        66.5      1.92       0.09           1.98           12.0
OTD971A    651716.7    4767135.5        53.7      6.32       2.00           7.59           15.0
OTD971A    651712.0    4767135.5        39.4      5.17       1.37           6.04           15.0
OTD971A    651707.5    4767136.0        25.2      2.48       0.70           2.93           15.0
OTD971A    651702.8    4767136.5        10.9      2.49       0.77           2.98           15.0
OTD971A    651698.2    4767136.5        -3.4      2.08       0.52           2.41           15.0
OTD971A    651693.6    4767137.0       -17.6      4.39       1.10           5.09           15.0
OTD971A    651689.0    4767137.5       -31.9      3.72       0.65           4.14           15.0

DHID         EAST        NORTH      ELEVATION    CU (%)    AU (G/T)    CU_EQUIV. (%)    LENGTH (M)
-------    --------    ---------    ---------    ------    --------    -------------    ----------
OTD971A    651684.4    4767138.0       -46.2      1.75       0.37           1.98           15.0
OTD971A    651679.8    4767139.0       -60.5      2.99       0.84           3.53           15.0
OTD971A    651675.3    4767139.5       -74.7      2.74       0.81           3.26           15.0
OTD971A    651670.6    4767140.0       -89.0      2.58       0.67           3.01           15.0
OTD971A    651666.1    4767140.5      -103.3      2.16       0.49           2.48           15.0
OTD971A    651661.7    4767141.0      -117.6      1.73       0.38           1.98           15.0
OTD971A    651645.0    4767144.5      -170.9      1.03       0.31           1.22           15.0
OTD971A    651640.3    4767145.5      -185.2      0.81       0.37           1.05           15.0
OTD971A    651630.0    4767147.5      -217.0      1.00       0.39           1.25           12.0
OTD971A    651623.2    4767149.0      -237.3      0.92       0.48           1.22           16.0
OTD971B    651608.8    4767129.0       223.1      2.82       0.52           3.15           15.0
OTD971B    651600.6    4767129.0       210.5      3.07       0.69           3.51           15.0
OTD971B    651588.1    4767128.5       191.3      3.83       1.50           4.78           16.0
OTD971B    651575.9    4767128.5       173.0      1.49       0.23           1.63           15.0
OTD971B    651567.5    4767128.0       160.5      1.12       0.15           1.21           15.0
OTD971B    651559.9    4767128.0       149.4      1.29       0.18           1.41           12.0
OTD971B    651547.6    4767128.0       131.7      1.01       0.39           1.25           15.0
OTD971B    651534.8    4767128.0       113.3      1.09       0.19           1.21            8.0
OTD971B    651462.6    4767130.0        15.6      1.65       0.28           1.82           15.0
OTD971B    651453.5    4767130.5         3.7      1.05       0.12           1.12           15.0
OTD971B    651444.1    4767131.5        -8.0      1.37       0.13           1.45           15.0
OTD971B    651434.8    4767132.5       -19.7      1.20       0.18           1.32           15.0
OTD971B    651425.4    4767133.0       -31.3      1.28       0.20           1.40           15.0
OTD971B    651415.7    4767134.0       -42.8      0.99       0.27           1.16           15.0
OTD971B    651406.1    4767135.0       -54.2      1.43       0.36           1.66           15.0
OTD971B    651396.5    4767136.0       -65.7      1.76       0.51           2.08           15.0
OTD971B    651386.5    4767137.5       -76.8      1.65       0.44           1.93           15.0
OTD971B    651376.6    4767139.0       -88.0      1.25       0.63           1.65           15.0
OTD971B    651366.5    4767140.0       -99.0      0.87       0.73           1.34           15.0
OTD971B    651346.3    4767144.0      -120.8      0.70       0.54           1.05           15.0
OTD971B    651335.9    4767146.0      -131.4      1.20       0.90           1.78           15.0
OTD971B    651325.5    4767148.0      -142.1      0.84       0.47           1.13           15.0
OTD971B    651315.0    4767150.5      -152.5      1.05       0.33           1.26           15.0
OTD971B    651304.3    4767153.0      -162.8      0.89       0.42           1.16           15.0
OTD971B    651293.8    4767155.5      -173.1      1.13       1.25           1.93           15.0
OTD972     651626.9    4767305.0       278.9      1.51       0.04           1.53           15.0
OTD972     651619.8    4767303.0       265.8      1.20       0.04           1.23           15.0
OTD972     651612.8    4767301.0       252.7      1.43       0.04           1.45           15.0
OTD972     651605.8    4767299.5       239.5      1.74       0.05           1.77           15.0
OTD972     651598.7    4767297.5       226.4      1.71       0.07           1.75           15.0
OTD972     651591.6    4767296.5       213.3      2.11       0.09           2.16           15.0
OTD972     651584.6    4767294.5       200.1      2.64       0.13           2.73           15.0
OTD972     651577.5    4767293.0       187.0      2.54       0.08           2.59           15.0
OTD972     651570.4    4767291.5       173.9      2.60       0.13           2.68           15.0
OTD972     651562.3    4767290.0       159.0      3.50       0.83           4.03           15.0
OTD972     651555.7    4767289.0       146.7      3.58       1.94           4.81           13.0
OTD972     651495.8    4767279.0        38.6      1.35       0.23           1.49           15.0
OTD972     651488.5    4767278.0        25.5      1.80       0.27           1.97           15.0
OTD972     651481.2    4767277.5        12.5      1.73       0.26           1.90           15.0
OTD972     651473.8    4767277.0        -0.6      2.10       0.35           2.32           15.0
OTD972     651462.5    4767275.5       -20.6      1.96       0.24           2.11           16.0
OTD972     651457.6    4767275.0       -29.3      1.55       0.29           1.73           15.0
OTD972     651450.3    4767274.0       -42.4      1.19       0.32           1.40           15.0
OTD972     651443.0    4767273.5       -55.4      1.51       0.33           1.72           15.0
OTD972     651435.7    4767273.0       -68.5      1.60       0.35           1.83           15.0
OTD972     651428.4    4767273.0       -81.6      1.69       0.33           1.90           15.0
OTD972     651421.1    4767272.5       -94.7      1.38       0.31           1.58           15.0

DHID           EAST        NORTH      ELEVATION    CU (%)    AU (G/T)    CU_EQUIV. (%)    LENGTH (M)
-------      --------    ---------    ---------    ------    --------    -------------    ----------
OTD972       651414.0    4767272.0      -107.5      1.37       0.58           1.73           14.2
OTD973       651579.5    4767061.0       310.1      3.95       1.05           4.62           15.0
OTD973       651575.8    4767062.0       295.5      4.52       1.79           5.66           15.0
OTD973       651572.3    4767062.5       280.9      4.93       1.19           5.69           15.0
OTD973       651568.7    4767063.0       266.4      3.75       0.78           4.25           15.0
OTD973       651566.0    4767063.5       255.2      4.01       2.06           5.32            8.0
OTD973       651563.7    4767064.0       245.5      3.44       1.40           4.34           12.0
OTD973       651553.5    4767065.5       203.2      1.08       0.14           1.17           15.0
OTD976       651830.6    4767937.5       169.6      1.39       0.09           1.45           15.0
OTD976       651825.0    4767938.0       155.7      1.16       0.06           1.19           15.0
OTD976       651819.4    4767938.5       141.9      1.13       0.11           1.20           15.0
OTD976       651813.8    4767939.5       128.0      1.31       0.17           1.42           15.0
OTD976       651802.5    4767940.5       100.2      2.39       0.44           2.67           15.0
OTD976       651796.8    4767941.0        86.3      3.65       0.49           3.96           15.0
OTD976       651791.2    4767942.0        72.4      3.53       0.55           3.88           15.0
OTD976       651786.5    4767942.5        60.8      4.44       1.06           5.12           10.0
OTD976       651781.8    4767942.5        49.2      4.02       1.20           4.78           15.0
OTD976       651776.3    4767943.5        35.3      4.18       1.47           5.12           15.0
OTD976       651770.7    4767943.5        21.4      2.82       0.83           3.34           15.0
OTD976       651765.1    4767944.5         7.5      2.85       0.71           3.30           15.0
OTD976       651759.6    4767945.0        -6.5      3.31       1.02           3.96           15.0
OTD976       651754.0    4767946.0       -20.4      3.37       1.59           4.38           15.0
OTD976       651748.5    4767946.5       -34.3      3.80       1.62           4.83           15.0
OTD976       651743.0    4767947.0       -48.3      4.01       1.97           5.26           15.0
OTD976       651737.6    4767947.5       -62.3      5.00       2.64           6.68           15.0
OTD976       651732.3    4767948.0       -76.2      4.89       3.91           7.38           15.0
OTD976       651726.8    4767948.5       -90.2      3.88       2.29           5.34           15.0
OTD976       651721.4    4767949.0      -104.2      2.53       1.78           3.66           15.0
OTD976       651716.0    4767949.5      -118.2      2.46       1.67           3.53           15.0
OTD976       651711.6    4767950.0      -129.3      2.05       1.38           2.93            9.0
OTD979       651783.5    4767314.5       -33.1      1.34       0.06           1.38           15.0
OTD979       651777.6    4767315.5       -59.4      1.63       0.07           1.67            9.0
OTD979       651775.0    4767316.0       -71.1      2.87       0.04           2.89           15.0
OTD979       651771.7    4767317.0       -85.8      1.86       0.05           1.90           13.0
OTD979       651765.0    4767317.5      -115.0      3.44       0.11           3.51           15.0
OTD979       651761.5    4767318.5      -129.6      3.98       0.09           4.03           15.0
OTD979       651758.1    4767319.5      -144.2      4.33       0.16           4.43           15.0
OTD979       651754.6    4767320.0      -158.7      5.81       0.20           5.93           15.0
OTD979       651751.2    4767320.5      -173.3      6.53       0.19           6.65           15.0
OTD979       651748.3    4767321.5      -185.5      3.16       0.37           3.40           10.0
OTRCD352     651653.1    4766244.5       601.2      1.02       0.02           1.03            8.0
OTRCD352     651650.3    4766247.0       591.9      1.67       0.12           1.75           12.2
OTRCD352A    651650.0    4766247.5       590.6      1.90       0.09           1.96           15.0
OTRCD352A    651645.8    4766251.5       576.8      1.32       0.10           1.38           15.0
OTRCD352A    651641.7    4766256.0       563.0      2.16       0.17           2.26           15.0
OTRCD352A    651637.6    4766260.5       549.2      1.51       0.11           1.58           15.0
OTRCD352A    651633.6    4766264.5       535.4      1.36       0.07           1.40           15.0
OTRCD352A    651629.6    4766269.0       521.5      1.47       0.07           1.51           15.0
OTRCD352A    651618.5    4766282.0       480.1      1.06       0.06           1.09           15.0
OTRCD352A    651613.0    4766288.5       459.9      0.93       0.21           1.06           15.0
OTRCD352A    651609.3    4766293.0       446.1      0.80       0.33           1.01           15.0
OTRCD352A    651605.5    4766297.5       432.3      0.74       0.68           1.18           15.0
OTRCD352A    651601.7    4766302.0       418.4      0.89       0.26           1.06           15.0
OTD923       651678.3    4766907.0       465.4      1.36       0.09           1.42           15.0
OTD923       651676.9    4766899.0       452.8      2.23       0.18           2.34           15.0
OTD923       651675.2    4766891.0       440.2      1.80       0.14           1.89           15.0
OTD923       651673.6    4766883.0       427.6      2.30       0.37           2.54           15.0

DHID         EAST        NORTH      ELEVATION    CU (%)    AU (G/T)    CU_EQUIV. (%)    LENGTH (M)
-------    --------    ---------    ---------    ------    --------    -------------    ----------
OTD923     651671.3    4766875.0       415.1      3.91       0.69           4.35           15.0
OTD923     651669.0    4766867.0       402.6      2.46       0.58           2.83           15.0
OTD923     651666.6    4766859.0       390.1      3.54       0.19           3.66           15.0
OTD923     651664.1    4766851.0       377.7      2.51       0.16           2.61           15.0
OTD923     651661.7    4766843.0       365.2      2.45       0.16           2.56           15.0
OTD923     651659.2    4766835.0       352.7      2.44       0.12           2.51           15.0
OTD923     651656.5    4766827.0       340.3      1.84       0.15           1.93           15.0
OTD923     651653.6    4766819.0       328.0      1.64       0.12           1.72           15.0
OTD923     651651.3    4766812.5       318.6      1.99       0.25           2.15            8.0
OTD923     651647.8    4766803.0       303.8      2.19       0.09           2.24           12.0
OTD923     651645.1    4766796.0       292.7      2.26       0.11           2.33           15.0
OTD923     651642.0    4766788.0       280.4      1.89       0.11           1.96           15.0
OTD923     651638.7    4766779.5       268.2      1.76       0.07           1.80           12.0
OTD923     651612.1    4766723.5       183.8      1.00       0.19           1.12           10.3
OTD963E    651840.8    4767806.0        59.4      1.15       0.03           1.16           15.0
OTD963E    651835.1    4767806.0        33.0      0.97       0.06           1.00           15.0
OTD963E    651832.1    4767806.0        18.3      1.11       0.03           1.13           15.0
OTD963E    651829.0    4767806.0         3.7      1.16       0.05           1.19           15.0
OTD963E    651825.8    4767806.0       -11.0      1.44       0.05           1.47           15.0
OTD963E    651819.6    4767806.0       -40.4      1.09       0.03           1.11           15.0
OTD963E    651816.5    4767806.0       -55.0      1.22       0.06           1.26           15.0
OTD963E    651810.1    4767806.0       -84.4      1.37       0.05           1.40           15.0
OTD963E    651807.0    4767806.0       -99.1      1.50       0.05           1.53           13.0
OTD963E    651797.7    4767806.0      -143.1      1.55       0.11           1.62           11.0
OTD963E    651794.6    4767806.0      -157.7      2.48       0.17           2.59           15.0
OTD963E    651791.5    4767806.0      -172.4      1.90       0.14           1.99           15.0
OTD963E    651788.3    4767806.0      -187.1      1.27       0.08           1.32           15.0
OTD963E    651785.2    4767806.0      -201.8      1.58       0.16           1.68           15.0
OTD963E    651782.1    4767806.0      -216.4      2.73       0.31           2.93           15.0
OTD963E    651779.0    4767806.0      -231.1      3.49       0.42           3.76           15.0
OTD963E    651775.8    4767806.0      -245.8      2.74       0.34           2.95           15.0
OTD963E    651772.7    4767806.0      -260.5      2.60       0.37           2.84           15.0
OTD963E    651769.6    4767806.0      -275.1      2.70       0.34           2.92           15.0
OTD963E    651766.5    4767806.0      -289.8      2.22       0.31           2.42           15.0
OTD963E    651763.3    4767806.0      -304.5      1.10       0.17           1.21           13.0
OTD965     651569.3    4767092.0       284.6      4.04       1.72           5.14            8.0
OTD965     651569.6    4767084.5       275.8      2.00       0.69           2.44           15.0
OTD965     651571.1    4767056.0       241.6      1.50       0.54           1.84           12.0
OTD965     651573.6    4767013.0       189.7      1.08       0.14           1.17           15.0
OTD965A    651525.9    4767272.0       394.8      1.15       0.06           1.19           15.0
OTD965A    651525.0    4767265.5       381.3      1.25       0.03           1.26           15.0
OTD965A    651523.9    4767259.5       367.7      1.66       0.06           1.70            8.0
OTD976A    651885.1    4767936.5       128.0      1.25       0.09           1.31           15.0
OTD976A    651881.2    4767936.5       113.5      1.22       0.04           1.25           15.0
OTD976A    651873.1    4767936.5        84.6      1.49       0.06           1.53           15.0
OTD976A    651869.1    4767936.5        70.1      1.14       0.07           1.18           15.0
OTD976A    651865.0    4767936.5        55.7      1.23       0.07           1.27           15.0
OTD976A    651860.9    4767936.5        41.3      1.23       0.06           1.27           15.0
OTD976A    651856.8    4767937.0        26.9      1.44       0.07           1.48           15.0
OTD976A    651844.3    4767938.0       -16.4      1.23       0.07           1.27           15.0
OTD976A    651840.2    4767938.5       -30.8      1.03       0.07           1.08           15.0
OTD976A    651836.0    4767938.5       -45.2      1.70       0.09           1.76           15.0
OTD976A    651831.8    4767938.5       -59.6      1.09       0.07           1.14           15.0
OTD976A    651827.8    4767938.5       -73.5      1.26       0.08           1.31           14.0
OTD976A    651823.8    4767938.0       -87.5      1.07       0.11           1.14           15.0
OTD976A    651815.5    4767937.5      -116.3      1.80       0.23           1.95           15.0
OTD976A    651811.3    4767937.5      -130.7      3.43       0.35           3.65           15.0

DHID         EAST        NORTH      ELEVATION    CU (%)    AU (G/T)    CU_EQUIV. (%)    LENGTH (M)
-------    --------    ---------    ---------    ------    --------    -------------    ----------
OTD976A    651807.1    4767937.5      -145.1      2.20       0.34           2.42           15.0
OTD976A    651802.9    4767937.0      -159.5      4.18       0.66           4.60           15.0
OTD976A    651798.7    4767937.0      -173.9      3.52       0.45           3.80           15.0
OTD976A    651794.5    4767937.0      -188.3      2.77       0.37           3.01           15.0
OTD976A    651790.3    4767937.0      -202.7      2.00       0.25           2.16           15.0
OTD976A    651786.2    4767936.5      -217.1      2.11       0.29           2.29           15.0
OTD976A    651782.0    4767936.5      -231.5      1.34       0.28           1.52           15.0
OTD976A    651777.8    4767936.5      -245.9      2.21       0.44           2.49           15.0
OTD976A    651773.6    4767936.0      -260.3      1.82       0.38           2.06           15.0
OTD976A    651757.0    4767935.5      -317.9      2.76       1.54           3.74           15.0
OTD976A    651752.8    4767935.0      -332.3      2.10       0.70           2.55           15.0
OTD977B    651749.8    4767941.0       224.8      2.24       0.31           2.44           15.0
OTD977B    651746.7    4767941.5       210.1      2.46       0.43           2.74           15.0
OTD977B    651743.6    4767942.0       195.5      5.33       0.94           5.93           15.0
OTD977B    651740.4    4767943.5       180.8      5.35       1.96           6.60           15.0
OTD977B    651737.3    4767944.0       166.2      5.41       2.41           6.94           15.0
OTD977B    651733.5    4767944.5       148.6      4.51       3.50           6.74           15.0
OTD977B    651730.4    4767944.5       133.9      2.77       2.38           4.29           15.0
OTD977B    651724.4    4767945.5       105.6      0.87       0.55           1.22           13.0

[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

                                                       APPENDIX C   QA/QC CHARTS
--------------------------------------------------------------------------------

                                         C-1 STANDARD REFERENCE MATERIALS CHARTS
                                                         C-2 FIELD BLANKS CHARTS
                                                     C-3 DUPLICATE SAMPLE CHARTS

May 2005                           APPENDICES                        [AMEC LOGO]

[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

                                         C-1 STANDARD REFERENCE MATERIALS CHARTS

May 2005                           APPENDICES                        [AMEC LOGO]

  Original Gold Assays for Standard #11 - October 1, 2002 to November 09, 2003

                                     [GRAPH]

   Final Gold Assays for Standard #11 - October 1, 2002 to November 09, 2003

                                     [GRAPH]

    Original Copper Assays for Standard #11 - October 1 to November 09, 2003

                                    [GRAPH]

  Final Copper Assays for Standard #11 - October 1 , 2002 to November 09, 2003

                                     [GRAPH]

   Original Gold Assays for Standard #12 - November 1, 2002 1 to July 31, 2004

                                     [GRAPH]

     Final Gold Assays for Standard #12 - November 1, 2002 to July 31, 2004

                                    [GRAPH]

   Original Copper Assays for Standard #12 - November 1, 2002 to July 31, 2004

                                     [GRAPH]

  Final Copper Assays for Standard #12 - October 1, 2002 to November 09, 2003

                                     [GRAPH]

    Original Gold Assays for Standard #13 - October 1, 2002 to July 31 ,2004

                                     [GRAPH]

      Final Gold Assays for Standard #13 - October 1, 2002 to July 31 2004

                                     [GRAPH]

   Original Copper Assays for Standard #13 - October 1, 2002 to July 31, 2004

                                     [GRAPH]

     Final Copper Assays for Standard #13 - October 1, 2002 to July 31, 2004

                                     [GRAPH]

   Original Gold Assays for Standard #17 - December 10, 2002 to July 31, 2004

                                     [GRAPH]

    Final Gold Assays for Standard #17 - December 10, 2002 to July 31, 2004

                                     [GRAPH]

  Original Copper Assays for Standard #17 - December 10, 2002 to June 30, 2004

                                     [GRAPH]

   Final Copper Assays for Standard #17 - December 10, 2002 to June 30, 2004

                                     [GRAPH]

 Original Gold Assays for Standard #19 - December 30, 2002 to January 31, 2004

                                     [GRAPH]

   Final Gold Assays for Standard #19 - December 30, 2002 to January 31, 2004

                                     [GRAPH]

 Original Copper Assays for Standard #19 - December 30, 2002 to January 31, 2004

                                     [GRAPH]

  Final Copper Assays for Standard #19 - December 30, 2002 to January 31, 2004

                                     [GRAPH]

   Original Gold Assays for Standard #20 - December 10, 2002 to April 30, 2004

                                     [GRAPH]

   Final Gold Assays for Standard #20 - December 10, 2002 to April 30, 2004

                                     [GRAPH]

  Original Copper Assays for Standard #20 - December 10, 2002 to April 30, 2004

                                     [GRAPH]

   Final Copper Assays for Standard #20 - December 10, 2002 to April 30, 2004

                                     [GRAPH]

     ORIGINAL COPPER ASSAYS FOR STANDARD #26 - JULY 15, 2003 TO APRIL 30, 2005

                                     [GRAPH]

     FINAL COPPER ASSAYS FOR STANDARD #26 - JULY 15, 2003 TO APRIL 30, 2005

                                     [GRAPH]

     ORIGINAL COPPER ASSAYS FOR STANDARD #26 - JULY 15, 2003 TO APRIL 30, 2005

                                     [GRAPH]

     FINAL COPPER ASSAYS FOR STANDARD #26 - JULY 15, 2003 TO APRIL 30, 2005

                                     [GRAPH]

    ORIGINAL COPPER ASSAYS FOR STANDARD #26 - JULY 15, 2003 TO APRIL 30, 2005

                                     [GRAPH]

     FINAL COPPER ASSAYS FOR STANDARD #26 - JULY 15, 2003 TO APRIL 30, 2005

                                     [GRAPH]

    ORIGINAL COPPER ASSAYS FOR STANDARD #26 - JULY 15, 2003 TO APRIL 30, 2005

                                     [GRAPH]

     FINAL COPPER ASSAYS FOR STANDARD #26 - JULY 15, 2003 TO APRIL 30, 2005

                                     [GRAPH]

     ORIGINAL GOLD ASSAYS FOR STANDARD #27 - JULY 15, 2003 TO APRIL 30, 2005

                                     [GRAPH]

      FINAL GOLD ASSAYS FOR STANDARD #27 - JULY 15, 2003 TO APRIL 30, 2005

                                     [GRAPH]

    ORIGINAL COPPER ASSAYS FOR STANDARD #27 - JULY 15, 2003 TO APRIL 30, 2005

                                     [GRAPH]

     FINAL COPPER ASSAYS FOR STANDARD #27 - JULY 15, 2003 TO APRIL 30, 2005

                                     [GRAPH]

    ORIGINAL GOLD ASSAYS FOR STANDARD #28 - JULY 15, 2003 TO APRIL 30, 2005

                                     [GRAPH]

      FINAL GOLD ASSAYS FOR STANDARD #28 - JULY 15, 2003 TO APRIL 30, 2005

                                     [GRAPH]

    ORIGINAL COPPER ASSAYS FOR STANDARD #28 - JULY 15, 2003 TO APRIL 30, 2005

                                     [GRAPH]

     FINAL COPPER ASSAYS FOR STANDARD #28 - JULY 15, 2003 TO APRIL 30, 2005

                                     [GRAPH]

       Original Copper Assays for Standard #34 - March 10 to June 30, 2004

                                     [GRAPH]

        Final Copper Assays for Standard #34 - March 10 to June 30, 2004

                                     [GRAPH]

      ORIGINAL GOLD ASSAYS FOR STANDARD #35 - MARCH 10 TO DECEMBER 31, 2004

                                     [GRAPH]

       FINAL GOLD ASSAYS FOR STANDARD #35 - MARCH 10 TO DECEMBER 31, 2004

                                     [GRAPH]

     ORIGINAL GOLD ASSAYS FOR STANDARD #35 - MARCH 10, TO DECEMBER 31, 2004

                                     [GRAPH]

       FINAL GOLD ASSAYS FOR STANDARD #35 - MARCH 10, TO DECEMBER 31, 2004

                                     [GRAPH]

      ORIGINAL GOLD ASSAYS FOR STANDARD #36 - AUGUST 15, TO APRIL 30, 2005

                                     [GRAPH]

        FINAL GOLD ASSAYS FOR STANDARD #36 - AUGUST 15, TO APRIL 30, 2005

                                     [GRAPH]

     ORIGINAL COPPER ASSAYS FOR STANDARD #36 - AUGUST 15, TO APRIL 30, 2005

                                     [GRAPH]

       FINAL COPPER ASSAYS FOR STANDARD #36 - AUGUST 15, TO APRIL 30, 2005

                                     [GRAPH]

      ORIGINAL GOLD ASSAYS FOR STANDARD #37 - JULY 27, TO APRIL 30, 2005

                                     [GRAPH]

         FINAL GOLD ASSAYS FOR STANDARD #37 - JULY 27, TO APRIL 30, 2005

                                     [GRAPH]

      ORIGINAL COPPER ASSAYS FOR STANDARD #37 - JULY 27, TO APRIL 30, 2005

                                     [GRAPH]

        FINAL COPPER ASSAYS FOR STANDARD #37 - JULY 27, TO APRIL 30, 2005

                                     [GRAPH]

   ORIGINAL GOLD ASSAYS FOR STANDARD #39 - DECEMBER 10, 2004 TO APRIL 30, 2005

                                     [GRAPH]

    FINAL GOLD ASSAYS FOR STANDARD #39 - DECEMBER 10, 2004 TO APRIL 30, 2005

                                     [GRAPH]

  ORIGINAL COPPER ASSAYS FOR STANDARD #39 - DECEMBER 10, 2004 TO APRIL 30, 2005

                                     [GRAPH]

   FINAL COPPER ASSAYS FOR STANDARD #39 - DECEMBER 10, 2004 TO APRIL 30, 2005

                                     [GRAPH]

   ORIGINAL GOLD ASSAYS FOR STANDARD #40 - DECEMBER 15, 2004 TO APRIL 30, 2005

                                     [GRAPH]

    FINAL GOLD ASSAYS FOR STANDARD #40 - DECEMBER 15, 2004 TO APRIL 30, 2005

                                     [GRAPH]

 ORIGINAL COPPER ASSAYS FOR STANDARD #40 - DECEMBER 15, 2004 TO APRIL 30, 2005

                                     [GRAPH]

   FINAL COPPER ASSAYS FOR STANDARD #40 - DECEMBER 15, 2004 TO APRIL 30, 2005

                                     [GRAPH]

[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

                                                         C-2 FIELD BLANKS CHARTS

May 2005                           APPENDICES                        [AMEC LOGO]

       ORIGINAL GOLD ASSAYS FOR BLANKS - MARCH 1, 2002 TO APRIL 30, 2005

                                     [GRAPH]

          FINAL GOLD ASSAYS FOR BLANKS - MARCH 1, 2002 TO APRIL 30, 2005

                                     [GRAPH]

       ORIGINAL COPPER ASSAYS FOR BLANKS - MARCH 1, 2002 TO APRIL 30, 2005

                                     [GRAPH]

        FINAL COPPER ASSAYS FOR BLANKS - MARCH 1, 2002 TO APRIL 30, 2005

                                     [GRAPH]

[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

                                                      C-3 DUPLICATE SAMPLE CHART

May 2005                           APPENDICES                        [AMEC LOGO]

                        [COPPER DUPLICATE SAMPLES GRAPH]

                         [GOLD DUPLICATE SAMPLES GRAPH]

                        [COPPER DUPLICATE SAMPLES GRAPH]

                         [GOLD DUPLICATE SAMPLES GRAPH]

                [PERCENTILE RANKING FOR COPPER DUPLICATES GRAPH]

                 [PERCENTILE RANKING FOR GOLD DUPLICATES GRAPH]

                [PERCENTILE RANKING FOR COPPER DUPLICATES GRAPH]

                 [PERCENTILE RANKING FOR GOLD DUPLICATES GRAPH]

         GOLD DUPLICATE SAMPLES - HUGO NORTH DEPOSIT - JANUARY 25, 2005
               (1416 CORE, 719 REJECT, & 696 PULP ORIGINAL PAIRS)

                         [GOLD DUPLICATE SAMPLES GRAPH]

        COPPER DUPLICATE SAMPLES - HUGO NORTH DEPOSIT - JANUARY 25, 2005
               (1416 CORE, 719 REJECT, & 696 PULP ORIGINAL PAIRS)

                        [COPPER DUPLICATE SAMPLES GRAPH]

       PERCENTILE RANKING FOR GOLD DUPLICATE SAMPLES - HUGO NORTH DEPOSIT
                                JANUARY 25, 2005

                 [PERCENTILE RANKING FOR GOLD DUPLICATES GRAPH]

     PERCENTILE RANKING FOR COPPER DUPLICATE SAMPLES - HUGO NORTH DEPOSIT
                                JANUARY 25, 2005

                [PERCENTILE RANKING FOR COPPER DUPLICATES GRAPH]

[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

                                                           APPENDIX D EDA CHARTS

                            D-1 HISTOGRAMS AND CDF PLOTS - SOUTHERN OYU DEPOSITS

                              D-2 HISTOGRAMS AND CDF PLOTS - HUGO NORTH DEPOSITS

                                                                    D-3 BOXPLOTS

                                                                D4 CONTACT PLOTS

                                                          D5 GRADE SCATTER PLOTS

May 2005                           APPENDICES                        [AMEC LOGO]

[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

              D-1 HISTOGRAMS AND CDF PLOTS - SOUTHERN OYU DEPOSITS

May 2005                           APPENDICES                        [AMEC LOGO]

OT south: Far South Mar 05-5m comps Au g/t all

                                                           N         2931
                                                           m         0.32
                                                           sigma(2)  0.06
                                                           sigma/m   0.78
                                                           min       0.00
                                                           q(0.25)   0.16
                                                           q(0.50)   0.26
                                                           q(0.75)   0.42
                                                           max       2.39

                                                      class width = 0.05
                                                     The last class contains
                                                       all values >= 1.45

                                    [GRAPH]

OT south: Far South Mar 05-5m comps Au g/t all

                                  [LINE GRAPH]

OT south: South West Mar 05-5m comps Au g/t Va Inside

                                                           N         3564
                                                           m         1.50
                                                           sigma(2)  1.20
                                                           sigma/m   0.73
                                                           min       0.00
                                                           q(0.25)   0.77
                                                           q(0.50)   1.22
                                                           q(0.75)   1.95
                                                           max       8.90

                                                      class width = 0.10
                                                     The last class contains
                                                       all values >= 3.90

                                    [GRAPH]

OT south: South West Mar 05-5m comps Au g/t Va Inside

                                  [LINE GRAPH]

OT south: South West Mar 05-5m comps Au g/t OTQmd Inside

                                                           N          509
                                                           m         1.20
                                                           sigma(2)  0.86
                                                           sigma/m   0.77
                                                           min       0.01
                                                           q(0.25)   0.57
                                                           q(0.50)   0.95
                                                           q(0.75)   1.60
                                                           max       5.76

                                                      class width = 0.10
                                                     The last class contains
                                                       all values >= 3.90

                                    [GRAPH]

OT south: South West Mar 05-5m comps Au g/t OTQmd Inside

                                  [LINE GRAPH]

OT south: South West Mar 05-5m comps Au g/t xQmd Inside

                                                           N          130
                                                           m         0.55
                                                           sigma(2)  0.18
                                                           sigma/m   0.77
                                                           min       0.02
                                                           q(0.25)   0.24
                                                           q(0.50)   0.38
                                                           q(0.75)   0.82
                                                           max       2.00

                                                      class width = 0.10
                                                     The last class contains
                                                       all values >= 3.90

                                    [GRAPH]

OT south: South West Mar 05-5m comps Au g/t xQmd Inside

                                  [LINE GRAPH]

OT south: South West Mar 05-5m comps Au g/t Va Outside

                                                           N         5579
                                                           m         0.34
                                                           sigma(2)  0.06
                                                           sigma/m   0.72
                                                           min       0.00
                                                           q(0.25)   0.19
                                                           q(0.50)   0.29
                                                           q(0.75)   0.44
                                                           max       3.63

                                                      class width = 0.05
                                                     The last class contains
                                                       all values >= 1.95

                                    [GRAPH]

OT south: South West Mar 05-5m comps Au g/t Va Outside

                                  [LINE GRAPH]

OT south: South West Mar 05-5m comps Au g/t Qmd Outside

                                                           N         1855
                                                           m         0.11
                                                           sigma(2)  0.05
                                                           sigma/m   1.97
                                                           min       0.00
                                                           q(0.25)   0.01
                                                           q(0.50)   0.03
                                                           q(0.75)   0.09
                                                           max       2.00

                                                      Class width = 0.05
                                                     The last class contains
                                                      all values >= 1.95

                                    [GRAPH]

OT south: South West Mar 05-5m comps Au g/t Qmd Outside

                                  [LINE GRAPH]

OT south: Bridge Mar 05-5m comps Au g/t Va all Zone

                                                           N         1573
                                                           m         0.12
                                                           sigma(2)  0.02
                                                           sigma/m   1.26
                                                           min       0.00
                                                           q(0.25)   0.05
                                                           q(0.50)   0.08
                                                           q(0.75)   0.13
                                                           max       2.43

                                                      Class width = 0.02
                                                     The last class contains
                                                      all values >= 0.78

                                    [GRAPH]

OT south: Bridge Mar 05-5m comps Au g/t Va all Zone

                                  [LINE GRAPH]

OT south: Bridge Mar 05-5m comps Au g/t Qmd all zone

                                                           N         1151
                                                           m         0.06
                                                           sigma(2)  0.01
                                                           sigma/m   1.38
                                                           min       0.00
                                                           q(0.25)   0.02
                                                           q(0.50)   0.04
                                                           q(0.75)   0.07
                                                           max       1.00

                                                      Class width = 0.02
                                                     The last class contains
                                                      all values >= 0.78

                                    [GRAPH]

OT south: Bridge Mar 05-5m comps Au g/t Qmd all zone

                                  [LINE GRAPH]

OT south: Central Mar 05-5m comps Au g/t Au Shell

                                                           N          1373
                                                           m         0.604
                                                           sigma(2)  0.222
                                                           sigma/m   0.780
                                                           min       0.010
                                                           q(0.25)   0.290
                                                           q(0.50)   0.490
                                                           q(0.75)   0.770
                                                           max       3.000

                                                      Class width = 0.020
                                                     The last class contains
                                                      all values >= 0.780

                                    [GRAPH]

OT south: Central Mar 05-5m comps Au g/t Au Shell

                                  [LINE GRAPH]

                                   [GRAPH]

OT south: Central Mar 05-5m comps Au g/t Au bkgd

                                                           N          9409
                                                           m         0.083
                                                           sigma(2)  0.009
                                                           sigma/m   1.159
                                                           min       0.000
                                                           q(0.25)   0.030
                                                           q(0.50)   0.050
                                                           q(0.75)   0.100
                                                           max       1.160

                                                      Class width = 0.02
                                                     The last class contains
                                                      all values >= 0.780

                                    [GRAPH]

OT south: Central Mar 05-5m comps Au g/t Au bkgd

                                  [LINE GRAPH]

OT south: South  Mar 05-5m comps Au g/t Au Shell

                                                           N           810
                                                           m         0.358
                                                           sigma(2)  0.166
                                                           sigma/m   1.139
                                                           min       0.010
                                                           q(0.25)   0.130
                                                           q(0.50)   0.250
                                                           q(0.75)   0.420
                                                           max       4.000

                                                      Class width = 0.020
                                                     The last class contains
                                                      all values >= 0.780

                                    [GRAPH]

OT south: South  Mar 05-5m comps Au g/t Au Shell

                                  [LINE GRAPH]

OT south: South Mar 05-5m comps Au g/t Au bkgd

                                                           N          3416
                                                           m         0.086
                                                           sigma(2)  0.011
                                                           sigma/m   1.234
                                                           min       0.000
                                                           q(0.25)   0.020
                                                           q(0.50)   0.050
                                                           q(0.75)   0.110
                                                           max       1.290

                                                      Class width = 0.020
                                                     The last class contains
                                                      all values >= 0.780

                                    [GRAPH]

OT south: South Mar 05-5m comps Au g/t Au bkgd

                                  [LINE GRAPH]

OT south: Wedge Mar 05-5m comps Au g/t Va All Zone

                                                           N          1844
                                                           m          0.07
                                                           sigma(2)   0.01
                                                           sigma/m    1.70
                                                           min        0.00
                                                           q(0.25)    0.02
                                                           q(0.50)    0.03
                                                           q(0.75)    0.06
                                                           max        1.00

                                                      Class width = 0.02
                                                     The last class contains
                                                      all values >= 0.78

                                    [GRAPH]

OT south: Wedge Mar 05-5m comps Au g/t Va All Zone

                                  [LINE GRAPH]

OT south: Wedge Mar 05-5m comps Au g/t Qmd All Zone

                                                           N          1966
                                                           m          0.06
                                                           sigma(2)   0.01
                                                           sigma/m    1.38
                                                           min        0.00
                                                           q(0.25)    0.02
                                                           q(0.50)    0.03
                                                           q(0.75)    0.06
                                                           max        0.88

                                                      Class width = 0.02
                                                     The last class contains
                                                      all values >= 0.78

                                    [GRAPH]

OT south: Wedge Mar 05-5m comps Au g/t Qmd All Zone

                                  [LINE GRAPH]

OT south:Far South  Mar 05-5m comps Cu% all

                                                           N          2931
                                                           m          0.28
                                                           sigma(2)   0.04
                                                           sigma/m    0.70
                                                           min        0.00
                                                           q(0.25)    0.15
                                                           q(0.50)    0.25
                                                           q(0.75)    0.37
                                                           max        1.99

                                                      Class width = 0.05
                                                     The last class contains
                                                       all values>= 1.45

                                  [BAR GRAPH]

OT south:Far South  Mar 05-5m comps Cu% all

                                  [LINE GRAPH]

OT south: South West Mar 05-5m comps Cu% Va

                                                           N          9143
                                                           m          0.49
                                                           sigma(2)   0.12
                                                           sigma/m    0.69
                                                           min        0.00
                                                           q(0.25)    0.27
                                                           q(0.50)    0.42
                                                           q(0.75)    0.64
                                                           max        3.80

                                                      Class width = 0.05
                                                     The last class contains
                                                      all values >= 1.95

                                  [BAR GRAPH]

OT south: South West Mar 05-5m comps Cu % Va

                                  [LINE GRAPH]

OT south: South West Mar 05-5m comps Cu% OT-Qmd

                                                           N           540
                                                           m          0.75
                                                           sigma(2)   0.20
                                                           sigma/m    0.60
                                                           min        0.01
                                                           q(0.25)    0.36
                                                           q(0.50)    0.74
                                                           q(0.75)    1.06
                                                           max        2.50

                                                      Class width = 0.05
                                                     The last class contains
                                                      all values >= 1.95

                                  [BAR GRAPH]

OT south: South West Mar 05-5m Comps Cu% OT-Qmd

                                  [LINE GRAPH]

OT south: South West Mar 05-5m comps Cu% xQmd

                                                           N           131
                                                           m          0.31
                                                           sigma(2)   0.09
                                                           sigma/m    0.97
                                                           min        0.01
                                                           q(0.25)    0.13
                                                           q(0.50)    0.20
                                                           q(0.75)    0.40
                                                           max        1.78

                                                      Class width = 0.05
                                                     The last class contains
                                                      all values >= 1.95

                                  [BAR GRAPH]

OT south: South West Mar 05-5m comps Cu% xQmd

                                  [LINE GRAPH]

OT south: South West Mar 05-5m comps Cu% Qmd

                                                           N          1904
                                                           m          0.10
                                                           sigma(2)   0.02
                                                           sigma/m    1.60
                                                           min        0.00
                                                           q(0.25)    0.02
                                                           q(0.50)    0.04
                                                           q(0.75)    0.10
                                                           max        1.58

                                                      Class width = 0.05
                                                     The last class contains
                                                      all values >= 1.95

                                  [BAR GRAPH]

OT south: South West Mar 05-5m comps Cu% Qmd

                                  [LINE GRAPH]

OT south: Bridge Mar 05-5m comps Cu% Cu shell

                                                           N          1373
                                                           m          0.46
                                                           sigma(2)   0.10
                                                           sigma/m    1.69
                                                           min        0.00
                                                           q(0.25)    0.26
                                                           q(0.50)    0.39
                                                           q(0.75)    0.56
                                                           max        2.87

                                                      Class width = 0.05
                                                     The last class contains
                                                      all values >= 1.95

                                  [BAR GRAPH]

OT south: Bridge Mar 05-5m comps Cu% Cu shell

                                  [LINE GRAPH]

OT south: Central Mar 05-5m comps Cu% Cu Shell

                                                          N         6761
                                                          m         0.65
                                                          Sigma(2)  0.16
                                                          Sigma/m   0.62
                                                          min       0.00
                                                          q(0.25)   0.39
                                                          q(0.50)   0.57
                                                          q(0.75)   0.81
                                                          max       4.97

                                                        Class width = 0.05
                                                     The last class contains
                                                       all values >= 1.95

                                  [BAR GRAPH]

OT south: Central Mar 05-5m comps Cu% Cu Shell

                                  [LINE GRAPH]

OT south: Central Mar 05-5m comps Cu% Cu bkgd

                                                          N         4021
                                                          m         0.14
                                                          Sigma(2)  0.04
                                                          Sigma/m   1.41
                                                          min       0.00
                                                          q(0.25)   0.03
                                                          q(0.50)   0.07
                                                          q(0.75)   0.16
                                                          max       2.44

                                                        Class width = 0.05
                                                     The last class contains
                                                       all values >= 1.95

                                  [BAR GRAPH]

OT south: Central Mar 05-5m comps Cu% Cu bkgd

                                  [LINE GRAPH]

OT south: South Mar 05-5m comps Cu% Cu Shell

                                                          N         2765
                                                          m         0.51
                                                          Sigma(2)  0.12
                                                          Sigma/m   0.68
                                                          min       0.00
                                                          q(0.25)   0.29
                                                          q(0.50)   0.44
                                                          q(0.75)   0.63
                                                          max       2.59

                                                        Class width = 0.05
                                                     The last class contains
                                                       all values >= 1.95

                                  [BAR GRAPH]

OT south: South Mar 05-5m comps Cu% Cu Shell

                                  [LINE GRAPH]

OT south: South Mar 05-5m comps Cu% Cu bkgd

                                                          N         1461
                                                          m         0.20
                                                          Sigma(2)  0.02
                                                          Sigma/m   0.66
                                                          min       0.00
                                                          q(0.25)   0.11
                                                          q(0.50)   0.18
                                                          q(0.75)   0.26
                                                          max       1.05

                                                        Class width = 0.05
                                                     The last class contains
                                                       all values >= 1.95

                                  [BAR GRAPH]

OT south: South Mar 05-5m comps Cu% Cu bkgd

                                  [LINE GRAPH]

OT south: Wedge Mar 05-5m comps Cu% Cu Shell

                                                          N         2082
                                                          m         0.52
                                                          Sigma(2)  0.10
                                                          Sigma/m   0.62
                                                          min       0.00
                                                          q(0.25)   0.33
                                                          q(0.50)   0.45
                                                          q(0.75)   0.62
                                                          max       2.55

                                                        Class width = 0.05
                                                     The last class contains
                                                       all values >= 1.95

                                  [BAR GRAPH]

OT south: Wedge Mar 05-5m comps Cu% Cu Shell

                                  [LINE GRAPH]

OT south: Wedge Mar 05-5m comps Cu% Cu bkgd

                                                          N         1728
                                                          m         0.18
                                                          Sigma(2)  0.03
                                                          Sigma/m   0.99
                                                          min       0.00
                                                          q(0.25)   0.05
                                                          q(0.50)   0.13
                                                          q(0.75)   0.25
                                                          max       1.52

                                                        Class width = 0.05
                                                     The last class contains
                                                       all values >= 1.95

                                  [BAR GRAPH]

OT south: Wedge Mar 05-5m comps Cu% Cu bkgd

                                  [LINE GRAPH]

[IVANHOE MINES NEW HORIZONS LOGO]         HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

                               D-2 HISTOGRAMS AND CDF PLOTS - HUGO NORTH DEPOSIT

May 2005                           APPENDICES                        [AMEC LOGO]

Hugo North Background 15m comps Au g/t (capped)

                                                          N         1996
                                                          m         0.10
                                                          Sigma(2)  0.01
                                                          Sigma/m   0.93
                                                          min       0.01
                                                          q(0.25)   0.03
                                                          q(0.50)   0.07
                                                          q(0.75)   0.14
                                                          max       0.77

                                                        Class width = 0.01
                                                     The last class contains
                                                       all values >= 0.39

                                  [BAR GRAPH]

Hugo North Background 15m comps Au g/t (capped)

                                  [LINE GRAPH]

Hugo North Gold Domain - Main 15m comps Au g/t (capped)

                                                          N         1003
                                                          m         0.79
                                                          Sigma(2)  0.37
                                                          Sigma/m   0.76
                                                          min       0.01
                                                          q(0.25)   0.35
                                                          q(0.50)   0.58
                                                          q(0.75)   1.08
                                                          max       3.91

                                                        Class width = 0.05
                                                     The last class contains
                                                       all values >= 1.95

                                  [BAR GRAPH]

Hugo North Gold Domain - Main 15m comps Au g/t (capped)

                                  [LINE GRAPH]

Hugo North Gold Domain - West 15m comps Au g/t (capped)

                                                          N          289
                                                          m         0.78
                                                          Sigma(2)  0.48
                                                          Sigma/m   0.89
                                                          min       0.07
                                                          q(0.25)   0.34
                                                          q(0.50)   0.57
                                                          q(0.75)   0.96
                                                          max       4.24

                                                        Class width = 0.05
                                                     The last class contains
                                                       all values >= 1.95

                                  [BAR GRAPH]

Hugo North Gold Domain - West 15m comps Au g/t (capped)

                                  [LINE GRAPH]

Hugo North Background Domain 15m comps Cu% (uncapped)

                                                          N          475
                                                          m         0.27
                                                          Sigma(2)  0.04
                                                          Sigma/m   0.74
                                                          min       0.00
                                                          q(0.25)   0.12
                                                          q(0.50)   0.25
                                                          q(0.75)   0.39
                                                          max       2.06

                                                        Class width = 0.05
                                                     The last class contains
                                                       all values >= 1.95

                                  [BAR GRAPH]

Hugo North Background Domain 15m comps Cu% (uncapped)

                                  [LINE GRAPH]

Hugo North Low Grade (0.6%) Domain 15m comps Cu% (uncapped)

                                                          N         1753
                                                          m         1.13
                                                          Sigma(2)  0.24
                                                          Sigma/m   0.44
                                                          min       0.02
                                                          q(0.25)   0.78
                                                          q(0.50)   1.09
                                                          q(0.75)   1.41
                                                          max       3.82

                                                        Class width = 0.10
                                                     The last class contains
                                                       all values >= 3.90

                                  [BAR GRAPH]

Hugo North Low Grade (0.6%) Domain 15m comps Cu% (uncapped)

                                  [LINE GRAPH]

Hugo North Qtz Vein Domain 15m comps Cu% (uncapped)

                                                          N         1060
                                                          m         3.12
                                                          Sigma(2)  1.71
                                                          Sigma/m   0.42
                                                          min       0.03
                                                          q(0.25)   2.20
                                                          q(0.50)   2.99
                                                          q(0.75)   3.97
                                                          max       8.16

                                                        Class width = 0.25
                                                     The last class contains
                                                       all values >= 9.75

                                  [BAR GRAPH]

Hugo North Qtz Vein Domain 15m comps Cu% (uncapped)

                                  [LINE GRAPH]

[IVANHOE MINES NEW HORIZONS LOGO]         HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

                                                                    D-3 BOXPLOTS

May 2005                           APPENDICES                        [AMEC LOGO]

SOUTHERN OYU DEPOSITS 2005                        GOLD COMPOSITES (CAPPED)

              SOUTH WEST (SW), FAR SOUTH (FS) AND BRIDGE ZONE (BZ)

                                    [GRAPH]

Number of data   2828      5579     3564    1855     179      509      1573     1151     Number of data
          Mean   0.326     0.34     1.501   0.11     0.505    1.197    0.117    0.058    Mean
       Maximum   2.39      3.63     8.9     2.0      2.0      5.76     2.43     1.0      Maximum
Upper quartile   0.42      0.44     1.95    0.09     0.708    1.604    0.13     0.07     Upper quartile
        Median   0.27      0.29     1.22    0.03     0.35     0.95     0.08     0.035    Median
Lower quartile   0.16      0.19     0.77    0.01     0.192    0.57     0.05     0.02     Lower quartile
       Minimum   0.0       0.0      0.0     0.0      0.01     0.01     0.0      0.0      Minimum
      Variance   0.0605    0.0596   1.199   0.0464   0.1987   0.8583   0.0215   0.0063   Variance
            CV   0.754     0.719    0.729   1.967    0.882    0.774    1.257    1.375    CV
      Skewness   1.931     2.621    1.936   4.184    1.19     1.864    6.601    5.014    Skewness

        Variable:    Gold g/t
Acceptable range:    0.0 to 100.0
         Weights:    var_4

SOUTHERN OYU DEPOSITS 2005                              GOLD COMPOSITES (CAPPED)

                                CENTRAL OYU (CO)

                                    [GRAPH]

Number of data   2103     7306     722      651      890      Number of data
          Mean   0.113    0.074    0.674    0.525    0.081    Mean
       Maximum   0.73     1.16     2.42     3.0      0.58     Maximum
Upper quartile   0.13     0.09     0.81     0.71     0.1      Upper quartile
        Median   0.07     0.05     0.56     0.371    0.06     Median
Lower quartile   0.04     0.02     0.38     0.19     0.04     Lower quartile
       Minimum   0.0      0.0      0.01     0.01     0.01     Minimum
      Variance   0.0142   0.0075   0.1992   0.2361   0.0051   Variance
            CV   1.055    1.163    0.662    0.925    0.886    CV
      Skewness   2.596    3.272    1.485    1.803    2.766    Skewness

        Variable:    Gold g/t
Acceptable range:    0.0 to 100.0
         Weights:    var_4

SOUTHERN OYU DEPOSITS 2005                              GOLD COMPOSITES (CAPPED)

                       SOUTH OYU (SO), AND WEDGE ZONE (WZ)

                                    [GRAPH]

Number of data  2339    1077    438     372     1844    1966   Number of data
          Mean  0.078   0.104   0.377   0.337   0.068   0.061  Mean
       Maximum  1.29    0.94    4.0     1.7     1.0     0.88   Maximum
Upper quartile  0.09    0.13    0.43    0.415   0.06    0.06   Upper quartile
        Median  0.04    0.07    0.23    0.27    0.03    0.03   Median
Lower quartile  0.02    0.03    0.09    0.16    0.02    0.02   Lower quartile
       Minimum  0.0     0.0     0.01    0.01    0.0     0.0    Minimum
      Variance  0.0109  0.0117  0.2438  0.0751  0.0133  0.007  Variance
            CV  1.336   1.044   1.31    0.814   1.696   1.383  CV
      Skewness  3.555   2.755   3.165   2.158   4.868   3.982  Skewness

        Variable:    Gold g/t
Acceptable range:    0.0 to 100.0
         Weights:    var_4

SOUTHERN OYU DEPOSITS 2005                                     COPPER COMPOSITES

              SOUTH WEST (SW), FAR SOUTH (FS) AND BRIDGE ZONE (BZ)

                                    [GRAPH]

Number of data  2828    9143    1904    540    740     833    611    540     Number of data
          Mean  0.29    0.493   0.095   0.753  0.299   0.414  0.12   0.519   Mean
       Maximum  1.99    3.802   1.579   2.5    2.784   2.866  1.278  2.404   Maximum
Upper quartile  0.382   0.641   0.098   1.056  0.388   0.511  0.169  0.699   Upper quartile
        Median  0.254   0.422   0.036   0.742  0.269   0.371  0.058  0.419   Median
Lower quartile  0.158   0.266   0.018   0.361  0.171   0.26   0.026  0.265   Lower quartile
       Minimum  0.001   0.001   0.001   0.01   0.001   0.001  0.002  0.006   Minimum
      Variance  0.0387  0.1171  0.0233  0.202  0.0438  0.07   0.021  0.1374  Variance
            CV  0.679   0.694   1.604   0.597  0.7     0.639  1.211  0.715   CV
      Skewness  1.499   1.987   3.815   0.56   3.425   2.129  2.583  1.428   Skewness

        Variable:   Copper %
Acceptable range:   0.0 to 100.0
         Weights:   var_4

SOUTHERN OYU DEPOSITS 2005                                     COPPER COMPOSITES

                                CENTRAL OYU (CO)

                                    [GRAPH}

Number of data  590     3431    2235    4526    890    Number of data
          Mean  0.211   0.124   0.673   0.636   0.962  Mean
       Maximum  2.289   2.44    2.826   4.972   5.072  Maximum
Upper quartile  0.283   0.141   0.833   0.803   1.243  Upper quartile
        Median  0.124   0.062   0.599   0.56    0.818  Median
Lower quartile  0.042   0.033   0.42    0.376   0.524  Lower quartile
       Minimum  0.001   0.001   0.003   0.006   0.033  Minimum
      Variance  0.0589  0.0323  0.1412  0.1704  0.374  Variance
            CV  1.152   1.449   0.558   0.649   0.636  CV
      Skewness  2.6     4.663   1.521   1.776   1.69   Skewness

        Variable:  Copper %
Acceptable range:  0.0 to 100.0
         Weights:  var_4

SOUTHERN OYU DEPOSITS 2005                                     COPPER COMPOSITES

                       SOUTH OYU (SO), AND WEDGE ZONE (WZ)

                                     GRAPH

Number of data  816     645     1961   804     478     1250    1366    716      Number of data
          Mean  0.215   0.175   0.515  0.486   0.236   0.155   0.551   0.458    Mean
       Maximum  0.776   1.05    2.593  2.41    1.52    1.329   2.55    1.446    Maximum
Upper quartile  0.285   0.225   0.638  0.614   0.346   0.213   0.68    0.563    Upper quartile
        Median  0.207   0.145   0.438  0.438   0.203   0.116   0.462   0.43     Median
Lower quartile  0.138   0.089   0.292  0.297   0.054   0.055   0.33    0.323    Lower quartile
       Minimum  0.001   0.001   0.001  0.002   0.001   0.001   0.001   0.004    Minimum
      Variance  0.0147  0.0186  0.135  0.0827  0.0482  0.0222  0.1309  0.0417   Variance
            CV  0.564   0.777   0.713  0.592   0.93    0.963   0.656   0.446    CV
      Skewness  0.764   2.462   1.856  1.65    1.593   2.773   1.655   0.946    Skewness

        Variable:  Copper %
Acceptable range:  0.0 to 100.0
         Weights:  var_4

OYU TOLGOI PROJECT APRIL 2005            BACKGROUND, AU-MAIN AND AU-WEST DOMAINS

                          HUGO NORTH GOLD 15 COMPOSITES

                                    [GRAPH]

Number of data  1996    1996    1003    1003    289     289     Number of data
          Mean  0.1     0.097   0.836   0.793   0.831   0.784   Mean
       Maximum  2.21    0.77    9.3     3.91    7.0     4.24    Maximum
Upper quartile  0.14    0.14    1.09    1.08    0.96    0.96    Upper quartile
        Median  0.07    0.07    0.58    0.58    0.57    0.57    Median
Lower quartile  0.03    0.03    0.35    0.35    0.34    0.34    Lower quartile
       Minimum  0.01    0.01    0.01    0.01    0.07    0.07    Minimum
      Variance  0.0115  0.0081  0.6053  0.3656  0.8149  0.4841  Variance
            CV  1.076   0.926   0.931   0.763   1.087   0.887   CV
      Skewness  5.828   1.879   3.589   1.432   3.599   2.274   Skewness

        Variable:   Gold g/t
Acceptable range:   0.0 to 100.0
         Weights:   var_4

OYU TOLGOI PROJECT APRIL 2005            BACKGROUND, AU-MAIN AND AU-WEST DOMAINS

                HUGO NORTH GOLD 15 COMPS - CAPPED (BY LITHOLOGY)

                                    [GRAPH]

Number of data  481     702     779     34      333     16      603     51      283     Number of data
          Mean  0.094   0.033   0.157   0.142   0.641   0.488   0.904   0.459   0.787   Mean
       Maximum  0.65    0.44    0.77    0.41    3.02    1.63    3.91    2.16    4.24    Maximum
Upper quartile  0.12    0.04    0.2     0.19    0.762   0.535   1.3     0.522   0.96    Upper quartile
        Median  0.07    0.02    0.14    0.127   0.48    0.402   0.73    0.319   0.57    Median
Lower quartile  0.04    0.02    0.09    0.08    0.32    0.322   0.39    0.234   0.346   Lower quartile
       Minimum  0.01    0.01    0.01    0.04    0.03    0.01    0.04    0.01    0.07    Minimum
      Variance  0.0053  0.0012  0.0089  0.0072  0.2511  0.1386  0.4122  0.1537  0.4875  Variance
            CV  0.773   1.046   0.604   0.6     0.782   0.763   0.71    0.855   0.888   CV
      Skewness  1.899   5.055   1.815   1.301   1.991   1.901   1.168   2.495   2.271   Skewness

        Variable:    Gold g/t
Acceptable range:    0.0 to 100.0
         Weights:    var_4

OYU TOLGOI PROJECT APRIL 2005            BACKGROUND, 0.6 AND QUARTZ VEIN DOMAINS

                         HUGO NORTH COPPER 15 COMPOSITES

                                    [GRAPH]

Number of data  475     475     1753    1753    1060     1060    Number of data
          Mean  0.27    0.268   1.133   1.132   3.123    3.113   Mean
      Maximum   2.06    1.54    3.823   3.626   8.162    7.277   Maximum
Upper quartile  0.385   0.385   1.411   1.411   3.969    3.969   Upper quartile
        Median  0.25    0.25    1.088   1.088   2.991    2.989   Median
Lower quartile  0.123   0.123   0.78    0.78    2.202    2.202   Lower quartile
      Minimum   0.003   0.003   0.019   0.019   0.027    0.027   Minimum
      Variance  0.0397  0.0365  0.245   0.2415  1.7079   1.6483  Variance
            CV  0.738   0.714   0.437   0.434   0.419    0.412   CV
      Skewness  1.973   1.546   0.88    0.819   0.467    0.356   Skewness

        Variable:   Copper wt.%
Acceptable range:   0.0 to 100.0
         Weights:   var_4

OYU TOLGOI PROJECT APRIL 2005            BACKGROUND, 0.6 AND QUARTZ VEIN DOMAINS

               HUGO NORTH COPPER 15 COMPS - CAPPED (BY LITHOLOGY)

                                    [GRAPH]

Number of data  24      296     153     294     398     993     68      496     24      519     21      Number of data
          Mean  0.235   0.222   0.361   1.352   1.012   1.127   0.883   3.265   2.848   3.042   0.992   Mean
       Maximum  1.54    1.025   1.48    3.25    3.548   3.626   2.93    7.277   6.61    7.165   3.617   Maximum
Upper quartile  0.23    0.32    0.454   1.562   1.275   1.403   1.094   4.036   4.046   3.896   1.415   Upper quartile
        Median  0.113   0.191   0.353   1.294   0.953   1.073   0.867   3.216   3.002   2.864   0.856   Median
Lower quartile  0.076   0.097   0.248   1.066   0.69    0.774   0.579   2.37    0.837   2.125   0.495   Lower quart
       Minimum  0.005   0.003   0.057   0.043   0.025   0.019   0.109   0.586   0.141   0.027   0.039   Minimum
      Variance  0.1061  0.0301  0.0249  0.2142  0.2273  0.2367  0.1508  1.5322  3.3823  1.5747  0.4866  Variance
            CV  1.384   0.781   0.437   0.342   0.471   0.432   0.44    0.379   0.646   0.413   0.703   CV
      Skewness  3.047   1.372   1.341   0.846   1.239   0.754   1.007   0.399   0.234   0.439   1.902   Skewness

        Variable:   Copper wt.%
Acceptable range:   0.0 to 100.0
         Weights:   var_4

[IVANHOE MINES NEW HORIZONS LOGO]         HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

                                                               D-4 CONTACT PLOTS

May 2005                           APPENDICES                        [AMEC LOGO]

                  Southern Oyu: Southwest Comps Cu % Qmd vs Va

          Qmd                                             Va
   Overall N= 1904                                 Overall N= 9142
  Overall mean= 0.10                              Overall mean= 0.49
  Within bins N= 1312                             Within bins N= 1768
Within bins mean= 0.10                          Within bins mean= 0.46

                                    [GRAPH]

               Southern Oyu: Central Comps Cu % Qmd vs Va Cu Shell

                 Qmd Cu Shell                   Va Cu Shell
               Overall N= 3431                 Overall N= 590
              Overall mean= 0.12              Overall mean= 0.21
              Within bins N= 561              Within bins N= 463
            Within bins mean= 0.13          Within bins mean= 0.21

                                  [LINE GRAPH]

               Southern Oyu: South Comps Cu % Qmd vs Va Cu Shell

                 Qmd Cu Shell                   Va Cu Shell
               Overall N= 645                  Overall N= 816
              Overall mean= 0.17              Overall mean= 0.21
              Within bins N= 179              Within bins N= 146
            Within bins mean= 0.18          Within bins mean= 0.22

                                  [LINE GRAPH]

             Southern Oyu: Wedge Comps Cu % Qmd vs Ign+Va Cu Shell

                 Qmd Cu Shell                   Ign+Va Cu Shell
               Overall N= 1249                 Overall N= 478
              Overall mean= 0.15              Overall mean= 0.24
              Within bins N= 348              Within bins N= 241
            Within bins mean= 0.19          Within bins mean= 0.26

                                  [LINE GRAPH]

                 Southern Oyu: Southwest Comps Au g/t Qmd vs Va

                 Qmd Bkgd                         Va Bkgd
               Overall N= 1855                 Overall N= 5578
              Overall mean= 0.11              Overall mean= 0.34
              Within bins N= 1143             Within bins N= 1306
            Within bins mean= 0.10          Within bins mean= 0.35

                                  [LINE GRAPH]

                Southern Oyu: Central Comps Au g/t Qmd vs Va Bkgd

                 Qmd Bkgd                         Va Bkgd
               Overall N= 7306                 Overall N= 2103
              Overall mean= 0.07              Overall mean= 0.11
              Within bins N= 2168             Within bins N= 1807
            Within bins mean= 0.08          Within bins mean= 0.12

                                  [LINE GRAPH]

              Southern Oyu: Central Comps Au g/t Qmd vs Va Au Shell

                 Qmd Au Shell                   Va Au Shell
               Overall N= 651                  Overall N= 722
              Overall mean= 0.52              Overall mean= 0.68
              Within bins N= 507              Within bins N= 583
            Within bins mean= 0.49          Within bins mean= 0.72

                                  [LINE GRAPH]

                 Southern Oyu: South Comps Au g/t Qmd vs Va Bkgd

                 Qmd Bkgd                          Va Bkgd
               Overall N= 1077                 Overall N= 2339
              Overall mean= 0.10              Overall mean= 0.08
              Within bins N= 677              Within bins N= 634
            Within bins mean= 0.12          Within bins mean= 0.11

                                  [LINE GRAPH]

              Southern Oyu: South Comps Au g/t Qmd vs Va Au Shell

                 Qmd Au Shell                   Va Au Shell
               Overall N= 372                  Overall N= 437
              Overall mean= 0.33              Overall mean= 0.37
              Within bins N= 265              Within bins N= 215
            Within bins mean= 0.34          Within bins mean= 0.34

                                  [LINE GRAPH]

                 Southern Oyu: Wedge Comps Au g/t Qmd vs Ign+Va

                 Qmd                               Ign+Va
               Overall N= 1965                 Overall N= 1844
              Overall mean= 0.06              Overall mean= 0.07
              Within bins N= 885              Within bins N= 811
            Within bins mean= 0.05          Within bins mean= 0.10

                                  [LINE GRAPH]

                     Hugo North: 0.6% - Qtz Vein Comps Cu %

                 Quartz Vein domain             0.6% domain
               Overall N= 1039                 Overall N= 1685
              Overall mean= 3.11              Overall mean= 1.13
              Within bins N= 673              Within bins N= 656
            Within bins mean= 3.03          Within bins mean= 1.31

                                  [LINE GRAPH]

                Hugo North: 0.6% Cu Domain Comps Cu % Ign vs Va

                 Ign in 0.6% domain             Va in 0.6% domain
               Overall N= 398                  Overall N= 294
              Overall mean= 1.03              Overall mean= 1.36
              Within bins N= 213              Within bins N= 181
            Within bins mean= 1.06          Within bins mean= 1.38

                                  [LINE GRAPH]

                Hugo North: 0.6% Cu Domain Comps Cu % Qmd vs Va

                 Qmd in 0.6% domain             Va in 0.6% domain
                Overall N= 993                Overall N= 294
              Overall mean= 1.11            Overall mean= 1.36
              Within bins N= 124            Within bins N= 114
            Within bins mean= 1.28        Within bins mean= 1.40

                                  [LINE GRAPH]

                Hugo North: Qtz Vein Domain Comps Cu % Ign vs Va

                 Ignin QV domain                Va in QV domain
               Overall N= 24                   Overall N= 496
              Overall mean= 2.53              Overall mean= 3.27
              Within bins N= 24               Within bins N= 26
            Within bins mean= 2.53          Within bins mean= 3.54

                                  [LINE GRAPH]

                Hugo North: Qtz Vein Domain Comps Cu % Qmd vs Va

                 Qmd in QV domain               Va in QV domain
               Overall N= 519                  Overall N= 496
              Overall mean= 2.98              Overall mean= 3.27
              Within bins N= 300              Within bins N= 280
            Within bins mean= 3.27          Within bins mean= 3.26

                                  [LINE GRAPH]

               Hugo North: Gold Background Comps Au g/t Qmd vs Va

                 Qmd in Bkgd Au                 Va in Bkgd Au
                Overall N= 764              Overall N= 481
              Overall mean= 0.16          Overall mean= 0.10
              Within bins N= 186          Within bins N= 165
            Within bins mean= 0.16      Within bins mean= 0.11

                                  [LINE GRAPH]

               Hugo North: Gold Background Comps Au g/t Ign vs Va

                 Ign in Bkgd Au                 Va in Bkgd Au
               Overall N= 701                  Overall N= 481
              Overall mean= 0.03              Overall mean= 0.10
              Within bins N= 380              Within bins N= 318
            Within bins mean= 0.04          Within bins mean= 0.10

                                  [LINE GRAPH]

                 Hugo North: Main Au Zone Comps Au g/t Ign vs Va

                 Ign in Main Au                 Va in Main Au
               Overall N= 16                   Overall N= 333
              Overall mean= 0.48              Overall mean= 0.65
              Within bins N= 13               Within bins N= 13
            Within bins mean= 0.46          Within bins mean= 0.54

                                  [LINE GRAPH]

                 Hugo North: Main Au Zone Comps Au g/t Qmd vs Va

                 Qmd in Main Au                 Va in Main Au
               Overall N= 422                  Overall N= 333
              Overall mean= 0.92              Overall mean= 0.65
              Within bins N= 173              Within bins N= 157
            Within bins mean= 1.12          Within bins mean= 0.70

                                  [LINE GRAPH]

[IVANHOE LOGO]                            HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

                                                         D-5 GRADE SCATTER PLOTS

May 2005                          APPENDICES                         [AMEC LOGO]

                                  [LINE GRAPH]

                                  [LINE GRAPH]

                                  [LINE GRAPH]

[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

                                              APPENDIX E MODEL VALIDATION CHARTS
                                                                 E-1 HERCO PLOTS
                                       E-1 GRADE SWATH PLOTS - SOUTHERN DEPOSITS
                                     E-3 GRADE SWATH PLOTS - HUGO NORTH DEPOSITS

May 2005                         APPENDICES                          [AMEC LOGO]

[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

                                                                 E-1 HERCO PLOTS

May 2005                         APPENDICES                          [AMEC LOGO]

      RECOVERED GRADE - TONNAGE CHART, SOUTHWEST DEPOSIT - INSIDE GOLD ZONE
                 COPPER GRADE (KRIGED AND HERCO TRANSFORMED NN)
           [smu = 20m * 20m * 15m; BLOCK DISPERSION VARIANCE = 0.62196]

                            [Cu CUTOFF GRADE GRAPH]

         RECOVERED GRADE - TONNAGE CHART, SOUTHWEST DEPOSIT - BACKGROUND
                 COPPER GRADE (KRIGED AND HERCO TRANSFORMED NN)
           [smu = 20m * 20m * 15m; BLOCK DISPERSION VARIANCE = 0.62196]

                            [Cu CUTOFF GRADE GRAPH]

      RECOVERED GRADE - TONNAGE CHART, SOUTHWEST DEPOSIT - INSIDE GOLD ZONE
                  GOLD GRADE (KRIGED AND HERCO TRANSFORMED NN)
           [smu = 20m * 20m * 15m; BLOCK DISPERSION VARIANCE = 0.58822]

                            [Au CUTOFF GRADE GRAPH]

       RECOVERED GRADE - TONNAGE CHART, CENTRAL DEPOSIT - INSIDE Cu SHELL
                 COPPER GRADE (KRIGED AND HERCO TRANSFORMED NN)
           [smu = 20m * 20m * 15m; BLOCK DISPERSION VARIANCE = 0.53988]

                            [Cu CUTOFF GRADE GRAPH]

        RECOVERED GRADE - TONNAGE CHART, SOUTH DEPOSIT - INSIDE Cu SHELL
                 COPPER GRADE (KRIGED AND HERCO TRANSFORMED NN)
           [smu = 20m * 20m * 15m; BLOCK DISPERSION VARIANCE = 0.53601]

                            [Cu CUTOFF GRADE GRAPH]

        RECOVERED GRADE - TONNAGE CHART, WEDGE DEPOSIT - INSIDE Cu SHELL
                 COPPER GRADE (KRIGED AND HERCO TRANSFORMED NN)
           [smu = 20m * 20m * 15m; BLOCK DISPERSION VARIANCE = 0.41135]

                            [Cu CUTOFF GRADE GRAPH]

   RECOVERED GRADE - TONNAGE CHART, HUGO NORTH DEPOSIT - QUARTZ VEIN Cu DOMAIN
                 COPPER GRADE (KRIGED AND HERCO TRANSFORMED NN)
          [smu = 20m * 20m * 15m; BLOCK DISPERSION VARIANCE = 0.56499]

                            [Cu CUTOFF GRADE GRAPH]

      RECOVERED GRADE - TONNAGE CHART, HUGO NORTH DEPOSIT - 0.6% Cu DOMAIN
                 COPPER GRADE (KRIGED AND HERCO TRANSFORMED NN)
          [smu = 20m * 20m * 15m; BLOCK DISPERSION VARIANCE = 0.61882]

                            [Cu CUTOFF GRADE GRAPH]

[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

                                   E-2 GRADE SWATH PLOTS - SOUTHERN OYU DEPOSITS

May 2005                         APPENDICES                          [AMEC LOGO]

                           SOUTHWEST - FAR SOUTH AREA
            AVERAGE KRIGED AND NN COPPER GRADES IN Va AND Qmd DOMAINS
                              BY 15 m BENCH SWATHS

                                  [LINE GRAPH]

                           SOUTHWEST - FAR SOUTH AREA
            AVERAGE KRIGED AND NN COPPER GRADES IN Va AND Qmd DOMAINS
                              BY 20 m NORTHING SWATHS

                                  [LINE GRAPH]

                           SOUTHWEST - FAR SOUTH AREA
            AVERAGE KRIGED AND NN COPPER GRADES IN Va AND Qmd DOMAINS
                              BY 20 m EASTING SWATHS

                                  [LINE GRAPH]

                           SOUTHWEST - FAR SOUTH AREA
             AVERAGE KRIGED AND NN GOLD GRADES IN Va AND Qmd DOMAINS
                              BY 15 m BENCH SWATHS

                                  [LINE GRAPH]

                           SOUTHWEST - FAR SOUTH AREA
            AVERAGE KRIGED AND NN GOLD GRADES IN Va AND Qmd DOMAINS
                              BY 20 m NORTHING SWATHS

                                  [LINE GRAPH]

                           SOUTHWEST - FAR SOUTH AREA
            AVERAGE KRIGED AND NN GOLD GRADES IN Va AND Qmd DOMAINS
                              BY 20 m EASTING SWATHS

                                  [LINE GRAPH]

                          SOUTHWEST DEPOSIT - GOLD ZONE
            AVERAGE KRIGED AND NN COPPER GRADES IN Va AND Qmd DOMAINS
                              BY 15 m BENCH SWATHS

                                  [LINE GRAPH]

                          SOUTHWEST DEPOSIT - GOLD ZONE
            AVERAGE KRIGED AND NN COPPER GRADES IN Va AND Qmd DOMAINS
                              BY 20 m NORTHING SWATHS

                                  [LINE GRAPH]

                          SOUTHWEST DEPOSIT - GOLD ZONE
            AVERAGE KRIGED AND NN COPPER GRADES IN Va AND Qmd DOMAINS
                              BY 20 m EASTING SWATHS

                                  [LINE GRAPH]

                          SOUTHWEST DEPOSIT - GOLD ZONE
            AVERAGE KRIGED AND NN GOLD GRADES IN Va AND Qmd DOMAINS
                              BY 15 m BENCH SWATHS

                                  [LINE GRAPH]

                          SOUTHWEST DEPOSIT - GOLD ZONE
             AVERAGE KRIGED AND NN GOLD GRADES IN Va AND Qmd DOMAINS
                             BY 20 m NORTHING SWATHS

                                  [LINE GRAPH]

                          SOUTHWEST DEPOSIT - GOLD ZONE
             AVERAGE KRIGED AND NN GOLD GRADES IN Va AND Qmd DOMAINS
                             BY 20 m EASTING SWATHS

                                  [LINE GRAPH]

                                 CENTRAL DEPOSIT
     AVERAGE KRIGED AND NN COPPER GRADES IN Cu SHELL AND BACKGROUND DOMAINS
                              BY 15 m BENCH SWATHS

                                  [LINE GRAPH]

                                 CENTRAL DEPOSIT
     AVERAGE KRIGED AND NN COPPER GRADES IN Cu SHELL AND BACKGROUND DOMAINS
                              BY 20 m NORTHING SWATHS

                                  [LINE GRAPH]

                                 CENTRAL DEPOSIT
     AVERAGE KRIGED AND NN COPPER GRADES IN Cu SHELL AND BACKGROUND DOMAINS
                             BY 20 m EASTING SWATHS

                                  [LINE GRAPH]

                                 CENTRAL DEPOSIT
      AVERAGE KRIGED AND NN GOLD GRADES IN Cu SHELL AND BACKGROUND DOMAINS
                              BY 15 m BENCH SWATHS

                                  [LINE GRAPH]

                                 CENTRAL DEPOSIT
      AVERAGE KRIGED AND NN GOLD GRADES IN Cu SHELL AND BACKGROUND DOMAINS
                              BY 20 m NORTHING SWATHS

                                  [LINE GRAPH]

                                 CENTRAL DEPOSIT
      AVERAGE KRIGED AND NN GOLD GRADES IN Cu SHELL AND BACKGROUND DOMAINS
                             BY 20 m EASTING SWATHS

                                  [LINE GRAPH]

                                  SOUTH DEPOSIT
     AVERAGE KRIGED AND NN COPPER GRADES IN Cu SHELL AND BACKGROUND DOMAINS
                             BY 15 m BENCHING SWATHS

                                  [LINE GRAPH]

                                  SOUTH DEPOSIT
     AVERAGE KRIGED AND NN COPPER GRADES IN Cu SHELL AND BACKGROUND DOMAINS
                             BY 20 m NORTHING SWATHS

                                  [LINE GRAPH]

                                  SOUTH DEPOSIT
     AVERAGE KRIGED AND NN COPPER GRADES IN Cu SHELL AND BACKGROUND DOMAINS
                             BY 20 m EASTING SWATHS

                                  [LINE GRAPH]

                                  SOUTH DEPOSIT
      AVERAGE KRIGED AND NN GOLD GRADES IN Cu SHELL AND BACKGROUND DOMAINS
                              BY 15 m BENCH SWATHS

                                  [LINE GRAPH]

                                  SOUTH DEPOSIT
      AVERAGE KRIGED AND NN GOLD GRADES IN Cu SHELL AND BACKGROUND DOMAINS
                             BY 20 m NORTHING SWATHS

                                  [LINE GRAPH]

                                  SOUTH DEPOSIT
      AVERAGE KRIGED AND NN GOLD GRADES IN Cu SHELL AND BACKGROUND DOMAINS
                             BY 20 m EASTING SWATHS

                                  [LINE GRAPH]

                                  WEDGE DEPOSIT
     AVERAGE KRIGED AND NN COPPER GRADES IN Cu SHELL AND BACKGROUND DOMAINS
                              BY 15 m BENCH SWATHS

                                  [LINE GRAPH]

                                  WEDGE DEPOSIT
     AVERAGE KRIGED AND NN COPPER GRADES IN Cu SHELL AND BACKGROUND DOMAINS
                             BY 20 m NORTHING SWATHS

                                  [LINE GRAPH]

                                  WEDGE DEPOSIT
     AVERAGE KRIGED AND NN COPPER GRADES IN Cu SHELL AND BACKGROUND DOMAINS
                             BY 20 m EASTING SWATHS

                                  [LINE GRAPH]

                                  WEDGE DEPOSIT
      AVERAGE KRIGED AND NN GOLD GRADES IN Cu SHELL AND BACKGROUND DOMAINS
                              BY 15 m BENCH SWATHS

                                  [LINE GRAPH]

[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

                                     E-3 GRADE SWATH PLOTS - HUGO NORTH DEPOSITS

May 2005                         APPENDICES                          [AMEC LOGO]

                               HUGO NORTH DEPOSIT
          AVERAGE KRIGED AND NN COPPER GRADES IN QUARTZ VEIN Cu DOMAIN
                             BY 40 m NORTHING SWATHS

                                  [LINE GRAPH]

                               HUGO NORTH DEPOSIT
          AVERAGE KRIGED AND NN COPPER GRADES IN QUARTZ VEIN Cu DOMAIN
                             BY 30 m BENCH SWATHS

                                  [LINE GRAPH]

                               HUGO NORTH DEPOSIT
              AVERAGE KRIGED AND NN COPPER GRADES IN 0.6% Cu DOMAIN
                             BY 40 m NORTHING SWATHS

                                  [LINE GRAPH]

                               HUGO NORTH DEPOSIT
              AVERAGE KRIGED AND NN COPPER GRADES IN 0.6% Cu DOMAIN
                             BY 30 m BENCH SWATHS

                                  [LINE GRAPH]

                               HUGO NORTH DEPOSIT
              AVERAGE KRIGED AND NN COPPER GRADES IN BACKGROUND Cu DOMAIN
                             BY 40 m NORTHING SWATHS

                                  [LINE GRAPH]

                               HUGO NORTH DEPOSIT
           AVERAGE KRIGED AND NN COPPER GRADES IN BACKGROUND Cu DOMAIN
                              BY 30 m BENCH SWATHS

                                  [LINE GRAPH]

                               HUGO NORTH DEPOSIT
              AVERAGE KRIGED AND NN GOLD GRADES IN MAIN Au ZONE DOMAIN
                             BY 40 m NORTHING SWATHS

                                  [LINE GRAPH]

                               HUGO NORTH DEPOSIT
              AVERAGE KRIGED AND NN GOLD GRADES IN MAIN Au ZONE DOMAIN
                             BY 30 m BENCH SWATHS

                                  [LINE GRAPH]

                               HUGO NORTH DEPOSIT
              AVERAGE KRIGED AND NN GOLD GRADES IN WEST Au ZONE DOMAIN
                             BY 40 m NORTHING SWATHS

                                  [LINE GRAPH]

                               HUGO NORTH DEPOSIT
            AVERAGE KRIGED AND NN GOLD GRADES IN WEST Au ZONE DOMAIN
                             BY 30 m BENCH SWATHS

                                  [LINE GRAPH]

                               HUGO NORTH DEPOSIT
         AVERAGE KRIGED AND NN GOLD GRADES IN BACKGROUND Au ZONE DOMAIN
                             BY 40 m NORTHING SWATHS

                                  [LINE GRAPH]

                               HUGO NORTH DEPOSIT
         AVERAGE KRIGED AND NN GOLD GRADES IN BACKGROUND Au ZONE DOMAIN
                              BY 30 m BENCH SWATHS

                                  [LINE GRAPH]

[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

        APPENDIX F BLOCK MODEL SECTION AND PLANS - SOUTHERN OYU DEPOSITS

May 2005                           APPENDICES                        [AMEC LOGO]

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

[IVANHOE MINES LOGO]                      HUGO DUMMETT AND SOUTHERN OYU DEPOSITS
                                                                TECHNICAL REPORT
                                                            OYU TOLGOI, MONGOLIA

        APPENDIX G BLOCK MODEL SECTIONS AND PLANS - HUGO NORTH DEPOSIT

May 2005                           APPENDICES                        [AMEC LOGO]

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